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07022528

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Ing Canada Inc.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

APR 17 2007

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 35053

FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dw

DAT : 4/11/07

Turning promises into Actions



ING

ING Canada Inc.

2006 annual report



Corporate Profile

ING Canada is the largest provider of property and casualty insurance in Canada, through the ING Novex, Nordic, Trafalgar, Belair and ING Insurance companies. We provide automobile, property and liability insurance to individuals and small to medium-sized businesses across Canada. An investment management subsidiary manages the invested assets of our insurance subsidiaries.

We enjoy leading positions in all markets where we operate including Ontario, Québec and Alberta, our three largest markets.

Personal automobile insurance accounts for approximately 50% of our business while personal property comprises roughly 20% and commercial insurance about 30%.

Our Goals

To create a sustainable, superior performance gap, as measured by return on equity, relative to the Canadian property and casualty industry of not less than 500 basis points (5%) and to achieve annual organic growth on average 300 basis points (3%) higher-than-market over the long term.

Our Strategy

We intend to leverage the advantages of scale to achieve sophisticated pricing, consistently profitable underwriting and cost-effective and timely claims management.

Fundamental to our strategy is a customer-centric commitment to product innovation, multi-channel access and ease of doing business for policyholders and brokers alike.

Asset management will continue as an internal core competency focused on achieving superior after-tax returns.

Our Priorities

Our priorities are to:

- introduce improved technologies and services to make doing business easier and less costly;
- reduce claims costs and improve the quality of our service through greater use of preferred providers in settling auto, property and health care claims;
- make accretive domestic acquisitions, as opportunity permits, where our operating strengths can be applied quickly to familiar product lines and geographies.

Contents

Front Cover

Madeleine Daigneault, owner and founder of Andrée Chocolats, master chocolatiers since 1940 and a long term ING commercial insurance client.

On October 18, 2006, ING Canada celebrated its head office consolidation and relocation to 700 University Avenue in downtown Toronto, bringing together over 1,300 employees from across the city. Our new premises comprise more than six floors totalling over 380,000 square feet.

Financial Highlights

Combined Ratio*


86.0%
86.0%
89.4%
04
05
06

Direct Premiums Written ($ millions)


3,576
3,905
3,990
04
05
06

Return on Equity


40.9%
31.6%
20.8%
04
05
06

Net Income ($ millions)


624
782
658
04
05
06

(in millions of dollars)	2006	2005	2004
Direct premiums written	**$ 3,990**	$ 3,905	$ 3,576
Net premiums earned	**$ 3,827**	$ 3,840	$ 3,365
Total revenue	**$ 4,406**	$ 4,446	$ 3,781
Net income	**$ 658**	$ 782	$ 624
Total shareholders' equity	**$ 3,421**	$ 2,893	$ 2,060
Debt outstanding	**$ 0**	$ 127	$ 256
Debt to capital	**0.0%**	4.2%	11.1%
Claims ratio	**59.1%**	56.3%	56.6%
Expense ratio	**30.3%**	29.7%	29.4%
Combined ratio	**89.4%**	86.0%	86.0%
Return on equity	**20.8%**	31.6%	40.9%

* For property and casualty insurance subsidiaries. The combined ratio is the sum of claims, claims expenses, commissions, premium taxes and general expenses divided by net premiums earned.

Actions to improve our Reputation

Chairman's Message

In 2006, a year of great activity and considerable competition within the Canadian property and casualty insurance industry, ING Canada once again delivered solid financial results. The Board of Directors continued to play an active and significant part in their complementary roles of representing shareholders and advising and supporting the management team on issues related to the company's performance and long term growth strategy.

The company's overall success, however, is a direct reflection of the excellent job that the management team did in effectively executing the business strategy. They were instrumental in proactively fostering the conditions necessary for growth and further enhancing the ING brand. Key to our results this year was our continued focus on improving the overall customer experience, as evidenced by the launch of a new loyalty program, several major new service initiatives and the introduction of unique value-added insurance products. Although the year was not without its challenges, as Chairman of the Board, I am pleased to report that the company again generated strong earnings and delivered outstanding value for its shareholders.



A lot has happened in the two short years since ING Canada became a public company. The business environment is much more complex as a result of emerging trends and continually evolving rules and regulatory issues. Insurance markets have become more heavily regulated as a result of increased government intervention. At the same time, investors have become more sophisticated and expect much more from corporate leaders in their role as overseers of company performance. And shareholders have progressively become more active and vocal in their demands to boards for increased levels of accountability, responsibility, compliance and corporate governance.

Directly, and through effective use of its committees, the Board began incorporating best practices of good corporate governance long before it became fashionable or necessary for companies to do so. The Board has been equally vigilant of its ability to assess risk and deal with conflict of interest and product suitability issues to maintain shareholder confidence. We take a great deal of pride not only in creating and overseeing rules and policies regarding disclosure, openness and transparency but also in establishing a culture of honesty, fairness and ethical business practices that resonates through senior management to the entire organization. In essence, good corporate governance is the fabric that holds the company together and provides a framework for the Board in our guidance of management and our responsibility to create value for our shareholders.

The Board's strict adherence at all times to principles of good corporate governance is also at the very foundation

Fixed Income Securities


0.1%
5.7%
24.6%
55.6%
14.0%
% of Book Value
AAA
AA
A
BBB
B

Exposure to preferred shares contributes positively to the overall after-tax return of the investment portfolio

The following table sets forth our fixed income portfolio by credit quality as at December 31, 2006 and 2005.

Table 16

(in millions of dollars, except as otherwise noted)	As at December 31, 2006 BV	% of BV	FV	As at December 31, 2005 BV	% of BV	FV
Fixed income securities						
AAA	**1,812.9**	**55.6%**	**1,815.7**	1,588.6	45.1%	1,595.2
AA	**457.0**	**14.0%**	**466.1**	788.7	22.4%	820.0
A	**801.0**	**24.6%**	**811.2**	988.7	28.1%	1,027.4
BBB	**184.5**	**5.7%**	**186.1**	150.8	4.3%	150.3
B	**3.4**	**0.1%**	**2.5**	4.0	0.1%	2.9
Total	**3,258.8**	**100.0%**	**3,281.6**	3,520.8	100.0%	3,595.8

Exposure to preferred shares contributes positively to the overall after-tax return of the investment portfolio. Our continuing profitability allows for material exposure to preferred shares in our investment portfolio and enables us to realize the benefit of receiving preferred share dividends on a tax-free basis. The following table sets forth our preferred share portfolio by credit quality as at December 31, 2006 and 2005.

Table 17

(in millions of dollars except as otherwise noted)	As at December 31, 2006 BV	% of BV	FV	As at December 31, 2005 BV	% of BV	FV
Preferred shares						
P1	**719.4**	**49.3%**	**749.5**	574.8	45.7%	604.7
P2	**566.0**	**38.8%**	**584.5**	508.6	40.5%	528.2
P3	**142.2**	**9.7%**	**149.2**	161.8	12.9%	172.1
P4	**21.4**	**1.4%**	**19.9**	0.4	[illegible]	0.4
P5	**11.1**	**0.8%**	**14.0**	11.7	0.9%	14.5
Total	**1,460.1**	**100.0%**	**1,517.1**	1,257.3	100.0%	1,319.9

Common equity exposure focuses primarily on high-dividend equities. We seek enhanced returns by identifying and investing in shares likely to pay increased dividends or special dividends. We undertake extensive analysis of investment opportunities to identify special dividend candidates. Similar evaluations are conducted to assess investments most likely to increase dividends. We also manage the equity portfolios to achieve additional dividend payments. Through active management, we seek incremental dividend income versus a static portfolio.

The results of our common equity strategies generally depend on overall equity market trends. Accordingly, many factors outside of our control affect the aggregate increases or decreases in the equity portfolios. We seek to select investments that will provide incremental value in excess of our benchmarks. Unforeseen events affecting specific companies, industries or sectors can have significant detrimental impact on the return profile of the equity investments.

Specific focus is placed on the management of the portfolio to optimize after-tax total return

The following table sets forth our exposure to the ten largest industrial sectors for our combined fixed income securities and preferred and common share portfolios as at December 31, 2006 and 2005. Specific focus is placed on the management of the portfolio to optimize after-tax total return.

Table 15

(in millions of dollars, except as otherwise noted)	As at December 31, 2006			As at December 31, 2005		
	BV	**% of BV**	**FV**	BV	% of BV	FV
Banks	**1,563.9**	**21.6%**	**1,643.1**	827.8	12.3%	895.2
Diversified financial services	**765.2**	**10.6%**	**789.3**	701.2	10.4%	734.3
Insurance	**458.7**	**6.3%**	**492.1**	361.2	5.4%	392.3
Utilities	**428.9**	**5.9%**	**454.5**	449.7	6.7%	482.1
Oil and gas	**345.8**	**4.8%**	**331.7**	274.1	4.1%	300.4
Telecommunication services	**313.1**	**4.3%**	**313.8**	286.9	4.3%	284.7
Special purpose	**231.8**	**3.2%**	**232.6**	252.3	3.8%	257.8
Real estate	**225.3**	**3.1%**	**244.3**	248.8	3.7%	274.2
Media	**136.2**	**1.9%**	**141.4**	121.6	1.8%	121.3
Metals and mining	**95.2**	**1.3%**	**94.1**	70.1	1.0%	79.2
Total top ten sectors	**4,564.1**	**63.0%**	**4,736.9**	3,593.7	53.5%	3,821.4
Government	**1,999.6**	**27.6%**	**2,011.3**	2,043.5	30.4%	2,091.5
Other	**678.2**	**9.4%**	**695.0**	1,083.8	16.1%	1,112.3
Total investment assets	**7,241.9**	**100.0%**	**7,443.2**	6,721.0	100.0%	7,025.2

The Company uses derivative financial instruments for hedging purposes and to modify the risk profile of the investment portfolio as long as the resulting exposures are within investment policy guidelines.

Beginning in 2006, we expanded our investment options to include investment grade international bonds

Beginning in 2006, we expanded our investment options to include investment grade international bonds and the use of derivatives to support the management of the duration of our fixed income portfolio. The duration of the bond portfolio moved from 6.3 years at December 31, 2005 to 4.5 years at December 31, 2006. This reduction more closely aligns our investment duration with the duration of our liabilities.

As at December 31, 2006, the weighted average rating of our fixed income portfolio was AA and the weighted average rating of our preferred share portfolio was P2 (ratings are by Standard & Poor's (S&P) or Dominion Bond Rating Services). Approximately $35.8 million of securities with a rating below investment grade were included in the fixed income and preferred share portfolios at December 31, 2006, compared to $16.1 million as at December 31, 2005.

Cash and Investments


3.1%
11.4%
21.5%
19.8%
44.2%

% of Book Value

Cash, cash equivalents, short-term notes over 90 days

Fixed income securities

Preferred Shares

Common shares

Miscellaneous

Cash and Investments

Table 14 (in millions of dollars, except as otherwise noted)	As at December 31, 2006 Book value (BV)	% of BV	Fair value (FV)	As at December 31, 2005 BV	% of BV	FV
Cash and cash equivalents	**125.9**	**1.7%**	**125.9**	341.1	4.8%	341.1
Short-term notes over 90 days	**713.5**	**9.7%**	**713.5**	440.4	6.2%	440.4
Fixed income securities	**3,258.8**	**44.2%**	**3,281.6**	3,520.8	49.9%	3,595.8
Commercial mortgages	**57.2**	**0.8%**	**59.0**	70.4	1.0%	73.1
Preferred shares	**1,460.1**	**19.8%**	**1,517.1**	1,257.3	17.8%	1,319.9
Common shares	**1,580.7**	**21.5%**	**1,700.4**	1,266.5	17.9%	1,430.4
Other investments:						
Loans to brokers	**156.9**	**2.1%**	**156.9**	151.4	2.2%	151.4
Equity investments	**14.7**	**0.2%**	**14.7**	14.2	0.2%	14.2
Total investments and cash	**7,367.8**	**100.0%**	**7,569.1**	7,062.1	100.0%	7,366.3
Unrealized gains (FV - BV)			**201.3**			304.2

The increase in total investments and cash resulted from cash provided by operating activities of $431 million less dividend payments, debt repayment and acquisitions of brokerages and equipment.

The Company transferred approximately $200 million from its fixed income portfolio to common and preferred share portfolios in accordance with changes in investment policy

During the year, the Company transferred approximately $200 million from its fixed income portfolio to common and preferred share portfolios in accordance with changes in investment policy. Increases in loans to brokers and equity investments are related to expansion of the Company's distribution network.

We have an investment policy that seeks to provide an attractive risk-return profile over the medium to long term. In developing our investment policy, we take into account the current and expected condition of capital markets, the historic return profiles of various asset classes and the variability of those returns over time, the availability of assets, diversification needs and benefits, regulatory capital required to support the various asset types, security ratings and other material variables likely to affect the overall performance of our investment portfolio. The overall risk profile of our investment portfolio is designed to balance the investment return needs of our liabilities while optimizing the investment opportunities available in the marketplace. Management monitors and enforces compliance with our investment policy. The majority of our investment portfolio is invested in well established, active and liquid markets. Fair value for most investments is determined by reference to quoted market prices. In cases where an active market does not exist, fair value is estimated by reference to recent transactions or current market prices for similar investments.

Our investment portfolio is managed on a total return basis

Our investment portfolio is managed on a total return basis. As such, realized gains and losses are important and recurring components of the return on investments and of income but the timing of their realization is unpredictable. Our portfolio construction methodology takes into account the availability and liquidity of potential investments. We also set constraints by economic sector and by investment strategy to provide diversification across industries. We believe this diversification of exposure across a range of business sectors provides positive investment benefits. At the same time, economic difficulties concentrated in a specific business sector are dampened.

Section 3 – Financial Condition

3.1 Balance Sheet Analysis

Table 13 (in millions of dollars)	Book values As at December 31 **2006**	 2005	Comments on change
Cash and cash equivalents	**125.9**	341.1	Cash was invested in securities with terms exceeding 90 days to improve returns
Investments	**7,241.9**	6,720.9	See below
Premiums and other receivables	**1,643.9**	1,518.5	Premiums written are either billed to brokers or billed to policyholders directly. The increase was due to volume increases during Q4 06
Reinsurers' share of claims liabilities and unearned premiums	**288.1**	347.8	Lower amount of claims ceded to reinsurers in 2006
Deferred acquisition costs	**393.1**	382.0	Increased revenues in Q4 06
Income taxes receivable	**54.1**	55.7	No significant changes
Other assets	**302.9**	274.2	The increase was mostly related to pension plan related assets
Future income tax asset	**112.2**	141.1	Lower future tax rates have reduced the value of tax assets
Intangible assets and goodwill	**215.2**	145.2	Acquisitions of brokers during 2006 generated an increase in goodwill and intangible assets
Total assets	**10,377.3**	9,926.5	
Payables and other liabilities	**840.4**	815.7	Generally due to timing and increased volume in Q4 06
Unpaid claims and loss adjustment expenses	**3,823.6**	3,821.6	See below
Unearned premiums	**2,264.1**	2,194.8	Due to increased volume in Q4 06
Other liabilities	**28.4**	74.8	
Debt outstanding	–	127.0	Debt was fully repaid during Q3 06
Total liabilities	**6,956.5**	7,033.9	
Shareholders' equity	**3,420.8**	2,892.6	The increase was due primarily to net earnings less dividends paid
Total liabilities and shareholders' equity	**10,377.3**	9,926.5	

2.4 Selected Annual Information

Table 12	Year ending December 31		
(in millions of dollars, except as otherwise noted)	**2006**	2005	2004
Total revenue	**4,406.4**	4,446.1	3,780.9
Net underwriting income	**403.8**	537.7	470.0
Net income	**658.1**	781.8	624.2
EPS – basic (dollars)	**4.92**	5.85	6.51
diluted (dollars)	**4.92**	5.85	6.49
Annual dividends per common share (dollars)	**1.00**	0.65	–
Investments	**7,241.9**	6,721.0	6,285.1
Total assets	**10,377.3**	9,926.5	9,663.1
Debt outstanding	–	127.0	256.2
Total shareholders' equity	**3,420.8**	2,892.6	2,059.6

Variances between 2006 and 2005 are analyzed in detail in this document. Variances between 2005 and 2004 were driven by: (1) strong underwriting income, particularly in personal automobile, despite the impact of increased catastrophe claims, most notably in personal property, (2) actual claims experience less than previously reserved for, creating redundant reserves to the benefit of earnings and (3) robust investment results.

2.5 Fourth Quarter 2006 Overview

Net income for the fourth quarter of 2006 was $109.4 million, down 44.4% from Q4 05's exceptional performance. The drop in net income was driven by lower underwriting income, lower realized investment gains and higher income taxes. Direct premiums written totalled $963.6 million in the quarter, an increase of 4.6% over Q4 05 after excluding industry pools.

- The 4.6% increase in direct premiums was driven by a 3.8% increase in the number of written insured risks. Personal lines experienced very strong direct premiums written growth of 9.2% for Q4 06 over Q4 05, excluding pools, with good growth in both automobile and property lines.
- Underwriting results were driven by a combined ratio of 93.6% for the quarter, 6.7 points higher than the same quarter of 2005. Catastrophe losses of $26.4 million compare to no catastrophes in Q4 05. Personal property experienced higher non-catastrophe severity, particularly in Ontario. Lower favourable prior year claims development from automobile pools resulted in lower underwriting results for personal auto. Despite an average rate reduction of 4.6%, the current year loss ratio for personal auto improved slightly, driven by a slight improvement in frequency. Commercial lines performed well in a softening market with an improved combined ratio of 92.8%, 2.6 points below the previous year.
- Pre-tax realized investment and other gains totalled $15.3 million in the quarter, down from $67.2 million in Q4 05 due mostly to lower trading volumes. Unrealized gains on investments increased $65.7 million in the quarter to $201.3 million.
- The Q4 06 tax expense includes a number of adjustments that had the effect of increasing the effective tax rate by 3.0%, or $5.1 million; Q4 06 to Q4 05 comparisons are also affected by $8.4 million of adjustments that improved results in Q4 05.

A complete analysis of the fourth quarter results is available in the press release issued on February 15, 2007 in the section Review of Q4 Performance.

Corporate and Distribution

Our corporate and distribution group primarily includes the results of our brokerage operations (Canada Brokerlink, Grey Power and Equisure) and other expenses.

Table 9 (in millions of dollars, except as otherwise noted)	Year ending December 31 **2006**	 2005	Increase (decrease)
Investment income	**28.3**	6.8	316.2 %
Distribution income	**100.0**	74.3	34.6 %
Advisory fees and other income	**7.5**	11.0	(31.8)%
Total revenues	**135.8**	92.1	47.4 %
Distribution expenses	**71.1**	54.7	30.0 %
Interest on debt	**5.3**	8.0	(33.8)%
Other	**(0.5)**	0.4	n/a
Income before income taxes	**59.9**	29.0	106.6 %

Investment income increased primarily from higher interest income on larger cash balances in the holding company. Advisory fees are lower as the Company sold its mutual fund business in 2005. Distribution income and expenses have increased along with growth in the distribution network.

2.3 Summary of Quarterly Results

Table 10 (in millions of dollars, except as otherwise noted)	2006 **Q4**	 **Q3**	 **Q2**	 **Q1**	2005 Q4	 Q3	 Q2	 Q1
Written insured risks (thousands)	**1,051.1**	**1,242.9**	**1,356.1**	**914.9**	1,012.7	1,195.2	1,312.1	897.9
Direct premiums written	**963.6**	**1,038.1**	**1,176.2**	**812.5**	905.0	1,006.5	1,171.4	821.9
Total revenue	**1,095.8**	**1,080.2**	**1,096.7**	**1,133.8**	1,111.6	1,123.3	1,112.3	1,098.8
Underwriting income	**62.3**	**95.9**	**165.6**	**79.9**	126.3	116.7	179.8	114.9
Net income	**109.4**	**156.8**	**205.9**	**185.9**	196.9	202.8	223.6	158.5
Combined ratio (%)	**93.6**	**89.9**	**82.7**	**91.5**	86.9	87.7	81.2	88.1
EPS – basic/ diluted (dollars)	**0.82**	**1.17**	**1.54**	**1.39**	1.47	1.52	1.67	1.19
Favourable prior year claims development	**(24.3)**	**(69.1)**	**(39.5)**	**(37.0)**	(49.0)	(93.6)	(66.6)	(68.4)

In general, the Company's underwriting revenues are stable quarter to quarter but net incurred losses tend to be higher in the first and last quarters of the year, consistent with Canadian weather conditions. Consequently, underwriting income will normally be higher in Q2 and Q3 and lower in the other quarters.

Table 11 *Seasonal Indicator*	**2006**	2005	2004	2003	Four-year average
Q1	**1.02**	1.02	1.10	1.06	1.05
Q2	**0.93**	0.94	0.92	0.95	0.93
Q3	**1.01**	1.02	0.98	0.96	0.99
Q4	**1.05**	1.01	1.01	1.04	1.03

The seasonal indicator is a non-GAAP measure which represents the ratio of the quarterly combined ratio to the annual combined ratio.

The net underwriting loss in personal property was substantially eliminated through an increase in insured amounts and other corrective measures

Net premiums earned in total were unchanged from 2005, despite overall growth in written premiums. In automobile, this is due to lower rates as well as assumed premiums from pools which were well below those of 2005, while in personal property the difference is due to lower reinsurance premiums.

The **net underwriting loss** in personal property was substantially eliminated through an increase in insured amounts and other corrective measures. Lower loss frequency and higher net premiums earned resulted in diminished losses. In personal auto, net underwriting income was down from 2005 due to lower favourable prior year claims development and the effect of rate decreases.

Underwriting – Commercial Insurance

Underwriting – Commercial Insurance Combined ratio


86.6%
85.7%
05
06

Table 8 (in millions of dollars, except as otherwise noted)	Year ending December 31 **2006**	 2005	Increase (decrease)
Written insured risks (thousands):			
Automobile	**253.6**	254.1	(0.2)%
Other	**233.9**	236.5	(1.1)%
Total	**487.5**	490.6	(0.6)%
Direct premiums written:			
Automobile	**327.5**	330.4	(0.9)%
Other	**855.5**	917.6	(6.7)%
Total	**1,183.0**	1,248.0	(5.2)%
Net premiums earned:			
Automobile	**326.8**	334.4	(2.3)%
Other	**803.1**	825.1	(2.7)%
Total	**1,129.9**	1,159.5	(2.6)%
Net underwriting income:			
Automobile	**43.0**	43.6	(1.4)%
Other	**118.7**	112.0	6.0 %
Total	**161.7**	155.6	3.9 %
Ratios			
Claims ratio	**51.0%**	52.7%	(1.7)pts
Commissions ratio	**20.9%**	20.8%	0.1 pt
Premium taxes ratio	**3.6%**	3.6%	–
General expense ratio	**10.2%**	9.5%	0.7 pt
Combined ratio	**85.7%**	86.6%	(0.9)pt

For commercial lines, **written insured risks** were slightly down from 2005 because of a very competitive market.

Direct premiums written after adjusting for AGR business declined by 3.7% in both lines of business and 4.7% in commercial other. A shift to smaller accounts has negatively impacted average premium amounts, more so in commercial other.

Net premiums earned showed declines consistent with those of written premiums in non-auto but increased in auto.

The combined ratio in commercial lines improved slightly because of lower overall net incurred losses

Net underwriting income was stable in commercial auto, while in commercial non-auto, net underwriting income increased due to lower net incurred losses.

Overall, the **combined ratio** in commercial lines improved slightly because of lower overall net incurred losses in the year.

Net Income and Earnings per Share

These items are down primarily due to lower underwriting income, which is mostly attributable to lower favourable prior year claims development.

Return on Equity

Return on equity was 20.8% in 2006 compared to 31.6% in 2005 due to a combination of lower earnings and an increasing equity base.

2.2 Performance by Operating Groups

The Company's core business activity is P&C insurance underwriting which is further divided in two lines of business: personal and commercial lines. Investment income is generated on the investment portfolio held by the Company's P&C subsidiaries and has been reviewed earlier. Net realized investment and other gains have also been reviewed earlier. Finally, the corporate and distribution group includes the results of the Company's distribution operations, investment income at the holding company as well as other items not allocated to any other group.

Underwriting – Personal Insurance Direct premiums written


+ 5.7%
2,656.9
2,807.5
05
06

Underwriting – Personal Insurance

Table 7 (in millions of dollars, except as otherwise noted)	Year ending December 31 2006	2005	Increase (decrease)
Written insured risks (thousands):			
Automobile	**2,440.1**	2,335.9	4.5 %
Property	**1,637.5**	1,591.5	2.9 %
Total	**4,077.6**	3,927.4	3.8 %
Direct premiums written:			
Automobile	**1,966.0**	1,877.0	4.7 %
Property	**841.5**	779.9	7.9 %
Total	**2,807.5**	2,656.9	5.7 %
Net premiums earned:			
Automobile	**1,911.2**	1,946.9	(1.8)%
Property	**785.4**	733.8	7.0 %
Total	**2,696.6**	2,680.7	0.6 %
Net underwriting income (loss):			
Automobile	**242.5**	411.5	(41.1)%
Property	**(0.3)**	(29.4)	(99.0)%
Total	**242.2**	382.1	(36.6)%
Ratios			
Claims ratio	**62.5%**	57.8%	4.7pts
Commissions ratio	**16.3%**	16.2%	0.1pt
Premium taxes ratio	**3.4%**	3.4%	–
General expense ratio	**8.9%**	8.3%	0.6pt
Combined ratio	**91.1%**	85.7%	5.3pts

Direct premiums written in both automobile and personal property showed solid growth for the year, driven by increases in the number of written insured risks and the average amount insured. Rates on average increased slightly in personal property while they decreased in automobile. Pools had no significant impact on annual growth rates.

The main source of **interest income** is bonds. While there was no significant change in the yield year over year, a portion of the portfolio was sold and reinvested in equities. As a result, interest income on bonds decreased for the year. Also, the Company received a non-recurring interest payment in 2005 of $14.5 million.

Dividend income increased in 2006 consistent with the higher level of equity investments.

Average pre-tax yield on invested assets was 4.9% for 2006 and 4.8% in 2005.

Net Realized Investment and Other Gains

Table 6 (in millions of dollars, except as otherwise noted)	Year ending December 31 **2006**	 2005	Increase (decrease)
Realized gains on the sale of:			
Fixed income securities	**23.8**	87.9	(72.9)%
Equities	**193.4**	137.2	41.0 %
Impairments	**(20.4)**	(10.5)	94.3 %
Losses on derivatives	**(14.5)**	–	n/a
Realized gains on the sale of other assets	**11.2**	8.9	25.8 %
Total before income taxes	**193.5**	223.5	(13.4)%
After income taxes	**127.5**	169.4	(25.0)%
Unrealized gains at end of period	**201.3**	304.2	n/a
Change in unrealized gains in the year	**(102.9)**	62.0	n/a

During the year, total net realized investment and other gains decreased due to the following developments:

- Net gains on bonds were lower due to lower turnover levels and market conditions during much of the year.
- Gains on the sale of common shares were higher because of favourable market conditions and an increased amount of equity investments.
- Impairments increased as the Company wrote down a higher number of investments in 2006 due to market performance.
- Derivative financial instruments are marked to market for accounting purposes whereas investments are generally carried at cost, including the investments that are related to some derivatives ("related investments"). For the year, the related investments generated gains of $4.2 million and unrealized gains increased by $11.3 million, whereas the derivatives associated with these investments had losses of $16.3 million included in the $14.5 million loss on derivatives shown in the table above.
- Other assets sold in the year include various properties which generated most of the gain in 2006. In 2005, the Company transferred and sold its mutual fund business for a gain of $2.5 million in a non-recurring transaction.

Interest Expense

The Company fully repaid its debt in 2006

Interest expense substantially decreased in 2006 as the Company fully repaid its debt during Q3 06.

Income Taxes

The tax rate was higher in 2006 than in 2005 primarily because of the impact of future tax rate changes, and a 2005 tax recovery from losses not previously recorded.

Net Incurred Losses

Prior year claims development for the year remained favourable by $169.9 million (4.9% of opening reserves) compared to $277.6 million (7.9% of opening reserves) in 2005. The 2006 favourable development came mainly from automobile in the amount of $167.8 million (including $19.8 million from pools) which is $90.6 million less favourable than the prior year. The remaining favourable development came from commercial other in the amount of $25.9 million, which is $11.9 million less favourable than 2005. Conversely, we experienced $23.8 million of unfavourable development in personal property, compared to $18.6 million in 2005.

Table 4
Losses from catastrophes
(in millions of dollars)

	Year ending December 31		Increase
	2006	2005	(decrease)
Personal line of business	**49.5**	131.8	(82.3)
Commercial line of business	**9.7**	40.9	(31.2)
Total direct claims	**59.2**	172.7	(113.5)
Ceded, net of reinstatement premium	–	(93.0)	93.0
Total	**59.2**	79.7	(20.5)

Losses from catastrophes were $20.5 million lower in 2006 as compared to 2005

Catastrophes are defined as individual events resulting in net claims incurred which are expected to be $5 million or more. In 2006, catastrophes consisted mainly of personal property damage due to ice and wind storms which hit most of the country. There were no reinsurance claims made for catastrophes incurred in 2006 as all losses were within our retention limits. In 2005, the Company incurred several storm-related catastrophe claims that were ceded to reinsurers and a large commercial loss was incurred in Québec which resulted in a substantial reinsurance claim. Notwithstanding, losses from catastrophes were $20.5 million lower in 2006 as compared to 2005.

Current year claims for the year were reasonably stable compared to 2005. Although weather conditions were generally mild in our main markets, there were several ice and wind storms which did not qualify as catastrophes but still caused significant damage.

General Expenses

Commissions and **premium taxes** were stable.

General expenses increased during the year due to higher marketing expenses and lower fees from the service carrier operated on behalf of the Facility Association.

Industry pools consist of the so-called residual market as well as risk-sharing pools (RSP) in Alberta, Ontario, Québec and New Brunswick. These pools are managed by the Facility Association except the Québec RSP. Transfers in and out of these pools on balance had no significant impact on underwriting income for the current accident year.

Investment Income

Table 5
(in millions of dollars, except as otherwise noted)

	Year ending December 31		Increase
	2006	2005	(decrease)
Interest income	**170.4**	203.6	(16.3)%
Dividend income	**147.0**	117.0	25.6 %
Investment expenses and other	**(22.6)**	(19.9)	13.6 %
Total	**294.8**	300.7	(2.0)%

Section 2 – 2006 Performance Review

2.1 Results from Operations

Written insured risks *(thousands)*


+ 3.3%
4,417.9
4,565.1
05
06

Table 2 (in millions of dollars, except as otherwise noted)	Year ending December 31 2006	 2005	Increase (decrease)
Written insured risks (thousands)	**4,565.1**	4,417.9	3.3 %
Direct premiums written	**3,990.4**	3,904.9	2.2 %
Underwriting:			
Net premiums earned	**3,826.6**	3,840.2	(0.4)%
Net incurred losses and general expenses	**3,422.8**	3,302.5	3.6 %
Net underwriting income	**403.8**	537.7	(24.9)%
Combined ratio	**89.4%**	86.0%	3.4 pts
Investment income	**294.8**	300.7	(2.0)%
Net realized investment and other gains	**193.5**	223.5	(13.4)%
Corporate and distribution	**59.9**	29.0	106.6 %
Income before income taxes	**952.0**	1,090.9	(12.7)%
Income taxes	**293.9**	309.1	(4.9)%
Effective income tax rate	**30.9%**	28.3%	2.6 pts
Net income	**658.1**	781.8	(15.8)%
EPS – basic and diluted (dollars)	**4.92**	5.85	(15.9)%
Return on equity	**20.8%**	31.6%	(10.8)pts
Book value per share (dollars)	**25.58**	21.63	18.3 %

The number of written insured risks grew, driven by solid growth in the second half of the year

The number of **written insured risks** grew 3.3% during the year, driven by solid growth in the second half of the year. Personal lines, particularly auto insurance, drove this growth while the number of commercial lines risks was slightly down year over year.

Direct premiums written after excluding pools, increased 2.2% compared to 2005, and 2.7% if we also exclude premiums related to the AGR business, which initially formed part of the Allianz acquisition and was re-transferred to the vendor effective September 30, 2005. Written premium rate reductions averaged 2.4% for the year.

Net premiums earned lagged the growth in direct premiums written as the recent growth in written premiums has not yet fully impacted net premiums earned. Net premium rate reductions averaged 2.9% for the year.

Net Incurred Losses and General Expenses

Table 3 (in millions of dollars, except as otherwise noted)	Year ending December 31 2006	 2005	Increase (decrease)
Net incurred losses:			
Favourable prior year claims development	**(169.9)**	(277.6)	(38.8)%
Catastrophes	**59.2**	79.7	(25.7)%
Current year claims	**2,371.9**	2,359.6	0.5 %
Total	**2,261.2**	2,161.7	4.6 %
Commissions, net	**674.5**	674.2	–
Premium taxes, net	**132.3**	133.7	(1.0)%
General expenses, net	**354.8**	332.9	6.6 %
Total	**3,422.8**	3,302.5	3.6 %
Combined ratio	**89.4%**	86.0%	3.4pts

- **Non-residential construction cost:** Non-residential construction cost increases are putting pressure on commercial insurance underwriting margins. We continue to work with our brokers to ensure our commercial customers retain sufficient coverage.

ING Canada, with its scale advantage, underwriting discipline and pricing sophistication, is well positioned to capitalize on the above conditions and continue to outperform the industry's return on equity for the foreseeable future. Our distinct product and service proposition delivered through a multi-channel distribution network will be a key driver in fuelling organic growth.

1.4 Key Performance Indicators

The financial numbers used to determine the indicators below are determined in accordance with GAAP but the ratios are considered non-GAAP measures. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are unlikely to be comparable to any similar measures presented by other companies. Technical terms are defined below and in the Annual Information Form.

Growth	*Profitability*
Direct premiums written: The total premiums from the primary insured in respect of insurance underwritten by an insurer during a specified period. **Written insured risks:** The number of vehicles in automobile insurance, the number of premises in personal property insurance and the number of policies in commercial insurance (excluding commercial auto insurance).	**Net underwriting income:** The difference between net premiums earned and the sum of net claims incurred, commissions, premium taxes and general expenses; a key profitability measure. **Average pre-tax yield:** This yield is calculated using the investment income of the P&C companies for the period excluding realized gains and losses divided by the average invested assets of the P&C companies calculated monthly including cash equivalents but excluding cash balances.
Performance and execution	*Capital management*
Claims ratio: Claims and loss adjustment expenses incurred, net of reinsurance, during a defined period and expressed as a percentage of net premiums earned for the same period. **Expense ratio:** Underwriting expenses including commissions, premium taxes and all general and administrative expenses, incurred in operating the business during a defined period and expressed as a percentage of net premiums earned for the same period. Components of the expense ratio (commissions, premium taxes and general expenses) are individual ratios expressed as a percentage of net premiums earned. **Combined ratio:** The sum of the claims ratio and the expense ratio. A combined ratio below 100% indicates a profitable underwriting result. A combined ratio over 100% indicates an unprofitable result.	**Return on equity (ROE):** Represents our net income for the 12 months ended on the date indicated divided by the average shareholders' equity over the same 12 month period. Net income and shareholders' equity are determined in accordance with GAAP. We compare our ROE against that of the industry, when available, as reported by the Office of the Superintendent of Financial Institutions. **Book value per share:** Represents shareholders' equity at the end of the year divided by the number of outstanding common shares at the same date.

Long-term goals	To create a sustainable, superior performance gap, as measured by return on equity, relative to the Canadian property and casualty industry of not less than 500 basis points (5%).	To exceed the annual organic growth rate in direct premiums written of the Canadian property and casualty industry by at least 300 basis points (3%) over the long term.
Key strategies	Leverage our size and scale: **Pricing and underwriting** • Enhance sophisticated pricing strategies based on a large proprietary experience database • Focus on economic value drivers and proprietary tools to exploit market inefficiencies • Maintain a disciplined risk selection process • Provide improved data access and training to underwriting staff **Expense management** • Implement world class supply chain management and increase the use of technology in claims management • Improve efficiencies through common processes throughout the Company • Maintain strong in-house claims expertise to deliver efficiency and cost savings • Increase use of preferred provider networks	Strengthen our market position through organic growth: **Strengthen our relationship with brokers** • Make it easier to do business with us • Assist brokers in growing their business through marketing, training and acquisitions support **Offer increased value to customers** • Introduce new, innovative products that improve our value proposition **Expand multi-channel distribution network** • Independent brokers • Affiliated Distribution Network • Direct sales in Ontario and Québec

Achievement of our strategy is not feasible without the active participation of our employees. To be successful, it is essential to have a winning performance culture that promotes our shared vision. In this respect, ING Canada's strategy includes the attraction, retention and development of employees who are able to rise to the challenge and demonstrate an ability and desire to offer our customers a unique and exceptional experience. The Company's past and future success is dependent on their dedication and contributions throughout the years.

1.3 Industry Outlook

Several key factors will affect the P&C insurance industry over the coming 12 months.

Underwriting results should exceed historical returns

- **Industry growth and underwriting income:** We expect the industry's top-line growth rate to be below historical levels, and underwriting results should exceed historical returns.
- **Claims costs in automobile insurance:** The existing automobile insurance systems have been effective at containing and stabilizing claims costs. Furthermore, automobile claims frequency remains low and we believe frequency will either increase or continued low frequency will lead to premium reductions. Sustainability of the cost containment measures, as well as potential rate reductions, will continue to be key performance drivers.
- **Commercial insurance competition:** Commercial insurance continues to be competitive; prices are softening but continue to yield returns above historical levels. We remain disciplined in pricing and underwriting and committed to superior service to our brokers and commercial customers.

Recent Developments

The Company announced its intention to repurchase up to $500 million of its common shares

- On February 15, 2007, the Company announced its intention to repurchase for cancellation up to $500 million of its common shares through a substantial issuer bid, by way of a modified Dutch auction (the Offer). ING Groep, N.V. (ING Groep), ING Canada's majority shareholder, has informed ING Canada of its intent to submit common shares sufficient to maintain its holding at 70%. Under a modified Dutch auction, shareholders who choose to accept the bid will have an opportunity to tender their shares at a price they select within a price range established by the Company. This range has been set at a share price not less than $51.00 and not more than $59.00. Alternatively, shareholders may submit a proportionate tender enabling them to maintain their current proportionate share ownership following completion of the auction. The purchase price payable by ING Canada for shares purchased will be the lowest price within the range that will allow it to purchase shares up to the auction limit determined in accordance with the terms of the bid. A circular containing the full details of the issuer bid and procedures for tendering shares has been filed with the appropriate Canadian securities regulators on SEDAR at www.sedar.com.
- On February 15, 2007, the Company also announced an increase in its quarterly dividend of 2.0 cents to 27.0 cents per share on its outstanding common shares.
- On February 16, 2007, the Autorité des marchés financiers ("AMF"), the regulatory and oversight body for Quebec's financial sector, announced that Equisure Financial Network Inc. ("Equisure"), a subsidiary of the Company, has complied with all commitments undertaken by the Company under an agreement reached in December 2005. The AMF and Equisure have further agreed on the improvements that need to be made to the corporate structures of the property and casualty (P&C) brokerages covered by the agreement; these structures meet the AMF's requirement and comply with current legislation.

Section 1 – Corporate Information

1.1 Who is ING Canada?

ING Canada is the country's leading provider of property and casualty insurance. We offer automobile, property and liability insurance to individuals and businesses through a number of insurance subsidiaries. Consumers may purchase our products through a national network of independent brokers, affiliated brokers and directly, over the Internet or through call centres. ING Canada's common shares are listed on the Toronto Stock Exchange (TSX: IIC).

ING Canada's main subsidiaries include ING Insurance Company of Canada, Belair Insurance Company Inc., The Nordic Insurance Company of Canada, ING Novex Insurance Company of Canada, Trafalgar Insurance Company of Canada (hereinafter P&C companies or subsidiaries), ING Investment Management, Inc., Equisure Financial Network Inc., Canada Brokerlink Inc. and Grey Power Insurance Brokers Inc.

1.2 Goals and Strategies

Our strategy continues to be to leverage our scale and core competencies in underwriting, pricing and claims and to provide our distributors and policyholders with a superior service and product proposition, leading to sustainable industry outperformance in organic growth and return on equity. Acquisitions enabling us to increase our market share in existing product lines within existing geographies are an important aspect of our strategy. Asset management will continue as a core competency focused on achieving superior after-tax returns.

Overview

Return on equity for the year was 20.8% and the book value per share increased 18.3% to $25.58 from $21.63

Net income for the year ended December 31, 2006 was $658.1 million, down 15.8% from the exceptional performance of 2005. The drop in net income was driven by lower underwriting income and lower realized investment gains. Return on equity for the year was 20.8% and the book value per share increased 18.3% to $25.58 from $21.63 a year ago. Direct premiums written gained momentum in the second half of the year, resulting in 2.7% growth year over year after excluding pools and AGR (defined in Section 2.1).

- The 2.7% increase in direct premiums written was driven by a 3.3% increase in the number of written insured risks. Personal lines, both auto and property, finished the year strongly with direct premiums written growing 5.8% versus 2005 after excluding pools.

Personal lines, both auto and property, finished the year strongly with direct premiums written growing 5.8% versus 2005 after excluding pools

- Underwriting results were driven by a combined ratio of 89.4% for the year, 3.4 points higher than in 2005, due primarily to lower favourable prior year claims development. Also impacting underwriting results were lower losses from catastrophes in 2006, in both commercial and personal lines. Current accident year results were lower due partly to the impact of lower automobile rates on earned premiums and higher general expenses.
- Pre-tax realized investment and other gains totalled $193.5 million, down from $223.5 million in 2005 due primarily to lower net gains on bonds caused by lower turnover levels and market conditions during much of the year.

The following table presents the major changes in income before income taxes.

Table 1
(in millions of dollars)

2005 Income before income taxes		**1,090.9**
Favourable prior year claims development	**(107.7)**	
Current accident year:		
Catastrophes	**20.5**	
Facility Association	**(4.5)**	
Other	**(42.2)**	
Net underwriting income		**(133.9)**
Net realized investment and other gains		**(30.0)**
Other		**25.0**
2006 Income before income taxes		**952.0**

Management's Discussion and Analysis



Charles Brindamour
Chief Operating Officer

March 2, 2007

The following Management's discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and accompanying notes at the end of this document.

The Company uses both generally accepted accounting principles (GAAP) and certain non-GAAP measures to assess performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are unlikely to be comparable to any similar measures presented by other companies. ING Canada analyzes performance based on underwriting ratios such as combined, expense and claims ratios. These terms are defined in section 1.4 of this document and in the Annual Information Form.

This document contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from these forward-looking statements as a result of various factors, including those discussed below or in our Annual Information Form. Please read the cautionary note in section 6.2 of this document. Certain totals, subtotals and percentages may not agree due to rounding. Additional information about ING Canada, including the Annual Information Form, may be found online on SEDAR at www.sedar.com.

Table of Contents

Value is reflected in our Promises

A Virtuous Cycle

We believe a commitment to innovative, value-added products represents an important link in a virtuous cycle by which profitable companies create the means to invest in product innovation, driving superior organic growth in satisfied customers, generating increased earnings and shareholder value in turn, which results in the continuing ability to invest in the value proposition.



driving superior organic growth
invest in value proposition
generates increased earnings
increasing shareholder value

ING Canada in the Community

Our business of caring about and for customers extends to the greater community at large in which we conduct business.

Through the ING Foundation, we continued in 2006 to support sustainable programs and activities that improve the quality of life and unlock the potential of Canadian youth. We contributed financially to the organizations that our employees support or in which they volunteer their time.

Youth in Motion's "Top 20 Under 20", which was launched with the help of the ING Foundation, once again celebrated and rewarded the inspirational leadership and achievements of 20 individuals aged 10 to 19. Our support of this program enhances the personal and professional development of these young people through a leadership summit and a unique mentoring program.

We continued to support innovative, therapeutic programs for sick children such as *Dr. Clown*.

Our annual United Way efforts paid off again in 2006, enabling us to make a donation of $1 million to their network of agencies and programs thanks to the generosity of our employees and corporate contributions.

We also partnered with UNICEF Canada to support the *ING Chances for Children* initiative and contribute to achieving the goal of giving 50,000 children in developing countries access to education by the end of 2007.

Our main sponsorship activity, the ING Ottawa Marathon, continued to grow this year. Nearly 30,000 participants took part in a variety of events, a 50% increase since we became a partner in this event three years ago. Thanks to the *ING Run for Something Better*, running clubs across Canada were able to open their doors to underprivileged kids.

And we became a proud Premier Partner of Canada's National Speed Skating team in 2006, a team which won a dozen Olympic medals in Turin, Italy that year.



Madeleine Daigneault or "Madame Andrée" as she's known locally, is the owner and founder of Andrée Chocolats, a purveyor of fine handmade chocolates since 1940. She's shown here with Michel Hadd, the *confiseur* who prepares the various chocolate fillings for hand dipping. Andrée Chocolats is one of many small businesses across Canada that we insure reflecting our emphasis on small to medium-sized commercial insurance clients.

Advantages increase shareholder Value

Serving Customers Better

In reality, we are ultimately in the business of getting things fixed and back to normal in the event our customers need to make a claim. We believe that the timeliness, ease and fairness with which this takes place are what truly define the insurance promise and set companies apart.

Our *24/7 Claims Service Guarantee* means we will get started on a claim right away. If a claimant isn't speaking to a representative who can immediately help them within 30 minutes of calling us to report a new claim, we will write a cheque for the policyholder's annual premium, up to $1,000.

Canada's largest claims team of over 1,750 individuals across the country allows us to offer this Guarantee and provide faster service to our insureds.

We understand convenience and speed are important to our customers. That's why we launched our *Duoline* service. It provides for a smooth three-way conference between the customer, the ING Canada adjuster and the broker when dealing with a claim.

And we believe our customers, no hassles, no kidding. With *We'll Take Your Word For It*, we'll pay collision claims based on the client's version of events with deductibles and claim details confirmed on the spot.

Use of our *Rely Network* of carefully selected auto collision shops and property restoration contractors means fast, priority service and ING Canada guarantees the repairs!

For Commercial Insurance Customers

We are one of the country's largest underwriters of commercial insurance with an emphasis on serving small to medium-sized businesses across Canada.

We offer a full suite of *ING Edge* product solutions for businesses across a variety of industries, and importantly, we have stepped up our efforts to help clients prevent and mitigate losses. More than 30 ING Canada loss control representatives made approximately 9,500 client visits during 2006, helping to keep costs and premiums down.

Our claims advantage is enjoyed as well by commercial customers who also have access to *Duoline* and our *Rely Network* of auto body and property professionals.

24/7 CLAIMS SERVICE GUARANTEE

The support you need.
30 MINUTES. GUARANTEED.

We'll take *your* word for it.

®duoline



Alain Bellerose and Carole Robitaille had just about completed meticulous renovations to their circa 1870 heritage home that has been in Mr. Bellerose's family since 1920, when it was substantially damaged by fire and subsequent water damage. ING promptly dispatched Property Rely Network member Construction Mario Rainville Inc. to the site to make emergency repairs. This initial work went so well, the homeowners readily agreed to have our contractor carry out the extensive and complete restoration of their property. Ms. Robitaille and Mr. Bellerose are shown here in their new kitchen with ING field claims adjuster André Moquin (left) and Mr. Rainville (right).

Growth provides industry Advantages

For Drivers

For good drivers who have a bad day, coverage under our *Responsible Driver Guarantee* or *Crash-Proof Policy* will preserve their good driving record. The first at-fault accident has no impact on any claims-free discount in effect; should a client of ours have a second accident, it's the first in our eyes. And, best of all, this coverage comes at no cost for accident-free customers who have been with us for five years or longer.

For drivers who don't want to dip into their pockets to "pay again" on top of their premium when having to file a claim, we now offer a no deductible policy.

For Individuals

A proliferation of credit cards, PINS and passwords together with widespread use of increasingly sophisticated technology puts many of us at greater risk of identity theft. Our *myname Identity Theft Assistance Plus* product provides a total solution to the problem, including 24/7 assistance, access to experienced lawyers and up to $25,000 in reimbursement of expenses incurred in setting things right, with no deductible.

For Aeroplan Members

And for those fortunate customers who may have received nothing more in return for their premium than a good night's sleep, and for practically everyone who pays a personal insurance premium, we now offer Aeroplan Miles on home and auto policy purchases and renewals.

THE CRASH-PROOF POLICY

THE $0 DEDUCTIBLE OFFER

my name
IDENTITY THEFT ASSISTANCE *PLUS*

aeroplan

®Aeroplan is a Registered Trademark of Aeroplan Limited Partnership.

RESPONSIBLE DRIVER GUARANTEE

It's a good day for RESPONSIBLE drivers!



Maurice Pagé is a good driver who had a bad day, and an at-fault car accident. Lucky for him, he was covered under **belairdirect's** Crash-Proof Policy and $0 Deductible Offer so his good driver insurance rates and driving record will remain intact. And he just picked up his car and not his wallet, as a deductible payment wasn't required. By having his vehicle repaired at Garage M & E Richard Inc., an Auto Rely Network member, Mr. Pagé was able to get back on the road quickly with the added satisfaction of knowing we stand behind and guarantee his repairs. He's shown here with David Richard (left) and David's father, Marcel Richard (right). Marcel and David are the second and third generation members of the family business, established in 1950.

Strong relationships foster Growth

Accelerating the Pace of Organic Growth

ING Canada has grown almost twice as fast as the Canadian property and casualty (P&C) industry over the past 10 years in the course of extending a successful track record of acquiring and integrating companies.

And while acquisitions are expected to play a significant role in generating growth in the years ahead, as the fragmented P&C industry further consolidates, we also continue to recognize the ongoing importance of having a sustainable platform for growth independent of acquisitions.

We are more focused than ever on serving new and existing customers and providing clients with value-added and innovative products.

In fact, we have set out to exceed the Canadian P&C industry's annual organic growth rate in direct premiums written by at least 300 basis points (3%) on average, per year, over the long term. We say "over the long term" given the vagaries and pressures of the market from year to year and the need to continually exercise financial discipline even if doing so limits growth in the short term.


belairdirect.
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Integral to our goal of achieving superior growth through multiple distribution channels is a commitment to finding new and innovative means of providing clients greater value for products and services they want and a superior claims experience in the event of misfortune.

Innovation = Customer Value

Consumers insure their cars and homes to protect their assets and for the peace of mind protection brings. Businesses do the same to protect themselves from the risks they face.

But all products – and insurance companies, aren't the same.

We continually ask customers what they want and actively listen to what they have to say. In response, we regularly seek to create new products and services designed to address both identified concerns as well as opportunities to give clients greater value for their money.

For example, many direct insurance buyers shop around for coverage, and more would likely do so if the job was a bit easier. We heard you. Shoppers can now, upon obtaining a car insurance quote online from **belairdirect** at belairdirect.com, choose to compare it with up to five quotes of the competition, within seconds.

But wait, there's more! We've highlighted on the following pages some additional new products and services that give customers what they actually want and are prepared to pay for.

belairdirect.

We also offer personal and commercial insurance products and services to individuals and businesses through our own Affiliated Distribution Network, which includes Canada Brokerlink, Grey Power and Equisure.

Our continued success has provided us with the opportunity to improve the quality of life in the communities in which we operate. The ING Foundation, through its Chances for Children programs, continued to support causes and charitable organizations throughout 2006 that inspire inventiveness and independence in Canada's youth, and empower young people to achieve their full potential. ING Canada also supports communities through sponsorship of events and organizations that we feel best reflect our culture, values and spirit of innovation such as the ING Canada Ottawa Marathon and our role as a Premier Partner of Canada's National Speed Skating team.

To be successful, it is essential to have a corporate culture that promotes our shared vision. Once again ING Canada employees have risen to the challenge and demonstrated the ability and desire to offer our customers a unique and exceptional experience. I would like to thank all our employees for their dedication and contributions throughout the year. I would also like to acknowledge the outstanding work of our broker-partners and thank them for their continued support.

On behalf of ING Canada, I would like to offer a special thanks and warm wishes to Don Lough and Jacques Valotaire, who are retiring after many years of outstanding service and huge contributions to the development of the company. I would also like to congratulate Charles Brindamour and Derek Iles on their recent appointments, Charles to the newly created position of Chief Operating Officer and Derek as President, ING Insurance. Charles will be responsible for our insurance operations across the country, and will use his considerable talents and knowledge of the industry to execute our core strategy. Derek brings a successful track record in broker relations to his expanded responsibilities in managing the sale of insurance products and services through independent brokers across the country.

We expect industry top-line growth in 2007 will continue to remain below historical levels, but that underwriting results should continue to exceed historical returns. Existing automobile insurance systems have been effective at containing and stabilizing claims costs, and current low claims frequency will either increase or lead to premium reductions. Sustainability of the cost containment measures as well as potential rate reductions will continue to be critical to our performance. Commercial insurance markets remain competitive and, although prices are continuing to soften, returns are expected to be above historical levels.

We continue to work closely with governments to adopt a more risk-based approach to insurance regulation and to promote a more open, market-driven environment, which we believe will encourage more competition, greater innovation and result in better outcomes for customers.

Our ongoing commitment to disciplined underwriting and pricing together with significant scale advantages and a track record of growth, profitability and outperformance enhances our ability to withstand industry cycles and achieve our targeted returns.

To our shareholders, we appreciate your confidence and will continue with our efforts to provide you with superior industry returns year after year. Our strong financial condition and history of profitable growth position us well for continued success in 2007.

Claude Dussault
President & CEO

Our reputation establishes strong Relationships

the long term. Furthermore, we intend to generate additional growth by leveraging our expertise in making and integrating value-creating acquisitions.

In 2006, we completed the relocation of over 1,300 ING Canada employees to our new head office in downtown Toronto. As a result of this consolidation, we now have the space to acquire the talent necessary to support our growth objectives and secure the future of our company. We have also created an exciting and dynamic environment that makes it easier for our staff to work together, exchange ideas and build on one another's successes to meet or exceed the expectations of our customers.

2007 will see a continuation of our efforts to make customer-centricity not just a way of doing business but a deeply rooted, long term mindset that permeates every aspect



of our business. Not only does this make good business sense but it is also a prerequisite to generating higher earnings and increased returns for our shareholders. We believe that the interests of shareholders and customers are closely aligned, and that shareholders' interests are best served when customers are at the core of a company's culture.

Our intent is to provide customers with a unique value-added experience that sets us apart from our competitors, which can be seen in the innovative products and services we launched during the year. Each new offering such as "Zero Deductible," "We'll Take Your Word For It," identity theft protection and our new client statement have at their core one or more of our key brand attributes of treating customers fairly, delivering on our promises, and making it easier to do business with us. They are an integral part of building meaningful long term relationships and promoting greater loyalty among our customers. It was in this spirit that we launched our Aeroplan program in September, rewarding customers for their loyalty.

ING Canada continues to invest heavily in the broker channel to help brokers grow their business and better serve their customers. In 2007, we will further develop our partnership through the continued rollout of QUEST, an enhanced package of value-added services including technology, marketing, sales training and financing that can be customized to help brokers get more out of their relationship with us. We believe that providing this additional value to brokers will be instrumental in helping us to achieve our growth objectives while also reflecting our continued commitment to their success and the development of this important distribution channel.

Focusing on customers also means providing them with choices as to how they deal with us. In addition to those who seek the advice of a trusted independent insurance broker, our direct insurance distributor **belairdirect** provides a self-serve option to customers who prefer the convenience of making purchases directly by telephone or over the Internet.

of the company. As a member of ING Group, one of the world's largest and most respected public financial services companies, ING Canada has a long history of meeting best practices in corporate governance that were in force long before we became a public company, including compliance, risk management and disclosure. As a result of ING Groep's current 70% ownership of ING Canada, we have inherited and expanded upon many of the principles that best guide the Board in its principal role of enhancing shareholder value.

At the heart of our approach to corporate governance and strong oversight is the independence and composition of the outstanding group of distinguished professionals that make up the Board. Equally important are the rich and diverse backgrounds and experience they bring from senior management positions within and outside the financial services industry. Their different perspectives have proven invaluable throughout the year in evaluating every decision based on helping the company grow and the best long term interests of all our shareholders.

I would like to thank my fellow Board members for their dedication, hard work and outstanding service to shareholders throughout the year. Their contributions have been inestimable and I look forward to their guidance and expert advice throughout 2007. On behalf of all Board members, I want to thank the management team at ING Canada and all 6,500 employees across Canada for their outstanding work and extend our sincere appreciation for their contribution to our solid financial results and commitment to outperformance.

Yves Brouillette
Chairman

President and CEO's Message

ING Canada experienced another solid year of growth and profitability in 2006 thanks to our ongoing emphasis on meeting customers' needs and leveraging our core competencies of disciplined underwriting and pricing. The company continued to demonstrate its ability to provide outstanding value to shareholders, achieving net income of $658.1 million and a return on equity (ROE) of 20.8%.

Our solid growth in a competitive market is a reflection of our strong brand attributes and the enhanced value proposition provided by a number of innovative new products and services. Our insurance businesses continue to perform well, benefiting from our scale advantage in claims management and strong investment performance. We believe our ongoing efforts to make ING Canada a bottom-up company driven by client needs will continue to deliver superior results and further solidify our position as Canada's leading property and casualty (P&C) insurance provider.

Both the pricing and regulatory environment remained relatively stable in 2006. We achieved organic growth evidenced by an increase in the number of written insured risks in personal lines, both in auto and property. Personal lines were also positively influenced by stable claims costs. Commercial lines continued to perform well despite a more competitive market, as volumes declined by only 1% while our combined ratio improved and remained at historically low levels.

Creating a sustainable, superior ROE gap relative to the industry is one of our key goals; it provides the means to reinvest in the growth of our customer base and, by extension, maximize value for our shareholders. A second major objective is the strengthening of our market position by exceeding the annual organic growth rate of the Canadian P&C insurance industry by at least 300 basis points (3%) over

Unpaid Claims and Loss Adjustment Expenses

Claims liabilities, which are measured using accepted actuarial practice, take into account the time value of money and provisions for adverse deviation. Changes in these estimates will affect the valuation of the claims liabilities. Discount rates were consistent with those used at year-end 2005 (2006: 4.64%; 2005: 4.63%). The provisions for adverse deviation were also set on a consistent basis with those used at year-end 2005. The claims liabilities used in the table below are taken from the financial statements, are discounted and include a provision for adverse deviation. The cumulative payments are not discounted and do not include a provision for adverse deviation. The net effect of the discount rates and the provisions for adverse deviation is that booked claims liabilities are slightly higher than undiscounted best estimates (by approximately 2.4% at year-end 2006 and 2.0% at year-end 2005). We have taken the positive claims development for both the current and prior accident years into account in arriving at our best estimate of claims liabilities.

The following table shows the development of the claims liabilities for the 10 most recent accident years, with subsequent development during the periods. The original reserve estimates are re-evaluated quarterly for redundancy or deficiency. This re-evaluation is based on actual payments in full or partial settlement of claims as well as on current estimates of claims liabilities for claims still open or claims still unreported.

Table 18 (in millions of dollars, except as otherwise noted)	Total	Accident Year 2005	2004	2003	2002	2001	2000	1999	1998	1997	1996 & –
Original reserve		1,118.8	1,117.7	973.2	838.6	729.0	655.5	587.0	548.1	557.2	1,121.2
Development during Q4 06	(24.3)	(10.0)	(2.9)	(3.2)	(6.0)	(4.3)	1.5	0.1	1.0	(0.8)	0.1
As a % of original reserve		(0.9)%	(0.3)%	(0.3)%	(0.7)%	(0.6)%	0.2%	0.0%	0.2%	(0.1)%	0.0%
Development during 2006	(169.9)	(57.9)	(50.5)	(19.6)	(14.4)	(13.5)	(2.8)	(3.6)	(1.5)	(4.6)	(1.5)
As a % of original reserve		(5.2)%	(4.5)%	(2.0)%	(1.7)%	(1.9)%	(0.4)%	(0.6)%	(0.3)%	(0.8)%	(0.1)%
Cumulative development	(546.9)	(57.9)	(191.1)	(174.6)	(18.3)	49.0	36.4	39.6	(8.4)	(128.4)	(93.2)
As a % of original reserve		(5.2)%	(17.1)%	(17.9)%	(2.2)%	6.7%	5.6%	6.7%	(1.5)%	(23.0)%	(8.3)%

In general, the Company has experienced favourable claims development for most accident years. In the years in which unfavourable claims development occurred, the overall P&C insurance industry had poor claims development due to unexpected changes in automobile claim patterns, particularly in Ontario.

Reinsurance

ING Canada's goals related to ceded reinsurance are:

1. capital protection;
2. reduction in the volatility of results;
3. increase in underwriting capacity;
4. access to expertise of reinsurers.

At December 31, 2006, 13.2% (2005: 17.7%) of the reinsured claims liabilities were ceded to ING Re, an affiliate. We also have reinsurance treaties with a number of unaffiliated reinsurers of which substantially all meet our financial strength rating requirements. The reinsurers chosen to participate in our program have a minimum rating of A- from A.M. Best. The Standard & Poor's rating and the financial analysis performed by our specialized reinsurance brokers are also considered. The treaties have a security review clause allowing ING Canada to change a reinsurer during the term of the agreement if its rating falls below the minimum required. Diversification of reinsurers is analyzed and implemented to avoid too much concentration in a specific reinsurance group.

The placement of ceded reinsurance is done almost exclusively on an excess of loss basis (per event or per risk) as per practice, actuarial norms and regulatory guidelines. Under such programs, we consider that in order for a contract to reduce exposure to risk, it must be structured to ensure that the reinsurer assumes significant insurance risk related to the underlying reinsured policies and it is reasonably possible that the reinsurer may realize a significant loss from the reinsurance. A measure of transfer of risk is the variability of the potential negative impact of the reinsured losses on the reinsurer's underwriting results. Further, our reinsurance treaties call for timely reimbursement of ceded losses.

In 2006, for multi-risk events or catastrophes, our retention was $25 million plus an average of 10% retention of the exposure between $25 million and $600 million with a reinsurance coverage limit of $1.25 billion

In 2006, for multi-risk events or catastrophes, our retention was $25 million plus an average of 10% retention of the exposure between $25 million and $600 million with a reinsurance coverage limit of $1.25 billion. The retention of all our treaties (including co-insurance and reinstatement premiums) is chosen such that a single loss or event could not significantly impact our annual loss ratio.

Although we attempt to limit the likelihood of a very large loss to a single reinsurer by spreading coverage across many reinsurers, a single catastrophic event could generate a large loss for them. An earthquake, for example, which reached our $1.25 billion reinsurance limit would result in a collective loss net of reinstatement premiums of $1.1 billion to our reinsurers.

Following industry practice, our reinsurance recoverables with licensed Canadian reinsurers (December 31, 2006: $229.3 million; December 31, 2005: $264.5 million) are generally unsecured because Canadian regulations require these reinsurers to maintain minimum asset and capital balances in Canada to meet their Canadian obligations, and claims liabilities take priority over the reinsurer's subordinated creditors. Reinsurance recoverables with non-licensed reinsurers are secured with cash, letters of credit and/or assets held in trust accounts.

Share Capital

As of March 2, 2007, there were 133.7 million common shares and one Special Share issued and outstanding. The Special Share is convertible into one common share. ING Groep holds 70% of the issued and outstanding common shares and the Special Share.

Under the Company's long-term incentive plan, certain employees were awarded performance units (one performance unit equals one common share) as part of their compensation. The number of performance units that will eventually vest at the end of the three-year performance cycle depends on the Company's three-year average return on equity compared with that of the Canadian P&C insurance industry. At the time of payout, the Company intends to purchase shares in the market in an amount equal to the number of vested shares. The Company re-estimates the number of performance units that are expected to vest at each reporting period. The estimated total number of performance units was 545,274 units as at December 31, 2006.

3.2 Liquidity and Capital Resources

Liquidity Management

The purpose of liquidity management is to ensure there is sufficient cash to meet all of our financial commitments and obligations as they fall due. We believe we have the flexibility to obtain, from internal sources, the funds needed to fulfill our cash requirements during the current financial year and to satisfy regulatory capital requirements.

The liquidity requirements of our P&C insurance subsidiaries have historically been met primarily by funds generated from operations, asset maturities and income and other returns received on investments. Cash provided from these sources is used primarily for claims and loss adjustment expense payments and operating expenses. Catastrophe claims, the timing and amount of which are inherently unpredictable, may create increased liquidity requirements. Additional sources of cash flow include the sale of invested assets and financing activities. As long as we continue to grow and remain profitable, cash flows should continue to be available for investment. We believe that our future liquidity needs will be met from all of the above sources.

Net cash flows are generally invested in marketable securities. We closely monitor the duration of these investments, and investment purchases and sales may be executed with the objective of having adequate funds available to satisfy our maturing liabilities if needed. As our investment strategy focuses on asset and liability durations, and not specific cash flows, asset sales may be required to satisfy obligations and/or rebalance asset portfolios.

Cash Flows and Liquidities

Table 19 (in millions of dollars, except as otherwise noted)	Year ending December 31 **2006**	 2005	Increase (decrease)
Inflows (Outflows)			
Cash provided by operating activities	**430.9**	637.4	(32.4)%
Investing activities:			
Business acquisitions	**(65.2)**	(14.6)	346.6 %
Purchases of equipment	**(40.4)**	(45.7)	(11.6)%
Investments	**(279.8)**	(231.6)	20.8 %
Financing activities:			
Dividends paid	**(133.7)**	(86.9)	53.9 %
Debt repayment	**(127.0)**	(129.2)	(1.7)%
Capital issuance	–	129.2	n/a
Cash at the beginning of the year	**341.1**	82.5	n/a
Cash at the end of the year	**125.9**	341.1	(63.1)%

The Company has the ability to generate significant cash flows from its operations based on its high level of profitability and low capital expenditure requirements. Cash provided by operating activities was lower in 2006 as a result of lower net income. Business acquisitions consumed more cash as the Company expanded its distribution network through the acquisition of brokerages and books of business. The increased cash outflow related to other investments reflects the increase in invested assets between 2005 and 2006. Dividends paid in 2006 were higher than in 2005 resulting in a higher cash outflow in 2006. In 2007, cash flows will be impacted by the repurchase of shares described earlier and the increased dividend rate.

Capital Management

The Company has ample capital to support business growth with our insurance subsidiaries having capital of $695.5 million in excess of the minimum supervisory target

The Company has ample capital to support business growth with our insurance subsidiaries having capital of $695.5 million in excess of the minimum supervisory target of 150%, as calculated under the Minimum Capital Test (MCT) at December 31, 2006 (2005: $718.0 million). Because we manage our companies as a group, we report our combined capital position although we also ensure that each insurance company meets all regulatory requirements including the MCT. Our insurance companies are parties to a participation agreement which combines the underwriting results of all the companies with the outcome that each company has a proportion of underwriting results and the claims ratio and expense ratio are the same for each company.

The following table presents the minimum capital test of our insurance subsidiaries with a total for all companies.

Table 20
MCT – P&C Companies

(in millions of dollars except as otherwise noted)		ING Insurance	Nordic Insurance	ING Novex Ins	Belair Insurance	Allianz Insurance	Trafalgar Insurance	Total
At December 31, 2006								
Total capital available	[a]	1,073.7	966.8	49.3	282.0	–	61.7	2,433.5
Total capital required	[b]	554.5	466.8	14.4	104.8	–	18.2	1,158.7
Excess capital	[a] – [b]	519.2	500.0	34.9	177.2	–	43.5	1,274.8
MCT %	[a] / [b]	193.6%	207.1%	341.2%	269.0%	–	338.8%	210.0%
Excess at 150%		242.0	266.7	27.6	124.8	–	34.4	695.5
At December 31, 2005								
Total capital available	[a]	1,028.7	654.9	43.0	233.4	342.1	51.9	2,354.0
Total capital required	[b]	546.6	248.2	14.2	82.6	181.6	17.4	1,090.6
Excess capital	[a] – [b]	482.1	406.7	28.7	150.8	160.5	34.5	1,263.3
MCT %	[a] / [b]	188.2%	263.9%	302.2%	282.6%	188.4%	298.5%	215.8%
Excess at 150%		208.8	282.6	21.6	109.5	69.7	25.8	718.0
At December 31, 2004								
Total capital available	[a]	1,054.5	449.1	33.1	168.1	267.5	33.7	2,006.1
Total capital required	[b]	595.6	215.3	14.4	74.7	144.9	17.7	1,062.7
Excess capital	[a] – [b]	458.9	233.8	18.7	93.4	122.6	16.0	943.4
MCT %	[a] / [b]	177.1%	208.6%	230.1%	224.9%	184.6%	190.2%	188.8%
Excess at 150%		161.1	126.1	11.5	56.0	50.2	7.1	412.1

The total amount of dividends available for payment from our subsidiaries during 2007 is $272.7 million plus any 2007 earnings. This amount is calculated based on dividend restrictions under applicable insurance laws but is subject to MCT limitations.

The Company increased its quarterly dividend by 2 cents

In 2006, the Board of Directors of the Company declared quarterly cash dividends of 25.0 cents per common share for a total annual amount of $133.7 million. These dividends were paid on March 31, June 30, September 29, and December 29, 2006. On February 13, 2007, the Board of Directors increased the Company's quarterly dividend by 2.0 cents to 27.0 cents, an 8.0% increase. A quarterly cash dividend of 27.0 cents per common share has been declared payable on March 30, 2007 to shareholders of record on March 15, 2007.

As previously mentioned, the Company announced its intention to repurchase for cancellation up to $500 million of its common shares through a substantial issuer bid. The Company plans to use existing liquid assets to pay for the shares, without affecting its ability to meet other cash requirements. ING Canada is offering to purchase shares because we believe that the purchase of shares represents an appropriate use of available cash on hand. The Offer represents an opportunity for us to return up to $500 million of capital to shareholders who elect to tender, while at the same time increasing the proportionate share ownership of shareholders who elect not to tender. Readers should read the issue bid circular for more details on the reasons supporting the Company's decision.

On September 20, 2005, ING Canada filed a short-form base shelf prospectus and received final receipt from Canadian securities regulators the following day. This filing allows the Company to offer a total of up to $1 billion in any combination of debt, preferred or common shares securities over a 25-month period.

Financing

The nature, size and timing of any financings will depend on ING Canada's assessment of its credit requirements and general market conditions. If any securities covered by the base shelf prospectus are offered for sale, a prospectus supplement containing specific information about the terms of these securities will be provided.

S&P affirmed the financial strength and long term counterparty credit rating of A+ for our P&C subsidiaries in 2006, while A.M. Best similarly affirmed our financial strength rating of A+.

Dominion Bond Rating Service assigned an A (low) rating to the long term senior unsecured debt of the Company in 2006.

We have an uncommitted revolving credit facility of $50 million with The Royal Bank of Canada, which was undrawn at December 31, 2006.

3.3 Contractual Obligations

Table 21		**Payments due by period**			
(in millions of dollars)	**Total**	**Less than 1 year**	**1-3 years**	**4-5 years**	**After 5 years**
Operating leases	308.0	63.2	88.4	55.7	100.7
Other long-term obligations	100.4	32.8	30.7	16.9	20.0
Total contractual obligations	408.4	96.0	119.1	72.6	120.7

3.4 Off Balance Sheet Arrangements

The Company does not have any significant off balance sheet arrangements not otherwise reported.

Section 4 – Accounting and Disclosure Matters

4.1 Disclosure Controls and Procedures

ING Canada is committed to providing timely, accurate and balanced disclosure of all material information about the Company and to providing fair and equal access to such information. The Company's management is responsible for establishing and maintaining the Company's disclosure controls and procedures to ensure that information used internally and disclosed externally is complete and reliable. Due to the inherent limitations in all control systems, an evaluation of controls can provide only reasonable, not absolute assurance, that all control issues and instances of fraud or error, if any, within the Company have been detected. The Company continues to evolve and enhance its system of controls and procedures.

Management at the direction and under the supervision of the Chief Executive Officer and the Chief Financial Officer of the Company have evaluated the effectiveness of the Company's disclosure controls and procedures. The evaluation was conducted in accordance with the requirements of Multilateral Instrument 52-109 of the Canadian Securities Administrators. This evaluation confirmed, subject to the inherent limitations noted above, the effectiveness of the design and operation of disclosure controls and procedures as at December 31, 2006. The Company's management can therefore provide reasonable assurance that material information relating to the Company and its subsidiaries is reported to it on a timely basis so that it may provide investors with complete and reliable information.

4.2 Internal Control over Financial Reporting

Management has designed and is responsible for maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

No changes were made or occurred in the Company's internal control over financial reporting during the year ended December 31, 2006, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

4.3 Critical Accounting Estimates and Assumptions

Our significant accounting policies are disclosed in Note 2 to our audited consolidated financial statements. The preparation of our financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the amounts reported in our financial statements. These estimates and assumptions principally relate to the establishment of reserves for policy liabilities, impairment of investment securities, goodwill, income taxes and pensions and other post-employment benefits. As more information becomes known, these estimates and assumptions could change and impact future results. The above noted estimates and assumptions regarding reserves for policy liabilities will impact our underwriting results; goodwill will impact our underwriting and corporate and distribution groups; impairment of securities will impact our net realized investment and other gains. The most significant estimates and assumptions we make in preparing our financial statements are described below. There were no significant changes made to our assumptions over the past two years.

Policy Liabilities

Policy liabilities consist of provisions for claims liabilities and premium liabilities, net of reinsurance. The provision for policy liabilities is discounted to take into account the time value of money. It also includes a provision for adverse deviation, as required by Canadian accepted actuarial practice. The appointed actuary of our P&C insurance subsidiaries, using appropriate actuarial techniques, evaluates the adequacy of our policy liabilities.

Claims liabilities are maintained to cover our estimated ultimate amount to settle i) insured losses with respect to reported and unreported claims incurred as of the end of each accounting period and ii) claims expenses. The provision for claims liabilities is first determined on a case-by-case basis as claims are reported and then reassessed as additional information becomes known. The provision also considers future possible development of claims. Such reserves do not represent an exact calculation of liability, but instead represent estimates developed using projection techniques in accordance with Canadian accepted actuarial practice. The estimates used are related to 1) expectations of the ultimate cost of settlement and administration of claims based on our assessment of facts and circumstances then known, 2) our review of historical settlement patterns, 3) estimates of trends in claims severity and frequency and 4) legal theories of liability and other factors.

Variables in the reserve estimation process can be affected by both internal and external events, such as changes in claims handling procedures, economic inflation, legal trends and legislative changes. Many of these items are not directly quantifiable, particularly on a prospective basis. Additionally, there may be significant reporting lags between the occurrence of the insured event and the time it is actually reported to the insurer. Reserve estimates are refined in a systematic ongoing process as historical loss experience develops and additional claims are reported and settled. Because the establishment of reserves is an inherently uncertain process involving estimates, current provisions may not be sufficient. Adjustments to reserves, both positive and negative, are reflected in the statement of income of the period in which such estimates are updated.

Premium liabilities are considered adequate when the unearned premiums reserve (after deducting any deferred acquisition cost asset) is at least equal to the present value, at the balance sheet date, of cash flows of the claims, expenses and taxes to be incurred after that date on account of the policies in force at that date or at an earlier date. Deferred acquisition costs comprise commissions, premium taxes and expenses directly related to the acquisition of premiums. They are deferred to the extent that they are recoverable from unearned premiums, after considering the related anticipated claims, expenses and investment income in respect of these premiums. Deferred acquisition costs are amortized on the same basis as the premiums are recognized in income.

A premium deficiency would be recognized immediately by a charge to the statement of income as a reduction of deferred acquisition costs to the extent that the unearned premiums reserve, plus anticipated investment income, is not adequate to recover all deferred acquisition costs and related claims and expenses. If the premium deficiency was greater than unamortized deferred acquisition costs, a liability would be accrued for the excess deficiency.

Reinsurance recoverables include amounts for expected recoveries related to claims liabilities as well as the portion of the reinsurance premium which has not yet been earned. The cost of reinsurance is accounted for over the terms of the underlying reinsured policies using assumptions consistent with those used to account for the policies. Amounts recoverable from reinsurers are estimated in a manner consistent with claims and loss adjustment expense reserves and are reported in our audited consolidated balance sheet. The ceding of insurance does not discharge our primary liability to our insureds. An estimated allowance for doubtful accounts is recorded on the basis of periodic evaluations of balances due from reinsurers, reinsurer solvency, management's experience and current economic conditions.

Impairment of Invested Assets

We obtain values for actively traded securities from external pricing services. For private placements, commercial mortgages and a small number of infrequently traded securities, quotes from brokers are obtained or values are estimated using internally developed pricing models. These models are based on common valuation techniques and require us to make assumptions regarding credit quality, liquidity and other factors that affect estimated values.

Impairment of investment securities results in a charge to earnings when a market decline in the value of an investment to below cost is other-than-temporary. Our methodology to identify potential impairments requires professional judgment and places particular emphasis on those securities with unrealized losses of 25% or greater of the book value where that unrealized loss has been outstanding for more than six months. Members of our investment and accounting departments meet quarterly to assess impairments and report quarterly to the Investment Committee on important investments that are included on a "watch list". Management assesses which of these securities are other-than-temporarily impaired. Assessment factors include, but are not limited to, the financial condition and rating of the issuer of the security, any collateral held and the length of time the market value of the security has been below cost. Any impairment is recognized when the assessment concludes that there is objective evidence of impairment. Each quarter, any security with an unrealized loss that is determined to have been other-than-temporarily impaired is written down to its expected recoverable amount, with the amount of the write-down reflected in our statement of income for that quarter. Previously impaired securities continue to be monitored quarterly, with additional write-downs taken quarterly, if necessary. In 2006, we recorded $20.4 million of impairments to recognize other-than-temporary declines in value.

There are inherent risks and uncertainties involved in making these judgments. Changes in circumstances and critical assumptions such as a weak economy, a pronounced economic downturn or unforeseen events which affect one or more companies or industry sectors could result in additional write-downs in future periods for impairments that are deemed to be other-than-temporary.

Goodwill

Under GAAP, goodwill is not amortized but is tested annually for impairment of value on a reporting unit basis. Management's judgment is required to identify reporting units with similar economic characteristics and to select an appropriate valuation model. In the P&C insurance industry and the P&C insurance brokerage industry, it is common for companies to be acquired at a multiple of revenue or book value, adjusted for net assets other than intangibles. A range of values used to evaluate the multiple is developed using discounted cash flow valuation techniques. When the fair value of the reporting unit exceeds its carrying value, goodwill is considered not to be impaired. When the carrying value of the reporting unit exceeds its fair value, the fair value of the goodwill is compared with its carrying value to determine the amount of impairment, if any. When the carrying value of goodwill exceeds the fair value of the goodwill, an impairment loss is recognized in the consolidated statements of income in an amount equal to the excess.

Income Taxes

Management exercises judgment in estimating the provision for income taxes. The Company is subject to income tax laws in various jurisdictions where it operates. Various tax laws are potentially subject to different interpretations by the taxpayer and the relevant tax authority. The provision for income taxes represents management's interpretation of the relevant tax laws and its estimate of current and future tax implications of the transactions and events during the period. A future income tax asset or liability is determined for each timing difference based on the future tax rates that are expected to be in effect and management's assumptions regarding the expected timing of the reversal of such temporary differences.

Pensions and Other Post-Employment Benefits

We sponsor a number of defined benefits and defined contribution plans providing pension and other benefits to eligible employees after retirement. The pension plans provide benefits based on years of service, contributions and average earnings at retirement. Due to the long-term nature of these plans, the calculation of benefit expenses and obligations depends on various assumptions such as discount rates, expected rates of return on assets, projected salary increases, retirement age, mortality and termination rates. All assumptions are determined by management and are reviewed annually by the actuaries. Actual experience that differs from the actuarial assumptions will affect the amounts of benefit obligation and expense. The weighted average assumptions used and the sensitivity of key assumptions are presented in Note 12 to our consolidated financial statements.

4.4 Impact of New Accounting Standards

Initial Adoption

The Company expanded the usage of derivatives in 2006 and consequently it now applies hedge accounting for certain new hedging instruments as described in Note 2 to the consolidated financial statements.

Financial Instruments, Comprehensive Income and Hedges

Effective January 1, 2007, we will apply the new provisions of the CICA handbook on accounting for financial instruments, including sections 3855 *"Financial Instruments – Recognition and Measurement"*, 3865 *"Hedges"* and 1530 *"Comprehensive income"*.

The new provisions will affect our accounting for financial instruments and hedges and will introduce a new statement of comprehensive income and a new component of accumulated other comprehensive income within shareholders' equity. The comprehensive income will be composed of net income and the unrealized gains and losses on available for sale securities, net of income taxes.

The standards require that all our financial assets and liabilities be classified as trading, available for sale, held to maturity, or loans and receivables.

- For assets classified as available for sale, the unrealized changes in market value will be reflected in other comprehensive income until the financial asset is disposed of, or becomes impaired. A portion of unrealized net gains as at January 1, 2007 will be accounted for as an opening adjustment to accumulated other comprehensive income.

- We will classify a portion of our investments that is supporting net claims liabilities, as held for trading, under which the unrealized gains and losses are recognized in income. Such classification will reduce income statement volatility related to the changes in fair value of claims liabilities as described below. Other financial assets and liabilities, including all derivatives and embedded derivatives, will also be classified as held for trading according to the new standards. Unrealized net gains related to investments designated as held for trading as at January 1, 2007 will be accounted for as an adjustment to retained earnings.
- The net claims liabilities will be discounted using a market rate instead of a book rate and an adjustement to the amount of net claims liabilities as at January 1, 2007 will be recorded to retained earnings following the change.
- Certain instruments will be classified as loans and receivables or as held to maturity. We do not expect that these classifications will have any significant impact since these investments will continue to be carried at amortized cost.
- For our insurance subsidiaries, the Office of the Superintendent of Financial Institutions has imposed certain restrictions under guideline D-10, on the classification of assets as held for trading and we will meet these requirements.

Accounting Changes

Effective January 1, 2007, we will apply the revised provisions of the CICA handbook section 1506 "*Accounting changes*". Accordingly, voluntary changes in accounting policies will be made only if they result in reliable and more relevant information.

Variability in Variable Interest Entities

Effective January 1, 2007, we will apply the Emerging Issues Committee (EIC) Abstract No. 163, "*Determining the Variability to be Considered in Applying AcG15*". This EIC provides additional clarification on how to analyze and consolidate variable interest entities. The impact is not expected to be significant on our consolidated financial statements.

Harmonization of Canadian GAAP to International Financial Reporting Standards

In 2005, the Accounting Standards Board finalized its strategic plan for financial reporting in Canada whereby Canadian GAAP will converge with International Financial Reporting Standards over a five-year period. After this transitional period, Canadian GAAP will cease to exist as a separate, distinct basis of financial reporting. The Company will continue to monitor the changes resulting from this transition.

Section 5 – Risk Management

5.1 Risk Management Principles and Responsibilities

Effective risk management rests on identifying, understanding and communicating all risks the Company is exposed to in the course of its operations. In order to make sound decisions, both strategically and operationally, management must have continual, direct access to the most timely and accurate information possible. Either directly or through its committees, the Board of Directors ensures that Company management has put appropriate risk management programs in place. The Board, directly and in particular through the Audit and Risk Review Committee ("Audit Commitee"), oversees such risk management programs, procedures and controls and in this regard, receives periodic reports from among others, the Risk Management Department, the Chief Actuary, the internal auditors and the independent auditors. A summary of the risks the Company is exposed to and the process for managing them is outlined below.

Product Design and Pricing Risk

Product design and pricing risk is the risk that the established price is or becomes insufficient to ensure an adequate return for shareholders as compared to the Company's profitability objectives. This risk may be due to an inadequate assessment of market needs, a poor estimate of the future experience of several factors, as well as the introduction of new products that could adversely impact the future behaviour of policyholders. The risk is primarily managed by regularly analyzing the pricing adequacy of company products as compared to recent experience. The pricing assumptions are revised as needed and/or the various options offered by the reinsurance market are utilized.

Underwriting Risk

Underwriting risk is the risk of financial loss resulting from the selection of risks to be insured and management of contract clauses. Unfavourable results in these areas can lead to deviations from the estimates based on the actuarial assumptions. The Company has adopted policies which specify the Company's retention limits. Once the retention limits have been reached, the Company turns to reinsurance to cover the excess risk.

Insolvency Risk

Insolvency risk is the risk that the Company will not be able to meet the demands of future claims as they arise. The regulatory authorities closely monitor the solvency of insurance companies by requiring them to comply with strict solvency standards based on the risk assumed by each company with respect to asset composition, liability composition, and the matching between these two components. The Company is required to submit regular reports to the regulatory authorities regarding its solvency, and publish its solvency ratio every quarter. The minimum solvency ratio targeted by the Company is 175%, which is much higher than the regulatory authorities' requirement. To measure the degree to which the Company is able to meet regulatory solvency requirements, the appointed actuary must present an annual report to the Audit Committee and management on the Company's current and future solvency.

Reinsurance Risk

Even though the Company relies on reinsurance to manage the underwriting risk, reinsurance does not release the Company from its primary commitments to its policyholders. Therefore, the Company is exposed to the credit risk associated with the amounts ceded to reinsurers. The Company assesses the financial soundness of the reinsurers before signing any reinsurance treaties and monitors their situation on a regular basis.

Interest Rate and Equity Market Fluctuations

Movements in short-term and long-term interest rates, as well as fluctuations in the value of equity securities, affect the level and timing of recognition of gains and losses on securities we hold, and cause changes in realized and unrealized gains and losses. Generally, our investment income will be reduced during sustained periods of lower interest rates and will likely result in unrealized gains in the value of fixed income securities we continue to hold, as well as realized gains to the extent the relevant securities are sold. During periods of rising interest rates, the market value of our existing fixed income securities will generally decrease and our realized gains on fixed income securities will likely be reduced or result in realized losses.

General economic conditions, political conditions and many other factors can also adversely affect the stock markets and, consequently, the value of the equity securities we own.

Credit Risk

Credit risk is the possibility that counterparties may not be able to meet payment obligations when they become due. A counterparty is any person or entity from which cash or other forms of consideration are expected to extinguish a liability or obligation to us. Our credit risk exposure is concentrated primarily in our fixed income and preferred share investment portfolios and, to a lesser extent, in our reinsurance recoverables.

Our risk management strategy and investment policy is to invest in debt instruments of high credit quality issuers and to limit the amount of credit exposure with respect to any one issuer by imposing fixed income portfolio limits on individual corporate issuers based upon credit quality.

Foreign Exchange Risk

Foreign exchange risk is the possibility that changes in exchange rates produce an unintended effect on earnings and equity when measured in domestic currency. This risk is largest when assets backing liabilities are payable in one currency and are invested in financial instruments of another currency. Although we are exposed to some foreign exchange risk arising from investment in some U.S. dollar denominated assets, our general policy is to minimize foreign currency exposure. We mitigate foreign exchange rate risk by buying or selling successive monthly foreign exchange forward contracts.

Derivatives

We use certain derivatives to mitigate certain of the above mentioned risks and we use other derivatives for trading purposes. Our use of derivatives exposes us to a number of risks, including replacement cost (credit) risk and interest rate and equity market fluctuations. The replacement cost risk for any derivative transaction is generated by the potential for the counterparty to default on its contractual obligations when one or more transactions have a positive market value to us. Therefore, replacement cost risk related to derivatives is represented by the positive fair value of the instruments and is normally a small fraction of the contract's notional amount. Trading derivatives exposes us to additional interest rate and equity market fluctuations. We manage replacement cost risk and interest rate and equity market fluctuation related to derivatives in accordance with our risk management policies specified above.

5.2 Operational Risk Management

We believe that managing operational risks related to our business activities significantly reduces losses resulting from failed processes, procedures or controls, inadequate systems, human errors, fraud or external events such as natural disasters. To manage this risk, we follow a specific framework that is composed of four major steps: identification, measurement, monitoring and mitigation. The scope of operational risk management covers the security of people, assets and information as well as the continuity of our operations and recovery of our technology during a crisis.

For early detection and clear insight of our key operational risks, we periodically perform Risk & Control Self-Assessments of our critical functions

For early detection and clear insight of our key operational risks, we periodically perform Risk & Control Self-Assessments of our critical functions with the collaboration of management. We also monitor and measure our risks on an ongoing basis through key risk indicators which enable management to proactively initiate effective actions. ING Canada has also developed clear incident reporting channels within the organization to systematically report, manage and monitor operational incidents leading to financial losses or reputation damage. Ongoing training and exercises provided to all employees also contribute to increase the operational risk awareness culture within the organization and minimize the occurrence of incidents.

In order to maintain the integrity and continuity of our operations in the event of a crisis, ING Canada has developed personalized alert and mobilization procedures as well as communication protocols. For example, emergency action plans, business continuity plans, business recovery plans, major health crisis plans, building evacuation plans and crisis communication plans have all been defined and are tested on an ongoing basis.

The implementation of the overall operational risk management program relies on management. In addition, the Operational Risk Management department assists in monitoring the operational risk processes and ensuring that appropriate actions are taken when necessary. The Operational Risk Management department reports to the Risk Management Committee which is composed of executive members appointed by the Board of Directors. It is the Committee that has the oversight responsibility for operational risk management and governance within the organization. Finally, to ensure transparency, the Committee provides regular updates of its operations to the Senior Management Committee, the Audit Committee and the Board of Directors.

5.3 Corporate Governance and Compliance

ING Canada believes that good corporate governance and compliance with all legal and regulatory requirements are essential for maintaining investor confidence

ING Canada believes that good corporate governance and compliance with all legal and regulatory requirements are essential for maintaining investor confidence. Legal and regulatory compliance risk arises from non-compliance with the laws, regulations or guidelines applicable to the Company as well as the risk of loss resulting from non-fulfilment of a contract. ING Canada is subject to strict regulatory requirements and detailed monitoring of its operations in all provinces or territories where it conducts business, either directly or through its subsidiaries. ING Canada's corporate governance and compliance program is built on the following foundations:

a) ING Canada's Board of Directors and its Committees are structured in accordance with sound corporate governance standards. Directors are presented with significant information in all areas of the Company's operations to enable them to effectively supervise the Company's management, business objectives and risks.

b) Disclosure controls and processes have been put into place so that relevant information is obtained and communicated to senior management and directors of the Board to ensure that the Company meets its disclosure obligations and to protect the confidentiality of information. A decision making process is also in place to facilitate timely and accurate public disclosure.

c) Effective corporate governance is dependent on strong corporate compliance structures and processes. To this end, ING Canada has established an enterprise-wide Compliance Policy and framework including procedures and policies necessary to ensure adherence to laws, regulations and related obligations. Compliance activities include identification, mitigation and monitoring of compliance/reputation risks, as well as communication, education, and activities to promote a culture of compliance and ethical business conduct.

d) The Board of Directors and the Audit Committee of ING Canada, as well as that of its subsidiaries, periodically receives reports on all lawsuits, whether they be in the normal course of business, where the contesting of certain claims appears normal, or outside the normal course of business. To manage this risk, the Company has specialized resources in its Legal Department as well as experts outside the Company, and provisions are taken when deemed necessary.

While senior management has ultimate responsibility for compliance, compliance is a responsibility that each individual employee shares. This responsibility is clearly set out in ING Canada's Business Principles and Code of Conduct.

5.4 Industry Standards

ING Canada is committed to maintaining its reputation as a corporation with integrity and ethical business conduct that extends to how we treat our customers. In this regard, ING Canada is currently working with the Insurance Bureau of Canada (IBC) in reviewing the principles set out in IBC's Standards of Sound Marketplace Practice (Standards), which includes concepts such as information disclosure, timely and fair settlement of claims, adequate systems of complaint handling, and knowledgeable intermediaries.

ING Canada has subscribed to the underlying principles of the Standards for many years and already has practices in place to ensure appropriate levels of consumer service. Operational and compliance teams are reviewing the Standards to see what gaps, if any, exist and how ING Canada can enhance its practices. This self-regulation effort is in addition to the Code of Consumer Rights and Responsibilities already adopted by ING Canada.

An additional best practices initiative is the CCIR/CISRO's (our regulators) three principle-based recommendations designed to promote customer confidence in the insurance industry (i.e. priority of client's interest, disclosure of conflicts or potential conflicts of interest, and product suitability). ING Canada is working with the insurance industry to determine best practices.

Section 6 – Other Matters

6.1 Related Party Transactions

We have ongoing transactions with related parties, consisting mostly of:

(1) management and advisory services;

(2) ING Groep and affiliated companies;

(3) reinsurance by an affiliated company; and

(4) financing.

These transactions are carried out in the normal course of operations and are measured at the amount of consideration paid or received as established and agreed by the related parties. We believe that such exchange amounts approximate fair value.

In addition, we have related party transactions with investees accounted for as long-term investments. These transactions consist primarily of loans and commission expenses.

Notes 1 and 8 to the accompanying consolidated financial statements provide additional information on related party transactions.

6.2 Cautionary Note Regarding Forward-Looking Statements

Certain statements in this report about our current and future plans, expectations and intentions, results, levels of activity, performance, goals or achievements or any other future events or developments are forward-looking statements. The words "may", "will", "would", "should", "could", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "likely" or "potential" or the negative or other variations of these words or other similar words or phrases identify such forward-looking statements.

Forward-looking statements are based on estimates and assumptions made by us based on our experience and view of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances. Many factors could cause our actual results, performance or achievements or future events or developments to differ materially from the forward-looking statements. These factors include, without limitation, the following: our ability to implement our strategy or operate our business as we expect; our ability to accurately assess the risks associated with the insurance policies that we write; unfavourable capital market developments or other factors which could affect our investments; the cyclical nature of the P&C insurance industry; our ability to accurately predict future claims frequency; government regulations; litigation and regulatory actions; periodic negative publicity regarding the insurance industry; intense competition; our reliance on brokers and third parties to sell our products; our ability to successfully pursue our acquisition strategy; the significant influence of ING Groep; our participation in the Facility Association (a mandatory pooling arrangement among all industry participants); terrorist attacks and ensuing events; the occurrence of catastrophic events; our ability to maintain our financial strength ratings; our ability to alleviate risk through reinsurance; our ability to successfully manage credit risk; our reliance on information technology and telecommunications systems; our dependence on key employees; general economic, financial and political conditions; our dependence on the results of operations of our subsidiaries; the limited trading history of our common shares; the accuracy of analyst earnings estimates or the consensus figure based upon such estimates; the volatility of the stock market and other factors affecting our share price; and future sales of a substantial number of our common shares. These factors should be considered carefully, and readers should not place undue reliance on our forward-looking statements. We have no intention and accept no responsibility to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as required by law.

Management's Responsibility for Financial Reporting

Management is responsible for the preparation and presentation of the consolidated financial statements of ING Canada Inc. and its subsidiaries, collectively known as "the Company". This responsibility includes selecting appropriate accounting policies and making estimates and informed judgments based on the anticipated impact of current transactions, events and trends, consistent with Canadian generally accepted accounting principles.

In meeting its responsibility for the reliability of consolidated financial statements, the Company maintains and relies on a comprehensive system of internal control comprising organizational procedural controls and internal accounting controls. The Company's system of internal control includes the communication of policies and of the Company's Code of Conduct, comprehensive business planning, proper segregation of duties, delegation of authority for transactions and personal accountability, selection and training of personnel, safeguarding of assets and maintenance of records. The Company's internal auditors review and evaluate the system of internal control.

The Company's Board of Directors, acting through the Audit and Risk Review Committee, which is composed entirely of Directors, who are neither officers nor employees of the Company, oversees management's responsibility for the design and operation of effective financial reporting and internal control systems, the preparation and presentation of financial information and the management of risk areas.

The Audit and Risk Review Committee conducts such review and inquiry of management and the internal and external auditors as it deems necessary to establish that the Company employs an appropriate system of internal control, adheres to legislative and regulatory requirements and applies the Company's Code of Conduct. The internal and external auditors, as well as the Actuary, have full and unrestricted access to the Audit and Risk Review Committee, with and without the presence of management.

Pursuant to the Insurance Companies Act of Canada or to the Insurance Act ("Québec") ("the Acts"), the Actuary, who is a member of management, is appointed by the Board of Directors. The Actuary is responsible for discharging the various actuarial responsibilities required by the Acts and conducts a valuation of policy liabilities, in accordance with Canadian generally accepted actuarial standards, reporting his results to management and the Audit and Risk Review Committee.

The Office of the Superintendent of Financial Institutions Canada for the federally regulated property and casualty ("P&C") subsidiaries and l'Autorité des marchés financiers for the Québec regulated P&C subsidiary make such examinations and inquiries into the affairs of the P&C subsidiaries as deemed necessary.

The Company's external auditors, Ernst & Young LLP, Chartered Accountants, are appointed by the shareholders to conduct an independent audit of the consolidated financial statements of the Company and meet separately with both management and the Audit and Risk Review Committee to discuss the results of their audit, financial reporting and related matters. The auditors' report to shareholders appears on page 47.

February 13, 2007

Claude Dussault
President and Chief Executive Officer

Mark A. Tullis
Chief Financial Officer

Auditors' Report

To: the Shareholders of ING Canada Inc.

We have audited the consolidated balance sheets of ING Canada Inc. (the "Company") as at December 31, 2006 and 2005 and the consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Ernst & Young LLP

Toronto, Canada
February 13, 2007

Ernst & Young LLP
Chartered Accountants

Consolidated Balance Sheets

(in thousands of dollars)	As at December 31 2006	2005
Assets		
Cash and cash equivalents (note 3)	**$ 125,954**	$ 341,138
Investments (note 4)	**7,241,938**	6,720,965
Accrued investment income	**51,068**	50,100
Premium and other receivables	**1,643,933**	1,518,511
Due from affiliated companies (note 8)	**4,252**	230
Reinsurers' share of unpaid claims and loss adjustment expenses (notes 6 and 7)	**270,369**	330,519
Reinsurers' share of unearned premiums (notes 6 and 7)	**17,683**	17,279
Deferred acquisition costs	**393,137**	381,992
Income taxes receivable	**54,134**	55,684
Other assets (note 11)	**203,176**	182,119
Long-term investments (note 13)	**44,401**	41,587
Future income tax asset (note 9)	**112,187**	141,101
Intangible assets (note 10)	**66,294**	36,948
Goodwill (note 10)	**148,743**	108,362
	$ 10,377,269	$ 9,926,535
Liabilities		
Payables and other liabilities	**$ 840,410**	$ 815,674
Due to affiliated companies (note 8)	**–**	2,968
Income taxes payable	**23,984**	67,705
Unpaid claims and loss adjustment expenses (note 6)	**3,823,539**	3,821,609
Unearned premiums (note 6)	**2,264,118**	2,194,837
Unearned reinsurance commissions	**4,463**	4,129
Debt outstanding (note 14)	**–**	127,000
	6,956,514	7,033,922
Shareholders' equity		
Share capital (note 15)	**1,183,846**	1,183,846
Contributed surplus	**93,534**	89,713
Retained earnings	**2,143,375**	1,619,054
	3,420,755	2,892,613
	$ 10,377,269	$ 9,926,535

See accompanying notes to consolidated financial statements

On behalf of the Board:

Claude Dussault
Director

Ivan Duvar
Director

Consolidated Statements of Income

(in thousands of dollars except for per share amounts)	For the years ended December 31 2006	2005
Direct premiums written	**$ 3,990,419**	$ 3,904,901
Net premiums written	**$ 3,895,493**	$ 3,754,937
Revenue		
Net premiums earned	**$ 3,826,614**	$ 3,840,176
Investment income (note 13)	**351,186**	338,493
Net realized investment and other gains	**193,532**	223,471
Commissions and advisory fees	**35,044**	43,928
	4,406,376	4,446,068
Expenses		
Claims and loss adjustment expenses	**2,261,169**	2,161,755
Commissions (note 8)	**612,331**	646,344
Premium taxes	**132,335**	133,704
General expenses	**443,225**	405,349
	3,449,060	3,347,152
Interest	**5,309**	7,963
Income before income taxes	**952,007**	1,090,953
Income taxes (note 9)	**293,954**	309,170
Net income	**$ 658,053**	$ 781,783
Earnings per share, basic and diluted	**$ 4.92**	$ 5.85
Basic and diluted average number of common shares (in thousands)	**133,732**	133,546

See accompanying notes to consolidated financial statements

Consolidated Statements of Changes in Shareholders' Equity

(in thousands of dollars)	For the years ended December 31 2006	2005
Share capital		
Balance, beginning of year	**$ 1,183,846**	$ 1,052,290
Common shares issued (note 15)	**–**	136,032
Share issuance costs, net of income taxes	**–**	(4,476)
Balance, end of year	**1,183,846**	1,183,846
Contributed surplus		
Balance, beginning of year	**89,713**	83,336
Stock-based compensation (note 15)	**3,821**	6,377
Balance, end of year	**93,534**	89,713
Retained earnings		
Balance, beginning of year	**1,619,054**	923,983
Net income	**658,053**	781,783
Dividends paid	**(133,732)**	(86,926)
Other	**–**	214
Balance, end of year	**2,143,375**	1,619,054
Total shareholders' equity	**$ 3,420,755**	$ 2,892,613

See accompanying notes to consolidated financial statements

Consolidated Statements of Cash Flows

(in thousands of dollars)	For the years ended December 31 2006	2005
Operating activities		
Net income	**$ 658,053**	$ 781,783
Adjustments to determine cash provided by operating activities:		
Unearned premiums and unpaid claims and loss adjustment expenses, net	**130,957**	(129,910)
Net realized investment and other gains	**(193,532)**	(223,471)
Deferred acquisition costs, net	**(10,811)**	(669)
Future income taxes	**19,869**	9,572
Amortization	**8,577**	38,249
Decrease in loan provision	**(457)**	(5,660)
Other	**1,455**	4,659
Changes in other operating assets and liabilities	**(183,173)**	162,893
Cash provided by operating activities (note 16)	**430,938**	637,446
Investing activities		
Proceeds from sale of investments	**16,581,242**	12,509,278
Purchase of investments	**(16,891,010)**	(12,740,836)
Purchase of brokerages and books of business, net (note 17)	**(65,152)**	(14,646)
Proceeds from sale and leaseback of properties	**29,977**	–
Purchase of property and equipment and other	**(40,447)**	(45,651)
Cash used in investing activities	**(385,390)**	(291,855)
Financing activities		
Dividends paid	**(133,732)**	(86,926)
Proceeds from common shares issuance	**–**	136,032
Debt repayment (note 14)	**(127,000)**	(129,230)
Share issuance costs	**–**	(6,802)
Cash used in financing activities	**(260,732)**	(86,926)
Net (decrease) increase in cash and cash equivalents	**(215,184)**	258,665
Cash and cash equivalents, beginning of year	**341,138**	82,473
Cash and cash equivalents, end of year	**$ 125,954**	$ 341,138

See accompanying notes to consolidated financial statements

Notes to Consolidated Financial Statements

(in thousands of dollars)

1. Status of the Company

ING Canada Inc. (the "Company") was incorporated under the *Canada Business Corporations Act*. The Company has investments in wholly-owned subsidiaries which operate principally in the Canadian property and casualty ("P&C") insurance market. The Company's significant subsidiaries are ING Insurance Company of Canada, Belair Insurance Company Inc., The Nordic Insurance Company of Canada (as amalgamated with Allianz Insurance Company of Canada on April 1, 2006), ING Novex Insurance Company of Canada, Trafalgar Insurance Company of Canada, Equisure Financial Network Inc., Canada Brokerlink Inc. and Grey Power Insurance Inc.

ING Groep N.V. ("ING Groep") both as the owner of 70% of the Company's outstanding common shares and the Special Share (note 15) and as a party to the Co-Operation Agreement (the "Agreement") has substantial influence over the ongoing business and operation of the Company. The Agreement provides, among other things, that for so long as ING Groep holds not less than one-third of the Company's outstanding common shares, the Company may not carry out certain corporate acts, including entering into business combinations with unaffiliated third parties or making acquisitions or dispositions above certain monetary thresholds or changing the dividend policy without the prior written approval of ING Groep.

2. Summary of significant accounting policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The preparation of consolidated financial statements in accordance with Canadian GAAP requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities at the dates of the consolidated financial statements, the reported amounts of revenue and expenses for the years presented, as well as the disclosure of contingent assets and liabilities. These estimates are subject to uncertainty. Significant estimates include the determination of impairment losses (notes 10 and 16), policy liabilities (note 6), income taxes (note 9), employee future benefits (note 12), stock-based compensation (note 15), the allocation of the purchase price (note 17) and contingencies (note 19). Changes in estimates are recorded in the accounting period in which these changes are determined.

Further, the accounting policies used to prepare the financial statements of the Company's regulated insurance subsidiaries must also comply with the accounting requirements of their respective regulators. The significant accounting policies used in preparing these consolidated financial statements, including those specified by the insurance regulators, are, in all material respects, in accordance with Canadian GAAP and are summarized below. These policies have been consistently applied.

(a) Significant accounting changes

Stock-based compensation

In 2005, as a result of the adoption of a long-term incentive plan for certain employees and a deferred share unit plan for independent directors (note 15), the Company adopted the recommendations of the Canadian Institute of Chartered Accountants' ("CICA") Handbook Section 3870, *"Stock-Based Compensation and Other Stock-Based*

Payments", which requires that stock-based compensation awards to non-employees, direct awards of stock, awards that call for settlement in cash or other assets or stock appreciation right awards to employees be recognized on a fair value basis as an expense. Under this policy, the fair value of the earned or awarded amounts is estimated on the grant date and such amount is recorded as a compensation expense over the related vesting period, or the period between the grant date to the date the employee becomes eligible to retire if shorter, with a corresponding increase to contributed surplus for those awards granted to employees and to liabilities for directors.

Rate regulation

In 2005, the Company implemented the disclosure and presentation requirements contained in the CICA's Accounting Guideline 19 "*Disclosures by Entities Subject to Rate Regulation*". The objective of this guideline is to ensure that users of the financial statements of entities providing services or products for which customer rates are established, or subject to approval, by a regulator or a governing body empowered by statute or contract to set rates, are better informed about the existence, nature and effects of all forms of rate regulation. The guideline requires companies to disclose general information useful to an understanding of the nature and economic effects of rate regulation (note 18) and, if applicable, specific information when rate regulation has affected the accounting for a transaction or event.

Cash and cash equivalents

In 2005, the Company changed its definition of cash equivalents in order to align itself with prevailing disclosure practices. The Company now defines cash equivalents as highly liquid investments that are readily convertible into a known amount of cash, are subject to an insignificant risk of changes in value and have a maturity date of three months or less from the date of acquisition. Previously, cash equivalents were defined in reference to a maturity date of three months or less from the consolidated balance sheet dates. The change had no impact on the Company's consolidated statements of income but resulted in a reclassification of $274,740 between cash equivalents and investments in the 2005 opening balances. Cash equivalents are carried at amortized cost, which approximates fair value.

(b) Basis of consolidation

The Company consolidates the financial statements of all subsidiary companies and eliminates on consolidation all significant inter-company balances and transactions. The equity method is used to account for investments over which the Company exerts significant influence. Gains and losses on sales of these investments are included in income when recognized, while expected losses on "other-than-temporary" impairments are recognized immediately.

(c) Investments and investment income

Short-term notes with a maturity of more than three months from the date of acquisition are carried at amortized cost which approximates fair value and are amortized on an effective yield basis.

Fixed income securities are recorded at amortized cost, providing for the amortization of premiums and discounts in the consolidated statements of income on an effective yield basis. Shares and trust units are recorded at cost. Loans are presented net of an allowance for loan losses.

The book value of an investment is written down and the write down is reflected in the consolidated statements of income when there is evidence of an "other-than-temporary" decline in the value of an investment. To assess impairments, management reviews available current information for investments with fair values below their book values to ascertain whether the book values are expected to be recovered. For investments in equity and fixed income securities, management evaluates whether the decline in fair value of these securities is other than temporary. For mortgage loans and other loans, management assesses expected future cash flows and, where necessary, the net realizable amounts of assets provided as collateral.

Interest income is recognized as earned and dividends are recognized on the ex-dividend date. Gains and losses on disposition are recorded in the consolidated statements of income when investments are sold and are calculated based on average cost.

(d) Derivative financial instruments

Derivative financial instruments are used for risk management ("non-trading") purposes and for trading purposes. Currency swaps and forwards, and certain total return swaps are held for non-trading purposes to mitigate foreign exchange and market risks. Interest rate futures, options and swaps and certain total return swaps are held for trading purposes.

The Company applies hedge accounting, for certain new hedging instruments, when requirements of the CICA Handbook Accounting Guideline AcG–13 "Hedging Relationship" are met.

For derivative financial instruments held for non-trading purposes where hedge accounting is applied, the accounting policy is as follows:

(i) The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking its hedge transactions. The Company also formally assesses, both at inception and on an ongoing basis, whether the derivative financial instruments that are used in hedging transactions are effective in offsetting changes in fair values of hedged items.

(ii) Hedge accounting is discontinued prospectively when the derivative financial instrument no longer qualifies as an effective hedge or the derivative is terminated or sold. The fair value of the derivative financial instrument is then accounted for and the related gain or loss is deferred to be included in the consolidated statements of income during the periods in which the hedged item affects earnings. Should the hedged item cease to exist, the gains or losses deferred until then are immediately charged to income.

(iii) Currency swaps used to manage exchange risk related to certain investments in U.S. dollars are accounted for using hedge accounting. These derivative financial instruments are recognized at cost and foreign exchange gains and losses related to the hedged items are not recognized until they are settled.

For derivative financial instruments held for non-trading purposes where hedge accounting is not applied and for derivative financial instruments held for trading purposes, the instruments are recognized at their fair value, with changes in the fair value reflected in the consolidated statements of income during the period in which they arise.

The fair value of derivative financial instruments is based on the quoted market value at the consolidated balance sheet closing dates. In the absence of this information for a given instrument, different valuation models recognized by financial markets are used to estimate such fair value.

(e) Revenue recognition

Premiums written are deferred as unearned premiums and recognized as revenue, net of reinsurance, on a pro rata basis over the terms of the underlying policies, usually twelve months and no longer than twenty-four months. Commissions and advisory fees are recorded on an accrued basis.

(f) Foreign currency translation

Assets, liabilities, revenue and expenses arising from a foreign currency transaction are translated into Canadian dollars using the exchange rate prevailing at the date of the transaction. Monetary items denominated in a foreign currency are adjusted to reflect the exchange rate at December 31 and the foreign currency adjustments are reflected in the consolidated statements of income. Realized gains and losses on foreign currency transactions are recognized in the consolidated statements of income at the transaction date.

(g) Policy liabilities

Policy liabilities consist of unearned premiums and unpaid claims and loss adjustment expenses. The appointed actuary, using appropriate actuarial techniques, evaluates the adequacy of policy liabilities.

Unpaid claims and loss adjustment expenses are first determined on a case-by-case basis as claims are reported and then reassessed as additional information becomes known. Included in unpaid claims and loss adjustment expenses is a provision to account for the future development of these claims, including claims incurred but not reported, as well as a provision for adverse deviations, as required by accepted actuarial practice in Canada. Unpaid claims and loss adjustment expenses are discounted to take into account the time value of money.

In estimating unpaid claims and loss adjustment expenses, standard actuarial techniques are used. These techniques are based on historical loss development factors and payment patterns. They require the use of assumptions such as loss and payment development factors, future rates of claims frequency and severity, inflation, reinsurance recoveries, expenses, changes in the legal environment, changes in the regulatory environment and other matters, taking into consideration the circumstances of the Company and the nature of the insurance policies.

Unearned premiums are calculated on a pro rata basis, from the unexpired portion of the premiums written. The unearned premiums estimate is validated through standard actuarial techniques to ensure that these premiums are sufficient to cover the estimated future costs of servicing these policies and related claims.

(h) Deferred acquisition costs

Deferred acquisition costs comprise commissions, premium taxes and expenses directly related to the acquisition of premiums. They are deferred to the extent that they are recoverable from unearned premiums, after considering the related anticipated claims, expenses and investment income in respect of these premiums. They are amortized on the same basis as the premiums are recognized in the consolidated statements of income.

(i) Reinsurance

The Company presents third party reinsurance balances in the consolidated balance sheets on a gross basis to indicate the extent of credit risk related to third party reinsurance and its obligations to policyholders and on a net basis in the consolidated statements of income. The estimates for the reinsurers' share of unpaid claims and loss adjustment expenses are presented as an asset and are determined on a basis consistent with the related unpaid claims and loss adjustment expenses.

(j) Property and equipment

Property and equipment are carried at cost less accumulated amortization. Amortization rates are established to depreciate the cost of the assets over their estimated useful lives. Amortization methods and rates are shown below.

	Method	Rate or term
Buildings	Declining balance	3% – 8%
Computer equipment	Straight-line	30 – 36 months
Furniture and equipment	Declining balance	20%
	and straight-line	60 months
Leasehold improvements	Straight-line	Terms of related leases

(k) Employee future benefits

For defined benefit pension and other retirement plans, the accrued benefit obligations, net of the fair value of plan assets and unamortized items, are accrued. The unamortized items are the past service costs, the transitional asset/obligation, the transitional valuation allowance and the net actuarial gains or losses. To match costs and services, these items are amortized on a straight-line basis over the expected average remaining service lifetime ("EARSL") of active members expected to receive benefits under the plans. Changes in the valuation allowance are not deferred.

For each plan, the Company has adopted the following policies:

(i) The actuarial determination of the accrued obligations for pensions and other retirement benefits uses the projected benefit method based on services provided by employees and management's best estimate assumptions.

(ii) For the purpose of calculating the expected return on plan assets, plan assets are valued at fair value.

(iii) Only gains or losses in excess of 10% of the greater of the accrued benefit obligations or the fair value of plan assets are amortized over the EARSL.

(iv) Past service costs arising from plan amendments are amortized on a straight-line basis over the EARSL.

(v) The Company amortizes the transitional asset/obligation arising from the adoption on January 1, 2000 of the CICA Handbook Section 3461 using the prospective application method on a straight-line basis over the EARSL as of January 1, 2000.

(vi) When the restructuring of a benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement.

(l) Income taxes

The Company provides for income taxes using the liability method of tax allocation. Under this method, the income tax expense is calculated based on income tax laws and rates substantively enacted as at the consolidated balance sheet dates. The income tax expense is comprised of two components: current income taxes and future income taxes. Current income taxes are amounts expected to be payable or recoverable as a result of operations in the current year. Future income taxes arise from changes during the year in cumulative temporary differences between the accounting book values of assets and liabilities and their respective tax bases. A future income tax asset is recognized to the extent that future realization of the tax benefit is more likely than not.

(m) Goodwill and intangible assets

The excess of the purchase price over the fair value of the underlying net tangible assets is initially allocated to intangible assets, as appropriate, and the residual to goodwill. An intangible asset is recognized apart from goodwill when it results from contractual or other legal rights or when it is capable of being separated or divided from the acquired enterprise and sold, transferred, licensed, rented, or exchanged. Finite life intangible assets are amortized to the consolidated statements of income over their useful lives whereas infinite life intangible assets and goodwill are not subject to amortization. Goodwill is tested annually for impairment of value on a reporting unit basis. Judgment is required to identify reporting units with similar economic characteristics and to select a valuation model. Accordingly, the Company assesses the book value of its net assets on this basis. Impairment, if any, identified through this assessment is charged to the consolidated statements of income as a result of a reduction in the book value of the goodwill.

(n) Earnings per share

Earnings per share are computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if the holders of securities or contracts entitling them to obtain common shares in exchange for their securities or contracts exercised their right to obtain common shares.

(o) Future accounting changes

i) Financial instruments, comprehensive income and hedges

Effective January 1, 2007, the Company will apply, on a retrospective basis without restatement, the new provisions of the CICA handbook on accounting for financial instruments, including sections 3855 *"Financial Instruments – Recognition and Measurement"*, 3865 *"Hedges"* and 1530 *"Comprehensive income"*.

The new provisions will affect the accounting for financial instruments and hedges and will introduce a new consolidated statement of comprehensive income and a new component of accumulated other comprehensive income within shareholders' equity. The comprehensive income will be composed of the net income and the unrealized gains and losses on available for sale securities, net of income taxes.

The standards require that all the financial assets and liabilities be classified as available for sale, held for trading, held to maturity or loans and receivables.

- For assets classified as available for sale, the unrealized changes in market value will be reflected in other comprehensive income until the financial asset is disposed of, or has become impaired. Unrealized net gains related to assets designated as available for sale as at January 1, 2007, will be accounted for as an adjustment in accumulated other comprehensive income.

- To reduce consolidated income statements volatility, the Company intends to classify a portion of its investments that is supporting net claims liabilities, as held for trading, under which the unrealized gains and losses are recognized in income. Other financial assets and liabilities, including all derivatives and embedded derivatives, will also be classified as held for trading according to the new standards. Unrealized net gains related to assets and liabilities designated as held for trading as at January 1, 2007, will be accounted for as an adjustment to retained earnings. For the Company's insurance subsidiaries, the Superintendent of Financial Institutions, Canada ("OSFI") has imposed certain restrictions, as per OSFI guideline D-10, on the classification of assets and liabilities as held for trading. The classification as held for trading for the insurance subsidiaries' assets and liabilities will meet OSFI requirements.
- Most of the financial assets will be classified as available for sale or held for trading. These financial assets were previously recorded at cost. Consequently, the net claims liabilities will be discounted using a market rate instead of a book rate. An amount of net claims liabilities as at January 1, 2007, will be accounted for as an adjustment to retained earnings following the change in discounting rate.
- Certain investments will be classified as loans and receivables or as held to maturity. The Company does not expect that these classifications will have any significant impact on the consolidated financial statements since the assets will continue to be carried at amortized cost.

The Company is determining the tax consequences, if any, and the impact on the consolidated financial statements once these changes are adopted.

ii) Accounting changes

Effective January 1, 2007, the Company will apply the revised provisions of the CICA handbook section 1506 *"Accounting changes"*. Accordingly, voluntary changes in accounting policies will be made only if they result in reliable and more relevant information.

iii) Variability in variable interest entities

Effective January 1, 2007, the Company will apply the Emerging Issues Committee ("EIC") Abstract. No. 163, *"Determining the Variability to be Considered in Applying AcG-15"*. This EIC provides additional clarification on how to analyze and consolidate variable interest entities. The impact is not expected to be significant on the Company's consolidated financial statements.

3. Cash and cash equivalents

At December 31, 2006, a portion of cash and cash equivalents was cash equivalents for an amount of $145,419 (2005 – $492,207). Cash and cash equivalents are presented net of bank overdrafts in the consolidated balance sheets.

4. Investments

The Company has an investment policy and applies the prudent person approach to investment management. Management monitors compliance with that policy. The majority of the investment portfolio is invested in well-established, active and liquid markets. For most investments, fair value is determined by reference to quoted market prices. In cases where an active market does not exist, fair value is estimated by reference to recent transactions or current market prices for similar investments.

Tables 4.1 and 4.2 summarize the Company's investments. Fixed income securities and preferred shares are classified by investment grade and type of issuer.

Table 4.1		2006		
	Book value	**Fair value**	**Gross unrealized gains**	**Gross unrealized losses**
Short-term notes	**$ 713,475**	**$ 713,475**	**$ –**	**$ –**
Fixed income securities [a]				
Investment grade [b]				
Government and government-guaranteed	**1,953,220**	**1,964,995**	**15,837**	**4,062**
Corporate	**993,104**	**1,004,933**	**13,812**	**1,983**
Asset-backed	**309,054**	**309,190**	**990**	**854**
Below investment grade [b]	**3,390**	**2,517**	**–**	**873**
Total fixed income securities	**3,258,768**	**3,281,635**	**30,639**	**7,772**
Mortgage loans	**57,218**	**58,956**	**1,738**	**–**
Preferred shares [c]				
Investment grade	**1,427,654**	**1,483,127**	**64,671**	**9,198**
Below investment grade	**32,454**	**34,005**	**2,996**	**1,445**
Total preferred shares	**1,460,108**	**1,517,132**	**67,667**	**10,643**
Common shares [d]	**1,580,740**	**1,700,438**	**170,629**	**50,931**
Other investments [e]	**171,629**	**171,629**	**–**	**–**
	$ 7,241,938	**$ 7,443,265**	**$ 270,673**	**$ 69,346**

Table 4.2		2005		
	Book value	Fair value	Gross unrealized gains	Gross unrealized losses
Short-term notes	$ 440,435	$ 440,435	$ –	$ –
Fixed income securities [a]				
Investment grade [b]				
Government and government-guaranteed	2,043,548	2,091,519	52,545	4,574
Corporate	1,147,059	1,173,535	29,565	3,089
Asset-backed	326,174	327,780	2,910	1,304
Below investment grade [b]	3,983	2,950	–	1,033
Total fixed income securities	3,520,764	3,595,784	85,020	10,000
Mortgage loans	70,347	73,108	2,761	–
Preferred shares [c]				
Investment grade	1,245,117	1,304,977	65,306	5,446
Below investment grade	12,149	14,905	2,796	40
Total preferred shares	1,257,266	1,319,882	68,102	5,486
Common shares [d]	1,266,550	1,430,440	183,641	19,751
Other investments [e]	165,603	165,603	–	–
	$ 6,720,965	$ 7,025,252	$ 339,524	$ 35,237

(a) Fixed income securities include private placements. The book value of the private placements was $92,194 at December 31, 2006 (2005 – $31,618) and their fair value was $92,818 at December 31, 2006 (2005 - $30,081).

(b) The Company uses Dominion Bond Rating Services ("DBRS") and Standard & Poor's ("S&P") to rate fixed income securities. Fixed income securities with a rating equal to or above BBB- are classified as investment grade and other rated fixed income securities are classified as below investment grade.

(c) The Company uses DBRS and S&P to rate preferred shares. Preferred shares with a rating equal to or above P3 low are classified as investment grade and other rated preferred shares are classified as below investment grade.

(d) The common shares category includes common shares as well as mutual fund and income trust units.

(e) Other investments include loans and strategic investments.

The Company has investments in certain common shares and income trust units pursuant to a market neutral strategy. The objective of this strategy, which consists of having both long and short equity positions, is to maximize the value added from active portfolio management. Long and short positions are accounted for at cost. Long positions are included in investments. Short positions are presented as other liabilities.

Table 4.3 summarizes the Company's long and short positions pursuant to the market neutral strategy.

Table 4.3	**2006**		2005	
	Book value	**Fair value**	Book value	Fair value
Long positions	**$ 55,254**	**$ 62,332**	$ 30,401	$ 34,180
Short positions	**57,093**	**62,289**	30,233	34,220

The Company provides collateral for securities borrowed and delivered pursuant to the sale of short securities. At December 31, 2006, the book value of the collateral was $60,878 (2005 – $32,041).

Tables 4.4 and 4.5 have been prepared on the basis of the scheduled maturities of the underlying instruments.

Table 4.4			**2006**		
	One year or less	**One year to five years**	**Over five years**	**No specific maturity**	**Total**
Short-term notes	**$ 713,475**	**$ –**	**$ –**	**$ –**	**$ 713,475**
Fixed income securities	**371,943**	**1,485,490**	**1,401,335**	**–**	**3,258,768**
Mortgage loans	**–**	**53,208**	**4,010**	**–**	**57,218**
Preferred shares	**15,841**	**164,576**	**262,199**	**1,017,492**	**1,460,108**
Common shares	**–**	**–**	**–**	**1,580,740**	**1,580,740**
Other investments	**17,858**	**80,453**	**42,290**	**31,028**	**171,629**
	$ 1,119,117	**$ 1,783,727**	**$ 1,709,834**	**$ 2,629,260**	**$ 7,241,938**

Table 4.5			2005		
	One year or less	One year to five years	Over five years	No specific maturity	Total
Short-term notes	$ 440,435	$ –	$ –	$ –	$ 440,435
Fixed income securities	164,476	1,161,040	2,195,248	–	3,520,764
Mortgage loans	2,673	63,465	4,209	–	70,347
Preferred shares	11,672	136,032	265,068	844,494	1,257,266
Common shares	–	–	–	1,266,550	1,266,550
Other investments	17,147	76,508	49,343	22,605	165,603
	$ 636,403	$ 1,437,045	$ 2,513,868	$ 2,133,649	$ 6,720,965

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the Company to incur a financial loss. Credit risk mostly arises from investments in fixed income securities and preferred shares.

The Company's investment policy requires that, at the time of the investment, fixed income securities have a minimum credit rating of BBB and preferred shares have a minimum credit rating of P3. Management monitors subsequent credit rating changes on a regular basis. Investments in any entity or group of related entities are limited to 5% of the Company's assets.

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet cash flow commitments associated with financial instruments. To manage its cash flow requirements, the Company maintains a portion of its invested assets in liquid securities.

Interest rate risk

Interest rate risk is the risk that a movement in interest rates will have an adverse effect on the financial condition of the Company, which happens when interest rates increase on the market.

The weighted average interest rate based on book values as at December 31, 2006 was 4.62% (2005 – 4.87%) for fixed income securities, 7.41% (2005 – 7.28%) for mortgage loans and 5.19% (2005 – 5.08%) for preferred shares with a maturity date.

Securities lending

The Company participates in a securities lending program managed by the Company's custodian, a major Canadian financial institution, whereby the Company lends securities it owns to other financial institutions to allow them to meet delivery commitments. Government securities with an estimated fair value of 105% of the fair value of the securities loaned are received as collateral from the Canadian financial institution.

5. Derivative financial instruments

Table 5.1 summarizes the fair value of the derivative financial instruments used by the Company. Positive fair values are recorded as other assets (note 11) and negative fair values are recorded as other liabilities.

Table 5.1	2006			2005		
	Positive fair value	**Negative fair value**	**Net**	Positive fair value	Negative fair value	Net
Held for non-trading purposes						
Where hedge accounting is applied						
Currency swaps	**$ –**	**$ 824**	**$ (824)**	$ –	$ –	$ –
Where hedge accounting is not applied						
Foreign exchange contracts						
Currency forwards purchased	**11**	**–**	**11**	–	18	(18)
Currency forwards sold	**–**	**33**	**(33)**	86	–	86
Currency swaps	**1,057**	**–**	**1,057**	3,003	–	3,003
Total return swaps	**–**	**2,964**	**(2,964)**	–	–	–
Held for trading purposes						
Interest rate contracts						
Options purchased	**284**	**–**	**284**	–	–	–
Options written	**–**	**69**	**(69)**	–	–	–
Swaps	**116**	**456**	**(340)**	–	–	–
Total return swaps	**117**	**–**	**117**	–	–	–
	$ 1,585	**$ 4,346**	**$ (2,761)**	$ 3,089	$ 18	$ 3,071

Tables 5.2 and 5.3 summarize the notional amounts of the derivative financial instruments used by the Company by term of maturity.

Table 5.2	2006			
	One year or less	**One year to five years**	**Over five years**	**Total**
Held for non-trading purposes				
Where hedge accounting is applied				
Currency swaps	**$ –**	**$ –**	**$ 51,391**	**$ 51,391**
Where hedge accounting is not applied				
Foreign exchange contracts				
Currency forwards purchased	**8,837**	–	–	**8,837**
Currency forwards sold	**25,348**	–	–	**25,348**
Currency swaps	–	**1,289**	**3,771**	**5,060**
Total return swaps	**422,936**	–	–	**422,936**
Held for trading purposes				
Interest rate contracts				
Options purchased	**442,280**	–	–	**442,280**
Options written	**360,081**	–	–	**360,081**
Swaps	**58,295**	**159,500**	–	**217,795**
Futures bought	**43,517**	–	–	**43,517**
Futures sold	**219,087**	–	–	**219,087**
Total return swaps	**23,318**	**60,044**	–	**83,362**
	$ 1,603,699	**$ 220,833**	**$ 55,162**	**$ 1,879,694**

Table 5.3	2005			
	One year or less	One year to five years	Over five years	Total
Held for non-trading purposes				
Where hedge accounting is applied				
Currency swaps	$ –	$ –	$ –	$ –
Where hedge accounting is not applied				
Foreign exchange contracts				
Currency forwards purchased	5,922	–	–	5,922
Currency forwards sold	28,605	–	–	28,605
Currency swaps	4,320	1,718	8,504	14,542
Total return swaps	–	–	–	–
Held for trading purposes				
Interest rate contracts				
Options purchased	–	–	–	–
Options written	–	–	–	–
Swaps	–	–	–	–
Futures bought	–	–	–	–
Futures sold	–	–	–	–
Total return swaps	–	–	–	–
	$ 38,847	$ 1,718	$ 8,504	$ 49,069

Foreign exchange rate risk

Foreign exchange rate risk is the risk that the value of a foreign-denominated financial instrument will fluctuate as a result of changes in foreign exchange rates. The Company mitigates foreign exchange rate risk by buying or selling successive monthly foreign exchange forward contracts. Foreign exchange forward contracts are commitments to buy or sell foreign currencies for delivery at a specified date in the future at a fixed rate. Forwards are transacted in over-the-counter markets.

Cash flow risk

Cash flow risk is the risk that future cash flows associated with a monetary financial instrument will fluctuate in amount. The Company mitigates cash flow risk by entering into foreign exchange swaps, whereby foreign-denominated principal and fixed interest receipts are sold in exchange for Canadian dollars. These swaps are transacted in over-the-counter markets.

Credit risk

The credit risk for derivative financial instruments is limited to their positive fair value, which is substantially lower than their notional amount. The Company mitigates credit risk by diversifying exposure to any single counterparty.

Market risk

Market risk is the risk of losses arising from movements in market prices. The Company mitigates market risk by entering into total return swaps, whereby the return of a basket of securities is sold in exchange for interest receipts. These total return swaps are transacted in over-the-counter markets.

6. Policy liabilities

Policy liabilities are established to reflect the estimate of the full amount of all liabilities associated with the insurance policies at the consolidated balance sheet dates, including claims incurred but not reported. The ultimate cost of these liabilities will vary from the best estimate made for a variety of reasons, including additional information with respect to the facts and circumstances of the claims incurred. Table 6.1 presents the unpaid claims and loss adjustment expenses.

Table 6.1	2006		2005	
	Direct [(a)]	**Ceded [(b)]**	Direct [(a)]	Ceded [(b)]
Unpaid claims and loss adjustment expenses				
Auto: liability	**$ 1,638,439**	**$ 29,579**	$ 1,754,126	$ 42,401
Auto: personal accident	**703,729**	**21,334**	717,743	29,557
Auto: other	**107,669**	**208**	86,594	1,124
Property	**582,583**	**87,710**	504,521	136,948
Liability	**786,325**	**130,344**	754,257	119,636
Other	**4,794**	**1,194**	4,368	853
	$ 3,823,539	**$ 270,369**	$ 3,821,609	$ 330,519

(a) Direct unpaid claims and loss adjustment expenses is shown as unpaid claims and loss adjustment expenses in the consolidated balance sheets.

(b) Ceded unpaid claims are referred to as reinsurers' share of unpaid claims and loss adjustment expenses in the consolidated balance sheets.

Unpaid claims and loss adjustment expenses were reduced, on a net basis, by $341,981 at December 31, 2006 (2005 – $336,760) to take into account the time value of money using a rate of 4.64% (2005 – 4.63%) on underlying claims settlement patterns. The provision for adverse deviations increased unpaid claims and loss adjustment expenses, on a net basis, by $426,286 at December 31, 2006 (2005 – $407,933).

Table 6.2 presents the unearned premiums.

Table 6.2		**2006**				2005		
		Direct (c)		**Ceded** (d)		Direct (c)		Ceded (d)
Unearned premiums								
Auto: liability	**$**	**597,583**	**$**	**713**	$	572,700	$	647
Auto: personal accident		**194,266**		**59**		186,665		60
Auto: other		**538,738**		**35**		520,354		7
Property		**757,825**		**3,631**		730,386		3,680
Liability		**152,861**		**3,024**		158,876		3,238
Other		**22,845**		**10,221**		25,856		9,647
	$	**2,264,118**	**$**	**17,683**	$	2,194,837	$	17,279

(c) Direct unearned premiums is shown as unearned premiums in the consolidated balance sheets.

(d) Ceded unearned premiums are referred to as reinsurers' share of unearned premiums in the consolidated balance sheets.

There was no premium deficiency at the consolidated balance sheet dates. The Company estimates that the fair value of unpaid claims and loss adjustment expenses, as well as the fair value of unearned premiums, approximate their book values.

Interest rate sensitivity

Since the time value of money is considered when determining the unpaid claims and loss adjustment expenses estimate, an increase or decrease in the discount rate would result in a decrease or increase in unpaid claims and loss adjustment expenses, respectively. Consequently, a 1% change in the discount rate would have an impact of $77,750 on the fair value of unpaid claims and loss adjustment expenses at December 31, 2006 (2005 – $67,535).

Structured settlements

The Company enters into annuity agreements with various Canadian life insurance companies to provide for fixed and recurring payments to claimants. Under such arrangements, the Company's liability to its claimants is substantially transferred, although the Company remains exposed to credit risk to the extent to which the life insurers fail to fulfil their obligations. This risk is managed by acquiring annuities from highly rated Canadian life insurance companies. At December 31, 2006, none of the life insurers from which the Company had purchased annuities was in default and no provision for credit risk was required. A measure of the credit risk exposure is the unrecorded original purchase price of $323,909 (2005 – $290,966) for the annuities.

7. Reinsurance

In the ordinary course of business, the Company reinsures certain risks with other reinsurers to limit its maximum loss in the event of catastrophes or other major losses. For single risk events, net retention for property and liability in 2006 was generally $5,000 (2005 – $2,500) and $7,000 (2005 – $2,500), respectively; in a number of cases, like special classes of business or types of risks, the retention would be lower through specific treaties or the use of facultative reinsurance. In 2006, for multi-risk events or catastrophes, retention is $25,000 with a reinsurance coverage limit of $1,250,000. The Company retains overall 10% of the exposure between $25,000 and $600,000. For 2005, retention was $17,500 with a coverage limit of $1,200,000 and an average of 10% retention of the exposure between $25,000 and $600,000.

Reinsurance contracts do not relieve the Company from its obligations towards policyholders. Failure of reinsurers to honour their obligations could result in losses to the Company. Thus, the Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk to minimize its exposure to significant losses from reinsurers' insolvencies. Substantially, all reinsurers are required to have a minimum credit rating of A- at inception of the treaty. Rating agencies used are A.M. Best and S&P. The Company also requires that most of its treaties have a security review clause allowing the Company to replace a reinsurer during the treaty period should the reinsurer's credit rating fall below the level acceptable to the Company. Management concluded that the Company was not exposed to significant loss from reinsurers for potentially uncollectible reinsurance as at the consolidated balance sheet dates.

Furthermore, the Company is the assigned beneficiary of collateral consisting of cash, trust accounts and letters of credit totaling $79,163 at December 31, 2006 (2005 – $98,376) as guarantee from unlicensed reinsurers. These amounts include $54,103 (2005 – $74,252) from an affiliated reinsurer. This collateral is held in support of policy liabilities of $58,768 at December 31, 2006 (2005 – $83,289) and could be used should these reinsurers be unable to meet their obligations.

Table 7.1 presents the impact of reinsurance on the consolidated statements of income.

Table 7.1	**2006**		2005	
	To affiliates	**Ceded Total**	To affiliates	Ceded Total
Premiums earned	**$ 17,654**	**$ 94,521**	$ 48,707	$ 210,962
Claims and loss adjustment expenses	**7,384**	**15,037**	80,641	264,926
Commissions expense	**–**	**13,492**	–	24,169
Loss (income) before income taxes	**$ 10,270**	**$ 65,992**	$ (31,934)	$ (78,133)

8. Related party transactions

The Company enters into related party transactions with the controlling shareholder, ING Groep, and with entities that are subject to common control or are the managed parties of a common managing party ("common management"). These transactions consist of reinsurance, management and advisory expenses, financing charges, as well as advisory fees income. These transactions are carried out in the normal course of operations. Accordingly, they are measured at the amount of consideration paid or received, as established and agreed to by the related parties and are settled on a regular basis.

The impact of reinsurance ceded to entities that are subject to common control or management on the consolidated statements of income is shown in table 7.1 above.

Table 8.1 summarizes the other types of transactions with entities that are subject to common control or management for the years ended December 31, 2006 and 2005.

Table 8.1	2006	2005
Advisory fees income	$ **629**	$ 5,992
Management and advisory expenses	**16,557**	17,885
Interest expense	**5,309**	7,963

Table 8.2 summarizes the Company's balances with entities that are subject to common control or management.

Table 8.2	2006	2005
Reinsurance receivable	$ **4,252**	$ 230
Interest and other payables	**–**	2,968

The Company enters into transactions with investees presented as long-term investments. Significant balances and transactions with these investees consist of loans, which are classified as investments, of $62,985 as at December 31, 2006 (2005 – $63,386) and commissions expense of $31,594 for the year ended December 31, 2006 (2005 – $27,860).

9. Income taxes

Table 9.1 presents the income tax expense.

Table 9.1	2006	2005
Current	$ **274,085**	$ 300,883
Future	**19,869**	8,287
Income tax expense	$ **293,954**	$ 309,170

Table 9.2 explains the difference, expressed in percentage terms, between the income tax expense and the amount that would have been computed if the federal and provincial statutory tax rates had been applied to income before income taxes.

Table 9.2	2006	2005
	%	%
Income tax expense calculated at statutory tax rates	**34.5**	34.5
Increase (decrease) in income tax rates resulting from:		
Non-taxable dividend income	**(4.3)**	(3.6)
Non-deductible expenses	**0.3**	0.4
Non-taxable portion of capital gains	**(0.2)**	(1.1)
Impact of tax rate changes	**0.6**	(0.2)
Other	**–**	(1.7)
Effective income tax rate	**30.9**	28.3

The consolidated statements of income contain items that are non-taxable or non-deductible for income tax purposes, which cause the income tax expense to differ from what it would have been if based on statutory tax rates.

The most significant components of the future income tax balances are the following:

Table 9.3		2006		2005
Future income tax asset				
Difference between accounting loss reserves and tax loss reserves	$	**58,593**	$	61,043
Difference between the market value and book value of investments		**68,082**		71,641
Losses available for carryforward		**5,502**		7,520
Property and equipment		**8,164**		13,988
Deferred expenses for tax purposes		**60,352**		70,047
Total future income tax asset	$	**200,693**	$	224,239
Future income tax liability				
Deferred gains and losses on specified debt obligations		**57,159**		63,745
Pension and other retirement benefits		**16,438**		11,291
Other		**14,909**		8,102
Total future income tax liability		**88,506**		83,138
Net future income tax asset	$	**112,187**	$	141,101

In 2005, the Company fully recognized a tax recovery on losses realized from the sale of investments in ING mutual fund units.

The Company recognized a future tax asset for all of its unused non-capital losses as at December 31, 2006 and 2005.

At December 31, 2006, the Company had allowable capital losses of $33,018 (2005 – $33,510), which had not been recognized when computing the future tax asset. These losses, which have no expiry date, can be used to reduce future taxable capital gains.

10. Goodwill and intangible assets

Table 10.1 shows the change in goodwill during the year.

Table 10.1		2006		2005
Goodwill arising from former long-term investments now consolidated (note 13)	$	**–**	$	5,471
Goodwill purchased (note 17)		**41,122**		12,023
Goodwill disposed (note 17)		**741**		248
Increase in goodwill during the year	$	**40,381**	$	17,246

Table 10.2 shows the components of intangible assets.

Table 10.2		2006		2005
Cost	$	**76,493**	$	41,107
Accumulated amortization		**(10,199)**		(4,159)
Book value	$	**66,294**	$	36,948

The Company performs an annual impairment testing of goodwill. No impairment was identified in either 2006 or 2005. Impairments are non-cash in nature and they do not affect the Company's liquidity or ability to discharge its liabilities.

The intangible assets represent customer relationships and the rights to offer renewals. They are amortized on a straight-line basis over ten years.

11. Other assets

Table 11.1 summarizes the major components of other assets.

Table 11.1		2006		2005
Property and equipment (table 11.2)	$	**94,268**	$	92,847
Prepaid pension asset (note 12)		**92,966**		80,801
Prepaids		**11,321**		3,352
Other		**4,621**		5,119
	$	**203,176**	$	182,119

Table 11.2 shows the major categories of the Company's property and equipment.

Table 11.2	2006			2005		
	Cost	**Accumulated amortization**	**Book value**	Cost	Accumulated amortization	Book value
Land	**$ 316**	**$ –**	**$ 316**	$ 4,940	$ –	$ 4,940
Buildings	**699**	**(352)**	**347**	37,183	(13,357)	23,826
Computer equipment	**109,257**	**(57,941)**	**51,316**	86,417	(51,493)	34,924
Furniture and equipment	**50,524**	**(27,854)**	**22,670**	43,380	(24,647)	18,733
Leasehold improvements	**28,258**	**(8,639)**	**19,619**	18,228	(7,804)	10,424
	$189,054	**$(94,786)**	**$94,268**	$190,148	$(97,301)	$92,847

12. Employee future benefits

The Company has several defined benefit pension plans, as well as a number of defined contribution pension plans resulting from the acquisition of Allianz. For the defined benefit plans, the measurement date is December 31 and the latest actuarial valuations were performed as of December 31, 2005. The next actuarial valuations will be performed as of December 31, 2008.

The Company has several other retirement plans offering life insurance and health benefits to retirees, which are closed to active employees.

Table 12.1 presents the changes in the benefit obligation and the fair values of plan assets and reconciles the plans' funded status with the net prepaid asset (accrued liability).

Table 12.1		2006		2005		2006		2005
		Pension plans				Other plans		
Change in benefit obligation								
Benefit obligation at beginning of year	$	**(435,674)**	$	(352,523)	**$**	**(15,967)**	$	(22,408)
Current service cost		**(20,856)**		(16,060)		–		–
Interest cost on benefit obligation		**(22,655)**		(21,993)		**(761)**		(814)
Past service cost		–		(273)		–		6,370
Employee contributions		**(4,785)**		(4,290)		–		–
Actuarial losses		**(49,836)**		(54,750)		**(94)**		(1,798)
Benefits paid		**18,667**		16,190		**973**		708
Transfer		–		(1,975)		–		1,975
Benefit obligation at end of year	**$**	**(515,139)**	$	(435,674)	**$**	**(15,849)**	$	(15,967)
Change in fair value of plan assets								
Fair value of plan assets at beginning of year	**$**	**496,058**	$	440,496	**$**	**–**	$	–
Actual return on plan assets		**63,941**		60,604		–		–
Employer contributions		**11,794**		6,858		**973**		708
Employee contributions		**4,785**		4,290		–		–
Benefits paid		**(18,667)**		(16,190)		**(973)**		(708)
Fair value of plan assets at end of year	**$**	**557,911**	$	496,058	**$**	**–**	$	–
Funded status								
Excess (deficit) of fair value of plan assets over benefit obligation at end of year	**$**	**42,772**	$	60,384	**$**	**(15,849)**	$	(15,967)
Unrecognized transitional (asset) obligation		**(52,632)**		(63,157)		**901**		1,009
Unrecognized past service costs		**1,732**		1,983		**(5,520)**		(5,945)
Unrecognized net actuarial losses		**83,387**		63,807		**4,130**		4,303
Valuation allowance		**(1,568)**		(1,879)		–		–
Net prepaid asset (accrued liability) at end of year	**$**	**73,691**	$	61,138	**$**	**(16,338)**	$	(16,600)
Presented as								
Other assets (note 11)	**$**	**92,966**	$	80,801	**$**	**–**	$	–
Other liabilities		**(19,275)**		(19,663)		**(16,338)**		(16,600)
Net prepaid asset (accrued liability) at end of year	**$**	**73,691**	$	61,138	**$**	**(16,338)**	$	(16,600)

Included in the benefit obligation and fair value of plan assets are the following amounts in respect of plans that are not fully funded.

Table 12.2		2006		2005		2006		2005
		Pension plans				Other plans		
Benefit obligation	**$**	**(189,875)**	$	(149,855)	**$**	**(15,849)**	$	(15,967)
Fair value of plan assets		**138,900**		107,406		–		–
Deficit	**$**	**(50,975)**	$	(42,449)	**$**	**(15,849)**	$	(15,967)

At December 31, 2006, 40.6% (2005 – 53%) of the defined benefit pension plans' assets were held in equity securities, 57.9% (2005 – 45%) in fixed income securities and 1.5% (2005 – 2%) in other investments.

Table 12.3 provides details of the components of the accrued benefit expense (income) before adjustments to recognize the long-term nature of employee future benefit costs, as well as reconciliation with the accrued benefit expense (income).

Table 12.3	2006	2005	2006	2005
	Pension plans		Other plans	
Accrued benefit (income) expense				
Current service cost	**$ 20,856**	$ 16,060	**$ –**	$ –
Interest cost on benefit obligation	**22,655**	21,993	**761**	814
Past service costs	**–**	273	**–**	(6,370)
Actual return on plan assets	**(63,941)**	(60,604)	**–**	–
Net actuarial losses	**49,836**	54,750	**94**	1,798
Accrued benefit (income) expense before adjustments to recognize the long-term nature of employee future benefit costs	**$ 29,406**	$ 32,472	**$ 855**	$ (3,758)
Excess of actual return over expected return on plan assets for the year	**28,016**	28,846	**–**	–
Amortization of past service cost	**251**	251	**(425)**	(425)
Amortization of transitional (asset) obligation	**(10,525)**	(10,525)	**108**	108
Amortization of net actuarial losses	**2,240**	824	**267**	161
Past service costs arising during the year	**–**	(273)	**–**	6,370
Net actuarial losses arising during the year (table 12.4)	**(49,836)**	(54,750)	**(94)**	(1,798)
Amortization of valuation allowance	**(279)**	(279)	**–**	–
Change in valuation allowance	**(32)**	200	**–**	–
Accrued benefit (income) expense	**$ (759)**	$ (3,234)	**$ 711**	$ 658

Table 12.4 lists the components of the net actuarial losses arising from pension and other plans.

Table 12.4	2006		2005	
	Pension plans	**Other plans**	Pension plans	Other plans
Actuarial gains (losses) arising from the:				
Decrease in the discount rate used to measure the benefit obligation	**$ –**	**$ –**	$ (64,735)	$ (1,460)
Experience	**(30,236)**	**–**	–	–
Decrease in the rate of compensation increase used to measure the benefit obligation	**–**	**–**	9,985	–
Increase in the health care cost trend rate used to measure the benefit obligation	**–**	**(94)**	–	(338)
Change in mortality table	**(8,600)**	**–**	–	–
Change in withdrawal/retirement	**(11,000)**	**–**	–	–
	$ (49,836)	**$ (94)**	$ (54,750)	$ (1,798)

The cost recognized for the defined contribution plans, as well as the employer contributions, were $1,600 in 2006 (2005 – $2,202).

Table 12.5 summarizes the key weighted average assumptions used for the measurement of the benefit obligations and benefit expense (income).

Table 12.5	**2006**	2005	**2006**	2005
	Defined benefit plans		Other plans	
To determine benefit obligations at end of year				
Discount rate	**5.0%**	5.0%	**5.0%**	5.0%
Rate of increase in future compensation	**3.5%**	3.5%	**n/a**	n/a
To determine benefit expense (income) for the year				
Discount rate	**5.0%**	6.0%	**5.0%**	6.0%
Rate of increase in future compensation	**3.5%**	4.0%	**n/a**	n/a
Expected long-term rate of return on plan assets	**7.25%**	7.25%	**n/a**	n/a

The weighted average of the assumed health care cost trend rate for 2007 used to measure the expected cost of benefits covered by the plans is 9%, declining by 1% per year for each of the next four years.

Table 12.6 shows the impact of a 1% increase and decrease in the health care cost trend rate on the other plans' benefit obligation and on the service and interest cost.

Table 12.6	**2006**		2005	
	1% increase	**1% decrease**	1% increase	1% decrease
Increase (decrease) in benefit obligation	**$ 1,411**	**$ (1,628)**	$ 1,391	$ (1,606)
Increase (decrease) in the service and interest cost	**66**	**(78)**	71	(82)

13. Long-term investments

The Company has investments in companies in which it has significant influence. These investments are referred to as long-term investments and are recorded using the equity method. Under this method, the Company records its share in the net income of long-term investments, computed by the consolidation method. Net income from long-term investments is included in investment income in the consolidated statements of income.

Table 13.1	**2006**				
	Opening balance	**Increase (decrease)**	**Income**	**Dividends**	**Closing balance**
P&C insurance brokerages	**$ 41,587**	**$ 357**	**$ 8,831**	**$ (6,374)**	**$ 44,401**

Table 13.2	2005				
	Opening balance	Increase (decrease)[(a)]	Income	Dividends	Closing balance
P&C insurance brokerages	$ 48,108	$ (8,239)	$ 8,428	$ (6,710)	$ 41,587

(a) In 2005, the Company acquired a controlling interest in several P&C insurance brokerages in which it previously had significant influence. As a result of these acquisitions, the investments in P&C insurance brokerages, which were previously classified as long-term investments, are now consolidated.

14. Debt outstanding

The Company has an uncommitted revolving credit facility in the amount of $50,000, which may be drawn as primary loans at the prime rate or as bankers' acceptances at the bankers' acceptance rate. In 2005, the Company had an outstanding loan of $127,000 with ING Verzekeringen, N.V., which was bearing interest at a rate of 6.27%. This loan was repaid fully in 2006.

15. Share capital

Table 15.1 summarizes the Company's share capital.

Table 15.1		**2006**				2005		
Classes of shares	**Authorized (shares)**	**Issued and outstanding (shares)**		**Amount**	Authorized (shares)	Issued and outstanding (shares)		Amount
Common	**Unlimited**	**133,732,000**	**$**	**1,183,846**	Unlimited	133,732,000	$	1,183,846
Class A [(a)]	**Unlimited**	**–**		**–**	Unlimited	–		–
Special [(b)]	**One**	**1**		**–**	One	1		–
			$	**1,183,846**			$	1,183,846

[(a)] Issued and outstanding Class A shares would rank both with regards to dividends and return on capital in priority to the common shares.

[(b)] The Special Share is convertible into one common share. The beneficial owner of the Special Share is entitled to nominate and elect a certain number of directors to the Board and request the Board to appoint the Chief Executive Officer, as determined by the number of common shares that the holder of the Special Share beneficially owns.

In January 2005, pursuant to the underwriters' agreement in relation to the initial public offering, the underwriters exercised the over-allotment option granted to them. The option called for the purchase of up to 5,232,000 additional common shares at the offering price within thirty days from the date of the IPO and was exercised in full in January 2005, generating net proceeds of $129,230 and increasing share capital by $131,556 after tax.

Stock-based compensation

A long-term incentive plan (LTIP) was implemented for certain employees commencing in 2005. Under this plan, these employees are awarded performance units as a portion of their compensation. Each award vests and pays out at the end of a three-year performance cycle. The actual award varies based on a performance target by comparing the Company's three-year average return on equity relative to that of the Canadian property and casualty insurance industry. The actual award may only be in common shares restricted for transfer. Accordingly, this type of compensation is recognized as an expense with a corresponding increase to contributed surplus. The Company re-estimates the number of performance units that are expected to vest at each reporting period. As at December 31, 2006, the estimate is 181,574 units for the 2006-2008 performance cycle with a per unit fair value at grant date of 36 dollars and 79 cents and 363,700 units for the 2005-2007 performance cycle with a per unit fair value at grant date of 26 dollars and 30 cents. At the time of the payout, the Company intends to purchase common shares in the market in an amount equal to the number of vested units.

Since July 1, 2006, employees who are not eligible for the LTIP are entitled to make contributions in accordance with a voluntary employee share purchase plan (ESPP). Under the ESPP, eligible employees can contribute up to 10% of their base earnings through payroll deduction. As an incentive for participation in the plan, the Company will contribute an amount corresponding to 50% of the employee contribution. The common shares are bought on the market by an independent broker each month and are held by a custodian on behalf of the employees. The common shares bought with the Company's contributions vest upon continued employment for a period of twelve months. During the year, 68,405 common shares were purchased by the independent broker on behalf of the employees under the ESPP. From those shares, 22,892 are unvested on December 31, 2006.

Members of the Company's Board of Directors who are not officers or employees of the Company or its affiliates receive part of their annual retainer in the form of deferred share units ("DSU") and may elect to receive the balance of their retainer in the form of DSU or cash. A DSU represents an amount owed by the Company to the directors and has the same value as one share of the Company at the date of the grant. These DSU may not be paid out until such time that the director leaves the Board. Payment may be in cash or common shares of the Company, at the option of the directors. Accordingly, director compensation is recognized both as an expense and a liability.

The amount charged to compensation expense for these plans was $4,146 for the year ended December 31, 2006, (2005 – $6,447). The expense for the LTIP and DSU is based on the fair value of the awards at the dates of the grants and represents management's estimate of the payout by reference to the achievement of an expected performance target. The Company's contributions under the ESPP are accrued when payable and are expensed over the vesting period of the unvested common shares.

16. Supplemental cash flow information

Table 16.1 presents supplemental cash flow information.

Table 16.1	2006	2005
Income taxes paid	**$ 316,369**	$ 385,956
Interest paid on debt outstanding	**7,963**	7,963
Amortization of:		
Property and equipment	**19,556**	18,121
Intangible assets	**6,039**	3,854
Net premiums on fixed income securities	**(17,018)**	16,274
Investment impairment	**20,437**	10,470
Increase (decrease) in cash and cash equivalents due to changes in other operating assets and liabilities:		
Premium and other receivables	**(129,040)**	100,513
Income taxes	**(42,284)**	(86,160)
Other assets	**(19,607)**	3,514
Payables and other liabilities	**7,758**	145,026

17. Acquisitions and divestitures

Acquisitions of businesses are accounted for using the purchase method. This involves allocating the purchase price paid for a business to the assets acquired, including identifiable intangible assets and the liabilities assumed, based on their fair values at the date of acquisition. Any excess is then recorded as goodwill.

On April 1, 2006 and October 31, 2006, respectively, the Company acquired 100% of the outstanding shares of Grey Power Insurance Brokers Inc. (GPIB) and West & Associates Insurance Group Ltd. (West). These enterprises operate in the corporate and distribution segment.

The Company's subsidiaries by way of share or asset purchases, acquired or increased the ownership and disposed of certain other businesses.

The results of the acquired companies since their respective acquisition date are included in the Company's consolidated statements of income.

The allocation of the purchase price was established as follows:

Table 17.1	GPIB	West	Other	Total 2006	2005
Goodwill	$ **20,288**	$ **8,378**	$ **11,715**	$ **40,381**	$ 11,775
Intangible assets	**18,320**	**3,981**	**13,073**	**35,374**	3,858
Future income taxes	**(6,007)**	**(1,279)**	**(1,759)**	**(9,045)**	(1,285)
Net tangible assets (liabilities)	**85**	**(923)**	**(720)**	**(1,558)**	298
Net cash consideration paid	$ **32,686**	$ **10,157**	$ **22,309**	$ **65,152**	$ 14,646

The goodwill acquired is non deductible for tax purposes.

In 2006, the Company paid $14,884 (2005 – $13,962) of accrued integration cost primarily related to discontinuance of information systems, redundant lease space and involuntary employee terminations. Furthermore, the provision for redundant lease space was increased by $5,100 (2005 – nil) with a corresponding charge in the current income.

18. Disclosures on rate regulation

The Company's insurance subsidiaries are licensed under insurance legislation in each of the provinces and territories in which they conduct business. Automobile insurance is a compulsory product and is subject to different regulations across the provinces and territories in Canada, including those with respect to rate setting. Rate setting mechanisms vary across the provinces and territories in Canada, but they generally fall under three categories: "use and file", "file and use" and "file and approve". Under "use and file", rates are filed following use. Under "file and use", insurers file their rates with the relevant authorities and wait for a prescribed period of time and then implement the proposed rates. Under "file and approve", insurers must wait for specific approval of filed rates before they may be used.

Table 18.1 lists the provincial authorities which regulate automobile insurance rates. Automobile direct written premiums in these provinces totaled $2,253,362 in 2006 (2005 – $2,166,541) and represented approximately 98.3% (2005 – 98.2%) of direct automobile premiums written.

Table 18.1

Province	Rate filing	Regulatory authority
Alberta	File and approve or file and use	Alberta Automobile Insurance Rate Board
Ontario	File and approve	Financial Services Commission of Ontario
Québec	Use and file	L'Autorité des marchés financiers
Nova Scotia	File and approve	Nova Scotia Insurance Review Board
New Brunswick	File and approve	New Brunswick Insurance Board
Prince Edward Island	File and approve	Island Regulatory Appeals Commission
Newfoundland	File and approve	Board of Commissioners of Public Utilities

Relevant regulatory authorities may, in some circumstances, require retroactive rate adjustments, which could result in a regulatory asset or liability. At December 31, 2006 and 2005, the Company had no significant regulatory asset or liability.

19. Contingencies

In the normal course of operations, various claims and legal proceedings are instituted against the Company. Legal proceedings are often subject to numerous uncertainties and it is not possible to predict the outcome of individual cases. In management's opinion, the Company has made adequate provision for, or has adequate insurance to cover all claims and legal proceedings. Consequently, any settlements reached should not have a material adverse effect on the Company's consolidated future operating results and financial position.

20. Commitments and guarantees

Table 20.1 presents future minimum payments under long-term leases for premises and equipment.

Table 20.1

Year		Amount
2007	$	63,232
2008		50,550
2009		37,817
2010		29,561
2011		26,191
Thereafter		100,696
	$	308,047

In the normal course of operations, the Company provides indemnification agreements to directors and officers, to the extent permitted by law, against certain claims made against them as a result of their services to the Company. The Company has insurance coverage for these agreements.

21. Segmented information

The Company's core business activity is P&C insurance. P&C insurance segment includes two lines of business: personal lines and commercial lines. Classes in personal lines include automobile and property. Classes in commercial lines encompass primarily property, liability and automobile. The investment income consists of managing the investment portfolio for the Company's P&C insurance subsidiaries. Investment income is shown net of investment expenses. Corporate and distribution segment includes the results of the Company's broker operations and long-term investments, non P&C investment income, intercompany eliminations consisting primarily of commissions and general expenses with the Company's P&C operations, as well as non-recurring items, such as acquisitions, whose effects are not allocated to any other segment.

Table 21.1	2006	2005
Revenue		
Net premiums earned		
Personal insurance	**$ 2,696,709**	$ 2,680,698
Commercial insurance	**1,129,905**	1,159,478
Investment income	**314,111**	323,255
Total P&C insurance	**4,140,725**	4,163,431
Realized investment and other gains	**193,532**	223,471
Corporate and distribution	**72,119**	59,166
Total revenue	**$ 4,406,376**	$ 4,446,068
Income before income taxes		
Underwriting income		
Personal insurance	**242,155**	382,120
Commercial insurance	**161,678**	155,592
Investment income	**294,806**	300,732
Total P&C insurance	**698,639**	838,444
Net realized investment and other gains	**193,532**	223,471
Corporate and distribution	**59,836**	29,038
Total income before income taxes	**952,007**	1,090,953
	As at December 31	
Assets	**2006**	2005
P&C insurance [(a)]	**9,265,754**	9,066,267
Corporate and distribution [(b)]	**1,111,515**	860,268
Total assets	**$ 10,377,269**	$ 9,926,535
Increase of goodwill	**2006**	2005
P&C insurance	**$ –**	$ –
Corporate and distribution	**40,381**	17,246
Total increase in goodwill	**$ 40,381**	$ 17,246

(a) Includes goodwill of $74,411 at December 31, 2006 and 2005.

(b) Includes goodwill of $74,332 at December 31, 2006 (2005 – $33,951).

22. Fair value disclosure

The fair value of investments and short securities, derivative financial instruments, policy liabilities and debt outstanding are disclosed in notes 4, 5, 6 and 14, respectively. The fair value of other financial assets and liabilities approximates their book value due to their short-term nature.

23. Comparative figures

Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.

24. Subsequent event

On February 13, 2007, the Board of Directors approved a plan to repurchase for cancellation up to $500,000 of the Company's common shares. The repurchase will be through a substantial issuer bid, by way of a modified Dutch auction. ING Groep, the Company's majority shareholder, has informed the Company of its intent to submit common shares sufficient to maintain its holding at 70%.

Committed to Leadership



ING Canada Board of Directors

Board of Directors

1. Yves Brouillette (2), (3)
Chairman of the Board

2. Claude Dussault (4)
President and Chief Executive Officer of ING Canada

3. Carol Stephenson (3)
Dean, Richard Ivey School of Business

4. Robert Normand (1)
Professional Director

5. Marcel Côté (2), (3)
President, SECOR Conseil

6. Kathleen Murphy (4)
Chief Executive Officer of US Wealth Management ING Insurance Americas

7. Ivan E.H. Duvar (1), (2)
President and Chief Executive Officer of MIJAC Inc.

8. Eileen Mercier (1), (2)
Management Consultant

9. Paul Cantor (1), (3)
Chairman of Public Sector Pension Investment Board

10. Louise Roy (3)
International Consultant

Robert W. Crispin (4)
Chairman and Chief Executive Officer of ING Investment Management LLC

David A. Wheat (4)
Executive Vice-President and Chief Financial Officer of ING Americas

(1) Audit and Risk Review Committee (2) Conduct Review and Corporate Governance Committee (3) Human Resources Committee (4) Investment Committee


5
6
7
9
4
3
2
8
1
10

Messrs. Crispin and Wheat not pictured

Senior Management

Claude Dussault
President and Chief Executive Officer

Charles Brindamour
Chief Operating Officer

Claude Désilets
Chief Risk Officer

Mark Tullis
Chief Financial Officer

Françoise Guénette
Sr. Vice President Corporate and Legal Services, and Secretary

Derek Iles
President ING Insurance

Debbie Coull-Cicchini
Sr. Vice President Ontario

Jetse de Vries
Sr. Vice President Western Canada

Louis Gagnon
Sr. Vice President Québec

Alan Blair
Sr. Vice President Atlantic Canada

Martin Beaulieu
Sr. Vice President Personal Lines

Peter Weightman
Sr. Vice President Commercial Lines

Denis Guertin
Sr. Vice President **belairdirect**

Roger Randall
Sr. Vice President Affiliated Distribution Networks

Louis Héroux
Sr. Vice President Claims

Marc Pontbriand
Sr. Vice President and Chief Information Officer

Rhonda Lawson
Sr. Vice President Corporate Human Resources

Alister Campbell
Sr. Vice President Planning and Communications

Gilles Roy
Sr. Vice President Risk Management and Surety

Lilia Sham
Sr. Vice President and Treasurer

Marc Provost
Sr. Vice President, Managing Director and Chief Investment Officer ING Investment Management

David Lincoln
Sr. Vice President Corporate Audit Services

For biographies of our Board of Directors and Executive Officers, please visit the Investor Relations section of the www.ingcanada.com web site.

Corporate Information

ING Canada Inc.
A holding company

ING Insurance Company of Canada
Provides personal and commercial insurance products across Canada

Trafalgar Insurance Company of Canada
Specializes in serving the personal insurance needs of those aged 50 plus in Alberta, Ontario and the Atlantic provinces under the Grey Power banner

Equisure Financial Network Inc.
A holding company having an interest in a network of independent brokers

ING Novex Insurance Company of Canada
Provides personal auto and property protection to employee groups, associations and affinity groups

The Nordic Insurance Company of Canada
Provides personal auto and home insurance in Ontario and services clients of the Alberta and Ontario Facility Associations

700 University Avenue
Toronto, Ontario M5G 0A1
Tel: 416-341-1464

Belair Insurance Company Inc.
A direct distributor of personal auto and home insurance

300-7101 Jean Talon Street East
Anjou, Québec H1M 3T6
Tel: 514-270-1700

Canada Brokerlink Inc.
A wholly-owned insurance broker serving Ontario and Alberta

1300-321 6th Avenue SW
Calgary, Alberta T2P 4W7
Tel: 403-269-7961

ING Investment Management, Inc.
An investment counsel and portfolio management company

700 University Avenue
Toronto, Ontario M5G 0A1
Tel: 416-341-1464

ING Wealth Management Inc.
A mutual fund dealer

700 University Avenue
Toronto, Ontario M5G 0A1
Tel: 416-217-7217

ING GREY POWER belairdirect.

Design: Haughton Brazeau Design Associates Photography: Paul Orenstein Photography Printing: grafikom.

Shareholder Information

Financial Strength Rating
(Insurance subsidiaries)
A.M. Best A+
Standard & Poor's A+

Long-term Senior Debt
(ING Canada Inc.)
Dominion Bond Rating Service A (low)

Toronto Stock Exchange Listing
Ticker Symbol: IIC

Annual Meeting
The Annual Meeting will be held on:
Date: May 16, 2007
Time: 2:00 p.m. ET
Place: Juliette-Lassonde Arts Center
1705 Saint-Antoine Street
Saint-Hyacinthe, Québec J2S 9E2

Institutional investors, security analysts and others who may want additional financial information can visit the Investor Relations section of the www.ingcanada.com web site, call 1-866-778-0774 or contact:

Brian Lynch
Director, Investor Relations
416-941-5181
brian.lynch@ingcanada.com

For media inquiries, please contact:

Gilles Gratton
Director, Corporate Communications
416-217-7206
gilles.gratton@ingcanada.com

Version française
Il existe une version française du présent rapport annuel à la section Relations investisseurs de notre site Web ingcanada.com. Les intéressés peuvent obtenir une version imprimée en appelant au 1 866 778-0774 ou en envoyant un courriel à ir@ingcanada.com.

Transfer Agent and Registrar
Computershare Investor Services Inc.
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
1-800-564-6253

Earnings Release Dates
February 15, 2007
May 16, 2007
August 8, 2007
November 7, 2007

Dividend Payment Dates
(Subject to approval by the Board of Directors)
March 30, 2007
June 29, 2007
September 28, 2007
December 31, 2007

Dividend Record Dates
(Subject to approval by the Board of Directors)
March 15, 2007
June 15, 2007
September 14, 2007
December 14, 2007

Dividend Reinvestment
Shareholders can reinvest their cash dividends in common shares of ING Canada Inc. on a commission-free basis either through their broker, subject to eligibility as determined by the broker, or through Canadian ShareOwner Investments Inc. Full details can be obtained by visiting the Investor Relations section of the www.ingcanada.com web site.

Auditors
Ernst & Young LLP

Helping people Succeed


ING

ING Insurance and ING Direct teamed up in 2006 to become a Premier Partner of Canada's National Speed Skating team, which brought home no fewer than 12 Olympic medals from Turin that year. ING's $2 million, six-year sponsorship is helping elite Canadian skaters like Denny Morrison, a 2006 World Championship medallist, make Canada the top speed skating nation in the world. With a track record of excellent customer service and high-value products, ING is committed to matching the outstanding dedication, high level of performance and great achievements of our skaters.

ING Canada Inc.

ING

700 University Avenue, Toronto, Ontario M5G 0A1 www.ingcanada.com

FILE NO. 82-35053

ING

Notice of Annual Meeting of Shareholders of ING Canada Inc. May 16, 2007, and Management Proxy Circular

TABLE OF CONTENTS

ING

March 30, 2007

Dear Shareholders,

We are very pleased to invite you to join the Board of Directors and senior management team at the 2007 Annual Meeting of Shareholders of ING Canada Inc. (the "Meeting") that will take place on May 16, 2007 at 2:00 p.m. (Eastern Time) at the Centre des arts Juliette-Lassonde, located at 1705 Saint-Antoine Street, Saint-Hyacinthe, Quebec. The Meeting coincides with celebrations commemorating the 100th anniversary of our presence in Quebec and Saint-Hyacinthe, which began in 1907 with the founding of La Mutuelle du Commerce, a predecessor company of ING Insurance.

At this Meeting, you will have the opportunity to obtain first-hand information on ING Canada Inc., learn about our plans for the future, and be called upon to vote on matters described in this Management Proxy Circular.

If you cannot attend the Meeting in person, we urge you to exercise your vote by proxy, as described in the attached documents.

A web cast of the proceedings of the Annual Meeting will be available on the Investor Relations section of the ING Canada website.

We also invite you to consult our website at www.ingcanada.com for information on our recent presentations to the investment community and results. Also available online is the full text of the 2006 Annual Report and other useful information.

As a valued shareholder, we appreciate and welcome your participation in the Annual Meeting of Shareholders of ING Canada Inc.

Sincerely,

Yves Brouillette
Chairman of the Board

Claude Dussault
President and Chief Executive Officer

ING

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS OF ING CANADA INC.

Date:	Wednesday, May 16, 2007
Time:	2:00 p.m. (Eastern Time)
Place:	Centre des arts Juliette-Lassonde 1705 Saint-Antoine Street Saint-Hyacinthe, Quebec Canada J2S 9E2

Business of the Meeting:

1. Receive the consolidated financial statements for the year ended December 31, 2006 and the auditor's report on those statements;
2. Elect Directors;
3. Appoint the auditor; and
4. Transact such other business as may properly be brought before the Meeting.

Holders of Common Shares as at 5:00 p.m. Eastern Time on March 26, 2007 are entitled to receive the Notice of Annual Meeting of Shareholders and will be entitled to vote at the Meeting. On that date, 133,732,000 Common Shares were issued and outstanding. Each holder of Common Shares is entitled to cast one vote per share held.

By order of the Board of Directors,

Françoise Guénette
Senior Vice-President, Corporate &
Legal Services, and Secretary

March 30, 2007

Holders of Common Shares of ING Canada Inc. who are unable to attend the Meeting are invited to complete, date and sign the enclosed form of proxy, and return it by mail in the postage-paid envelope provided, or fax it to Computershare Investor Services Inc. at 1-866-249-7775. In order to be valid, the form of proxy must reach Computershare Investor Services Inc., by mail or by fax at its Toronto office, no later than 5:00 p.m. (Eastern Time) on May 14, 2007, or if the Meeting is adjourned, 24 hours (excluding Saturdays, Sundays and holidays) before any adjournment thereof.

For any questions regarding the Management Proxy Circular, the form of proxy or the exercise of voting rights, please call Computershare Investor Services Inc. at 1-800-564-6253 or the Office of the Corporate Secretary of ING Canada Inc. at 1-877-341-1464, Ext. 45149 or 514-985-7111, Ext. 8367.

Management Proxy Circular

1: VOTING INFORMATION

SOLICITATION OF PROXIES

This Management Proxy Circular (the "Circular") is provided in connection with the solicitation by the management of ING Canada Inc. ("ING Canada" or the "Company") of proxies to be used at the Annual Meeting of Shareholders of ING Canada (the "Meeting"), for the purposes indicated in the Notice of Meeting, to be held at 2:00 p.m. (Eastern Time) on Wednesday, May 16, 2007, at the Centre des arts Juliette-Lassonde, 1705 Saint-Antoine Street, Saint-Hyacinthe, Quebec, and at any adjournment thereof. The solicitation of proxies will be done by mail, by fax or in person. Employees, Officers, Directors or agents of ING Canada will solicit the proxies. The information contained in the Circular is given as at March 30, 2007, except where otherwise noted.

VOTING COMMON SHARES

Holders of record of Common Shares of ING Canada at 5:00 p.m. (Eastern Time) on March 26, 2007 or their duly authorized agents are entitled to receive the Notice of Annual Meeting and to vote at the Meeting.

The Company has an authorized share capital consisting of an unlimited number of Common Shares, an unlimited number of Class A Shares and one Special Share. As of the close of business (5:00 p.m., Eastern Time) on March 26, 2007, 133,732,000 Common Shares and one Special Share of ING Canada were issued and outstanding. Each holder of Common Shares of record at the close of business (5:00p.m, Eastern Time) on March 26, 2007, the record date established for notice of the Meeting and for voting in respect of the Meeting, is entitled to cast one vote for each Common Share held on all matters proposed to come before the Meeting. The Special Share, which is currently beneficially owned by ING Groep N.V. ("ING Groep"), does not generally carry voting rights. However, the holder of the Special Share is entitled to receive notice of and to attend any meeting of shareholders of the Company and, where the holder owns at least one-third of the outstanding Common Shares, to nominate and elect to the board of directors ("Board" or "Board of Directors") of the Company that number of directors equal to five-twelfths (5/12) of the total number of directors (disregarding any fractional number of directors) comprising the Board of Directors.

On February 15, 2007, the Company announced its intention to repurchase for cancellation up to $500 million of its Common Shares through a substantial issuer bid, by way of a modified Dutch auction. The issuer bid will be open for acceptance until 5:00 p.m. (Toronto time) on March 27, 2007, unless extended or withdrawn by ING Canada. As a result, the number of Common Shares of the Company issued and outstanding will likely be reduced on or around March 30, 2007 when the Common Shares are expected to be taken up. Further details regarding the Company's substantial issuer bid can be found at page 24 of this Circular.

To the knowledge of the Directors and Officers of the Company, no individual or corporation beneficially owns, directly or indirectly, or exercises control or direction over Common Shares carrying more than 10% of the voting rights attached to the Common Shares of the Company, except ING Groep which owns approximately 70%, or 93,620,000 of the issued and outstanding Common Shares of the Company as of the close of business (5:00 p.m., Eastern Time) on March 26, 2007.

Holders of Common Shares of the Company may vote in person at the Meeting or may complete, sign and return the enclosed form of proxy. This form of proxy authorizes a proxyholder to represent and to vote on behalf of the holder of Common Shares at the Meeting.

SHARES REGISTERED IN THE NAME OF A THIRD PARTY

The names of shareholders whose shares are held in the name of a nominee (a bank, trust company, securities broker, trustee or other intermediary) do not appear on the list of shareholders of the Company. As required by Canadian securities legislation, you will have received **from your nominee** either a request for voting instructions or a form of proxy for the number of shares you hold. To vote, please follow the instructions provided by your nominee. If your shares are held in the name of a nominee and you wish to vote in person at the Meeting, please contact your broker or an agent of that broker or your intermediary well in advance of the Meeting to determine how you can do so. Please register with the transfer agent, Computershare Investor Services Inc. ("Computershare"), upon arrival at the Meeting.

APPOINTMENT OF PROXYHOLDERS

The proxyholders designated in the enclosed form of proxy are Directors and/or Officers of the Company. If a shareholder wishes to appoint a proxyholder other than one of the persons designated in the form of proxy, the shareholder may do so by striking out the names appearing thereon and inserting the name of such person in the blank space provided. If the shareholder is a legal entity, an estate or trust, the form of proxy must be signed by a duly authorized officer or agent and accompanied by a certified resolution confirming such authorization. A proxyholder is not required to be a shareholder of the Company. In order to be valid, the form of proxy must reach Computershare by mail or by fax at 1-866-249-7775, no later than 5:00 p.m. (Eastern Time) on May 14, 2007, or, if the meeting is adjourned, 24 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the meeting. If you wish to return the form of proxy by mail, you may use the postage-paid envelope included with this Circular.

VOTING BY PROXY

Common Shares represented by a proxy are to be voted by the proxyholder designated in the enclosed form of proxy as instructed by the shareholder. **If no instructions are given, the voting rights attached to the Common Shares will be exercised by the proxyholder who is a director and/or officer of the Company by voting as follows:**

- **FOR** the election of all proposed directors nominated by management of ING Canada;
- **FOR** the appointment of the auditor.

Unless otherwise noted, a simple majority of the votes cast at the meeting, in person or by proxy, will constitute approval of any matter submitted to a vote.

If no instructions are given, any designated proxyholder will have discretionary authority when exercising the voting rights attached to the Common Shares concerning these matters.

The enclosed form of proxy confers on the proxyholder designated therein discretionary authority with respect to any proposed amendments or variations to the matters set out therein and any other business which may properly come before the Meeting. At the date of this Circular, management of ING Canada is not aware of any amendment or other matter which may properly come before the Meeting.

REVOCATION OF A PROXY

Shareholders may revoke a proxy:

- by delivering a written notice to that effect signed by them or their duly authorized agents to Computershare Investor Services Inc. at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, no later than the last business day preceding the day of the Meeting, namely at 5:00 p.m. (Eastern Time) on May 14, 2007, or any continuation thereof after an adjournment;
- by delivering a written notice to that effect signed by them or their duly authorized agents to a representative of Computershare, on the day of the Meeting, or any continuation thereof after an adjournment; or
- in any other manner permitted by law.

The notice must be signed by the shareholder or by an attorney duly authorized in writing to this effect; if the shareholder is a legal entity, the notice must be signed by an officer or attorney of the corporation duly authorized in writing by a resolution, a certified copy of which must be attached to the notice.

A beneficial owner of shares may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote given to an intermediary at any time by written notice to the intermediary, except that an intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive materials and to vote that is not received by the intermediary at least seven days prior to the Meeting.

CONFIDENTIALITY OF VOTES

In order to protect the confidential nature of voting by proxy, the votes exercised by proxy are received and compiled for the Meeting by Computershare, the transfer agent and registrar of the Company. Computershare submits a copy of the form of proxy to the Company only when a shareholder clearly wishes to communicate with management or when there is a legal requirement to do so.

FINANCIAL STATEMENTS AND AUDITOR'S REPORT

A copy of the Company's 2006 annual report is being sent to those shareholders who have requested it, and includes the consolidated financial statements of the Company for the year ended December 31, 2006 together with the auditor's report thereon, and management's discussion and analysis of the financial position and results of operations. The annual report is also available in the Investor Relations section of the Company's web site (www.ingcanada.com) and on SEDAR (www.sedar.com). No vote will be taken at the Meeting in respect of the Company's 2006 annual report.

CURRENCY

Unless indicated otherwise, all amounts are in Canadian dollars and "$" or "dollars" refer to Canadian dollars.

2: BUSINESS OF THE MEETING

ELECTION OF DIRECTORS

Listed below are the names of seven (7) persons who are proposed as nominees for election as directors of the Corporation by holders of the Common Shares and the names of the five (5) persons who are the proposed nominees for election as directors by the holder of the Special Share, the latter of whom shall be elected by a resolution in writing signed by the holder of the Special Share prior to the Meeting. Please note that the information hereunder, including information as to Common Shares beneficially owned or controlled, directly or indirectly, and professional experience has been furnished by each of the nominees. Unless otherwise indicated, all of the nominees are now members of the Board of Directors and have been directors of the Company or its corporate predecessors since the dates indicated. Management does not contemplate that any of the proposed nominees will be unable to serve as a director but, if that should occur for any reason prior to the meeting, the management representatives designated in the enclosed form of proxy reserve the right to vote for another nominee at their discretion. All elected directors of the Company will hold office until the next Annual Meeting of Shareholders of the Company, or until their successors are elected or appointed.

MAJORITY VOTING FOR DIRECTORS

The Board of Directors of the Company has approved a policy stipulating that the votes in favour of the election of a Director nominee at an Annual Meeting of Shareholders must represent at least eighty-five percent (85%) plus one (1) of the total shares voted in favour or withheld in order for the Director to be elected to the Board of the Company. The policy does not apply in circumstances involving contested director elections, or to Directors nominated by ING Groep as holder of the Special Share.

Nominee for election as director	Common shares Owned, Controlled or Directed 2006	Common shares Owned, Controlled or Directed 2005	Deferred Share Units 2006	Deferred Share Units 2005	Public Board memberships during last five years
YVES BROUILLETTE, B.Sc. Montreal, Quebec Director since 1989 Age: 55	1,000	1,000	185	—	

Attendance:

Board (Chair)	8/8 (100%)
Conduct Review and Corporate Governance Committee	3/3 (100%)
Human Resources Committee	4/4 (100%)
Investment Committee	1/1 (100%)



Mr. Brouillette is currently President of Placements Beluca Inc. which is a privately held investment company, and a Corporate Director. He was, from April 2002 to September 2005, the Chief Executive Officer of ING Latin America. Prior to that time, Mr. Brouillette was General Manager of ING Mexico and Chairman of the Executive Committee of ING Comercial America since 2001. Over the last 30 years, Mr. Brouillette has occupied several senior and executive positions within the ING group of companies and is currently a member of the board of a number of ING companies operating in Canada. Mr. Brouillette is an Actuarial Science graduate of l'Université Laval (Québec), a graduate of the Advanced Management Program of Harvard Business School and is a Fellow of the Canadian Institute of Actuaries and of the Casualty Actuarial Society. Mr. Brouillette has also been a director of our P&C insurance companies since 1989.

Nominee for election as director	Common shares 2006	Common shares 2005	Deferred Share Units 2006	Deferred Share Units 2005	Public Board memberships during last five years
PAUL CANTOR, B.A., LL.B., FICB Toronto, Ontario Director since 2006 Age: 65 Independent Director	500	—	266	—	Torstar Ltd. (1993-2003) E-L Financial Corp. (1996-2003) The Song Corp. (1999-2002)

Attendance:

Board	4/5 (80%)
Audit and Risk Committee	3/3 (100%)
Human Resources Committee	3/3 (100%)



Paul Cantor is the Chair of the Public Sector Pension Investment Board. Concurrently, he is Senior Advisor at Bennett Jones LLP. Mr. Cantor is also a member of the Board of Directors of ING Bank of Canada that reports to the banking arm of ING Groep. Mr. Cantor was Chairman and CEO of National Trust Company and earlier held other senior executive positions in the financial services sector. He has also served on the Board of Directors of a number of large financial institutions. He was Chairman for Canada of the global executive search firm, Russell Reynolds Associates. His public sector service includes establishing and serving as the first executive director of the World Bank-Canadian government sponsored Toronto International Leadership Centre for Financial Sector Supervision, and with the Department of Finance of the Government of Canada. Paul Cantor obtained a Bachelor of Arts from the University of Alberta and a law degree from the University of Toronto. He is also a Fellow of the Institute of Canadian Bankers.

Nominee for election as director	Common shares Owned, Controlled or Directed 2006	Common shares Owned, Controlled or Directed 2005	Deferred Share Units 2006	Deferred Share Units 2005	Public Board memberships during last five years
MARCEL CÔTÉ, M.Sc. Montreal, Quebec Director since 2004 Age: 64	2,250	2,250	1,651	891.81	Alphinat Inc. (2004) Sobeys Inc. (2004-) Nurun Inc. (1998-) Engenuity Technologies Inc. (2004-)

Independent Director

Attendance:

Board	8/8 (100%)
Conduct Review and Corporate Governance Committee	3/3 (100%)
Human Resources Committee (Chair)	4/4 (100%)



Mr. Côté is President of Secor Consulting Inc., a Montreal-based consulting firm specializing in business strategy which he founded in 1975. In 1989 and 1990, he was Director of Strategic Planning and Communication for the Office of the Prime Minister of Canada. From 1986 to 1988, he worked as an economic advisor to the Premier of Québec. Mr. Côté holds an M.Sc. in Economics from the Graduate School of Industrial Administration of Carnegie Mellon University in Pittsburgh, Pennsylvania. He is also a Fellow of the Center for International Affairs of Harvard University. Mr. Côté has also taught at l'Université de Sherbrooke and l'Université du Québec à Montréal. Mr. Côté was appointed as a member of ING Canada's former Advisory board in 1999, and was previously a member of our Board of Directors from 1997 to 1999.

Nominee for election as director	Common shares 2006	Common shares 2005	Deferred Share Units 2006	Deferred Share Units 2005	Public Board memberships during last five years
ROBERT W. CRISPIN, MBA, CFA Scarborough, Maine Director since 2004 Age: 60	—	—	—	—	

Attendance:

Board	7/8 (87.5%)
Investment Committee (Chair)	4/4 (100%)



Mr. Crispin started his career at ING in 2001 as Chairman and Chief Executive Officer of ING Investment Management Americas and is responsible for the ING Mutual Funds, ING Institutional Markets and ING's insurance operations in Brazil, Chile and Peru. He is also a member of ING Americas Executive Committee, which is responsible for all of ING's insurance, banking and investment management activities in North and South America. Prior to joining ING in 2001, Mr. Crispin was an Executive Vice-President of Massachusetts Mutual Life Insurance Company. Over the past 33 years he has held senior positions with a number of major insurance and financial service companies. These include Travelers Companies where he was Vice Chairman and Lincoln National Corporation where he was Executive Vice-President and Chief Investment Officer. He has led a variety of units including investments, finance, distribution, international operations and technology. Mr. Crispin received a B.A. from Wesleyan University and an M.B.A. from the University of Connecticut. He holds the Chartered Financial Analyst designation.

Nominee for election as director	Common shares Owned, Controlled or Directed 2006	2005	Deferred Share Units 2006	2005	Public Board memberships during last five years
CLAUDE DUSSAULT, B.Sc. Toronto, Ontario Director since 2000 Age: 52	30,000	30,000	—	—	IPC Financial Network Inc. (2000-2004) Metro Inc. (2005-)

Attendance:

Board	8/8 (100%)
Investment Committee	4/4 (100%)



Mr. Dussault is a member of ING Groep's Leadership Council and has been ING Canada's President and Chief Executive Officer since 2001. Prior to that time, he was President and Chief Executive Officer of ING Canada's Brokerage Network. Over the last 20 years, Mr. Dussault has occupied several executive positions within the ING group of companies in Canada; Mr. Dussault is a Fellow of the Canadian Institute of Actuaries and the Casualty Actuarial Society; he graduated from l'Université Laval (Québec) with a Bachelor of Actuarial Science degree and has completed the Advanced Executive Education Program at the Wharton School of Business. Mr. Dussault has also been a director of ING Canada's P&C insurance subsidiaries since May 1, 2000 and is responsible for the strategic development of the Company and its subsidiaries. Mr. Dussault is also a director of ING Bank of Canada that reports to the banking arm of ING Groep.

Nominee for election as director	Common shares 2006	2005	Deferred Share Units 2006	2005	Public Board memberships during last five years
IVAN E.H. DUVAR, B.E., P. Eng., LL.D. (Hon.) Amherst, Nova Scotia Director since 2005 Age: 68	1,000	1,000	550	340.14	Aliant Inc. (2000-2002) Canadian Imperial Bank of Commerce (2003-) Wajax Limited (2001-) Wajax Income Fund (2005-)

Independent Director

Attendance:

Board	7/8 (87.5%)
Audit and Risk Review Committee (Chair)	4/4 (100%)
Conduct Review and Corporate Governance Committee	5/5 (100%)



Mr. Duvar is President & CEO of MIJAC Inc. which is a privately held investment company. He also currently holds several Directorships in a variety of sectors including financial services, communications, and manufacturing. He held several positions with Maritime Tel & Tel Limited, including Chairman of the Board (1990-2000), and President & CEO (1985-1995). Mr. Duvar is a member of the Association of Professional Engineers of Nova Scotia and a Fellow of the Canadian Academy of Engineering; he obtained a Senior Matriculation from the Prince of Wales College in Prince Edward Island, an Engineering Certificate from Mount Allison University in New Brunswick, a Bachelor of Engineering (Elect.) at the Technical University of Nova Scotia, and a Certificate of Industrial Management at the Canadian Institute of Management, St. Mary's University, Nova Scotia. Mr. Duvar has been a director of ING Canada's federal P&C insurance subsidiaries since 1983. He was also a member of the Board of ING Canada from 1993 to 1996, and was re-elected to ING Canada's board on April 19, 2005.

Nominee for election as director	Common shares Owned, Controlled or Directed		Deferred Share Units		Public Board memberships during last five years
	2006	2005	2006	2005	
EILEEN MERCIER, M.A., MBA Toronto, Ontario Director since 2004 Age: 59 Independent Director	1,000	1,000	806	340.14	CGI Group Inc. (1996-) Quebecor World Inc. (1999-2003) Shermag Inc. (2003-) Teekay Shipping Corp. (2000-) Winpak Ltd. (1995-2006)

Attendance:

Board	8/8 (100%)
Audit and Risk Review Committee	4/4 (100%)
Conduct Review and Corporate Governance Committee (Chair)	3/3 (100%)



Ms. Mercier is currently the Chair of the Ontario Teachers Pension Plan Board. Her career encompasses 35 years of general management experience in the forest products, financial services, integrated oil and communication industries. From 1995 to 2003, Ms. Mercier headed her own management consulting firm, Finvoy Management Inc., specializing in financial strategy, restructuring and corporate governance issues. Prior to that time, she was Senior Vice-President and Chief Financial Officer of Abitibi-Price Inc. She holds an MBA from York University and a Masters Degree from the University of Alberta. Ms. Mercier is also a member of the Board of Directors of ING Bank of Canada which is 100% owned by ING Groep. Ms. Mercier was appointed a member of ING Canada's former Advisory board in 1999.

Nominee	2006	2005	2006	2005
KATHLEEN A. MURPHY, B.A., J.D. South Glastonbury, Connecticut Director since 2006 Age: 44	—	—	—	—

Attendance:

Board	3/5 (60%)



Kathleen Murphy is currently Chief Executive Officer of U.S. Wealth Management, ING Insurance Americas. She is also a member of ING's U.S. Diversity Steering Committee and a director of the ING U.S. Foundation Board. Previously, she was Group President of ING's U.S. Worksite and Institutional Financial Services. Prior to that she was General Counsel and Chief Administrative Officer for ING U.S. Financial Services. She also served as senior advisor to the U.S. Financial Services CEO. Ms. Murphy joined ING in 2000, after ING's acquisition of Aetna Financial Services. Prior to this acquisition, she served as General Counsel and Chief Compliance Officer of Aetna Financial Services, which she originally joined in 1985. Ms. Murphy holds a Juris Doctorate degree with highest honors from the University of Connecticut, and graduated *summa cum laude* with a Bachelor of Arts degree in both Economics and Political Science from Fairfield University. Ms. Murphy has also served on a variety of regulatory, industry and business commissions and task forces in the United States.

Nominee for election as director	Common shares Owned, Controlled or Directed 2006	Common shares Owned, Controlled or Directed 2005	Deferred Share Units 2006	Deferred Share Units 2005	Public Board memberships during last five years
ROBERT NORMAND, CA Rosemère, Québec Director since 2004 Age: 67 Independent Director	2,000	2,000	1,476	792.88	Aurizon Mines Ltd. (1999-) Cambior Inc. (2000-2006) Concert Industries Ltd. (2001-2004) Enerplus Resources Fund (1998-) Mazarin Inc. (1996-2002) Quebecor World Inc. (1999-) Sequoia Minerals Inc. (2003-2004) Sportscene Group Inc. (1997-)

Attendance:

Board	8/8 (100%)
Audit and Risk Review Committee	4/4 (100%)
Conduct Review and Corporate Governance Committee	2/2 (100%)



Mr. Normand is currently a director of a number of publicly traded and private companies in various sectors including financial services and investment funds. In performing his Directors' duties, he has served on various audit, investment, pension fund, corporate governance, human resources and environmental committees and has also served as chairman. From 1972 to 1997, he held several positions at Gaz Métropolitain Inc., a natural gas distributor, retiring as Chief Financial Officer in 1997. Mr. Normand is a member of the Canadian Institute of Chartered Accountants, the Corporate Directors' Institute and the Financial Executive Institute. Mr. Normand graduated in 1966 from the Université de Montréal (École des Hautes Études Commerciales). He has been a member of the Canadian Institute of Chartered Accountants since 1966. Mr. Normand has been a director of ING Canada's P&C insurance subsidiaries since 2002.

Nominee for election as director	Common shares Owned, Controlled or Directed 2006	Common shares Owned, Controlled or Directed 2005	Deferred Share Units 2006	Deferred Share Units 2005	Public Board memberships during last five years
LOUISE ROY, B.Sc., M.Sc., Ph.D. Montreal, Quebec Director since 2004 Age: 59 Independent Director	2,000	2,000	550	340.14	Domtar Inc. (1997-)

Attendance:

Board	8/8 (100%)
Human Resources Committee	4/4 (100%)



Since 2003, Ms. Roy has been an Associate Fellow of the Center for Interuniversity Research and Analysis on Organizations, chairing the Forum on Leadership for Tomorrow, bringing together businesses and universities on management and leadership topics. She is also an international consultant and a corporate director on several boards of directors. Between 2000 and 2003, Ms. Roy was Senior Vice-President, Marketing and Commercial Services of the International Air Transport Association (IATA). Ms. Roy graduated from the Université de Montréal in 1971 with a Bachelor of Science in sociology. She obtained a Masters of Science in 1972 from the University of Wisconsin and completed her Ph.D. studies in sociology in 1974. Ms. Roy was appointed a member of ING Canada's former Advisory board in 2001.

Nominee for election as director	Common shares Owned, Controlled or Directed 2006	2005	Deferred Share Units 2006	2005	Public Board memberships during last five years
CAROL STEPHENSON Manotick, Ontario Director since 2004 Age: 56 Independent Director	1,000	1,000	1,476	792.88	Sears Canada Inc. (2001-2006) Union Energy Waterheater Operating Trust (2003-)

Attendance:

Board	8/8 (100%)
Human Resources Committee	4/4 (100%)



Ms. Stephenson has been the Dean of the Richard Ivey School of Business at the University of Western Ontario since July 1, 2003. Prior to this appointment, she worked for more than 30 years in the telecommunications and technology industries, most recently as President and Chief Executive Officer of Lucent Technologies Canada. Ms. Stephenson serves on a number of other boards of directors, government committees and task forces. Ms. Stephenson is a graduate of the University of Toronto. She has also completed the Executive Program at the Graduate School of Business Administration, University of California at Berkeley, and the Advanced Management Program at Harvard University. In 2000, she was awarded an honorary doctorate in engineering from Ryerson Polytechnic University. Ms. Stephenson was appointed a member of ING Canada's former Advisory board in 1999 and was previously a member of our Board of Directors in 1999. She has also been a director of ING Canada's federal P&C insurance subsidiaries since 2002.

DAVID A. WHEAT, B.Sc., CPA Duluth, Georgia Director since 2004 Age: 52	—	—	—	—	

Attendance:

Board	7/8 (87.5%)
Investment Committee	4/4 (100%)



Mr. Wheat has been the Executive Vice-President and Chief Financial Officer of ING Americas since August 2004. From April 2003 to August 2004, he was Chief Financial Officer of ING U.S. Financial Services. Prior to that time, he served as Controller of ING Americas from 2001 to 2003. Mr. Wheat was previously a partner for eight years with Ernst & Young LLP where he held several senior and executive positions, including that of Managing Partner for the practice in Fort Wayne, Indiana. Mr. Wheat has a Bachelor of Science in Business Administration, an Accounting degree and is a Certified Public Accountant. Mr. Wheat has been a director of ING Canada's P&C insurance subsidiaries since August 2004.

Additional Disclosure Relating to Directors

To the knowledge of the Company, no proposed director of the Company is, or has been in the last ten years, a director or executive officer of an issuer that, while that person was acting in that capacity (a) was the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days, (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days, or (c) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except for the following: *Robert Normand,* a director of the Company, served as director of Concert Industries Ltd. when it and its Canadian operating subsidiaries announced on August 5, 2003 that it had filed for protection under the Companies' Creditors Arrangement Act (CCAA). Concert Industries Ltd. was restructured and a plan of compromise and arrangement for its operating subsidiaries was approved in December 2004 allowing them to emerge from the CCAA proceedings. Mr. Normand no longer serves as a director of Concert Industries Ltd.

To the knowledge of the Company, no proposed director of the Company has, within the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold their assets.

Attendance of Directors whose terms ended in 2006

The terms of Michael A. Mackenzie and Mark Tullis as Directors of the Company ended on May 1, 2006. From January 1 to May 1, 2006, their attendance record as Directors was as follows:

Mark Tullis	Board	4/4 (100%)
	Conduct Review and Corporate Governance Committee	1/2 (50%)
Michael Mackenzie	Board	4/4 (100%)
	Audit and Risk Review Committee (Chair)	1/1 (100%)
	Conduct Review and Corporate Governance Committee (Chair)	2/2 (100%)

ING Canada reiterates its thanks for these two former directors' contribution, especially Mr. Michael Mackenzie who had been acting on the Boards of ING Canada or its subsidiaries since 1996.

Directors' Compensation for 2006

	Board Retainer Fees ($)	Board Retainer Fees (DSUs) ($)	Committee Chair Retainer Fees ($)	Committee Chair Retainer (DSUs) ($)	Board Attendance Fees ($)	Committee Attendance Fees ($)	Annual Grant (DSUs) ($)	Total Fees Paid ($)	Total Fees allocated to Shares/DSUs (%)
Yves Brouillette	100,000	0	0	0	12,000	3,000	10,000	125,000	8
Paul Cantor[2]	8,333.34	8,333.34	0	0	6,000	4,500	6,465.75	33,632.43	44
Marcel Côté	0	25,000	0	4,000	12,000	0	10,000	51,000	76
Robert W. Crispin	0	0	0	0	0	0	0	0	0
Claude Dussault	0	0	0	0	0	0	0	0	0
Ivan E.H. Duvar	25,000	0	4,000	0	10,500	7,500	10,000	57,000	18
Michael A. Mackenzie[1]	12,500	0	2,000	0	6,000	3,000	10,000	33,500	30
Eileen Mercier	12,500	12,500	1,333,34	1,333,34	12,000	6,000	10,000	55,666.68	43
Kathleen Murphy[2]	0	0	0	0	0	0	0	0	0
Robert Normand	0	25,000	0	0	12,000	7,500	10,000	54,500	64
Louise Roy	25,000	0	0	0	12,000	0	10,000	47,000	21
Carol Stephenson	0	25,000	0	0	12,000	0	10,000	47,000	74
Mark A. Tullis[1]	0	0	0	0	0	0	0	0	0
David A. Wheat	0	0	0	0	0	0	0	0	0

(1) Michael Mackenzie and Mark Tullis ceased to be directors of the Company on May 1st 2006.

(2) Paul Cantor and Kathleen Murphy were elected as directors of the Company at its Annual General Meeting on May 1st 2006.

In order to recognize the increasing complexity of the Company and to attract and retain qualified individuals to serve on the Board, a new compensation program was established as follows upon ING Canada becoming a public issuer at the end of 2004, and which remained in place throughout 2006:

- an annual retainer of $25,000;
- an additional annual retainer of $4,000 for the Chair of each of the Committees;
- an attendance fee of $1,500 per Board meeting;
- an attendance fee of $1,500 per Committee meeting if not held on the same day as Board or other Committee meetings;
- an annual grant of Deferred Share Units with a cash value of $10,000 at the beginning of the year; and
- all reasonable travel expenses incurred to attend meetings.

The remuneration above covers the function of a director of both the Board of ING Canada and its P&C insurance companies. Directors' compensation is not and has not been in the past, paid to Directors who serve as officers of ING Canada or its affiliates.

Additional Information on Deferred Share Unit Plan for Non-Related Directors

To ensure that Directors' compensation is aligned with shareholders' interests, the following program has been put into place:

- $10,000 of the compensation of Directors is in Deferred Share Units ("DSUs") issued at the beginning of the year; and
- the Board's and Committee's annual retainers may be received by a Board member in total or in part in cash or in DSUs at his or her discretion.

A DSU is a bookkeeping entry that represents an amount owed by the Company to the Directors having the same value as one common share of the Company, but that will not be settled until such time as the Director leaves the Board. Payment of DSUs is in cash at the time of settlement.

DSUs provide an ongoing equity stake in the Company, therefore ensuring alignment of the interests of the Directors with those of the shareholders of the Company. DSUs that have been granted in 2006 to each eligible Director as at December 29, 2006 total an aggregate amount of 6960 DSUs.

Summary of the Number of Board and Committee Meetings

The following meetings were held in person during the financial year ended December 31, 2006:

Board Meetings	
ING Canada Inc.	8
Committee Meetings	
Audit and Risk Review Committee	4
Conduct Review and Corporate Governance Committee	5
Human Resources Committee	4
Investment Committee	4

APPOINTMENT OF AUDITOR

On the advice of the Audit and Risk Review Committee, the Board recommends voting FOR the appointment of the accounting firm of Ernst & Young LLP ("E&Y") as auditor of the Company for the financial year commencing January 1, 2007 and ending December 31, 2007 and to hold office until the next annual meeting of the shareholders. E&Y has served as auditor of ING Canada and its predecessor companies since 1993.

Pre-approval of External Auditor Services

As part of the Company's corporate governance practices, the Audit and Risk Review Committee has adopted a policy restricting non-audit services that may be provided by E&Y to the Company or its subsidiaries. Prior to the engagement of the External Auditor for non-audit services, the Committee must pre-approve the provision of such services with due consideration to avoiding an impact on auditor independence. This includes consideration of applicable regulatory requirements and guidance and the Company's own internal policies. All services provided by E&Y during the past two years have received the approval of the Board further to the recommendation of the Committee. Fees paid to the Auditor for 2005 and 2006 are as follows.

Auditor Fees
(in thousands of dollars)

	2006	2005
Audit Fees(1)	940	792
Audit-Related Fees(2)	696	483
Tax Fees(3)	74	55
All Other Fees(4)	78	260
Total	1,788	1,590

(1) Audit Fees include fees for professional services for the audit of the Company's financial statements and those of its subsidiaries or other services that are normally provided by external auditors in connection with statutory and regulatory filings or engagements, including review of the Company's interpretation of accounting and financial reporting standards. In addition to including fees for services necessary to perform an audit or review, these fees also include amounts for comfort letters, attest services, consents and assistance with and review of certain documents filed with regulators in connection with our publicly-listed status and other statutory audit requirements.

(2) Audit-Related Fees are for assurance and related services performed by the Company's external auditor. These services include pension fund audits, accounting consultations in connection with acquisitions and divestitures and interpretation of financial accounting and reporting standards, internal control audit and reviews, and other attest services not required by statute or regulation.

(3) Tax Fees are for assistance with tax compliance, tax planning, and tax advice related to restructurings and tax audits and appeals related thereto.

(4) All other fees include fees for other services not included in the preceding categories, including services for the ING Funds and the translation of financial reports.

3: REPORTS OF THE COMMITTEES

The main responsibility of the Board of Directors is to oversee the management of the business and affairs of the Company. In this regard, the Board establishes policies, reporting mechanisms and procedures in view of safeguarding the assets of the Company and ensuring its long-term viability, profitability and development.

More specifically, the mandate of the Board is to review and approve strategic planning, supervise management and ensure succession planning, identify risks and assess their impact on the business and affairs of the Company, and ensure that adequate controls exist in relation to Compliance and Corporate Governance, including monitoring of conflicts of interest.

To this end, the Board delegates certain of its functions to Committees and the Committees are responsible for reviewing the above aspects more closely and reporting their findings to the Board.

The Board, the Committees and their members may retain independent consultants to advise them.

The reports of the main Committees of the Board are reproduced hereunder.

REPORT OF THE AUDIT AND RISK REVIEW COMMITTEE

The Committee is responsible for overseeing the integrity of the Financial Statements of the Company, its financial reporting processes, its internal controls and its risk management programs (and their implementation).(1)

The Committee is composed of at least three Directors of the Board, who must be independent. Each Committee member also has to be financially literate.

The Committee also ensures that financial reporting is in compliance with legal and regulatory requirements, and reviews and assesses the qualifications, independence and performance of the External Auditor.

The Committee is responsible for reviewing certification by the Chief Executive Officer and the Chief Financial Officer of the financial statements of the Company.

Approval of the Financial Information

In line with its Mandate, the Committee has performed the following functions in 2006:

Financial Review

- reviewed on a continuing basis the best practices in relation to new laws and rules that apply to the Company; in this regard, the CEO and the CFO continued to certify the Consolidated Financial Statements as required under the Canadian Securities Administrators' ("CSA") rules;
- reviewed all interim and annual financial statements, Management Discussion and Analysis and press releases of the Company and either approved such documents or recommended them for approval to the Board of Directors.

(1) This mandate is presented in its entirety in the Company's Annual Information Form for the most recently completed financial year. The Annual Information Form is available on SEDAR at www.sedar.com.

Internal Controls and Disclosure Controls

- reviewed quarterly reports of the Internal Auditor and evaluated internal audit processes and adequacy of resources;
- reviewed report of Financial Compliance Group on the results of the testing of design of internal control over financial reporting in relation to SOX 404 and CSA requirements;
- reviewed the reports from the Senior Vice-President, Corporate and Legal Services on legal matters and matters related to litigation;
- reviewed the reports of the Internal Auditor and Management's response to comments.

External Auditor

- reviewed and assessed the External Auditor's Audit plan;
- reviewed all audit and permitted non-audit services performed by the External Auditor;
- reviewed the policies governing the hiring of personnel employed by the External Auditor;
- confirmed the independence of the External Auditor;
- recommended to the Board the appointment of the External Auditor;
- met regularly with the External Auditor without the presence of Management.

Risk Management

- reviewed the risk management program of the Company, implementation plans and progress reports.

Revised Mandate of the Committee

The Audit and Risk Review Committee reviewed and modified the language of its mandate to refine its oversight function over the financial reporting process, internal control and risk management systems of the Company.

Private Meetings

The Committee regularly held private meetings with the Senior Vice-President, Internal Audit, the External Auditor, the Chief Actuary, the Chief Compliance Officer, the Chief of Risk Management, and Management.

The Committee is satisfied that the Audit and Risk Review Committee has appropriately fulfilled its mandate in 2006.

(Signed) Audit and Risk Review Committee

Ivan E.H. Duvar (Chair)
Paul Cantor
Eileen Mercier
Robert Normand

REPORT OF THE CONDUCT REVIEW AND CORPORATE GOVERNANCE COMMITTEE

The Committee is responsible for ensuring a high standard of ethics and compliance in the Company. In this regard, the Committee reviews and approves Related Party Transactions and market conduct programs and, in performing its oversight function over ethics and compliance, ensures that the Company and its subsidiaries meet their legal requirements and employ best practices, as they may change from time to time. As part of its mandate, the Committee identifies and recommends candidates for nomination to the Board, monitors the orientation program for the Directors and maintains a process for assessing the performance of the Board, its Committees and individual Directors.

The Committee is composed of a minimum of three Directors, a majority of whom are independent, and none of whom is an officer or employee of the Company or its P&C insurance subsidiaries.

Oversight over Compliance and Market Conduct Programs

The Committee reviewed and approved the Company's various compliance programs including the Ombudsman's Office, the Privacy Office, implementation of a new Compliance Policy framework, market conduct initiatives such as the Insurance Bureau of Canada Standards of Marketplace Practice as well as the Company's relationships with clients, brokerages and regulatory authorities.

Related Party Transactions and Conflicts of Interest

The Committee reviewed the related party transactions during the year in accordance with applicable legislation to ensure that such transactions were at fair market value or at conditions at least as favourable as prevailing market terms and conditions, or fair value if fair market value references did not exist, and assessed the impact of such transactions on the stability and solvency of the Company.

More specifically, the Committee approved inter-company services and charges, including those between ING Canada and ING Groep, and the reallocation of business between ING Canada P&C subsidiaries; the Committee also reviewed the Directors and Officers Questionnaires for 2006 relating to Conflict of Interest, and no concern was identified in this regard.

Corporate Governance

The Committee reviewed the Company's relationship with ING Groep and the related agreements and policies in place that govern this relationship, as well as the Company's text on corporate governance practices included with the Annual Meeting documentation. It also reviewed reports with respect to corporate governance best practices and benchmarking.

Board Appointment and Assessment Processes

The Committee reviewed the results of the annual Self-Assessment on the Effectiveness of the Board, as well as the evaluations of the Committees of the Board. The Committee also reviewed the nomination process in place for the appointment of directors and the orientation and training programs developed for new Board members.

The Committee nominated two new directors for election to the Board at the Annual General Meeting in 2006.

The Committee also reviewed the Self-Assessment process of directors for 2006, which includes self-assessment by each Director and a private meeting with the Chairman of the Board to discuss such. The Chairman of the Board discusses his self-assessment with the Chair of the Conduct Review and Corporate Governance Committee. The process was managed by the Secretary's Office of the Company for 2006.

The Committee also reviewed Competency Grids applicable to each director and also developed a Technical Competency requirement grid: both grids were adopted at the beginning of 2007. Such grids will be used as tools for recruitment of new Board members, ensuring adequate representation in terms of background qualifications, technical skills and experience, including in compliance and risk management.

Engagement of External Consultants

The Committee has procedures for engagement of external consultants. While the Board, the Committees and individual members of the Board are authorized to engage consultants at the expense of the Company, the Committee is responsible for approving such engagements. No external consultant services were requested by the Board or its Committees in 2006.

Revised Mandate and Policies of the Committee

In August 2006, the Conduct Review and Corporate Governance Committee reviewed its mandate and recommended minor changes, which were subsequently approved by the Board. The mandate takes into account the public issuer context of the Company and includes continuous review of best practices and benchmarking in corporate governance.

The Committee has also reviewed the Policy on the appointment of Board members that provides for the independence of Board members, a high level of ethics and market reputation, as well as proficiencies including financial literacy. This Policy also provides mechanisms for ensuring continuity in Board and Committee membership.

Continued Alignment in the Context of the Company's Status as Public Issuer

As previously mentioned, the Committee reviewed in detail the relationship between the Company and its majority shareholder, ING Groep, including the Co-operation Agreement and related agreements. The Committee reviewed the policies and controls that have been put into place to ensure adequate flow of information to and from the majority shareholder in this context and compliance with the Company's corporate disclosure policy and obligations (Refer to Supplemental PREP Prospectus of December 9, 2004 of ING Canada, p. 39 to 44 — "Relationship with ING Groep" and see Section 8 hereunder: Corporate Governance Practices).

The Committee is satisfied that the Conduct Review and Corporate Governance Committee has appropriately fulfilled its mandate in 2006.

(Signed) Conduct Review and Corporate Governance Committee

Eileen Mercier (Chair)
Yves Brouillette
Marcel Côté
Ivan E.H. Duvar

REPORT OF THE HUMAN RESOURCES COMMITTEE

The role of the Human Resources Committee is to assist management in defining a total management policy that supports the Company's overall strategy and objectives, attracting and retaining talent and key executives, linking total compensation to financial performance and attaining strategic objectives with a view to maximizing shareholder return. This includes policies and programs to foster an appropriate culture within the organization to meet goals with respect to diversity and fairness.

The Committee is composed of five Directors, all of them being independent directors, except for the Chairman of the Board, who is nominated by the majority shareholder.

The Committee recommends to the Board reward policies regarding compensation, benefits and pension plans. It reviews the Chief Executive Officer's assessment and compensation and reviews and approves or recommends to the Board for approval, the compensation of employees, management and Executives. The Committee also reviews the performance assessments of key senior Executives and ensures that an adequate succession plan is in place and implemented. It periodically reviews Directors' compensation.

Review of Strategic and Organizational Matters

The Committee reviewed compensation policy and practice, executive compensation and performance assessments of the Company's most senior Executives; it reviewed pension matters, the results of the employee survey and the employee share purchase plan. It also reviewed retention strategies, and the Total Rewards initiative and succession management for all key executive and senior management positions.

More particularly, the Committee:

- reviewed and assessed the Company's compensation philosophy as well as the executives' total compensation, which includes the short term incentive plan (STIP);
- reviewed recently announced organizational changes;
- reviewed and approved the senior management succession plan and recommended it to the Board;
- reviewed policies and approved total compensation that is in line with shareholders' long term interests for all ING Canada employees;
- reviewed the Directors' compensation plan and recommended 2006 grants under the ING Canada Deferred Share Unit Plan;
- reviewed and followed-up on action plans to promote diversity in the workplace;
- assessed the CEO's performance and reviewed the performance assessments of key executives and members of senior management;
- reviewed the Company's approach to the management of its pension plans;
- reviewed and approved implementation of the Employee Share Purchase Plan (ESPP). Effective July 1, 2006, employees who are not eligible to participate in the ING Canada 2005 Stock Incentive Plan may contribute up to 10% of their base earnings through payroll deduction. As an incentive for participation in the plan, the Company will contribute an amount equal to 50% of employee contributions. Common shares of ING Canada are purchased on the market by an independent broker and are held by a custodian on behalf of the participating employees. The shares bought with the Company's contributions are subject to certain restrictions for a period of twelve months.

The Committee is satisfied that the Human Resources Committee has appropriately fulfilled its mandate in 2006.

(Signed) Human Resources Committee

Marcel Côté (Chair)
Yves Brouillette
Paul Cantor
Louise Roy
Carol Stephenson

4: REPORT OF THE HUMAN RESOURCES COMMITTEE ON EXECUTIVE COMPENSATION

The following is the Human Resources Committee report on executive compensation for 2006.

Introduction

The Board mandated the Human Resources Committee (the "Committee") to supervise and approve or recommend to the Board the human resources practices and policies of the Company that support the Company's overall strategy and objectives.

The compensation principles that have been retained and reconfirmed by the Committee and approved by the Board are as follows:

- target total compensation levels (including base salary, short-term incentives and long-term incentives, benefits and pension) to the median of the relevant comparator market. While target total compensation levels are at the median, actual total compensation may be above median for the best performers when expectations in terms of growth, combined ratios (expenses and claims ratios) and Return on Equity performance relative to the Canadian property and casualty industry are met or exceeded. Conversely, total direct compensation may be below median if expectations are not met;
- attract, retain and motivate talented executives in a highly competitive business environment;
- offer compensation to management that includes a fixed base salary and variable components that align the objectives of employees with those of the Company and the long-term interests of the shareholders;
- link employees' short-term incentives both to individual performance and achievement of the Company's financial and strategic results;
- link management employees' long-term incentives to the Company's financial results relative to the financial results of the rest of the Canadian P&C insurance industry;
- identify additional incentive awards that reward performance and recognize special achievements.

Independent Advice

The Committee receives recommendations from management and the majority shareholder, ING Groep, taking into consideration all shareholders' interests. To this end, the Committee works with management and the Compensation team of ING Groep to review employment and compensation practices in the Canadian market in order to ensure that the Company's employees and management are competitively compensated. The Committee may also consult directly with independent experts to fulfill its mandate.

Components of the Compensation of Executives of ING Canada and its subsidiaries

The compensation of Executives (about 100 people) is composed of the following:

- base salary paid in cash to all Executives. Base salaries are adjusted from year to year based on individual performance. Market trends for comparable positions in the Canadian financial services industry are also considered when making salary adjustment decisions;
- all Executives participate in the annual, cash based, Short-term Incentive Plan (STIP). Awards are earned based on achievement of the Company's strategic financial and non-financial objectives and the personal performance of individual participants. At the beginning of each year, a target incentive opportunity is communicated to each participant. This target incentive opportunity is expressed as a percentage of the participant's salary. Incentive opportunity ranges from a minimum of 0% of target to a maximum of 200% of target. The Chief Investment Officer has a maximum of 300% of target. The median bonus practices of the Canadian financial service companies for comparable positions are considered when setting target bonus percentages;

- long term incentive plan; under the ING Canada 2005 Stock Incentive Plan, participants are awarded notional share units referred to as Performance Units. One performance unit is equal to one common share of ING Canada. The median long-term incentive practices of Canadian financial services companies for comparable positions are considered when determining the size of individual awards. Each award vests and is paid-out at the end of the three-year performance cycle. The value of the pay-out is based on the then current share market price and may be increased by up to 100% or decreased to as low as 0% based on the Company's three-year average return on equity relative to the Canadian P&C industry three-year average return on equity. The payment is in the form of ING Canada common shares. Restrictions are placed on such shares that prohibit their sale for a period of 2 years following payment of the award. Such unvested units lapse with early termination of employment of an executive, for any reason other than death, disability or retirement.

Pension Plans

ING Canada's executives at the level of vice-president and above benefit from two pension plans: a base plan, with pensionable earnings to the annual limits allowed by the Canada Revenue Agency ("CRA"); and a supplementary executive retirement plan ("SERP") for the difference between the limits established by the CRA and the executive's pensionable earnings. The SERP serves as a retention tool for executives and vests when the executive has completed five years of service with the Company and attained the age of 55. For certain senior executives, pensionable earnings comprise both base salary and 50% of short-term bonus targets.

The table contained in Section 5 hereunder illustrates the annual retirement benefits, effective January 1, 2000, available to certain of our executives, depending on their years of service. The pension benefits indicated are payable at normal retirement age. This table describes the retirement benefits under the current base plan and SERP combined.

Compensation of the President and Chief Executive Officer

Mr. Dussault's compensation is established separately by the Committee after considering the recommendations of ING Groep Executive Management. In 2006, the compensation package consisted of a combination of base salary, cash bonus under the Short Term Incentive Plan, a perquisite allowance equal to 5% of salary plus $7,500, benefits, and a Performance Unit Award under the ING Canada 2005 Stock Incentive Plan (for the 2006 performance year). The Board is of the view that this structure aligns the personal interest of Mr. Dussault with those of the shareholders.

In February 2006, the Committee approved a 4.6% salary increase for Mr. Dussault from $478,170 to $500,000, effective January 1st 2006.

The Committee also awarded Mr. Dussault a $650,000 annual incentive payment for 2005. The Board's decision on Mr. Dussault's annual incentive payment was based 75% on ING Canada's financial and strategic objective performance which achieved 178.1% of target, 10% on the financial performance of ING Americas that achieved 144% of target and 15% on the financial performance of ING Groep that achieved 141% of target.

During 2006, the Committee also approved a long-term incentive award for Mr. Dussault consisting of a grant of 24,463 performance units under the ING Canada 2005 Stock Incentive Plan for the 2006 performance year. The Committee determined the amount of this award after reviewing competitive market data and Mr. Dussault's individual performance.

Executive Compensation for 2004 through 2006

The Committee has reviewed the Executive Compensation of the most senior Executives for 2004 through 2006, which is presented in Section 5 hereunder.

(signature) Human Resources Committee

Marcel Côté, Chair
Yves Brouillette
Paul Cantor
Louise Roy
Carol Stephenson

5. EXECUTIVE COMPENSATION

Summary of Total Compensation of Named Executive Officers

Summary Compensation Table

		Annual Compensation			Long-Term Compensation				
					Awards[b]		Payouts[g]		
Name and Principal Position	Year	Salary ($K)	Bonus ($K)	Other Annual Compensation ($K)[a]	Options Granted (#)[b]	Performance Units/Shares Granted (#)[e]	RPU Shares (#)[f]	RPU Payout Value ($K)[g]	All Other Compensation
Claude Dussault	2006	500.0	650.0	—	—	24,463 (d)	15,030	690.9	—
President and Chief	2005	478.2	619.4	—	—	32,726 (d)	8,820	323.1	—
Executive Officer	2004	461.7	450.9	—	40,890	13,630 (c)	1,150	32.9	—
Marc Provost	2006	250.0	406.5	—	—	4,077 (d)	—	—	—
Senior Vice President, Managing Director & Chief Investment Officer IIM	2005	250.0	227.0	—	—	5,703 (d)	—	—	—
	2004	220.0	—	—	—	440 (c)	—	—	—
Mark Tullis[h]	2006	320.0	—	—	—	8,263 (d)	—	—	—
Senior Vice President and CFO									
Mike Cunningham[i]	2006	85.1	287.5	—	—	—	—	—	—
Senior Vice President	2005	364.2	250.9	—	—	5,001 (d)	2,110	77.6	—
and CFO	2004	375.8	243.9	60.1	9,410	3,137 (c)	2,220	63.2	—
Derek Iles	2006	333.0	306.5	—	—	8,599 (d)	4,790	220.2	—
Executive Vice President	2005	319.8	314.9	—	—	11,559 (d)	2,750	100.7	—
	2004	309.9	213.7	—	13,720	4,574 (c)	500	14.3	—
Jacques Valotaire	2006	331.2	294.5	—	—	8,552 (d)	4,660	214.2	—
Executive Vice President	2005	319.6	293.5	—	—	11,559 (d)	2,700	98.9	—
	2004	299.8	193.7	—	13,280	4,427 (c)	770	22.1	—

(a) The compensation package for the Named Executive Officers includes perquisites. Perquisites and other personal benefits, securities or property are only included in the "Other Annual Compensation" columns where items in the aggregate exceed the lesser of $50,000 or 10% of salary and bonus.

Awards

(b) In 2004, the named executive officers were granted options under the ING Groep global long-term incentive plan called ***leo*** (Long-Term Equity Ownership) which was implemented in 2004. Options granted under prior plans will continue to be held until exercise, vesting or expiration. The stock options have a strike price (in EUR) equal to the fair market value of ING Groep stock on the date of grant. The options granted under ***leo*** vest three years after the grant date and can be exercised up to seven years after the vesting date.

(c) In 2004, the executive officers named above were granted performance shares under ***leo***. Under this plan, participants were granted contingent shares which have a notional value equal to one share of ING Bearer Depository Receipts (BDR) as listed on the Euronext Stock Exchange. The actual number of shares awarded is based on ING Groep's three-year Total Shareholder Return relative to a peer group of international financial services companies. The range of potential payout under the Plan can vary from 0% to 200% of target.

(d) In 2005 and in 2006, the executive officers named above were granted performance units under the ING Canada 2005 Stock Incentive Plan, except for Mr. Cunningham who was not granted performance units in 2006. These awards are further explained under Components of the Compensation of Executives of ING Canada and its subsidiaries above.

(e) The aggregate number of performance units and performance shares held by Mr. Dussault, Mr. Provost, Mr. Tullis, Mr. Cunningham, Mr. Iles, and Mr. Valotaire as of December 31, 2006 were 70,819, 10,220, 46,887, 8,138, 24,732, and 24,538 respectively.

Payouts

(f) Awards were made to the named executive officers under the ING Americas Stock Incentive Plan 2001-2003, 2002-2004 and 2003-2005 Restricted Performance Unit (RPU) cycles. Participants were provided a contingent award of a target number of RPU's, each of which are equal to one Amercian Depository Receipt (ADR) as traded on the New York Stock Exchange at the beginning of each cycle. For the 2001-2003 and the 2002-2004 performance cycles the final payout was dependant on the collective financial performance of ING

Americas during the respective cycle. For the 2003-2005 performance cycle, the final payout was dependent on ING Groep's three-year Total Shareholder Return relative to a peer group of international financial services companies. Payouts could range from 0%-200% of target. Performance under the 2001-2003, 2002-2004 and 2003-2005 cycles resulted in payouts of 61.6%, 111% and 133% of target, respectively. The number of units shown represents 61.6%, 111% and 133% of each individuals target award, respectively.

(g) For Canadian participants, the value of the earned shares is deposited into a notional share account (a phantom account) that tracks the price of ING Groep stock. The notional shares are credited with dividends and liquidated subsequent to the termination of employment. The value was converted from Euros to Canadian Dollars at the March 31, 2004, March 31, 2005, and March 31, 2006 exchange rates of C$1.6018, C$1.5720, and C$1.4169 = €1.00, respectively; and, ING BDR price as listed on the Euronext Exchange of €17.88, €23.30 and €32.60, respectively.

(h) Mr. Tullis is a U.S. expatriate. He joined ING Canada January 1st, 2006. His annual salary is a Canadian fixed amount, paid by ING Americas and charged back to ING Canada. Mr. Tullis participates in the ING Americas 401k plan. His total remuneration is aligned on the relevant Canadian comparator market.

(i) Mr. Cunningham worked exclusively for ING Canada, but further to an arrangement with ING Americas, 50% of his remuneration was paid by ING Americas and the remaining 50% by ING Canada. The dollar amounts shown above represent Mr. Cunningham's total remuneration package and is converted from U.S. dollars to Canadian dollars. Mr. Cunningham effectively retired March 31st, 2006.

Long Term Incentive Plan (LTIP) — Awards in Most Recently Completed Financial Year

NEO Name	Securities, Units or Other Rights	Performance or Other Period Until Maturation or Payout	Estimated Future Payouts Under Non-Securities-Price-Based Plans: Threshold (#)	Target (#)	Maximum (#)
Claude Dussault	24,463	December 31, 2008	0	24,463	48,926
Marc Provost	4,077	December 31, 2008	0	4,077	8,154
Mark Tullis(1)	8,263	January 1st, 2009	0	8,263	16,526
Mike Cunningham(2)	0	—	—	—	—
Derek Iles	8,599	December 31, 2008	0	8,599	17,198
Jacques Valotaire	8,552	December 31, 2008	0	8,552	17,104

(1) Mr. Tullis is subject to US Internal Revenue Code section 409(a); his vesting date is January 1st of the year following the end of the performance period.

(2) Mr. Cunningham retired as of March 31st, 2006. He therefore did not receive any performance units for the year 2006. His performance units vested in July 2006.

In 2005, ING Canada established a long-term incentive plan called ***The ING Canada 2005 Stock Incentive Plan (the "Plan")***. Under the ***Plan***, members of management are granted performance units.

The performance units are contingent awards of ING Canada stock that vest at the end of three-year performance periods. The final payout is dependent on ING Canada's three year average Return on Equity (ROE) relative to the three-year average ROE performance of the Canadian Property and Casualty Industry. Payouts can range from 0%-200% of target, depending on ING Canada's relative ROE performance over the three-year performance period. Resale restrictions are placed on ING Canada stock awarded under the plan that prohibit sale or transfer for two years following the award.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

NEO Name	Securities, Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable/Unexercisable	Value of Unexercised in-the-Money Options at FY-End (CAD$)(1) Exercisable/Unexercisable
Claude Dussault	0	0	102,550 / 40,890	1,491,818 / 929,762
Marc Provost	0	0	0 / 1,320	0 / 75,184
Mark Tullis	0	0	141,950 / 115,995	3,532,589 / 2,174,683
Mike Cunningham(2)	28,450	588,016	68,520 / 0	1,437,899 / 0
Derek Iles	3,000	88,665	31,550 / 13,720	155,690 / 311,967
Jacques Valotaire	8,600	245,772	36,220 / 13,280	319,978 / 301,962

(1) Closing price of ING Groep stock as of December 29, 2006: €33.59. The value of unexercised options was converted from Euros at the 2006 year-end exchange rate of C$1.5281 = €1.00.

(2) The aggregate value realized for Mr. Cunningham was converted from U.S. dollars to Canadian dollars at the 2006 year-end exchange rate of C$1.1592 = U.S. $1.00.

Pension Plan Entitlements based on Years of Service
(in $ per year)

Final Average Earnings[1]	Years of Service[2] 15	20	25	30	35	40
$ 125,000	$ 37,500	$ 50,000	$ 62,500	$ 75,000	$ 87,500	$ 100,000
150,000	45,000	60,000	75,000	90,000	105,000	120,000
175,000	52,500	70,000	87,500	105,000	122,500	140,000
200,000	60,000	80,000	100,000	120,000	140,000	160,000
225,000	67,500	90,000	112,500	135,000	157,500	180,000
250,000	75,000	100,000	125,000	150,000	175,000	200,000
275,000	82,500	110,000	137,500	165,000	192,500	220,000
300,000	90,000	120,000	150,000	180,000	210,000	240,000
400,000	120,000	160,000	200,000	240,000	280,000	320,000
500,000	150,000	200,000	250,000	300,000	350,000	400,000
600,000	180,000	240,000	300,000	360,000	420,000	480,000
700,000	210,000	280,000	350,000	420,000	490,000	560,000
800,000	240,000	320,000	400,000	480,000	560,000	640,000
900,000	270,000	360,000	450,000	540,000	630,000	720,000
1,000,000	300,000	400,000	500,000	600,000	700,000	800,000
1,100,000	330,000	440,000	550,000	660,000	770,000	880,000
1,200,000	360,000	480,000	600,000	720,000	840,000	960,000
1,300,000	390,000	520,000	650,000	780,000	910,000	1,040,000
1,400,000	420,000	560,000	700,000	840,000	980,000	1,120,000
1,500,000	450,000	600,000	750,000	900,000	1,050,000	1,200,000

(1) Pensionable earnings are calculated by adding base salary and 50% of target short-term bonus entitlement for the named executive officers except Mr. Cunningham and Mr. Tullis. The final average earnings are calculated on the best 5 consecutive years out of the last 10.

(2) Prior to January 1, 2000, pension entitlement was slightly lower than shown in the above table, being based on 1.3% per year of service up to the annual CRA maximum and 2% per year of service for pensionable earnings above that maximum. The above pension entitlements are based on 2% of the final average earnings per year of service and are not subject to Canada Pension Plan or Quebec Pension Plan offset amounts.

The following table sets out the years of credited service of our named executive officers, other than Mr. Cunningham and Mr. Tullis, who participated in pension plans with ING Americas, as at December 31, 2006.

	Years of Credited Service
Claude Dussault	21
Marc Provost	8[1]
Derek Iles	13
Jacques Valotaire	24[2]

(1) Mr. Provost has 8 years of credited service with respect to the base plan and 3 years of credited service with respect to the SERP. Upon reemployment with the Company, it was agreed for Mr. Provost to buy back years of credited service for his previous service at ING Canada with respect to the base plan only.

(2) Mr. Valotaire has 24 years of credited service with respect to the base plan and 16 years of credited service with respect to the SERP. Upon employment with the Company, it was agreed for Mr. Valotaire to buy back years of credited service with his previous employer with respect to the base plan only.

Compensation of Directors

Please refer to the "Directors Compensation" section at page 11 of this Circular.

6: INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS AND LIABILITY INSURANCE

To the knowledge of the Company, there was no outstanding indebtedness to the Company or to its subsidiaries, incurred by Directors, executive Officers, employees or former Directors, executive Officers or employees of the Company, except under a loan program for the acquisition of computer equipment and software that is available to all the employees of the Company. Advances to a person under this program are of a nominal value (average: $4,000). As well, a number of executive officers benefited from a reduced rate of interest on their personal residence mortgage, provided by a sister company, ING Bank of Canada; this program provides for a company subsidy of up to 30% of the Bank's posted rate plus 1% for the offered term.

ING Canada is covered by civil liability insurance for Directors and Officers of the Company and its subsidiaries that is purchased by ING Groep, N.V. for itself and all its subsidiaries. This policy provides coverage in excess of Euros 125,000,000 (approximately C$193,000,000, as of March 29, 2007) with an ING Canada deductible of Euros 100,000 (approximately C$154,400, as of March 29, 2007) per claim. Please note that there is no deductible charged to any individual director, officer or employee. This insurance covers directors, officers and employees of the Company for acts committed in the performance of their duties as directors, officers or employees; illegal acts and those committed for personal gain are excluded from this coverage. The premium paid by the Company (Euros 172,000 for the current policy year, or approximately C$265,568, as of March 29, 2007) is part of the allocation of costs, fees and expenses of ING Groep, N.V. to its subsidiaries for services provided to them; such allocation is generally based on costs, fees and expenses which approximates fair value.

7: PERFORMANCE GRAPH OF THE COMMON SHARES OF THE COMPANY

The following graph compares the total cumulative return for $100 invested in Common Shares on December 10, 2004, with the total cumulative return of the S&P/TSX Composite Index and the S&P/TSX Composite Index-Property & Casualty Insurance for the period from December 10, 2004, the date the Common Shares commenced trading on the Toronto Stock Exchange (the "TSX"), through to December 29, 2006.

Cumulative Value of a $100 Investment Assuming Reinvestment of Dividends



$210
$180
$150
$120
$90

	Dec. 10, 2004	Dec. 31, 2004	Dec. 30, 2005	Dec.29, 2006
ING Canada	100.00	112.73	200.38	208.72
S&P/TSX Composite Index	100.00	102.79	127.58	149.61
S&P/TSX Composite Index – Property & Casualty Insurance	100.00	103.37	128.16	117.87

8: CORPORATE GOVERNANCE PRACTICES

Although ING Canada was a private company until December 10, 2004, it had a long-standing practice of following strict corporate governance rules and implementing progressive governance practices on the basis that it was a wholly-owned subsidiary of a large publicly listed financial holding company, and that it was also the holding company of a number of highly regulated financial institutions in Canada.

ING Canada, following the example of its parent company, ING Groep, considered that corporate governance and sound market practices were essential components of its operations. As a Canadian reporting issuer with securities listed on the Toronto Stock Exchange ("TSX"), ING Canada has corporate governance practices that are consistent and rate well with regards to the requirements of the TSX and the applicable rules of the Canadian Securities Administrators ("CSA").

ING Canada has signed with ING Groep a Co-operation Agreement and other related agreements whereby ING Groep has special approval rights in certain circumstances. These rights include the right to nominate and elect a certain number of directors to the Board of ING Canada as determined by the percentage of common shares of the Company owned by ING Groep from time to time. Currently, ING Groep has the right to nominate and elect five directors out of twelve. Please refer to "Supplemental PREP Prospectus of December 9, 2004 of ING Canada Inc, p. 39 to 44 — "Relationship with ING Groep" for further information.

The Company's Statement of Corporate Governance Practices is attached as Schedule A to this Circular.

9: SHAREHOLDER PROPOSALS

The *Canada Business Corporations Act* permits certain eligible shareholders of the Company to submit shareholder proposals to the Company for inclusion in a management proxy circular for an annual meeting of shareholders. No shareholder proposals were submitted for consideration at the 2007 annual meeting of shareholders. The final date by which the Company must receive shareholder proposals for the annual meeting of shareholders of the Company to be held in 2008 is December 31, 2007.

10: SUBSTANTIAL ISSUER BID

On February 15, 2007, the Company announced its intention to repurchase for cancellation up to $500 million of its common shares through a substantial issuer bid, by way of a modified Dutch Auction. ING Groep has informed the Company of its intent to submit common shares sufficient to maintain its holding at 70%. A circular containing the full details of the issuer bid and procedures for tendering shares was filed with the appropriate Canadian securities regulators on February 19, 2007 and is available in the Investor Relations section of the Company's web site at www.ingcanada.com and on SEDAR at www.sedar.com.

11: ADDITIONAL INFORMATION AND CONTACTING ING CANADA

Further information relating to ING Canada may be obtained from its website at www.ingcanada.com and from the SEDAR website at www.sedar.com. Financial information is provided in the Company's comparative financial statements and management's discussion and analysis for the fiscal year ended December 31, 2006 and these documents are accessible through SEDAR.

To obtain a copy of these documents together with the Company's Annual Information Form, when available, at no cost, please contact the Secretary's Office of the Company at 700 University Avenue, Suite 1500-A (Legal), Toronto, Ontario, M5G 0A1, or by telephone at 1-877-341-1464, ext. 45149 or by fax at (416) 941-5322, or at 1611 Crémazie Boulevard East, 10th Floor, Montreal, Quebec, H2M 2R9, or by telephone at (514) 985-7111, ext. 8367 or by fax at (514) 842-6958; you may also contact the Investors Relations Department of the Company at 700 University Avenue, Suite 1500, Toronto, Ontario, M5G 0A1, or by telephone toll-free within North America at 1-866-778-0774 ((416) 941-5181 outside North America), or by fax at (416) 941-0006.

12: APPROVAL OF THE BOARD OF DIRECTORS

The Board of Directors of the Company has approved the contents and the sending of this Management Proxy Circular to the shareholders of the Company.

Françoise Guénette
Senior Vice-President,
Corporate and Legal Services and Secretary

March 30, 2007

SCHEDULE A

Statement of Corporate Governance Practices

In establishing its governance practices, the Board of ING Canada has adopted principles, structures and processes to enable the Board to carry out its responsibilities more effectively and that are focused on the implementation, development and maintenance of a compliance and corporate governance mindset throughout the company.

These principles, structures and processes include the following: a Code of Conduct that details high ethical standards; the support of a dedicated Compliance team that follows legislative, regulatory and compliance and governance rules, trends and best practices; various policies and reporting mechanisms including Whistleblower procedures and Incident Reporting. The Company has also put in place strict policies on conflict of interest, disclosure of material information and insider trading.

By virtue of the Code of Conduct, the Company has endorsed high ethical and compliance principles to promote integrity. These principles shape the Company's activities globally and apply to all of our employees, officers and directors. They include abiding by the law, respecting confidentiality, avoiding conflicts of interest, respect in the workplace, proper use of the Company's resources and opportunities and sound market conduct, the whole based on personal accountability.

The compliance programs and systems, including the Code of Conduct and its related policies and processes, are managed by the Company's full-time dedicated compliance team that reports to the Senior Vice-President, Corporate and Legal Services, and Secretary, in addition to 27 representatives from the operations and Human Resources departments across Canada. This statement of corporate governance is responsive to the rules and guidelines adopted by the Canadian securities regulatory authorities, as set out in National Instrument 58-101 Disclosure of Corporate Governance Practices, National Policy 58-201 Corporate Governance Guidelines and Multilateral Instrument 52-110 on Audit Committees ("Disclosure Rules"). The Board of Directors has approved this disclosure on the recommendation of its Conduct Review and Corporate Governance Committee.

Additional information about our governance programs may be found in our 2006 Annual Report, on SEDAR where our Code of Conduct is filed, and in this Statement of Corporate Governance Practices.

We will continue to follow changes and consider amendments to our governance practices as appropriate and in the context of our relationship with our majority shareholder. Please refer to "Supplemental PREP Prospectus of December 9, 2004 of ING Canada Inc, p. 39 to 44 — "Relationship with ING Groep" for further information.

BOARD OF DIRECTORS

Director Independence

The Company is subject to various disclosure rules, guidelines and requirements governing the independence of the Board and its committees.

Independence of a director is defined as a person who has no direct or indirect material relationship with the Company, its parent, subsidiaries, or its auditors, or as a partner, officer or significant shareholder of an entity that has a material relationship with the Company.

The Conduct Review and Corporate Governance Committee determines, at least annually, whether a director is independent, based on information provided by each director on a conflict of interest questionnaire that lists his/her personal business and other relationships and dealings with the Company or its affiliates and our auditors. The conflict of interest questionnaire also requires disclosure of all entities with which a director or an officer is involved.

Additional information relating to each director standing for election, including the name(s) of any other reporting issuer(s) on whose board the director serves and the attendance record for each director, may be found on pages 3 to 9 of this Circular.

As stated above, the Company has signed a Co-operation Agreement with its majority shareholder whereby ING Groep is entitled to appoint and elect nominees to the Board of ING Canada based upon its ownership stake in the Company: ING Groep is currently entitled to appoint and elect five (5) nominees out of twelve (12) candidates to be elected to the Board.

Seven (7) out of the twelve (12) candidates proposed for election qualify as unrelated and independent, as they are independent from management and from the majority shareholder, and free from any interest, function, business or other relationship that could, or could reasonably be perceived to, materially, interfere with the Director's ability to act in the Company's best interest. Among the seven members are Eileen Mercier and Paul Cantor, who, along with ING Groep nominee Claude Dussault, are currently Directors of ING Bank of Canada, which reports to the banking division of ING Groep, such division being separate from the insurance division of ING Groep and therefore not reasonably expected to interfere with the exercise of the independent judgement of these three directors.

Lead Director

The roles of Chairman and Chief Executive Officer are separate. Yves Brouillette, a director nominated and elected by ING Groep, acted as Chairman in 2006; he has acted as "lead director" to manage the independence process and lead the Board and its committees in meeting their obligations and responsibilities to all shareholders. Mr. Brouillette has presided over private sessions of the independent directors (and occasionally private sessions of all of the directors) without the presence of management. In 2006, four (4) such meetings were held among members of the Board.

It is also the practice of each Committee of the Board to meet without management present immediately following each of its meetings. Topics discussed at these meetings include, but are not limited to, Board processes and contexts, succession planning, executive assessments and strategy. Each of these committees (Conduct Review and Corporate Governance Committee, Audit and Risk Review Committee and Human Resources Committee) held four (4) private meetings during 2006.

It is to be noted that Mr. Yves Brouillette retired in 2005 from all of his functions at ING Groep, including as Chief Executive Officer of ING Latin America. Mr. Brouillette is now a corporate director who will continue to be nominated and elected by ING Groep and will continue to act as Chairman of the Board until further notice. Mr. Brouillette will ensure a liaison between the Board and its committees, the Board and management, and the Board and the majority shareholder: in this regard, the Chairman works closely with the Chair of the Conduct Review and Corporate Governance Committee and with the Chair of all of the other Committees.

Board Mandate

The Board, either directly or through its committees, explicitly assumes responsibility for the stewardship of the Company; it is responsible for the supervision of the management of the business and affairs of the Company with the objective of enhancing the value of the Company for its shareholders and with a view to ensuring the Company's long-term viability.

The Board Mandate (reproduced on page 33 of this Circular) sets out the responsibilities of the Board, which can be summarized as follows: review and approval of the strategic plan and in relation thereto approval of material transactions; supervision of Senior Management and succession planning including the appointment of the Chief Executive Officer and ensuring that other executives are in place to ensure sound management of the Company; oversight of financial reporting including ensuring the accuracy of financial statements and returns and timely reporting and disclosure; assessment by the Board of its own effectiveness and that of its committees and members; ensuring that the Company has sound risk management programs and also ensuring that the Company has appropriate internal controls in place; and ensuring a business ethics, compliance and corporate governance mindset and creation of a culture of integrity throughout the organization. Finally, the mandates of the Board and all its committees confirm independent access of the Board and its committees to outside consultants and experts.

Position descriptions

The Board Mandate and the position descriptions of the Chairman of the Board and of the Committee Chairs define the roles and responsibilities of the Board, its Committees and their Chairs. The description of the functions of the Chief Executive Officer delineate management's responsibilities. These mandates, the by-laws of the Company and Board resolutions that are adopted from time to time, including signature authority limits, clearly define the limits to management's authority.

The description of the functions of the Chairman of the Board takes into account the special relationship that exists between the Company and its majority shareholder, ING Groep, through the Co-operation Agreement.

The description of functions of the President and Chief Executive Officer has been developed with the input of the Chief Executive Officer and has been approved by the Board of Directors. This description of functions includes: Leadership role; Strategic Planning; Financial Results; Succession Planning; Human Resources Management; Board Relations and Overall Performance. The CEO is responsible for defining, communicating and implementing the strategic direction, goals and core values of the Company with a view to maximizing shareholders value and ensuring the long-term viability of the Company.

Orientation and Continuing Education

Each Director receives a Directors' Manual or an update of the Directors' Manual periodically. A copy of the Directors' Manual is also provided to new Directors. This Manual includes information on the corporate and organizational structures of the Company and its subsidiaries, a description of its Board and Committees, their mandates and composition, the corporate governance and compliance programs of the Company, and a template of the subjects presented to the Board and its Committees at each of their regular meetings.

Directors are expected to attend all Board and Committee meetings in person, although attendance by video-conference or telephone is also accepted in appropriate circumstances. Directors are also expected to prepare in advance of each meeting in order to positively contribute to discussions and decisions.

At each Board meeting, a strategic review is presented to the Board that repositions the Company in its various markets and that reiterates main developments and challenges; at such meetings, special subjects are also covered with a view to keeping the Directors informed and up-to-date in relation to industry developments, new legislation that affects operations and distribution, major files and projects, as well as political and social trends. Each year, at the dedicated strategic planning meeting, an overview of the industry is provided to the Directors together with an assessment of the risks and opportunities and market trends: threats and opportunities as well as strengths and weaknesses are presented and discussed with the Board of Directors, who are expected to give their points of view and provide input on the assessment of such risks. Senior Management is also invited to present its vision of the main aspects affecting the Company's sectors of activities. In addition, an industry publication of the Insurance Bureau of Canada detailing industry results and its main issues is made available to the Directors on a quarterly basis.

Finally, a training session is organized from time to time to cover various aspects related to the Company and its subsidiaries, including subjects such as industry information, interpretation of financial information, marketing programs, distribution programs, corporate governance, risk management and other pertinent subjects.

Programs for new Directors also include one-on-one meetings with executives holding key functions at the Company.

Code of Conduct and Ethics

The Board has adopted a Code of Conduct that is filed on SEDAR. This Code of Conduct applies to all employees, officers and Directors of the Company. It provides a framework to promote integrity and, together with related compliance programs, it provides mechanisms to detect and deter wrongdoing.

The Code of Conduct promotes the highest levels of personal conduct and ethical standards in conformity with the law while promoting the spirit of fairness and honesty behind the law; it promotes respect for privacy and confidential information and fosters open and honest communication and disclosure.

A number of policies have been adopted over the years and are amended from time to time to take into account new trends in best practices and legal requirements; such policies include Conflicts of interest, Protection and proper use of the Company's assets and opportunities, Incident Reporting and Whistleblowing procedures. In this regard, procedures allow reporting on a confidential and anonymous basis: complaints can be made by telephone or e-mail or direct communications through Internal Audit Services, the Law and Compliance Department or Human Resources: complaints can also be brought to the Conduct Review and Corporate Governance Committee or to the Board. All complaints and compliance issues are reported to the Legal and Compliance team that makes a determination as to the most appropriate forum to deal with the complaint. The Senior Vice-President, Corporate and Legal Services, and Secretary, who is also ultimately responsible for Compliance in Canada, reports to the Conduct Review and Corporate Governance Committee on a quarterly basis and to the Board on an annual basis: such reports cover compliance programs, compliance issues, clients' complaints handling process and statistics, performance for the past year and Action Plan for the following twelve to fifteen months. The Audit and Risk Review Committee is also notified by the Senior Vice-President, Corporate Audit Services, if a complaint relates to accounting, internal controls or audit matters or if fraudulent conduct is involved. In such instances, the Audit and Risk Review Committee determines how the case will be handled.

Nomination of Directors

The Conduct Review and Corporate Governance Committee is the nominating committee of the Board of Directors. As such, this Committee is responsible for the review of the "Nomination Policy for the Board and Committee Members" (the "Nomination Policy") and for its implementation once it is approved by the Board. The Committee also reviews the nomination process as well as the orientation and education programs for new members and for current members.

The Conduct Review and Corporate Governance Committee is also responsible for ensuring assessment of the Board of Directors and the members of the Board and its Committees on an on-going basis. As part of the process, the Committee considers the competencies and skills of the Board, as a whole, and required competencies and skills from new members. Candidates are screened to ensure they have the following attributes: integrity, judgment, financial literacy, excellent communication skills, ability to act as a team player, in addition to adhering to the values of the Company expressed in its Code of Conduct and related policies referred to above.

A Skills Matrix has been developed for use by the Conduct Review and Corporate Governance Committee that identifies the talent and board requirements of current and potential directors.

The maintenance of an "ever-green" list of Director candidates by the Conduct Review and Corporate Governance Committee was approved for use in the event of future vacancies on the Board of Directors.

The Nomination Policy process also provides for verification and monitoring of conflicts of interest and relationships with the Company and its affiliates, as well as the independence of directors.

In 2006, the Committee was composed of four members, including the Chairman of the Board, who is an ING Groep appointee.

Size of the Board and Election of Directors

The size of the Board and the election process, including the majority voting policy for election of Directors, is described on page 3 of this Circular. We consider that the size of the Board and its Committees is appropriate. With respect to the election process, as previously noted, it is subject to the Co-operation Agreement between the Company and ING Groep.

Compensation

See pages 11 and 18 to 22 of this Circular for information on Directors' Compensation; CEO assessment and determination of remuneration.

Board Assessment

For many years now, the Board has been proceeding to its Self-Assessment. Prior to 2005, the Self-Assessment was completed by the independent Board members only. From 2005 onward, the Self-Assessment questionnaire is also completed by the related directors who represent ING Groep; it was judged that the Company would benefit from the vast experience of the related directors regarding Board matters and functioning. The results of the two groups are analyzed separately and jointly for the benefit of the Conduct Review and Corporate Governance Committee and the Board.

The Conduct Review and Corporate Governance Committee monitors the Board Self-Assessment process and reports to the Board which also receives the Summary Report and analysis that includes all of the comments received from the directors. The Conduct Review and Corporate Governance Committee also reviews and approves the Action Plan to address comments from the Directors with a view to improving Board and Committee processes, documentation and performance.

A process has been put into place for the Self-Assessment of each individual director with the assistance of an external consultant that has developed questionnaires and processes adapted to the particular context of the Company. Both the process and the questionnaires are reviewed annually to make sure they continue to be adapted to our particular context and to take into account new trends and best practices. The Self-Assessment process includes completion of the Self-Assessment questionnaire by all of the directors, who return it on a confidential basis to the Secretary's Office for analysis and reporting to the Chairman of the Board, with recommendations. Each director will then meet with the Chairman of the Board to discuss his or her contribution to the Board and its Committees, as well as his or her own competencies and skills and what he or she is expected to bring to the Board. The Chairman of the Board discusses his self-assessment with the Chair of the Conduct Review and Corporate Governance Committee. The Report is presented to the Conduct Review and Corporate Governance Committee.

Disclosure process

The Board has approved disclosure policies upon the recommendation of the Conduct Review and Corporate Governance Committee and the Audit and Risk Review Committee. The corporate disclosure policies include processes and guidelines for ensuring the timely disclosure of all material information; this policy has established guidelines to avoid selective disclosure and to ensure wide and timely dissemination of material information. The Disclosure Committee is composed of the CEO, the CFO, the Senior Vice-President, Corporate and Legal Services, and Secretary (who chairs this Committee), the Head of Communications and other representatives of the Company, including the Chief Operating Officer and representatives from the Company's Investor Relations Department; this Committee reviews and assesses each specific issue or situation to determine if it constitutes material information and if, how and when it should be publicly disseminated. The Disclosure Committee also determines if a situation must be referred to the Audit and Risk Review Committee or the Board for consideration and further assessment.

The Disclosure Committee has a sub-committee dedicated to financial disclosure: this sub-committee is composed of executives knowledgeable and possessing the skills and proficiencies to review and assess financial information. This Sub-Committee meets on a quarterly and annual basis and as needed to review any financial information that is made public by the Company; it recommends the approval of key documents to the Board or its Audit and Risk Review Committee, such as interim and annual financial statements, MD&A and Press Releases.

Committees of the Board

The Board has appointed the following committees:

- *Conduct Review and Corporate Governance Committee*

  This Committee has three main functions:

  - it is responsible for developing and maintaining principles and programs consistent with the highest standards of corporate governance, compliance and market conduct;
  - as previously noted, this Committee is the Nominating Committee of the Company;
  - the Committee is also responsible for designing and implementing the Board and individual directors' assessment programs.

  In 2006, no outside consultant was retained by the Committee. A report of the activities of this Committee for 2006 is available on page 14 of this Circular: it includes the names of the Chair and the Committee members.

- *Audit and Risk Review Committee*

  The main functions of this Committee are:

  - oversee the integrity of the Company's financial information and its timely disclosure;
  - review the works and programs of the Company's Internal Audit Services and oversee the quality and integrity of the internal controls and procedures;
  - establish procedures for the receipt and treatment of complaints received by the Company regarding internal accounting controls or auditing matters and fraud cases;
  - oversee the risk management policy and procedures;
  - ensure relationship with External Auditor and, in this regard, review the External Audit proposed programs and recommend the remuneration of the External Auditor to the Board of Directors.

  This Committee is composed of independent directors only and the Board of Directors has determined that each member of the Committee is "financially literate" as such terms are used in the CSA rules.

  This Committee meets in private with the Internal Auditor, the External Auditor, the Chief Actuary, the Compliance Officer, the Risk Management Officer and Management. The members of the Committee also meet in private at each meeting, without the presence of Management.

  This Committee also pre-approves all audit and non-audit services performed by the External Auditors.

  See page 12 of this Circular for fees paid to External Auditor in 2006 and page 13 for the report on the activities of this Committee in 2006, including the names of the Chair and Committee members.

- *Human Resources Committee*

  The role of this Committee is to assist management in defining total management policy that supports the Company's overall strategy and objectives, attracts and retains talent and key executives and links total compensation to performance and attaining objectives.

  The main functions of this Committee are:

  - review and assess the CEO at least once a year and recommend the CEO's compensation to the Board for approval;
  - review the assessment of the senior executives of the Company and approve their compensation;
  - review the policies and programs related to succession planning and talent development;
  - review the Directors' compensation with the same philosophy as that used for senior executives, namely to attract and retain key Board members with a view to enhancing the Company's ability to determine its

plans and strategies for attainment of the Company's objectives, and links their compensation, in part, to the same interest as the shareholders.

See page 16 of this Circular for the Report on the activities of this Committee for 2006, including the names of the Chair and the Committee members.

See page 11 of this Circular for information regarding Directors' compensation and page 20 for information regarding Executive Compensation.

- *Investment Committee*

  The role of this Committee is to advise the Company on the investment strategies that are appropriate in the context of the P&C insurance subsidiaries' activities.

  The main functions of this Committee are:

  - recommend to the Board of Directors the adoption of an investment policy that is likely to support the P&C subsidiaries in meeting their financial obligations, in addition to maximizing the return on such investments while preserving value for the long-term;
  - approve strategies that are in line with the investment policy approved and reviewed by the Board from time to time;
  - approve investment tools in view of supporting the furtherance of the investment policy and strategies of the Company;
  - review investment results of the Company and take appropriate measures to re-align strategies and select or re-select advisors and portfolio managers;
  - review and follow specific investments as required; and
  - review compliance reports in relation to the activities of the portfolio manager, ING Investment Management, Inc., a wholly owned subsidiary of the Company.

SCHEDULE B

Mandate of the Board of Directors ING Canada Inc. And its P&C Insurance Companies

I. Purpose

The main responsibility of the Board of Directors is to oversee the management of business and affairs of the Company. In this regard, the Board establishes policies, reporting mechanisms and procedures in view of safeguarding the assets of the Company and ensuring its long-term viability, profitability and development. The Board appoints the following committees to assist it in its stewardship role: the Audit and Risk Review Committee, the Conduct Review and Corporate Governance Committee, the Human Resources Committee, and the Investment Committee. The Board may also appoint other Committees, such as Pension Committee or Risk Management Committee and others, as it deems appropriate.

II. Composition

The composition of the Board is determined based on applicable legal requirements and subject to the Co-operation Agreement and related documents executed by ING Canada Inc. and ING Groep N.V., effective December 15, 2004 (the "Co-Operation Agreement"), as may be modified from time to time. The mandate of the Board requires complementary knowledge, skills and expertise on the part of the directors, to enable them to positively contribute to the achievement of the Company's corporate objectives. The Nomination Policy for the Board of Directors, as approved from time to time by the Board, serves as a guide to determine the composition of the Board.

III. Process and Operations

The Board of Directors meets at least four times per year. The calendar of meetings is determined at the end of the preceding year for the following year.

IV. Mandate

The Board of Directors supervises the management of the business and affairs of the Company. In exercising this role, the Board fulfills the following responsibilities:

1. Strategic Planning

Each year, the Board reviews, discusses and approves the strategic plan and the corporate objectives of the Company; it reviews and discusses attainment of results at each of its quarterly meetings, to ensure close monitoring of key objectives and prompt realignment, if judged appropriate.

In relation thereto, the Board reviews with management the opportunities and risks of the Company's three-year plan, including the Budget for the following year.

As part of strategic planning, the Board also reviews and approves material transactions and reorganizations, such as acquisitions, dispositions, mergers, corporate reorganizations, alliances and financing.

2. Supervision over Senior Management and Succession Planning

The Board is responsible for ensuring that the Company is supported by an appropriate organizational structure including a CEO and other executives who have complementary skills and expertise to ensure the sound management of the business and affairs of the Company and its long-term profitability.

To play its role, the Board delegates this function to its Human Resources Committee that will make recommendations to the Board on the appointment, assessment, compensation and termination (if applicable) of the CEO and other executives and see to the assessment of Senior Management. The Committee will advise management in relation to its succession planning including the appointment, training and monitoring of senior management.

To support these objectives, the Human Resources Committee reviews, discusses and recommends or approves compensation and benefit plans for employees, management and Senior Management in view of attracting and retaining talent and linking total compensation to financial performance and the attainment of strategic objectives.

3. Financial Reporting & Disclosures

The Board of Directors is responsible for ensuring that the Company adopts appropriate policies and procedures for the accuracy of its financial statements and returns and the timely reporting and disclosure of financial information to regulators and shareholders, respectively.

The Board may delegate this function to the Audit and Risk Review Committee, which will review the Company's annual and quarterly financial statements and management's discussion and analysis and meet with the internal and external auditors and actuaries to discuss such statements and documentation. The Committee will approve or make recommendations to the Board for its approval of such statements and returns. The Committee may also review and approve press releases containing previously undisclosed financial information.

4. Board of Directors

The Board of Directors is responsible for ensuring that its own structure and composition are in compliance with applicable corporate governance legislation and best practices and that such structures are appropriate for the Company.

With a view to ensuring effective Board structure and composition, on an annual basis, the Board undertakes a self-assessment to evaluate the effectiveness of the Board and individual Board members. The Board may delegate to the Conduct Review and Corporate Governance Committee the nomination of new Board members and the implementation and review of the nomination process for new Board members.

To support corporate governance objectives, the Board may also delegate to the Chairman or the Conduct Review and Corporate Governance Committee the monitoring of the relationship with the majority shareholder and the Company's corporate governance disclosure to be included in the Annual Report to shareholders.

5. Risk Management & Internal Controls

The Board is responsible for ensuring that the Company's business strategies and allocations of capital are related to the Company's risk appetite and tolerance. To this end, the Board must ensure that the Company has effective risk management programs and practices.

The Board may delegate this function to the Audit and Risk Review Committee, which will review the Company's risk management programs and practices and evaluate the Company's compliance with key operational risk policies and limits.

The Board is also responsible for ensuring that the Company has appropriate internal controls in place for the protection of the accounting and financial reporting process. The Board may delegate this function to the Audit and Risk Review Committee, which will evaluate and approve the Company's internal control procedures, and establish procedures to receive submissions or complaints regarding accounting or auditing matters.

6. Business Ethics, Compliance and Corporate Governance

The Board of Directors is responsible for ensuring that the Company has the appropriate structures and programs in place to operate within the highest ethics, compliance and corporate governance practices.

The Board may delegate this function to the Conduct Review and Corporate Governance Committee, which will review the Company's compliance programs including the ombudsman's office, the privacy office, market conduct and corporate governance initiatives. The Committee will review the Company's procedures to monitor its related party transactions and will approve permitted related party transactions. The Committee will also ensure that there are appropriate procedures in place for the identification and resolution of conflicts of interest.

7. <u>Access to External Auditor and Other Experts</u>

The Board of Directors enjoys a broad oversight function over many technical and specialised aspects of the business and affairs of the Company. As such, individual members of the Board are authorised to engage consultants including lawyers, auditors and actuaries at the expense of the Company, in appropriate circumstances.

It is the responsibility of the Board of Directors to ensure that consultants are retained only when necessary and that such consultants are retained prudently and without duplication.

The Board of Directors may delegate this function to the Conduct Review and Corporate Governance Committee, which will ensure that appropriate policies and procedures are in place to provide for the prudent engagement of consultants.

Upon the recommendation of the Audit and Risk Review Committee, the Board also recommends the appointment of the external auditor to the Shareholders.

Approved by the Board of Directors of ING Canada Inc. and its P&C Subsidiaries on November 7, 2006.

MERRILL CORPORATION CANADA
Printed In Canada

FILE NO. 82-35053

ING

Annual Information Form
ING Canada Inc.
March 30, 2007

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained herein about our current and future plans, expectations and intentions, results, levels of activity, performance, goals or achievements or any other future events or developments are forward-looking statements. The words "may," "will," "would," "should," "could," "expects," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "likely" or "potential" or the negative or other variations of these words or other similar words or phrases identify such forward-looking statements.

Forward-looking statements are based on estimates and assumptions made by us based on our experience and view of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances. Many factors could cause our actual results, performance or achievements or future events or developments to differ materially from the forward-looking statements. These factors include, without limitation, the following: our ability to implement our strategy or operate our business as we expect; our ability to accurately assess the risks associated with the insurance policies that we write; unfavourable capital market developments or other factors which could affect our investments; the cyclical nature of the P&C insurance industry; our ability to accurately predict future claims frequency; government regulations; litigation and regulatory actions; periodic negative publicity regarding the insurance industry; intense competition; our reliance on brokers and third parties to sell our products; our ability to successfully pursue our acquisition strategy; the significant influence of ING Groep; our participation in the Facility Association (a mandatory pooling arrangement among all industry participants); terrorist attacks and ensuing events; the occurrence of catastrophic events; our ability to maintain our financial strength ratings; our ability to alleviate risk through reinsurance; our ability to successfully manage credit risk; our reliance on information technology and telecommunications systems; our dependence on key employees; general economic, financial and political conditions; our dependence on the results of operations of our subsidiaries; the accuracy of analyst earnings estimates or the consensus figure based upon such estimates; the limited trading history of our common shares; the volatility of the stock market and other factors affecting our share price; and future sales of a substantial number of our common shares. These factors should be considered carefully, and readers should not place undue reliance on our forward-looking statements. We have no intention and accept no responsibility to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as required by law.

Unless otherwise specified, this Annual Information Form presents information as at December 31, 2006. All amounts in Canadian dollars.

CORPORATE STRUCTURE

Name, Address and Incorporation

ING Canada Inc. ("ING Canada", "we" or the "Company") is a corporation incorporated pursuant to the *Canada Business Corporations Act* and serves as a holding company for our operating subsidiaries which operate principally in the Canadian property and casualty insurance market. We conduct business throughout Canada through the following subsidiaries: ING Insurance Company of Canada, ING Novex Insurance Company of Canada, The Nordic Insurance Company of Canada, Belair Insurance Company Inc., Trafalgar Insurance Company of Canada, Equisure Financial Network Inc., Canada Brokerlink Inc., Grey Power Insurance Brokers Inc., ING Investment Management, Inc. and ING Wealth Management Inc. Our registered and principal business office is located at 700 University Avenue, Suite 1500-A (Legal), Toronto, Ontario M5G 0A1.

Intercorporate Relationships

The following chart illustrates the corporate structure of ING Canada as at December 31, 2006, together with the jurisdiction of incorporation of each of our material operating companies. Unless otherwise noted, all of our subsidiaries are wholly-owned.

ING CANADA INC.


ING Canada Inc.
(Canada)
Belair Insurance Company Inc.
(Québec)
ING Insurance Company of Canada (Canada)
ING Novex Insurance Company of Canada (Canada)
The Nordic Insurance Company of Canada (Canada)
Trafalgar Insurance Company of Canada (Canada)
ING Investment Management, Inc.
(Canada)
ING Wealth Management Inc.
(Canada)
Equisure Financial Network Inc.
(Canada)[1]
Canada Brokerlink Inc.
(Alberta)
Grey Power Insurance Brokers Inc.
(Ontario)

(1) We own 49% of the common shares of Equisure Financial Network Inc. ("Equisure") and 100% of its preferred shares. The remaining 51% of its common shares are held by a broker. A shareholder agreement provides us with the right in certain circumstances to acquire the common shares of Equisure not owned by us. Equisure generally owns a direct 50% interest in its property and casualty insurance brokerages; in Québec, Equisure indirectly owns up to 20% of property and casualty insurance brokerages.

GENERAL DEVELOPMENT OF THE BUSINESS

Our business was founded in 1809 with the incorporation of our first predecessor company, The Halifax Insurance Company. Our business has been operated as an indirect wholly-owned subsidiary of ING Groep N.V. ("ING Groep") or its predecessors since 1959. Between 1988 and 2006, we successfully acquired and integrated twelve property and casualty ("P&C") insurance businesses. As a result of both our acquisitions and organic growth, we have grown in terms of direct premiums written from the eighteenth largest P&C insurer in Canada in 1988 to the largest P&C insurer in Canada with an estimated market share of 10.8% based on 2006 direct premiums written.

Our business is organized into two lines: personal and commercial insurance. Our principal insurance products are automobile, property and liability insurance, which we provide to individuals and small to medium-sized businesses across Canada. Based on direct premiums written in 2006, we are the largest private sector provider of P&C insurance in Québec, Alberta, Atlantic Canada and British Columbia and the second largest in Ontario. We distribute our products through two channels: brokers and direct distribution. Our personal insurance business, representing 70% of our direct premiums written over the last twelve months ended December 31, 2006, consists of automobile and property insurance sold to individuals. Our commercial insurance business consists of automobile, property, liability, surety and specialty coverage sold to small and medium-sized commercial clients. In addition to our P&C insurance operations, we have an investment management operation which provides investment management services with respect to approximately $8.8 billion of assets under management ("AUM") as at December 31, 2006, which includes invested assets of our P&C insurance subsidiaries of $7.4 billion.

Three Year History

In 2004, consistent with our growth strategy, the Company entered into a share and loan purchase agreement with Allianz AG and Allianz of America Inc. ("Allianz Agreement") to acquire most of Allianz' operations in Canada for a purchase price of $370.0 million (the "Acquisition"). Included in the Acquisition were two insurance companies, Allianz Insurance Company of Canada ("AICC") and Trafalgar Insurance Company of Canada ("TICC"). Also part of the acquisition was a network of insurance brokerages, Canada Brokerlink Inc. ("Canada Brokerlink"), which sells the products of P&C insurance companies to individuals and small to medium-sized businesses. The transaction was recorded with an effective date of November 30, 2004 and was completed on December 8, 2004.

The Company completed an initial public offering on December 15, 2004 (the "Offering"), pursuant to the filing of a supplemented prospectus dated December 9, 2004. As a result of the offering, 34,880,000 common shares were issued at $26.00 per share for proceeds of $858.5 million net of underwriters' fees and other expenses. Pursuant to the underwriter's agreement for the prospectus, an over-allotment option was granted and then exercised on January 13, 2005, for which 5,232,000 additional common shares were issued and net proceeds were received of $129.2 million. ING Groep held approximately 70% of the common shares issued and outstanding following the Offering and continues to maintain this level of ownership. See "Description of Capital Structure" hereunder for further details.

Throughout 2005, the Company focused on integration of the acquired business as a result of the Acquisition. In March 2005, an agreement was reached between the Company's mutual fund subsidiary and AGF Funds Inc. ("AGF Funds") to merge thirteen of the Company's mutual funds into AGF Funds and sell one fund to AGF Funds that would continue to be managed on a sub-advisory basis by ING Investment Management, Inc.; the transaction closed in August 2005. As well, an agreement was reached to sell the renewal rights to the commercial marine insurance portfolio of one of the Company's subsidiaries to Royal & SunAlliance in July 2005. In

September 2005, the Company filed a short form base shelf prospectus with Canadian securities regulators, giving it the ability to issue up to $1 billion in debt securities, Class A shares or common shares over a 25-month period.

In 2006, the Company continued to implement its business strategy following the successful integration of the Acquisition. The Company acquired Grey Power Insurance Brokers Inc. (GPIBI) of Stouffville, Ontario, the largest member in the Grey Power network, accounting for about 50% of its business volume. On April 1, 2006, Allianz Insurance Company of Canada and The Nordic Insurance Company of Canada, both insurance subsidiaries of the Company, amalgamated under the name of The Nordic Insurance Company of Canada. The Company also brought together its employees and inaugurated a new wing at its offices in the Saint-Hyacinthe region, while consolidating and relocating employees at new offices in downtown Toronto.

We believe that several key factors will affect the P&C insurance industry in the next 12 months. We expect the industry's top-line growth rate for the next 12 months to be below historical levels and underwriting results should exceed historical returns.

Automobile claims frequency in the industry remains low and we believe frequency will either increase or continued low frequency will lead to premium reductions in 2007. Sustainability of cost containment measures as well as potential rate reductions will continue to be key performance drivers.

Commercial insurance continues to be competitive in the industry: prices are softening but continue to yield returns above historical levels. The Company remains disciplined in pricing and underwriting and is committed to superior service to brokers and commercial customers.

Non-residential construction cost increases are putting pressure on commercial insurance underwriting margins in the industry. The Company continues to work with its brokers to ensure commercial customers retain sufficient coverage.

DESCRIPTION OF THE BUSINESS

The P&C insurance industry provides insurance to both individuals and businesses covering automobile, personal and commercial property, general liability and other business lines of P&C insurance. In 2006, the P&C insurance industry recorded approximately $37 billion of direct premiums written and made total claims payments and provisions for claims of approximately $20 billion. Automobile insurance is the largest business line of the P&C insurance industry while property insurance represents the second largest business line of the P&C insurance industry.

The three primary distribution channels for the P&C insurance industry are brokers, direct distribution and captive agents. Brokers act as intermediaries with a number of P&C insurance companies on behalf of customers who wish to purchase P&C insurance and represent a significant majority of the P&C insurance industry's personal and commercial insurance premiums. The direct distribution channel is a method by which P&C insurance companies sell their insurance policies directly to customers without the use of an intermediary, primarily through the Internet and call centres. P&C insurers that use a captive agent distribution strategy employ a proprietary sales force that markets P&C insurance products exclusively for that insurer.

The financial performance of the P&C insurance industry is determined by two principal factors: (i) the level of premiums collected in relation to claims and operating costs paid; and (ii) the returns generated by investment portfolios held by insurers.

The P&C insurance industry is a mature market. From 1993 to 2000, the compound annual growth rate ("CAGR") of the P&C insurance industry's direct premiums written was 4.4%. In 2001, 2002 and 2003, the P&C insurance industry's direct premiums written grew by 12.7%, 17.6% and 16.0%, respectively, resulting in a CAGR of 7.6% for the period from 1993 to 2003. The industry experienced lower growth in 2004, with an increase in direct premiums written of 4.4%, while recording virtually no growth in 2005, as the industry's direct premiums written grew at a rate of 0.7%. In 2006, the growth rate of the direct premiums written for the industry was 2.8%.

A key performance measure of the P&C insurance industry is the combined ratio. The combined ratio is the sum of the claims ratio and the expense ratio. The claims ratio is the sum of claims and claims adjustment expenses incurred, net of reinsurance, expressed as a percentage of net premiums earned. The expense ratio is the sum of expenses including commissions, premium taxes and general and administrative expenses incurred, expressed as a percentage of net premiums earned.

In the eleven years preceding 2003, the P&C insurance industry's combined ratios remained above 100%. From 1997 through 2001, increases in the P&C insurance industry's combined ratios were primarily caused by rising losses which were not offset by price increases in the same period. Recently, the P&C insurance industry's combined ratios have improved significantly, reflecting regulatory changes and a shift toward increased prices, improved underwriting discipline, claims frequency, claims management and a focus on expense management. As a result, the P&C insurance industry's 2002 combined ratio improved to 105.8% from 111.0% in 2001, and further improved to 98.7% in 2003. The P&C insurance industry saw further improvement in 2004 with a combined ratio of 90.7%, while in 2005 the industry recorded a combined ratio of 92.7%. In 2006, the combined ratio for the P&C insurance industry as a whole was 90.3%.

The P&C insurance industry's returns on investment portfolios were severely impacted as interest rates fell to historic lows in recent years and equity markets declined from 2000 to 2002. However, as a result of a better combined ratio in 2005, the P&C insurance industry has improved its performance, posting a return on equity ("ROE") of 17.0% for the year ended December 31, 2005. This was followed by an ROE of 16.4% in 2006.

Lines of Business

Personal Insurance

We are the largest personal insurance provider in Canada with $2.8 billion of direct premiums written in 2006. Over the last twelve months ended December 31, 2006, our personal insurance business accounted for 70% of our direct premiums written. Our primary coverages in personal insurance are personal automobile and property insurance.

Personal Automobile and Liability Insurance. Our personal automobile insurance business, with $2.0 billion of direct premiums written over the last twelve months ended December 31, 2006 and approximately 1.6 million insurance policies in force, provides coverage to our customers for liability, personal injury (or accident benefits) and damage to their vehicles. Liability insurance covers the payment of damages by insured persons who have caused bodily injury or property damage to third parties as a result of an accident. Personal injury insurance covers impaired earnings, medical, rehabilitation and attendant care resulting from injury, illness or death sustained by an insured person as a result of an automobile accident. Property (collision and comprehensive) insurance covers losses suffered by insured persons because of damage to, or loss of, their automobiles. Our coverage is also available for motor homes, recreational vehicles, snowmobiles and antique and classic cars.

Claims costs in automobile insurance are primarily a function of the frequency of accidents, the cost of medical care, the cost of automobile repair and replacement, and any cost of litigation associated with claims.

Personal Property and Liability Insurance. Our personal property insurance business, with $841.5 million of direct premiums written over the last twelve months ended December 31, 2006 and approximately 1.5 million insurance policies in force, covers individuals for fire, theft, vandalism and other damages to both residences and their contents as well as personal liability coverage. Most home policies in force in Canada are on a guaranteed replacement cost basis. Coverages are adjusted to specific segments of the market. The home market is segmented into standard homes, high-value homes and non-standard homes. The home market also includes coverage for tenants, condominium owners, non-owner occupied residences and seasonal residences.

Claims costs in property insurance are primarily a function of the frequency and severity of claims. The severity itself is highly influenced by inflation in building supplies, labour costs and household possessions. Most homeowners' policies offer, but do not require, automatic increases in coverage to reflect growth in replacement costs and property values.

The profitability and pricing of homeowners' insurance is also affected by the incidence of natural disasters, particularly severe winter storms, wind, ice, hail and rain storms, earthquakes and hurricanes. We use reinsurance to reduce our exposure to natural disasters.

Commercial Insurance

We are one of the largest commercial insurance providers in Canada with $1.2 billion of direct premiums written in 2006. Over the last twelve months ended December 31, 2006, our commercial insurance business accounted for 30% of our direct premiums written. Our commercial insurance products are marketed to small to medium-sized businesses and farms.

Commercial Automobile Insurance. Our commercial automobile insurance business, with $327.5 million of direct premiums written over the last twelve months ended December 31, 2006 and approximately 80,000 insurance policies in force, provides the same coverage as personal automobile insurance but for different types of risks. Commercial automobile insurance covers commercial vehicles, public vehicles, garage risks, fleets of private passenger vehicles and light trucks. Most of the vehicles insured by us are cars and light trucks.

Commercial Other Insurance. Our commercial insurance business also provides coverage to businesses for fire and related lines, commercial liability, surety, multiple peril risks, premises liability and liability for products and operations as well as niche products (jewellers' block, furriers' block, hospitality risks and warranty coverages) and had $855.4 million of direct premiums written over the last twelve months ended December 31, 2006 with approximately 229,000 insurance policies in force. We have traditionally offered commercial property, liability and other insurance to a diversified group of small and medium-sized commercial clients. These clients are typically small businesses, commercial landlords, manufacturers and contractors.

Distribution and Marketing

We distribute our products through two channels: brokers and direct distribution. Brokers are our primary distribution channel, which accounted for 90% of our direct premiums written in 2006.

- *Brokers.* We conduct business with approximately 2,200 brokers across Canada. We believe that for these brokers, who act on behalf of the customer, the priorities are competitive pricing and responsive customer service for their clients. Our business success is predicated on continuing to provide competitive rates and products that are best suited for our target customers and to deliver consistently high levels of service to brokers. For certain brokers, we provide a technology platform that allows them to transact business with us, educate them on our products and engage in co-operative marketing. We may also assist brokers in providing a broader range of wealth management products. In 2000, ING acquired a network of P&C brokerages called Equisure. We subsequently sold approximately half of our equity interest in each of these brokerages in order to ensure that locally-based, customer-focused entrepreneurs direct these brokerages' activities. As part of the Acquisition, we also acquired Canada Brokerlink Inc., a network of brokers with operations primarily in Alberta and Ontario.

We believe that our commission structure for brokers has been consistent with standard practices in the P&C insurance industry. In 2006, we incurred total commissions of $612.3 million of which $474.5 million (approximately 12.4% of net premiums earned) represented basic commissions and $137.8 million represented contingent commissions (approximately 3.6% of net premiums earned). In addition, we have provided loans to certain brokers, including Equisure brokerages, to support the growth strategy of these brokerages or their succession planning requirements.

- *Direct Distribution.* Our direct distribution channel caters to customers who prefer to deal directly with us, without an intermediary. Belair Insurance Company Inc. ("**belairdirect**") is known for its state-of-the-art call centre technology and has been conducting business directly through the Internet with consumers in Québec and Ontario since 1995, offering free quotes and online purchasing for automobile and home insurance. We market insurance directly to customers through **belairdirect** by contacting customers through mass media, telemarketing and direct mail campaigns. Products are marketed and sold mainly through the Internet and by phone through our call centres in Québec and Ontario.

Affinity groups, such as employers and associations, are also a part of our customer base. We handle sales and services for these programs either through a sponsoring broker or through our call centre operations. A number of corporations market our product offerings to their employees. In addition, we have relationships with automobile associations and other affinity groups including alumni and professional associations across Canada that market our products to their members.

Reinsurance

We purchase reinsurance in order to control our exposure to losses and liability arising from the insurance risks that we write and to protect our capital resources. We cede a portion of our gross premiums to reinsurers in exchange for the reinsurer's agreement to share a portion of the covered losses. The purpose of reinsurance is to improve risk diversification and to allow us to write more business. See Page 30 of the Company's 2006 Annual Report, available on SEDAR at www.sedar.com or in the Investor Relations section of the Company's web site at www.ingcanada.com for further details.

Pricing and Underwriting

Personal Insurance. We believe that pricing and underwriting are inextricably linked. The sophistication of pricing segmentation has a direct influence on the quality of risks that we will assume. Similarly, the sophistication of the risk selection process has a direct impact on the experience that is reflected in our pricing database and hence on our ability to segment and be competitive.

We enhance our competitive pricing position through disciplined claims and expense management. Over the last ten years, we have maintained a detailed proprietary database of our personal insurance business that is consistent across the provinces and territories. As a result of our size, this database allows us to have greater insight in the forecasting of expected claims severity and frequency. Our pricing is derived from frequency of claims, severity of claims, expenses associated with writing business, claims administration and settlement costs and costs of distribution channels through which the business is written.

The selection or underwriting process attempts to quantify the potential risks associated with a customer to determine the eligibility of that customer and the appropriate price that should be charged. This process is highly automated in order that brokers and underwriters can apply our underwriting guidelines as consistently as possible. We have developed sophisticated models to identify the relative profitability at the risk or policy level in order to provide brokers with additional guidelines to encourage business with the highest expected profitability.

Commercial Insurance. As in personal insurance, product pricing in commercial insurance is generally developed to provide for expected claims frequency and severity in the period when the rates will be in effect. Product pricing takes into account the expenses associated with writing business as well as claims administration and settlement expenses. Our pricing strategy also incorporates the cost of capital required to support the business being written.

We have a disciplined approach to underwriting and risk management in commercial insurance with an emphasis on profitability. Our focus on small and medium-sized businesses has allowed us to standardize our underwriting criteria and pricing based on industry classifications.

Claims Management

Our claims management objective is to provide efficient, high quality claims service to our customers while controlling claims administration costs and reducing the incidence of fraud. We believe that this can best be achieved by our internal claims staff who are trained to apply our claims management practices.

In 2006, 94% of our claims were handled to completion by our internal claims personnel, without the involvement of an external claims adjuster. We believe this results in the desired effect of consistent application of our claims policies and procedures, as well as lower aggregate claims costs and related claims administration costs.

In order to benchmark and evaluate our performance, we seek feedback from claimants annually with respect to satisfaction of our claims handling procedures. Based on this feedback for 2006, over 93% of claimants responding to the survey were satisfied with the claims process and the payments that they received. We believe that the results of this survey are representative of the satisfaction of our claimants. Our staff recognizes that timely resolution of claims is a service valued by our clients and contributes to our success and reputation. In 2003, to demonstrate our commitment to efficiency, we launched a claim service guarantee initiative, whereby we promise an initial contact within 30 minutes after a claim is reported. If we fail to respond within 30 minutes, we pay an amount equal to the annual premium paid by the customer, up to a maximum of $1,000.

General claims handling is administered by our approximately 1,750 claims professionals located across Canada. The claims handling process includes receipt of notice of loss, coverage verification, reserving for the ultimate potential loss, investigation of circumstances surrounding the claim, assessment of damages, settlement or refusal of settlement as appropriate, payment, completing salvage operations and recuperating under subrogation or reinsurance where applicable. The key elements of our management process are our comprehensive claims handbooks, our numerous technical training programs and our quality review processes. We have designed systems and processes that ensure on-going monitoring, measurement and control of all aspects of the claims resolution process, from the time we receive the notice of loss to the final claim settlement.

We also have a national claims operation which:

- establishes our strategic direction with respect to claims and policies on issues that are common to all regions and distribution channels; and
- further develops our core competencies and best practices in claims.

The national claims operation negotiates suppliers' agreements, establishes training courses, updates claims manuals, establishes and monitors a consistent reserving approach, conducts operational audits, champions system development and enhancements and establishes strategies to control loss costs, including internal and external adjustment expenses.

Most of our claims professionals are regionally based. Their role is to manage the day-to-day operations relating to claims. We believe that this allows us to respond to the customer in a timely manner when a claim situation arises. All of our adjusters have authority limits— magnitudes of claims that they are qualified to process — commensurate with the adjusters' respective level of experience. These authority levels are reviewed on a regular basis and adjusted if warranted.

We manage a large number of claims in the normal course of business. A number of outstanding claims present common issues faced by the P&C insurance industry as a whole, such as total loss deductible, aftermarket parts, ice storm and environmental contamination claims. These insurance claims are managed by the claims department on a day-to-day basis. Reserves are established and adjusted by the claims department and reviewed by our internal and external auditors and our actuarial, legal and finance departments. If these claims are derived from insurance policies that are covered by reinsurance treaties, the risk to us is limited to the net retention of the insurance risks and the credit rating of the reinsurer.

Facility Association

As a condition of providing automobile insurance in Canada, our insurance subsidiaries are required to participate in the Facility Association in Alberta, New Brunswick, Newfoundland & Labrador, Northwest Territories, Nova Scotia, Nunavut, Ontario, Prince Edward Island and Yukon. Similar arrangements are in place to varying degrees in the rest of the country. The Facility Association consists of mandatory pooling arrangements with all industry participants and provides automobile insurance coverage to individuals or businesses that are otherwise unable to purchase coverage from private insurers. The policies written in the Facility Association are processed and managed by a small number of insurance carriers which receive expense reimbursement for administering the policies. We are one of several carriers that manage the Facility Association's policies. All underwriting results and investment income resulting from the business processed by these carriers are then pooled and assumed by all industry participants according to their automobile insurance market share.

The size of the Facility Association across jurisdictions varies over time in relation to the profitability of automobile insurance markets as well as the capital available to private insurers. The Facility Association's premiums exceeded $1 billion in direct premiums written in 2003, but decreased to $850 million in 2004. In 2005, the Facility Association recorded $511 million in direct written premiums. In 2006, the Facility Association recorded $400 million in direct written premiums.

As the Facility Association was unable to increase price levels as fast as claims costs increased, it suffered losses exceeding $500 million in 2003, largely as a result of claims in Ontario. However, due to regulatory reforms and significant rate increases in 2003 and 2004 that helped reduce the number of risks placed into the Facility Association, it produced a profit of approximately $530 million in 2004. In 2005, net results were a profit of approximately $312 million. In 2006, net results constituted a profit of approximately $183 million

Competitive Conditions

The P&C insurance industry is highly competitive. In each business line, the market is highly fragmented and there are typically numerous industry participants competing. Our competitors include both foreign and domestic insurers as well as large national insurers, government automobile insurers, smaller local insurers and mutual and co-operative insurers. In 2006, the top five insurers accounted for only about 35% of the direct premiums written for the private P&C insurance industry. We believe that the P&C insurance industry will remain highly competitive in the foreseeable future. We believe that competition in our business lines is based on price, service, distribution channels, commission structure, product features, financial strength and scale, ability to pay claims, ratings, reputation and name or brand recognition. The regional competitive landscape varies slightly from the national picture.

In this competitive environment, ING Canada is the largest provider of P&C insurance in Canada based on 2006 direct premiums written. We have developed underwriting and pricing policies that have been demonstrated to be effective over time. As well, we are a financially sound company with an efficient capital structure that has delivered consistent returns. Since 1988, we have successfully acquired and integrated eleven businesses, including Allianz Canada, realized synergies and enhanced our operational efficiency and underwriting expertise. We conduct our business throughout Canada and distribute our products and services through P&C insurance brokers and direct distribution. Our senior management team has an average of over 15 years in the P&C insurance industry and has been with us for an average of ten years.

Intangible Properties

The international reputation of ING Groep for financial services expertise is well recognized in Canada and has a positive effect on our ability to attract a significant percentage of personal and commercial lines business handled by established brokerages. Through the Trademark License Agreement between ING Groep and ING Canada, we are able to use ING Groep's internationally recognized trademarks in furtherance of our business. In addition, in the direct personal lines distribution channel, **belairdirect** has developed a strong reputation among consumers in Québec and Ontario. As well, the insurance subsidiaries of the Company employ branding and marketing strategies to distinguish and promote unique and innovative products in their various business lines.

Cycles and Seasonality

The financial performance of the P&C insurance industry has historically tended to fluctuate in cyclical patterns of "soft" markets characterized generally by increased competition resulting in lower premium rates and underwriting standards followed by "hard" markets characterized generally by lessening competition, stricter underwriting standards and increasing premiums rates.

Although the business of the Company is not seasonal in nature, historically, seasonal patterns have demonstrated that the second quarter is the lowest loss quarter and the first quarter is the highest loss quarter for the Company.

Economic Dependence

Trade-Mark Licence Agreement

Under the Trade-Mark Licence Agreement dated as of December 15, 2004 between ING Groep and ING Canada, ING Groep granted to the Company a non-exclusive licence to use the

ING brand, which includes the ING trade-marks, trade names, graphics, logos and domain names of ING Groep in consideration for a one-time non-refundable licence fee of one hundred dollars ($100.00). The Company is also entitled to sub-licence the use of such marks to the members of our distribution channel on such terms and conditions as ING Groep may determine from time to time. The licence will terminate, subject to a 12 month transition period (or such longer period as may be agreed to between us and ING Groep), upon the earlier of the date that (i) we notify ING Groep that we and all sublicensees intend to cease using the ING brand with no intention of resuming use, (ii) ING Groep notifies us to cease using the ING brand, or (iii) ING Groep ceases to beneficially own at least one-half of the outstanding Common Shares of the Company. In addition to the foregoing, either party may terminate the Trade-Mark Licence Agreement at any time on written notice to the other party in the event of a material breach of the licence provisions by the other party which has not been cured to the reasonable satisfaction of the non-breaching party within 120 days of the written notice. The Trade-Mark Licence Agreement will also terminate in the event of our insolvency or bankruptcy.

Employees

As at December 31, 2006, ING Canada, including its operational units, had approximately 6,500 full-time equivalent employees.

Investment Management

Substantially all of our investment portfolio is managed by ING Investment Management Inc. ("IIM"). IIM also provides investment management services to our employee pension plans.

As at December 31, 2006, IIM had aggregate AUM of approximately $8.8 billion of which $7.4 billion was managed on behalf of our P&C insurance subsidiaries. Of the aggregate AUM, IIM managed $4.5 billion, $2.8 billion and $1.5 billion in fixed income, common equity and preferred equity, respectively.

Investment Philosophy and Strategies

Our overall investment philosophy stresses preservation of capital, management of market liquidity, diversification of investment strategy and market risks, capital optimization and taxation effects in order to provide long-term value. Absolute and relative value of investments is taken into account in the formation of our investment strategies and portfolios. All public securities portfolios are managed against total return benchmarks. We seek to leverage our core investment capabilities in the management of a range of asset portfolios. In addition, we seek to leverage strong local knowledge of capital markets opportunities and enhance these skills with global resources and perspective provided by ING Groep.

Investment strategies are evaluated based on the relative attractiveness of a given asset category after taking into account tax, regulatory capital, risk expectations, and other material influences. The strategic asset allocation targets are established based on the availability of certain asset types, portfolio management expertise available to manage these assets, the long-term risk and return characteristics of sectors and the interaction of the overall investment portfolio with the liability characteristics.

In 2006, we broadened our investment strategy by expanding our equity portfolio, entering into total return swap transactions, investing in investment grade international bonds and using other derivatives to support the management of our fixed income portfolio.

IIM has two primary investment teams, which focus on fixed income securities and equity securities (including preferred shares), respectively. Within the equity team, smaller groups focus on different investment strategies. Although the fixed income and equity teams are focused on the two primary markets, our investment process encourages sharing of insights on issuers, communication about market trends and building investment outlooks founded on a common economic outlook. In all cases, our investment process is oriented towards providing incremental returns through active portfolio management. The performance of our investment teams is measured against total return benchmarks.

Fixed Income Securities. It is our objective to maintain a well diversified fixed income portfolio. Our internal guidelines govern the amount of credit risk we accept in the portfolio. With investments in government bonds, provincial securities, corporate bonds, asset-backed securities, including mortgage securities, and selected private placements and secured commercial mortgages, credit risk is spread across a broad range of issuers, structures and industries. Fixed income securities are selected based on fundamental value in the context of the general economic outlook, new issuance expectations, and overall market supply and demand forces for specific securities. Relative value between yield curve exposure, credit ratings diversification and aggregate rating composition along with sector allocation are factors we take into account in the management of the portfolios.

Equity Securities. Common equity exposure focuses primarily on high dividend paying equities. We seek enhanced returns by identifying and investing in shares likely to pay increased dividends or pay special dividends. We undertake intensive analysis of investment opportunities to identify special dividend candidates. Similar evaluations are conducted to assess investments most likely to increase dividends. We also manage the equity portfolios to achieve additional dividend payments. Through active management, we seek incremental dividend income versus a static portfolio.

The results of our common equity strategies generally depend on overall equity market trends. Accordingly, many factors outside of our control affect the aggregate increases or decreases in the equity portfolios. We seek to select investments that will provide incremental value in excess of our benchmarks. Unforeseen events affecting specific companies, industries or sectors can have significant detrimental impact on the return profile of the equity investments.

Within the broad equity category, we pursue a range of different strategies. We use the "Growth at a Reasonable Price" methodology as the base philosophy underlying our equity investment processes. This strategy seeks to balance growth opportunities and fundamental value oriented focus. We believe in a fundamental-driven investment strategy where macroeconomic events and developments provide the framework for security-specific implementation. We focus on equity characteristics, variables and ratios we believe will identify stocks positioned to outperform in the near and medium-term. We then focus our analysis and research on specific equities that meet our preferred profile.

For the assets supporting the P&C insurance business, the major strategies include, as at December 31, 2006, a preferred share portfolio of $1.5 billion, a dividend rollover portfolio ("DROP") of $1,339.2 million and a market neutral program of $62.3 million—long exposure. The preferred shares portfolio seeks to provide an attractive after-tax return on a capital and risk adjusted basis. We consider our exposure to preferred shares to be a mix of both fixed income and equity market exposure. We seek to diversify our exposure across industries and companies. Investments are made in retractable (callable), fixed/reset, floating and perpetual securities. We seek to employ rigorous, bottom-up fundamental analysis in constructing our preferred share portfolio as we do in our other equity portfolios. We also strive to optimize the tax implications of owning these investments. The DROP focuses on high-dividend and special dividend paying stocks and seeks to capture favourable after-tax income from these shares. The market neutral program is a long/short equity strategy. The expectation is to provide an attractive absolute level of total return irrespective of market conditions. Daily monitoring of all constraints and predetermined stress tests occurs in this portfolio.

Benchmarks and Performance

Our investment benchmarks are representative of the risk/return profile considered appropriate to support our liability profile. Although we emphasize the total return of the investment portfolio, a variety of business variables affect the ongoing management of the assets. The overall benchmark for the P&C insurance subsidiaries portfolio is a blend of the underlying benchmarks for each asset sector. The benchmarks for the preferred shares and DROP portfolios are constructed to meet the quality, diversity and liquidity needs of the business. Performance figures for our P&C insurance subsidiaries' portfolios are measured on an after-tax total return basis. For the P&C insurance subsidiaries and pension portfolios, the investment performance is as follows:

	Annual Returns	
	2006	**Last Three Years**
Our P&C Insurance Subsidiaries(1)		
Total	**4.51%**	**5.97%**
Fixed Income	2.49%	3.84%
Canadian Preferred Equity	4.85%	5.11%
Canadian Common Equity	9.31%	14.22%
Our Employee Pension Plans		
Total	**14.53%**	**14.02%**
Fixed Income	4.35%	6.27%
Canadian Common Equity	26.86%	25.29%
U.S. Common Equity	16.27%	7.64%
International Common Equity	24.73%	16.28%

(1) Excludes commercial mortgages and privately placed securities. Returns are after-tax.

Reorganizations

ING Canada Holdings Inc. and ING Canada Inc. Prior to the Offering on December 15, 2004, ING Canada was a wholly-owned subsidiary of ING Canada Holdings Inc. ("ING Holdings"), which in turn was a wholly-owned subsidiary of ING Insurance International B.V. ("ING International"). Prior to the closing of the Offering, the outstanding share capital of ING Holdings was reorganized and a portion of capital stock redeemed in exchange for promissory notes payable to ING International and all of the issued and outstanding preferred shares of ING Holdings that were held by ING International were redeemed in exchange for promissory notes in the aggregate principal amount of $687.8 million. Following the redemption of the preferred shares and prior to the closing of the Offering, ING Holdings and ING Canada amalgamated under the *Canada Business Corporations Act* with the amalgamated corporation named "ING Canada Inc.". The authorized share capital of the amalgamated corporation is as described under the section entitled "Description of Capital Structure" below.

Allianz Insurance Company of Canada and The Nordic Insurance Company of Canada. On April 1, 2006, Allianz Insurance Company of Canada and The Nordic Insurance Company of Canada, both insurance subsidiaries of the Company, amalgamated under the name of The Nordic Insurance Company of Canada.

RISK FACTORS

If we are unable to implement our strategy or operate our business as we currently expect, our results may be adversely affected.

In order to seek profitable growth and maximize shareholder returns, we intend to invest significant resources in expanding our core businesses and implementing our strategies which we describe in the Supplemental PREP Prospectus of December 9, 2004 of ING Canada ("our Prospectus"), p. 6-7: "Our Business— Our Strategy". We cannot assure you that we will continue to succeed in implementing our strategies. We may experience difficulty in executing our strategies because of, among other things, increased competition, difficulty in developing and introducing new products, adverse economic conditions and changes in regulatory requirements. Any of the above could have a material adverse effect on the success of our strategies.

If actual claims payments exceed our reserves for losses and loss adjustment expenses, we may be required to establish additional reserves which may adversely affect our financial condition and results of operations.

Our success depends upon our ability to accurately assess the risks associated with the insurance policies that we write. We establish reserves to cover our estimated liability for the payment of all losses and loss adjustment expenses incurred with respect to premiums earned on the insurance policies that we write. Reserves do not represent an exact calculation of liability. Rather, reserves are our estimates of what we expect to be the ultimate cost of resolution and administration of claims. These estimates are based upon various factors, including:

- actuarial projections of the cost of settlement and administration of claims reflecting facts and circumstances then known;
- estimates of future trends in claims severity and frequency;
- judicial theories of liability;
- variables in claims handling procedures;
- economic factors (such as inflation);
- judicial and legislative trends, and actions such as class action lawsuits and judicial interpretation of coverages or policy exclusions; and
- the level of insurance fraud.

Most or all of these factors are not directly quantifiable, particularly on a prospective basis, and the effects of these and unforeseen factors could negatively impact our ability to accurately assess the risks of the policies that we write. In addition, there may be significant reporting lags between the occurrence of the insured event and the time it is actually reported to the insurer and additional lags between the time of reporting and final settlement of claims.

We continually refine our reserve estimates in an ongoing process as claims are reported and settled. Establishing an appropriate level of reserves is an inherently uncertain process. The following factors may have a substantial impact on our future actual losses and loss adjustment expenses experience:

- the amounts of claims payments;
- the expenses that we incur in resolving claims;
- legislative and judicial developments; and
- changes in economic conditions, including inflation.

Actual losses and loss adjustment expenses we incur under insurance policies that we write may be different from the amount of reserves we establish. To the extent that actual losses and loss adjustment expenses exceed our expectations and the reserves reflected on our financial statements, we will be required to reflect those changes by increasing our reserves. In addition, government regulators could require that we increase our reserves if they determine that our reserves were understated in the past. When we increase reserves, our pre-tax income for the period in which we do so will decrease by a corresponding amount. In addition, increasing or "strengthening" reserves causes a reduction in our insurance subsidiaries' surplus and could cause a downgrading of the ratings of our insurance subsidiaries. Any such downgrade could, in turn, adversely affect our ability to sell insurance policies.

Our investment performance may suffer as a result of adverse capital market developments or other factors, which could in turn adversely affect our business, financial condition and results of operations.

We depend on income from our investment portfolio for a substantial portion of our earnings. In 2006 and 2005, net investment income and net realized investment and other gains accounted for approximately 12.4% and 12.6%, respectively, of our consolidated revenue. A significant decline in yields in our investment portfolio or a significant reduction in the value of the securities that we own could have a material adverse effect on our business, results of operations and financial condition. In addition, due to fluctuations in the yields on fixed income securities, we face reinvestment risk as these securities mature because the funds may be reinvested at rates lower than the maturing securities.

Our ability to achieve our investment objectives is affected by general economic conditions that are beyond our control. General economic conditions can adversely affect the markets for interest-rate-sensitive securities, including the extent and timing of investor participation in such markets, the level and volatility of interest rates and, consequently, the value of fixed income securities. In addition, changing economic conditions can result in increased defaults by the issuers of securities that we own. Interest rates are highly sensitive to many factors, including monetary policies, domestic and international economic and political conditions and other factors beyond our control. In addition, the equity portion of our invested assets is subject to the risk, among others, that the financial condition of issuers in which we invest may become impaired or that the general condition of the stock market deteriorates.

General economic conditions, stock market conditions and many other factors can also adversely affect the securities markets and, consequently, the value of the securities we own. We may not be able to realize our investment objectives, which could reduce our net income significantly. We may alter our investment policy at an inopportune time which could result in a material underperformance of the investment portfolio as compared to historic results.

The P&C insurance industry is cyclical, and we expect to experience periods with excess underwriting capacity and unfavourable pricing.

Historically, the results of companies in the P&C insurance industry have been subject to significant fluctuations and uncertainties. The industry's profitability can be affected significantly by:

- competition;
- availability of capital to support the assumption of new business;
- rising levels of actual costs that are not foreseen by companies at the time they price their products;
- volatile and unpredictable developments, including unnatural, weather-related and other natural catastrophes or terrorist attacks;
- changes in loss reserves resulting from the general claims and legal environments as different types of claims arise and judicial interpretations relating to the scope of insurers' liability develop;
- changes in insurance and tax laws and regulation as well as new legislative initiatives;

- general economic conditions, such as fluctuations in interest rates, inflation and other changes in the investment environment, which affect returns on invested capital and may impact the ultimate payout of loss amounts; and
- general industry practices.

In addition, the profitability of automobile insurers can be affected significantly by many factors, including:

- regulatory regimes which limit their ability to detect and defend against fraudulent claims and fraud rings;
- developing trends in tort and class action litigation;
- changes in laws which could limit the use of used or like kind and quality after-market parts or compel compensation for alleged diminution in value notwithstanding repair of the vehicle;
- changes in other laws or regulations, including the adoption of consumer initiatives regarding rates charged for automobile or other insurance coverage or claims handling procedures; and
- privacy and consumer protection laws that prevent insurers from assessing risks or factors that have a high correlation with risks considered, such as credit scoring.

The financial performance of the P&C insurance industry has historically tended to fluctuate in cyclical patterns of "soft" markets characterized generally by increased competition resulting in lower premium rates and underwriting standards followed by "hard" markets characterized generally by lessening competition, stricter underwriting standards and increasing premiums rates. Our profitability tends to follow this cyclical market pattern with profitability generally increasing in hard markets and decreasing in soft markets. These fluctuations in demand and competition could produce underwriting results that would have a negative impact on our results of operations and financial condition.

Our business is heavily regulated and changes in regulation may reduce our profitability and limit our growth.

Our insurance subsidiaries are subject to regulation and supervision by insurance regulatory authorities of the jurisdictions in which they are incorporated and licensed to conduct business. That regulation and supervision is designed to protect policyholders and creditors rather than investors. We believe that our insurance subsidiaries are in material compliance with all applicable regulatory requirements. It is not possible to predict the future impact of changing federal, provincial and territorial regulations on our operations, and we cannot assure you that laws and regulations enacted in the future will not be more restrictive than existing laws. As already noted, we are subject to numerous laws and regulations in various jurisdictions. These laws and regulations delegate regulatory, supervisory and administrative powers to federal, provincial and territorial insurance commissioners and agencies. Such regulation generally is designed to protect policyholders rather than shareholders, and is related to matters including:

- rate setting;
- risk-based capital and solvency standards;
- restrictions on types of investments;
- the maintenance of adequate reserves for unearned premiums and unpaid claims;
- the examination of insurance companies by regulatory authorities, including periodic financial and market conduct examinations;
- the licensing of insurers, agents and brokers;
- limitations on dividends and transactions with affiliates; and

- regulatory actions.

In addition, these laws and regulations typically require us to periodically file financial statements and annual reports, prepared on a statutory accounting basis, and other information with insurance regulatory authorities, including information concerning our capital structure, ownership, financial condition including, on an annual basis, the aggregate amount of contingent commissions paid and general business operations. We could be subject to regulatory actions, sanctions and fines if a regulatory authority believed we had failed to comply with any applicable law or regulation.

Any such failure to comply with applicable laws could result in the imposition of significant restrictions on our ability to do business or significant penalties, which could adversely affect our results of operations and financial condition. In addition, any changes in laws and regulations, including the adoption of consumer or other initiatives regarding contingent and other commissions, rates charged for automobile or claims handling procedures, could materially adversely affect our business, results of operations and financial condition.

Our business is subject to risks related to litigation and regulatory actions.

In addition to the occasional employment-related litigation to which all businesses are subject, we are a defendant in a number of claims relating to our insurance and other related business operations. We may from time to time be subject to a variety of legal and regulatory actions relating to our current and past business operations, including, but not limited to:

- disputes over coverage or claims adjudication;
- disputes regarding sales practices, disclosures, premium refunds, licensing, regulatory compliance and compensation arrangements;
- disputes with our agents, producers or network providers over compensation and termination of contracts and related claims;
- regulatory actions relating to consumer pressure in relation to benefits realized by insurers;
- disputes with taxing authorities regarding our tax liabilities; and
- disputes relating to certain businesses acquired or disposed of by us.

In addition, plaintiffs continue to bring new types of legal claims against insurance and related companies. Current and future court decisions and legislative activity may increase our exposure to these types of claims. Multiparty or class action claims may present additional exposure to substantial economic, non-economic or punitive damage awards. The loss of even one of these claims, if it resulted in a significant damage award or a judicial ruling that was otherwise detrimental, could have a material adverse effect on our results of operations and financial condition. This risk of potential liability may make reasonable settlements of claims more difficult to obtain. We cannot determine with any certainty what new theories of recovery may evolve or what their impact may be on our businesses.

We may be subject to governmental or administrative investigations and proceedings in the context of our highly regulated sectors of activity. We cannot predict the outcome of these investigations, proceedings and reviews, and cannot assure you that such investigations, proceedings or reviews or related litigation or changes in operating policies and practices would not materially adversely affect our results of operations and financial condition. In addition, if we were to experience difficulties with our relationship with a regulatory body in a given jurisdiction, it could have a material adverse effect on our ability to do business in that jurisdiction and the price of the Common Shares.

The insurance and related businesses in which we operate may be subject to periodic negative publicity, which may negatively impact our financial results.

Our products and services are ultimately distributed to individual consumers. From time to time, consumer advocacy groups or the media may focus attention on our products and services, thereby subjecting us or our subsidiaries to periodic negative publicity. We also may be negatively impacted in relation to our information systems, security and technology, or if another one of our subsidiaries engages in practices resulting in increased public attention to our businesses. Negative publicity may also result in increased regulation and legislative scrutiny of practices in the P&C insurance industry as well as increased litigation, which may further increase our costs of doing business and adversely affect our profitability by impeding our ability to market our products and services, requiring us to change our products or services or increasing the regulatory burdens under which we operate.

Intense competition for our products could harm our ability to maintain or increase our profitability and premium volume.

The P&C insurance industry is highly competitive, and we believe that it will remain highly competitive in the foreseeable future. We believe that competition in our business lines is based on price, service, commission structure, product features, financial strength and scale, ability to pay claims, ratings, reputation and name or brand recognition. We compete with a large number of domestic and foreign insurers. These companies sell through various distribution channels, including brokers and agents who sell products exclusively for one insurer and directly to the consumer. We compete not only for business and individual customers, employers and other group customers but also for brokers, other distributors of investment and insurance products.

In addition, we may not be aware of other companies that may be planning to enter the insurance market or existing insurers that may be planning to raise additional capital. Any new, proposed or potential legislative or industry developments could further increase competition in our markets. We cannot assure you that we will be able to achieve or maintain any particular level of direct premiums written in this competitive environment.

Brokers that sell our products sell insurance products of our competitors. Such brokers may choose not to sell our products.

We distribute our products primarily through a network of brokers. These brokers sell our competitors' products and may stop selling our products altogether. Strong competition exists among insurers for brokers with demonstrated ability to sell insurance products. Premium volume and profitability could be materially adversely affected if there is a material decrease in the number of brokers that choose to sell our products. In addition, our strategy of distributing through the direct channel may adversely impact our relationship with brokers who distribute our products.

We may be unable to successfully pursue our acquisition strategy.

In executing our growth strategy, we intend to continue to expand our operations and business in part by acquiring additional P&C insurance businesses. We cannot assure you that we will be able to identify, acquire or profitably manage additional businesses or successfully integrate any acquired businesses into our operations. Furthermore, acquisitions may involve a number of special risks, including diversion of management's attention, failure to retain key personnel, unanticipated events or circumstances and legal liabilities, some or all of which could have a material adverse effect on our business, results of operations and financial condition. We cannot assure you that acquired businesses will achieve the anticipated revenues, income and synergies. Acquisitions could also result in potentially dilutive issuances of equity securities.

Failure on our part to manage our acquisition strategy successfully could have a material adverse effect on our business, results of operations and financial condition.

ING Groep will substantially influence our direction and operations and may have interests that differ from those of our other shareholders.

ING Groep directly or indirectly owns approximately 70% of the outstanding Common Shares. Consequently, ING Groep is in a position to determine the outcome of corporate actions requiring shareholder approval, including: electing certain members of our board of directors; adopting amendments to our constating documents; and approving a merger or consolidation, liquidation or sale of all or substantially all of our assets. ING Groep is also in a position to prohibit us from carrying on business in jurisdictions outside of Canada. On December 15, 2004, ING Canada entered into a Co-operation Agreement with ING Groep which provides, among other things, that for so long as ING Groep holds not less than one-third of our outstanding Common Shares, we may not carry out certain corporate acts, including entering into business combinations with unaffiliated third parties or making acquisitions or dispositions above certain monetary thresholds, without the prior written approval of ING Groep. In addition, ING Groep holds a special share (the "Special Share"), which entitles ING Groep to elect a specified number of directors to our board, which initially will comprise 5 of our 12 directors, one of whom must be appointed our Chief Executive Officer. Accordingly, ING Groep has significant influence over our ongoing business and operations, both as a shareholder and as a party to the Co-operation Agreement, even after it ceases to own or control a majority of our Common Shares. For further details, please refer to the section entitled "Relationship with ING Groep" below.

In addition, ING Groep has provided us, and will continue to provide us, with certain services. The terms of these arrangements have been negotiated between us and ING Groep and may not necessarily reflect terms that we or ING Groep would agree to with an independent third party. Certain of these arrangements may be disadvantageous to us. For further details, please refer to the section entitled "Relationship with ING Groep" below. Certain of our directors are also directors or officers of ING Groep or certain of its subsidiaries. Conflicts of interest could arise between us and ING Groep or one of its subsidiaries, and any such conflict may not be resolved in a manner that favours us.

ING Groep has advised us that it intends to retain control of us and does not currently intend to pursue any action that would cause its holding of Common Shares to be reduced such that it would not retain such control. In order to retain control, ING Groep may decide not to enter into a transaction in which our shareholders would receive consideration for their Common Shares that is much higher than the cost of their investment in Common Shares or the then market price of the Common Shares. We do not have any control over any decision that ING Groep may make in the future regarding its continued ownership of Common Shares. Recently, ING Groep participated in the Company's substantial issuer bid by tendering its shares as part of a proportional tender to maintain its shareholdings in the Company at approximately 70% of the outstanding Common Shares.

Our profitability and ability to grow may be adversely affected by our mandatory participation in the Facility Association in Canada's automobile insurance markets.

As a condition to the ability to conduct business in Canada's automobile insurance markets, our insurance subsidiaries are required to participate in the Facility Association that covers most of the provinces and territories. For further details, please refer to the section entitled "Description of the Business — Facility Association" above. Facility Association losses, an increase in the number of policyholders captured in the Facility Association, or changes in the pooling arrangement could reduce the profitability of our insurance subsidiaries in any given period or limit the ability of our insurance subsidiaries to profitably grow the business.

Terrorist attacks and ensuing events could have an adverse effect on our financial results and financial condition.

We may have exposure to losses resulting from acts of terrorism and political instability. These risks are inherently unpredictable, although recent events may lead to increased frequency and severity. It is difficult to predict the occurrence of such events with statistical certainty or to estimate the amount of loss per occurrence they will generate.

In addition, any future acts of terrorism would significantly adversely affect general economic, market and political conditions, potentially increasing some of the other risks to our business discussed in this section.

The occurrence of severe catastrophic events may have a material adverse effect on our financial results and financial condition.

Our insurance operations expose us to claims arising out of catastrophes. We have experienced, and expect in the future to experience, catastrophic losses that may materially reduce our profitability or harm our financial condition.

Catastrophes can be caused by various natural and unnatural events. Natural catastrophic events include hurricanes, windstorms, earthquakes, hailstorms, rainstorms, ice storms, explosions, severe winter weather and fires. Unnatural catastrophic events include hostilities, terrorist acts, riots, crashes and derailments. The incidence and severity of catastrophes are inherently unpredictable. The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Most catastrophes are restricted to small geographic areas; however, hurricanes, windstorms and earthquakes may produce significant damage in large, heavily populated areas. Catastrophes can cause losses in a variety of P&C insurance lines. For example, the ice storm in Eastern Canada in 1998 caused P&C insurance losses in several lines of business, including business interruption, personal property, automobile and commercial property.

Claims resulting from natural or unnatural catastrophic events could cause substantial volatility in our financial results for any fiscal quarter or year and could materially reduce our profitability or harm our financial condition. Our ability to write new business also could be affected.

We may experience an abrupt interruption of activities caused by unforeseeable and/or catastrophic events. Our operations may be subject to losses resulting from such disruptions. Losses can relate to property, financial assets, trading positions and also to key personnel. If our business continuity plans cannot be put into action or do not take such events into account, losses may further increase.

If we are unable to maintain our current financial strength ratings, our ability to write insurance and compete with other insurance companies may be adversely impacted.

Independent third party rating agencies assess and rate the financial strength of insurers based upon criteria established by the rating agencies. Periodically the rating agencies evaluate us to confirm that we continue to meet the criteria of the ratings previously assigned to us. The ratings assigned by rating agencies to insurance companies represent independent opinions of financial strength and ability to meet policyholder obligations, and are not directed toward the protection of investors. Ratings by rating agencies are not ratings of securities or recommendations to buy, hold or sell any security. Financial strength ratings are used by insurers and insurance brokers as an important means of assessing the financial strength and quality of insurers. We may not maintain our financial strength ratings from the rating agencies. Please refer to the section in this Annual Information Form entitled "Ratings" for further details. Any rating downgrade could result in a reduction in the number of insurance contracts we write and in a significant loss of business, as such business could move to other competitors with higher ratings, thus causing premiums and earnings to decrease.

We may not be able to successfully alleviate risk through reinsurance arrangements, which could cause us to reduce our premiums written in certain lines or could result in losses.

We use reinsurance to help manage our exposure to insurance risks. The availability and cost of reinsurance are subject to prevailing market conditions, both in terms of price and available capacity, which can affect our premium volume and profitability. Many reinsurance companies exclude certain coverages from, or alter terms in, the policies that we purchase from them. For example, following the terrorist attacks of September 11, 2001, certain reinsurers excluded coverage for terrorist acts or priced such coverage at prohibitively high rates. These gaps in reinsurance protection expose us to greater risk and greater potential losses and could adversely affect our ability to write future business.

We bear credit risk with respect to our reinsurers and we purchase a significant portion of our reinsurance from an unrated and unlicensed reinsurer.

Our reinsurance arrangements are with a limited number of reinsurers and, as of December 31, 2006, approximately 13.2% of our ceded policy liabilities were to ING Re, one of our affiliates. This increases a potential adverse effect on our results of operations if one or more of our reinsurers is unable to meet its financial obligations. Although all of our non-affiliate reinsurers have a minimum rating of "A-" from A.M. Best at the time of entering into the reinsurance arrangements, these ratings are subject to change and may be lowered.

Although reinsurance makes the assuming reinsurer liable to us to the extent of the risk ceded, we are not relieved of our primary liability to our insureds as the direct insurer. As a result, we bear credit risk with respect to our reinsurers. We cannot ensure that our reinsurers will pay all reinsurance claims on a timely basis or at all. We evaluate each reinsurance claim based on the facts of the case, historical experience with the reinsurer on similar claims and existing law and include in our reserve for uncollectible reinsurance any amounts deemed uncollectible.

The inability to collect amounts due to us under reinsurance arrangements would reduce our net income and cash flow, and the ability of our insurance subsidiaries to pay dividends or make other distributions to us.

Because we are dependent on key employees, the loss of any of these employees or our inability to retain other key personnel could adversely affect our business.

We are substantially dependent on a number of key employees. Our success has been, and will continue to be, dependent on our ability to retain the services of our existing key employees and to attract and retain additional qualified personnel in the future. The loss of the services of any of our key employees, or the inability to identify, hire and retain other highly qualified personnel in the future, could adversely affect the quality and profitability of our business operations.

General economic, financial market and political conditions may adversely affect our business and profitability.

Our businesses and profitability may be materially adversely affected from time to time by general economic, financial market and political conditions such as those occurring after the September 11, 2001 terrorist attacks as discussed above. In periods of economic downturn characterized by higher unemployment, lower family income, lower corporate earnings, lower business investment and lower consumer spending, individuals and businesses may choose not to purchase insurance products, may permit existing policies to lapse, or may choose to reduce the amount of coverage purchased. In addition to the demand for our insurance products being adversely affected, our reserves and provisions would likely increase, resulting in lower earnings. General inflationary pressures may affect the costs of medical care, automobile parts and repair, construction and other items, increasing the costs of paying claims.

As a holding company, we are dependent on the results of operations of our subsidiaries to meet our obligations and pay future dividends.

We are a holding company and a legal entity separate and distinct from our subsidiaries. As a holding company without significant operations or assets of our own, our principal sources of funds are dividends and other distributions as well as loans from our subsidiaries. Canadian insurance laws limit the ability of our insurance subsidiaries to pay dividends and require our insurance subsidiaries to maintain specified levels of statutory capital and surplus. In addition, for competitive reasons, our insurance subsidiaries need to maintain financial strength ratings which require us to sustain capital levels in our insurance subsidiaries. These restrictions affect the ability of our insurance subsidiaries to pay dividends and use their capital in other ways. The inability of our subsidiaries to pay dividends to us could have a material adverse effect on our business and financial condition.

Risk Management

We have established comprehensive risk management and internal control procedures designed to manage and monitor various risks in order to protect our business, clients and shareholders. Our risk management efforts aim to avoid risks that could materially impair our financial position, accept risks that contribute to sustainable earnings and growth and disclose these risks in a full and complete manner. Our board of directors is responsible for overseeing our risk-taking activities and risk management programs.

Our board of directors has established the following committees to ensure that risks are being properly measured, monitored and reported:

- *Audit and Risk Review Committee:* This committee is composed exclusively of independent members of our board of directors and chaired by an independent director. In addition to its audit committee functions, which include the review of financial information and the monitoring of internal controls, this committee reviews trends and key risk positions and exposures, risk management programs, practices and internal controls and compliance with key operational risk policies and limits.
- *Conduct Review and Corporate Governance Committee:* This committee is composed of a majority of independent members of our board of directors and chaired by an independent director. This committee reviews, approves or makes recommendations to our board of directors with respect to related party transactions, compliance and market conduct programs and policies, including the resolution of conflicts of interests, and restrictions on use of confidential information.
- *Risk Management Committee:* This committee is composed of six of our senior officers and is chaired by a senior officer designated by our board of directors. It meets approximately ten times a year and oversees and endorses our global risk management priorities, assesses the effectiveness of risk management programs, policies and actions of each key critical function of our business and reports on an ongoing basis to the Chief Executive Officer, quarterly to the audit committee, and at a minimum annually to our board of directors. The committee evaluates our overall risk profile, aiming for a balance between risk, return, and capital, and determines policies concerning security and information technology risk, compliance, regulatory, legal and litigation issues, crisis and business continuity risks and reputational risk as well as management information

systems. The committee is mandated to: (i) identify risks that could materially affect our business; (ii) measure risks and their financial and other impact, such as reputational; (iii) monitor risks; and (iv) avoid risks if they are not in line with the risk tolerance level determined by our board of directors. This committee uses a number of tools and processes to identify and assess the risks that could affect us. The main tools are the R&CSR (Risks and Control Self-Assessment Report), through which the risk profile of a specific business unit is established and then measured, and the key risk indicators which are a strategic tool for proactive and continuous monitoring of identified risks.

In addition, the Chief Executive Officer is directly accountable to our board of directors for all of our risk-taking activities and risk management programs and is supported by the Chief Risk Officer, the Chief Financial Officer and the Senior Vice-President, Corporate and Legal Services, as well as the senior management committee which reviews findings of the risk management committee and takes action accordingly.

The following sets out the principal risks we have identified and the strategies adopted to manage them:

- *Strategic Risks:* We face many strategic challenges, including ongoing management and development of our products, services and relationships with our distribution networks and insureds. We manage these risks through formal processes and approvals which include:
    - obtaining our board of directors' final approval of the medium term plan, which provides for strategic planning and capital allocation, and includes risk management analysis;
    - reviewing of the financial and operational reports by the audit and risk review committee and our board of directors on a quarterly basis;
    - having each of our business units develop detailed business plans, which are then executed by local management;
    - having each significant acquisition reviewed by our board of directors and the majority shareholder; and
    - developing and maintaining high standards of conduct through distribution of our Code of Conduct to all new employees and periodical reminders of same to all employees, together with training sessions.
- *Operational Risks:* Operational risks are the risks of loss resulting from inadequate or failed internal processes, systems failures or human performance failures. The main operational risks relate to our inability to design and price our products properly, retain our distribution networks, manage our information properly, secure our information systems, protect against vandalism, theft, data loss and similar threats and recuperate amounts due by our reinsurers.
- *Investment Risks:* Our investment risks are derived from three main sources: (i) investment risks that result from price volatility, interest rate changes, default, deterioration of credit rating or creditworthiness, adverse movements in foreign currency rates and from not having access to sufficient funds to meet both expected liabilities and unexpected cash demands; (ii) we bear the credit risk of our reinsurers in case they become unable to meet their financial obligations; and (iii) the risk of loss due to inability or unwillingness of our brokers to whom we lend money to repay amounts due.

To alleviate such risks, we have adopted an investment philosophy aimed at preserving capital and investment policies that set investment limits in each category of acceptable investments and that fix minimum ratings for each type of investment. These investment policies and guidelines are applied by IIM and are closely monitored by an investment committee that reports to our board of directors at each of its regular meetings. Please refer to the section entitled "Description of the Business – Investment Management – Investment Philosophy and Strategies" above.

Reinsurers are selected based on their financial strength ratings, business practices and the price of their product offerings. All non-related reinsurers must be rated "A-" or higher by A.M. Best at the time of entering into reinsurance agreements with us. Reinsurance agreements and reinsurers are closely monitored on a continuing basis. Please refer to the section entitled "Description of the business – Reinsurance" above for further information.

Finally, broker loans are managed by officers in each of the three main regions and overseen by management at a national level: they negotiate the loans and equity participation with selected brokerages to which we lend money or in which we take a co-ownership position. Standard agreements are used for this purpose and contain general security and supervision clauses. These officers monitor the financial situation of these brokerages. The Company's Board reviews the loan arrangements as a whole on an annual basis.

- *Market Conduct Risks:* We are subject to numerous laws and regulations in all the jurisdictions in which we operate. Failure to respect all laws and regulations, or failure to identify such laws and regulations and their impact on our relationship with customers could negatively affect our financial results and reputation. In this regard, we are supported by a team of lawyers and staff, and by outside counsel when deemed necessary, in addition to being an active member of the major industry associations. Also, our government relations function ensures contact with the governments of the various provinces in which we operate, and can be proactive in situations that could affect our business.
- *External Risks:* Our operations are exposed to a large number of diversified external factors over which we have no or limited control. These include natural events, general economic and geo-political conditions, and adverse legislative and judicial developments. Identification, monitoring and mitigating or avoidance of such risks is supported by the risk management effort at all levels of our organization, which includes prudent actuarial reserves, controlled risk appetite and limited risk tolerance and control of the binding authorization limits in operations, credit, acquisitions or disposals.

DIVIDENDS

ING Canada did not declare or pay any dividends to shareholders in 2004 following the Offering on December 15, 2004. It subsequently declared the following dividends:

Declaration date	Payment date	Dividend amount
February 17, 2005	March 31, 2005	$0.1625
May 12, 2005	June 30, 2005	$0.1625
August 11, 2005	September 30, 2005	$0.1625
November 10, 2005	December 30, 2005	$0.1625
February 16, 2006	March 31, 2006	$0.25
May 11, 2006	June 30, 2006	$0.25
August 10, 2006	September 29, 2006	$0.25
November 9, 2006	December 29, 2006	$0.25
February 15, 2007	March 30, 2007	$0.27

The payment of dividends is subject to the discretion of our board of directors and depends on, among other things, our financial condition, general business conditions, restrictions regarding the payment of dividends to us by our P&C insurance subsidiaries and other factors that our board may in the future consider to be relevant. In addition, pursuant to a Co-operation Agreement entered into between ING Canada and ING Groep, ING Groep must approve any change in our policy with respect to the declaration and payment of dividends. For further details, please refer to the section "Relationship with ING Groep" below.

As a holding company with no direct operations, we rely on cash dividends and other permitted payments from our insurance subsidiaries and our own cash balances to pay dividends to our shareholders. The amount of dividends payable by our subsidiaries without the prior approval of the applicable insurance regulatory authorities is limited by applicable insurance law.

DESCRIPTION OF CAPITAL STRUCTURE

Our authorized share capital consists of an unlimited number of common shares ("Common Shares"), an unlimited number of class A shares, issuable in series, the rights and preferences of which may be established from time to time by our board of directors, and one Special Share. As of December 31, 2006, 133,732,000 Common Shares, no class A shares and one Special Share were issued and outstanding.

On February 15, 2007, the Company announced its intention to repurchase for cancellation up to $500 million of its Common Shares through a substantial issuer bid, by way of a modified Dutch Auction. ING Groep has informed the Company of its intent to submit Common Shares sufficient to maintain its holding at 70%. A circular containing the full details of the issuer bid and procedures for tendering shares was filed with the appropriate Canadian securities regulators on February 19, 2007 and is available in the Investor Relations section of the Company's web site at www.ingcanada.com and on SEDAR at www.sedar.com.

Common Shares

Holders of Common Shares are entitled to receive dividends as and when declared by our board of directors and, unless otherwise provided by legislation, are entitled to one vote per Common Share on all matters to be voted on at all meetings of shareholders. Upon our voluntary or involuntary liquidation, dissolution or winding-up, the holders of Common Shares are entitled to share rateably in the remaining assets available for distribution, after payment of liabilities.

Class A Shares

The class A shares will be issuable from time to time in one or more series. Our board of directors will be authorized to fix before issue the number of, the consideration per share of, the designation of, and the provisions attaching to, the class A shares of each series, which may include voting rights. The class A shares of each series will rank on par with the class A shares of every other series and will be entitled to preference over the Common Shares and any assets in the event of liquidation, dissolution or our winding up. If any cumulative dividends or amounts payable on a return of capital are not paid in full, the class A shares of all series will participate rateably in accordance with the amounts that would be payable on such shares if all such dividends were declared and paid in full or the sums that would be payable on such shares on the return of capital if all amounts so payable were paid in full, as the case may be.

Special Share

The authorized number of Special Shares will be limited to one. The holder of the Special Share will be entitled to receive notice of, to attend and speak at any meeting of our shareholders; however, the holder of the Special Share will not be entitled either to vote at any shareholder meeting or to sign a resolution in writing, other than (i) in respect of the nominee rights described below under the heading "Relationship with ING Groep — Co-operation Agreement — ING Groep Corporate Governance Rights — Special Share Rights— ING Groep Nominees", and (ii) as a separate class (A) pursuant to applicable law and (B) upon any proposed change to the maximum or minimum number of directors. The Special Share will also provide for certain rights with respect to the appointment of our Chief Executive Officer. The rights attaching to the Special Share will not apply for so long as ING Groep, or any of its affiliates, or any combination thereof, competes with us.

The Special Share will be automatically converted into one Common Share in the circumstances described below under the heading "Relationship with ING Groep— Co-operation Agreement— ING Groep Corporate Governance Rights— Special Share Rights— Automatic Conversion of Special Share".

No dividends will be declared or paid by ING Canada on the Special Share. In the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, the holder of the Special Share will be entitled to receive $1.00 for the Special Share before any distribution of any part of our assets among the holders of our Common Shares, but after any such distribution among the holders of any series of class A shares.

Ratings

On February 20, 2006, the Dominion Bond Rating Service (DBRS) assigned an "A" (low) rating to the long-term Senior Unsecured Debt of the Company, which is the third-highest of the ten rating categories for long-term debt. According to DBRS, debt securities rated "A" are of satisfactory credit quality and protection of interest and principal is considered substantial, but the degree of strength is less than that of AA rated entities. A reference to "high" or "low" reflects the relative strength within the rating category. The rating trend has been established as stable.

A security rating or a stability rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating organization.

MARKET FOR SECURITIES

The Common Shares of ING Canada are listed and trade on the Toronto Stock Exchange under the symbol "IIC".

Trading Price and Volume

The following table represents the price ranges and volume traded on the Toronto Stock Exchange of Common Shares of ING Canada from January 1, 2006 until the Company's financial year-end on December 31, 2006.

Period	Low ($)	High ($)	Volume
2006			
January	51.40	56.10	2,048,904
February	50.66	58.50	3,246,937
March	54.69	61.30	5,937,110
April	54.01	60.64	2,606,428
May	50.65	60.67	5,148,410
June	52.00	57.31	3,009,491
July	51.54	57.45	1,415,383
August	52.20	56.90	2,479,993
September	53.22	57.45	2,265,106
October	55.55	59.70	2,097,029
November	52.70	59.03	2,448,070
December	51.25	54.49	2,574,262

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets out, for each of our directors and executive officers, their name, municipality of residence, position with the Company, principal occupation and, if a director, the date on which the person became a director. Unless otherwise noted, each of the directors of the Company will serve until the Annual Meeting of Shareholders, which is scheduled to be held on May 16, 2007. Each director and executive officer listed has held the principal occupation indicated for the past five years except if otherwise indicated hereunder.

Name and Residence	**Position with ING Canada**	**Principal Occupation**	**Director of ING Canada or Predecessors Since**
Yves Brouillette(2),(3) Montreal, Québec, Canada	Chairman	Corporate Director and President, Placements Beluca Inc.	October 10, 1989
Paul Cantor(1),(3) Toronto, Ontario	Independent Director	Chair, Public Sector Pension Investment Board and Senior Adviser, Bennett Jones LLP(6)	May 1, 2006
Marcel Côté(2),(3) Montréal, Québec, Canada	Independent Director	President, Secor Consulting Inc.	December 14, 2004
Robert W. Crispin(4) Scarborough, Maine, USA	Director	Chairman and Chief Executive Officer, ING Investment Management LLC	October 26, 2004
Ivan E.H. Duvar(1),(2) Amherst, Nova Scotia, Canada	Independent Director	President and CEO, MIJAC Inc.	April 19, 2005
Eileen Mercier(1),(2) Toronto, Ontario, Canada	Independent Director	Chair, Ontario Teachers' Pension Plan	December 14, 2004
Kathleen Murphy South Glastonbury, Connecticut	Director	CEO, U.S. Wealth Management, ING Insurance Americas	May 1, 2006
Robert Normand(1) Rosemère, Québec, Canada	Independent Director	Corporate Director	December 14, 2004
Louise Roy(3) Montréal, Québec, Canada	Independent Director	Associate Fellow, Center for Interuniversity Research and Analysis on Organizations	December 14, 2004
Carol Stephenson(3) Manotick, Ontario, Canada	Independent Director	Dean, Richard Ivey School of Business, University of Western Ontario	December 14, 2004
David A. Wheat(4) Duluth, Georgia, USA	Director	Executive Vice-President and Chief Financial Officer, ING Americas	August 19, 2004
Claude Dussault(4) Toronto, Ontario, Canada	Director, President and Chief Executive Officer	President and Chief Executive Officer, ING Canada	March 28, 2000
Charles Brindamour Toronto, Ontario, Canada	Chief Operating Officer	Chief Operating Officer, ING Canada	-
Claude Désilets Sainte-Julie, Québec, Canada	Chief Risk Officer	Chief Risk Officer, ING Canada	-
Françoise Guénette Toronto, Ontario, Canada	Senior Vice-President, Corporate and Legal Services, and Secretary	Senior Vice-President, Corporate and Legal Services, and Secretary, ING Canada	-

Name and Residence	Position with ING Canada	Principal Occupation	Director of ING Canada or Predecessors Since
Derek Iles Toronto, Ontario, Canada	President, ING Insurance	President, ING Insurance	-
Donald K. Lough[5] Unionville, Ontario, Canada	Executive Vice-President	Executive Vice-President, ING Canada	-
Mark A. Tullis Toronto, Ontario, Canada	Chief Financial Officer	Chief Financial Officer, ING Canada	-
Jacques Valotaire[5] Longueuil, Québec, Canada	Executive Vice-President	Executive Vice-President, ING Canada	-

Notes

(1) Member of the Audit and Risk Review Committee

(2) Member of the Conduct Review and Corporate Governance Committee

(3) Member of the Human Resources Committee

(4) Member of the Investment Committee

(5) The Company announced the retirement of Mr. Lough and Mr. Valotaire on January 16, 2007. Further details can be found in the Material Change Report dated January 23, 2007 and filed on SEDAR at www.sedar.com.

(6) Prior to February 1, 2007, Mr. Cantor was the Managing Director and then Chairman for Canada of Russell Reynolds Associates.

Yves Brouillette. Mr. Brouillette is currently President of Placements Beluca Inc., which is a private investment company and a Corporate Director. He was, from April 2002 to September 2005, the Chief Executive Officer of ING Latin America. Prior to that time, Mr. Brouillette was General Manager of ING Mexico and Chairman of the Executive Committee of ING Comercial America since 2001. Over the last 30 years, Mr. Brouillette has occupied several senior and executive positions within the ING group of companies and is currently a member of the board of a number of ING companies operating in Canada. Mr. Brouillette is an Actuarial Science graduate of l'Université Laval (Québec), a graduate of the Advanced Management Program of Harvard Business School and is a Fellow of the Canadian Institute of Actuaries and of the Casualty Actuarial Society. Mr. Brouillette has also been a director of our P&C insurance companies since 1989.

Paul Cantor. Paul Cantor is the Chair of the Public Sector Pension Investment Board. Concurrently, he is Senior Advisor at Bennett Jones LLP. Mr. Cantor is also a member of the Board of Directors of ING Bank of Canada that reports to the banking arm of ING Groep. Mr. Cantor was Chairman and CEO of National Trust Company and earlier held other senior executive positions in the financial services sector. He has also served on the Board of Directors of a number of large financial institutions. He was Chairman for Canada of the global executive search firm, Russell Reynolds Associates. His public sector service includes establishing and serving as the first executive director of the World Bank-Canadian government sponsored Toronto International Leadership Centre for Financial Sector Supervision, and with the Department of Finance of the Government of Canada. Paul Cantor obtained a Bachelor of Arts from the University of Alberta and a law degree from the University of Toronto. He is also a Fellow of the Institute of Canadian Bankers.

Marcel Côté. Mr. Côté is President of Secor Consulting Inc., a Montréal-based consulting firm specializing in business strategy which he founded in 1975. In 1989 and 1990, he was Director of Strategic Planning and Communication for the Office of the Prime Minister of Canada. From 1986 to 1988, he worked as an economic advisor to the Premier of Québec. Mr. Côté holds an M.Sc. in Economics from the Graduate School of Industrial Administration of Carnegie Mellon University in Pittsburgh, Pennsylvania. He is also a Fellow of the Center for

International Affairs of Harvard University. Mr. Côté has also taught at l'Université de Sherbrooke and l'Université du Québec à Montréal. Mr. Côté was appointed as a member of ING Canada's former Advisory board in 1999, and was previously a member of our Board of Directors from 1997 to 1999.

Robert W. Crispin. Mr. Crispin started his career at ING in 2001 as Chairman and Chief Executive Officer of ING Investment Management Americas and is responsible for the ING Mutual Funds, ING Institutional Markets and ING's insurance operations in Brazil, Chile and Peru. He is also a member of the ING Americas Executive Committee, which is responsible for all of ING's insurance, banking and investment management activities in North and South America. Prior to joining ING in 2001, Mr. Crispin was an Executive Vice-President of Massachusetts Mutual Life Insurance Company. Over the past 33 years he has held senior positions with a number of major insurance and financial service companies. These include Travelers Companies where he was Vice Chairman and Lincoln National Corporation where he was Executive Vice-President and Chief Investment Officer. He has led a variety of units including investments, finance, distribution, international operations and technology. Mr. Crispin received a B.A. from Wesleyan University and an MBA from the University of Connecticut. He holds the Chartered Financial Analyst designation.

Ivan E.H. Duvar. Mr. Duvar is President & CEO of MIJAC Inc. which is a privately held investment company. He also currently holds several Directorships in a variety of sectors including financial services, communications, and manufacturing. He held several positions with Maritime Tel & Tel Limited, including Chairman of the Board (1990 - 2000), and President & CEO (1985 - 1995). Mr. Duvar is a member of the Association of Professional Engineers of Nova Scotia and a Fellow of the Canadian Academy of Engineering; he obtained a Senior Matriculation from the Prince of Wales College in Prince Edward Island, an Engineering Certificate from Mount Allison University in New Brunswick, a Bachelor of Engineering (Elect.) at the Technical University of Nova Scotia, and a Certificate of Industrial Management at the Canadian Institute of Management, St. Mary's University, Nova Scotia. Mr. Duvar has been a director of ING Canada's federal P&C insurance subsidiaries since 1983. He was also a member of the Board of ING Canada from 1993 to 1996, and was re-elected to ING Canada's board on April 19, 2005.

Eileen Mercier. Ms. Mercier is currently the Chair of the Ontario Teachers Pension Plan Board. Her career encompasses 35 years of general management experience in the forest products, financial services, integrated oil and communication industries. From 1995 to 2003, Ms. Mercier headed her own management consulting firm, Finvoy Management Inc., specializing in financial strategy, restructuring and corporate governance issues. Prior to that time, she was Senior Vice-President and Chief Financial Officer of Abitibi-Price Inc. She holds an MBA from York University and a Masters Degree from the University of Alberta. Ms. Mercier is also a member of the Board of Directors of ING Bank of Canada which is owned 100% by ING Groep. Ms. Mercier was appointed a member of ING Canada's former Advisory board in 1999.

Kathleen Murphy. Kathleen Murphy is currently Chief Executive Officer of ING U.S. Wealth Management, ING Insurance Americas. She is also a member of ING's U.S. Diversity Steering Committee and a director of the ING U.S. Foundation Board. Previously, she was Group President of ING's U.S. Worksite and Institutional Financial Services. Prior to that, she was General Counsel and Chief Administrative Officer for ING U.S. Financial Services. She also served as senior advisor to the U.S. Financial Services CEO. Ms. Murphy joined ING in 2000, after ING's acquisition of Aetna Financial Services. Prior to this acquisition, she served as General Counsel and Chief Compliance Officer of Aetna Financial Services, which she originally joined in 1985. Ms. Murphy holds a Juris Doctorate degree with highest honors from the University of Connecticut, and graduated summa cum laude with a Bachelor of Arts degree in both Economics and Political Science from Fairfield University. Ms. Murphy has also served on a variety of regulatory, industry and business commissions and task forces in the United States.

Robert Normand. Mr. Normand is currently a director of a number of publicly traded and private companies in various sectors including financial services and investment funds. In performing his Directors' duties, he has served on various audit, investment, pension fund, corporate governance, human resources and environmental committees and has also served as chairman. From 1972 to 1997, he held several positions at Gaz Métropolitain Inc., a natural gas distributor, retiring as Chief Financial Officer in 1997. Mr. Normand is a member of the Canadian Institute of Chartered Accountants, the Institute of Corporate Directors and the Financial Executive Institute. Mr. Normand graduated in 1966 from the Université de Montréal (École des Hautes Études Commerciales). He has been a member of the Canadian Institute of Chartered Accountants since 1966. Mr. Normand has been a director of ING Canada's P&C insurance subsidiaries since 2002.

Louise Roy. Since 2003, Ms. Roy has been an Associate Fellow of the Center for Interuniversity Research and Analysis on Organizations, chairing the Forum on Leadership for Tomorrow, bringing together businesses and universities on management and leadership topics. She is also an international consultant and a corporate director on several boards of directors. Between 2000 and 2003, Ms. Roy was Senior Vice-President, Marketing and Commercial Services of the International Air Transport Association (IATA). Ms. Roy graduated from the Université de Montréal in 1971 with a Bachelor of Science in Sociology. She obtained a Masters of Science in 1972 from the University of Wisconsin and completed her Ph.D. studies in Sociology in 1974. Ms. Roy was appointed a member of ING Canada's former Advisory board in 2001.

Carol Stephenson. Ms. Stephenson has been the Dean of the Richard Ivey School of Business at the University of Western Ontario since July 1, 2003. Prior to this appointment, she worked for more than 30 years in the telecommunications and technology industries, most recently as President and Chief Executive Officer of Lucent Technologies Canada. Ms. Stephenson serves on a number of other boards of directors, government committees and task forces. Ms. Stephenson is a graduate of the University of Toronto. She has also completed the Executive Program at the Graduate School of Business Administration, University of California at Berkeley, and the Advanced Management Program at Harvard University. In 2000, she was awarded an honorary doctorate in engineering from Ryerson Polytechnic University. Ms. Stephenson was appointed a member of ING Canada's former Advisory board in 1999 and was previously a member of our Board of Directors in 1999. She has also been a director of ING Canada's federal P&C insurance subsidiaries since 2002.

David A. Wheat. Mr. Wheat has been the Executive Vice-President and Chief Financial Officer of ING Americas since August 2004. From April 2003 to August 2004, he was Chief Financial Officer of ING U.S. Financial Services. Prior to that time, he served as Controller of ING Americas from 2001 to 2003. Mr. Wheat was previously a partner for eight years with Ernst & Young LLP where he held several senior and executive positions, including that of Managing Partner for the practice in Fort Wayne, Indiana. Mr. Wheat has a Bachelor of Science in Business Administration, an Accounting degree and is a Certified Public Accountant. Mr. Wheat has been a director of ING Canada's P&C insurance subsidiaries since August 2004.

Claude Dussault. Mr. Dussault is a member of ING Groep's Leadership Council and has been ING Canada's President and Chief Executive Officer since 2001. Prior to that time, he was President and Chief Executive Officer of ING Canada's Brokerage Network. Over the last 20 years, Mr. Dussault has occupied several executive positions within the ING group of companies in Canada; Mr. Dussault is a Fellow of the Canadian Institute of Actuaries and the Casualty

Actuarial Society; he graduated from l'Université Laval (Québec) with a Bachelor of Actuarial Science degree and has completed the Advanced Executive Education Program at the Wharton School of Business. Mr. Dussault has also been a director of ING Canada's P&C insurance subsidiaries since May 1, 2000 and is responsible for the strategic development of the Company and its subsidiaries. Mr. Dussault is also a director of ING Bank of Canada that reports to the banking arm of ING Groep.

Charles Brindamour. Mr. Brindamour was named Chief Operating Officer of ING Canada in January 2007. Mr. Brindamour had previously held the title of Executive Vice-President and had been in charge of the Company's personal lines, commercial lines and claims divisions in addition to planning and corporate development since May 2004. Prior to that time, he held the positions of Senior Vice-President, Personal Lines from October 2001 to May 2004 and Vice President, Finance for ING Canada from September 1999 to October 2001. Over the last 15 years, Mr. Brindamour has occupied several senior and executive positions within the ING group of companies. Mr. Brindamour received his Bachelor of Actuarial Science in 1992 from l'Université Laval (Quebéc) and has been an Associate of the Casualty Actuarial Society since 1995.

Claude Désilets. Mr. Désilets joined the ING group of companies in November 1989 and has held the position of Chief Actuary at ING Canada since January 1993. He was named Chief Risk Officer of the Company in January 2007. Before joining ING, he occupied various actuarial functions for two Canadian property and casualty insurance companies. From 1992 to 1997, Mr. Désilets also taught actuarial science at l'Université de Montréal. Mr. Désilets graduated from l'Université Laval (Québec) in 1982 with a Bachelor of Actuarial Sciences degree and is a Fellow of both the Casualty Actuarial Society and Canadian Institute of Actuaries.

Françoise Guénette. Ms. Guénette has held her current positions since joining the Company in 1997. Her current functions also include compliance. Prior to joining ING Canada, Ms. Guénette was the Chief General Counsel and Head of Corporate Services for a number of different corporations, including a large bank and a financial group in Canada. She also taught Insurance at l'Université de Montréal. She was Governor of l'Université du Québec from 1988 to 1992 and held various positions at the Conservation and Environmental Board of the Province of Québec between 1988 and 1993, including being Chairman from 1992 to 1993. Ms. Guénette has a law degree from McGill University, and is a member of the Québec Bar and the Law Society of Upper Canada.

Derek A. Iles. Mr. Iles was named President of ING Insurance in January 2007. Previously, he had been in charge of our operations in Ontario and in the Western provinces since May 2004. Prior to that, Mr. Iles was President, Central/Atlantic Region from 2001, and previously was President and Chief Operating Officer of ING Western Union Insurance Company located in Calgary, Alberta. He has over 25 years of experience in the P&C insurance industry, including branch management. Mr. Iles earned his FCII through the Chartered Insurance Institute in Great Britain and completed the University of Calgary Executive Program in 1987. He has completed the Advanced Executive Education Program from the Wharton School of Business.

Donald K. Lough. Mr. Lough is Executive Vice-President in charge of information technology, human resources, wealth management, marketing, communications and government relations. Prior to his current position, Mr. Lough was President and Chief Executive Officer of ING Halifax Insurance Company from 1990 to 2001. Mr. Lough has over 30 years of experience in the insurance industry including experience in underwriting, marketing and branch management. Mr. Lough has a Bachelor of Commerce degree from Concordia University and has completed the Advanced Executive Education Program from the Wharton School of Business. The Company announced Mr. Lough's retirement in January 2007.

Mark A. Tullis. Prior to joining ING Canada in January 2006 to facilitate the transition to his appointment effective April 1, 2006 as Senior Vice-President and Chief Financial Officer, Mr. Tullis was President of Institutional Businesses of ING Americas, and has held several other senior executive positions since joining ING Americas in September 1999. Prior to joining the ING group of companies, Mr. Tullis was Executive Vice-President and Chief Actuary with Primerica, a subsidiary of Citigroup, from 1994 to 1999, where he was responsible for financial reporting, actuarial functions and reinsurance functions in connection with various Primerica companies. Mr. Tullis has more than 30 years experience in senior positions within the insurance industry. Mr. Tullis holds a Bachelor of Mathematical Sciences degree. Mr. Tullis served as a director of ING Canada's federal P&C insurance subsidiaries from 2000 to the beginning of 2006.

Jacques Valotaire. Mr. Valotaire has been our Executive Vice-President in charge of Québec, the Atlantic provinces and **belairdirect** since May 2004. Over the last 15 years, Mr. Valotaire has held several executive positions within the ING Canada group of companies. Mr Valotaire has been in charge of our operations in Québec since 2001. From 1999 to 2001, Mr. Valotaire was President and Chief Executive Officer of ING Commerce Group and from 1992 until 1999, he was President and General Manager of **belairdirect**. Mr. Valotaire is a Fellow of the Order of Chartered Accountants and is a graduate of l'Université Laval (Québec). He has also completed the Advanced Executive Education Program from the Wharton School of Business. The Company announced Mr. Valotaire's retirement in January 2007.

Committees of the Board of Directors

Our board of directors has established three committees which are described below. Our board of directors and the boards of directors of our P&C insurance subsidiaries ensure that the composition of their committees meets applicable statutory independence requirements as well as any other applicable legal and regulatory requirements.

Audit and Risk Review Committee

The Audit and Risk Review Committee is composed of Ivan E.H. Duvar as Chair, Paul Cantor, Eileen Mercier and Robert Normand, each of whom is independent and financially literate. The education and experience of each member is described as part of their respective biographies on pages 32-34 of this Annual Information Form. The Mandate of the Audit and Risk Review Committee is attached as **Appendix A** to this Annual Information Form.

As part of the Company's corporate governance practices, the Audit and Risk Review Committee has adopted a policy restricting non-audit services that may be provided by E&Y to the Company or its subsidiaries. Prior to the engagement of the External Auditor for non-audit services, the Committee must pre-approve the provision of such services with due consideration to avoiding an impact on auditor independence. This includes consideration of applicable regulatory requirements and guidance and the Company's own internal policies. All services provided by E&Y during the past two years have received the approval of the Board further to the recommendation of the Committee. Fees paid to the Auditor for 2005 and 2006 are as follows.

External Auditor Service Fees
(in thousands of dollars)

	2006	2005
Audit Fees[1]	940	792
Audit-Related Fees[2]	696	483
Tax Fees[3]	74	55
All Other Fees[4]	78	260
Total	**1,788**	**1,590**

(1) Audit Fees include fees for professional services for the audit of the Company's financial statements and those of its subsidiaries or other services that are normally provided by external auditors in connection with statutory and regulatory filings or engagements, including review of the Company's interpretation of accounting and financial reporting standards. In addition to including fees for services necessary to perform an audit or review, these fees also include amounts for comfort letters, attest services, consents and assistance with and review of documents filed with regulators in connection with other statutory audit requirements.

(2) Audit-Related Fees are for assurance and related services performed by the Company's external auditor. These services include pension fund audits, accounting consultations in connection with acquisitions and divestitures and interpretation of financial accounting and reporting standards, internal control audit and reviews, and other attest services not required by statute or regulation.

(3) Tax Fees are for assistance with tax compliance, tax planning, and tax advice related to restructurings and tax audits.

(4) All other fees include fees for other services not included in the preceding categories, including services for the ING Funds and the translation of financial reports.

Conduct Review and Corporate Governance Committee

Our conduct review and corporate governance committee ensures that management has established procedures to ensure that permitted transactions with "related persons" are on terms and conditions at least as favourable as market. The committee's responsibilities include reviewing applicable procedures and their effectiveness as well as our practices to ensure that related party transactions that may have a material effect on our stability or solvency are identified. The conduct review and corporate governance committee also reviews our compliance programs that cover market conduct, ombudsman office, privacy office, conflict of interest, relationships with clients and brokerages and relationships with regulatory authorities. This committee reports to our board of directors on related party transactions and other matters. The committee monitors ongoing developments regarding corporate governance and may seek independent expert advice when appropriate.

Human Resources Committee

Our human resources committee reviews and makes recommendations to the directors regarding nominations of our directors and the appointment of our chief executive officer, employee compensation matters including in respect of pension funds, any equity or other compensation plan for our officers and succession planning. This committee is also responsible for reviewing annually the performance of our chief executive officer and evaluating his total compensation in relation to his performance against established goals and strategies. The committee also periodically assesses the performance of our board of directors and its committees.

Other Committees

Our board of directors has also established three other committees composed of members of senior management (and, in the case of the investment committee, of directors) that report to our board of directors or one of its committees. These management committees are the risk management committee, the investment committee, and the pension funds committee which makes recommendations to the human resources committee in respect of pension funds benefits and also monitors the investments of the pension funds.

Shareholdings of Directors and Executive Officers

To the knowledge of ING Canada, as at December 31, 2006, the directors and executive officers of ING Canada as a group, beneficially owned, directly or indirectly, or exercised control or direction over 69,750 of the outstanding Common Shares of ING Canada, representing 0.0521% of the total number of Common Shares of the Company issued and outstanding.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company, no director or executive officer of the Company, or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company is, or has been in the last ten years, a director or executive officer of an issuer that, while that person was acting in that capacity (a) was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days, or (c) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets except for the following: *Robert Normand,* a director of the Company, served as director of Concert Industries Ltd. when it and its Canadian operating subsidiaries announced on August 5, 2003 that it had filed for protection under the *Companies' Creditors Arrangement Act* (CCAA). Concert Industries Ltd. was restructured and a plan of compromise and arrangement for its operating subsidiaries was approved in December 2004 allowing them to emerge from the CCAA proceedings. Mr. Normand no longer serves as director of Concert Industries Ltd.

To the knowledge of the Company, no director or executive officer of the Company, or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has, within the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold their assets.

Conflicts of Interest

To the knowledge of ING Canada, no director or executive officer of ING Canada has an existing or potential material conflict of interest with ING Canada or any of its subsidiaries.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

ING Groep and some of its affiliates have engaged in certain transactions, and are parties to certain arrangements, with us. Some of these transactions and arrangements are material. Prior to the Offering, all of our Common Shares were owned, directly or indirectly, by ING Groep. We and our operating subsidiaries have numerous reinsurance agreements in effect, some of which include ING Re as a party. These agreements provide us with reinsurance coverage in the normal course of business and on normal market terms. See Note 7 to our audited consolidated financial statements for the year ending December 31, 2006 for further details. Please also refer below to the heading "Relationship with ING Groep".

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

In the normal course of carrying on our business, we become the subject of claims and are involved in various legal proceedings. We are not currently involved in any material legal proceedings, nor are we aware of any pending or threatened proceedings or claims for damages, that we believe the amount would exceed ten per cent of the current assets of the Company or would have a material adverse effect upon our financial condition or results of operations. We believe we have established adequate reserves in respect of legal proceedings to which we are a party.

RELATIONSHIP WITH ING GROEP

Co-operation Agreement

The Co-operation Agreement, dated as of December 15, 2004 between ING Groep and ING Canada and concluded for good and valuable consideration, governs the principal terms of our ongoing relationship with ING Groep following the Offering.

ING Groep Corporate Governance Rights

Special Approval Rights of ING Groep

For so long as ING Groep beneficially owns not less than one-third of the outstanding Common Shares, we will be required to seek the prior written consent of ING Groep (the "Approval Right") to take any of the following actions, whether directly or indirectly through a subsidiary:

(a) consolidate or merge into or with another entity or enter into any other similar business combination, other than a consolidation, merger, or other similar business combination of any of our wholly-owned subsidiaries into or with us or into or with another one of our wholly-owned subsidiaries;

(b) liquidate, dissolve or wind up the Company or any of our operating subsidiaries;

(c) acquire any assets, business or operations (in a single transaction or a series of related transactions) in the aggregate with a value of more than the greater of (i) $100 million and (ii) the dollar amount, as determined by ING Groep from time to time in accordance with its administrative policies and procedures, at which ING Groep's other subsidiaries are required to obtain the approval of ING Groep for such transactions, provided that the Approval Right will not apply to any acquisition made by us or one of our subsidiaries on the exercise of our right of first refusal provided in the Non-Competition Agreement (see section below entitled "Relationship with ING Groep — Non-Competition Agreement");

(d) sell, transfer, lease, pledge or otherwise dispose of any of our assets, business or operations or any of our subsidiaries' assets, business or operations (in a single transaction or a series of related transactions) in the aggregate with a value of more than the greater of (i) $100 million and (ii) the dollar amount, as determined by ING Groep from time to time in accordance with its administrative policies and procedures, at which ING Groep's other subsidiaries are required to obtain the approval of ING Groep for such transactions; or

(e) change our policy with respect to the declaration and payment of any dividends on the Common Shares.

Up until the date that ING Groep first ceases to beneficially own at least one-half of the outstanding Common Shares, we will be required to seek the prior written consent of ING Groep to approve any annual business plan of us and our subsidiaries on a consolidated basis and any amendments to, or any material departure from, such business plan. On and after the date that ING Groep first ceases to beneficially own less than one-half of the outstanding Common Shares and until the date that ING Groep first ceases to beneficially own at least one-third of our Common Shares, we will be required to consult with ING Groep with respect to the preparation of our annual consolidated business plan and any amendments to, or any material departure from, such business plan; however, ING Groep will no longer have the right to approve any such business plan or any amendments to or material departures from any such business plan.

Special Share Rights

The Special Share terms provide that only one such share may be authorized for issuance and, pursuant to the Co-operation Agreement, it will be issued to ING Groep or one of its wholly-owned subsidiaries. The Special Share provides additional rights to ING Groep with respect to our corporate governance, as described below.

(i) ING Groep Nominees

The attributes of the Special Share provide, among other things, that ING Groep, as the beneficial owner of the Special Share, will be entitled to nominate and elect a certain number of directors to our board, as determined by the number of Common Shares that the holder of the Special Share beneficially owns from time to time. Accordingly, for so long as the holder of the Special Share beneficially owns a specified number of Common Shares, the holder of the Special Share, being ING Groep or one of its wholly-owned subsidiaries, will be entitled to nominate and elect a specified proportion of our directors (disregarding any fractional number of directors) to hold office until the next annual meeting of our shareholders or until their successors are elected or appointed, as set out in the table below.

Common Share Ownership	Proportion of Total Number of Directors
Not less than 33 1/3%	5/12
Less than 33 1/3% but not less than 30%	1/3
Less than 30% but not less than 25%	1/4
Less than 25% but not less than 20%	1/6
Less than 20% but not less than 10%	1/12

The Co-operation Agreement and the terms of the Special Share provide that the rights of the holder of the Special Share to elect a specified number of our directors will be subject to our obligation to comply with applicable director independence rules, including those of the TSX, applicable securities regulators and insurance regulators, including any insurance regulatory rules that apply to any of our subsidiaries as if such rules applied to us. The rights of the holder of the Special Share to nominate and elect directors will not apply for so long as ING Groep, or any of its affiliates, or any combination thereof, competes with us as described in the section below entitled "Relationship with ING Groep — Co-operation Agreement— ING Groep Corporate Governance Rights— Special Share Rights— Loss of Special Share Rights".

The Co-operation Agreement also provides that during such time as ING Groep beneficially owns the Special Share, it will not take any action as a shareholder that would result in there being nominees of ING Groep in numbers greater than those to which it is entitled under the terms of the Special Share and the Co-operation Agreement. Further, for so long as ING Groep is entitled to nominate and elect directors pursuant to the Special Share, ING Groep will agree to vote its Common Shares in favour of all nominees for our board set forth in any management proxy circular to be elected by holders of our Common Shares.

(ii) Appointment of Chief Executive Officer

The Special Share provides that until the date that the holder of the Special Share, being ING Groep or one of its wholly-owned subsidiaries, first ceases to beneficially own at least one-half of the outstanding Common Shares, our Chief Executive Officer will be appointed by our board of directors on an annual basis, or sooner in the event such officer resigns or otherwise ceases to hold office prior to such time, from among the directors elected by ING Groep, as the beneficial owner of the Special Share. The Co-operation Agreement provides that on and after the date that ING Groep first ceases to beneficially own at least one-half of the outstanding Common Shares and until the date that it first ceases to beneficially own at least one-third of the outstanding Common Shares and provided that it beneficially owns the Special Share, we will be required to consult with ING Groep with respect to the selection of our Chief Executive Officer. However, any decision concerning the appointment of our Chief Executive Officer will be made by our board of directors. The rights of the holder of the Special Share with respect to the appointment of our Chief Executive Officer will not apply for so long as ING Groep, or any of its affiliates, or any combination thereof, competes with us as described below under the heading "Relationship with ING Groep— Co-operation Agreement— ING Groep Corporate Governance Rights — Special Share Rights— Loss of Special Share Rights".

(iii) Automatic Conversion of Special Share

The Special Share will be automatically converted into one Common Share concurrently with (i) any transfer of the Special Share to a non-wholly-owned subsidiary of ING Groep, (ii) the time that any wholly-owned subsidiary of ING Groep who, at the relevant time, holds the Special Share is no longer a wholly-owned subsidiary of ING Groep, (iii) the time that the holder of the Special Share first ceases to beneficially own at least 10% of the outstanding Common Shares, or (iv) in the event that the Co-operation Agreement is terminated in certain circumstances.

(iv) Loss of Special Share Rights

The Co-operation Agreement and the terms of the Special Share provide that the rights of the holder of the Special Share, including its rights with respect to the nomination and election of directors and the appointment of the Chief Executive Officer, will not apply for as long as ING Groep or any of its affiliates, or any combination thereof, competes with us in a Business (as defined below) in the ING Canada Territory (as defined below).

(v) Other Attributes of the Special Share

See above under the heading "Description of Share Capital" for further information concerning the rights, privileges, restrictions and conditions attaching to the Special Share.

Maintenance Right in Favour of ING Groep

ING Groep will have the right (the "Maintenance Right"), subject to applicable law, exercisable until the date that ING Groep first ceases to beneficially own at least one-third of the outstanding Common Shares, to participate in future offerings and other issuances of Common Shares or securities convertible into Common Shares (subject to certain exceptions, including any grant of incentive options, the issue of Common Shares on the exercise of such options and Common Shares issuable in a rights offering) by purchasing that number of securities in the offering necessary for ING Groep to maintain its relative beneficial ownership interest of

Common Shares (on a fully diluted basis in the case of an offering of convertible securities). In respect of each exercise of the Maintenance Right for any issuance, ING Groep will acquire its securities on the same terms and conditions, including with respect to the price per security, subject to any requirements of stock exchange rules or applicable securities regulators, as is provided in the issuance in respect of which the Maintenance Right is exercised. ING Groep will not be entitled to exercise the Maintenance Right in respect of any offering in which it exercises its rights under the Registration Rights Agreement.

Other Services and Rights Provided in Co-operation Agreement

The Co-operation Agreement also includes terms and conditions to govern the ongoing relationship between us and ING Groep with respect to our business.

Information Sharing

As ING Groep intends to account for its investment in us using the consolidation or equity method of accounting, for so long as it beneficially owns not less than one-third of the outstanding Common Shares, we will agree to provide to ING Groep certain financial and other information to assist ING Groep to satisfy its ongoing financial reporting and other obligations and internal risk management procedures. During this period, we will also co-ordinate with ING Groep with respect to public disclosure of information.

Other Services and Associated Costs

The Co-operation Agreement provides that we will negotiate in good faith with ING Groep to reach mutual agreement on services that we provide to each other and other arrangements and practices between us and which are not explicitly addressed in the Co-operation Agreement. The Co-operation Agreement will also include provisions specifically addressing, for so long as ING Groep beneficially owns not less than one-third of the outstanding Common Shares, (i) the continuance of directors' and officers' insurance and catastrophe re-insurance for our benefit and that of our subsidiaries (provided in each case that ING Groep maintains such coverage for the benefit of members of the Group generally), and (ii) our continued participation in existing vendor purchasing arrangements, to the extent permitted by the applicable underlying contract (including a covenant by ING Groep to ensure our continued involvement in the event of any renewal, provided that ING Groep will not be prevented from terminating arrangements with vendors and suppliers in the ordinary course of its business). In the event that ING Groep beneficially owns less than one-half of the outstanding Common Shares, we will be required to reimburse ING Groep for any additional cost of including us and our subsidiaries in the arrangements referred to in (i) and (ii) above which is attributable to ING Groep no longer holding at least one-half of the outstanding Common Shares. In addition to the foregoing, for so long as ING Groep beneficially owns not less than one-half of the outstanding Common Shares, we will be obligated to first seek any necessary borrowing under ING Groep's credit facilities in effect from time to time, except that we may borrow from other sources if ING Groep is unwilling or unable to provide such financing under ING Groep's credit facilities.

Until the last day in the fiscal quarter in which ING Groep first ceases to beneficially own at least one-third of the outstanding Common Shares (the "Trigger Date"), subject to a 24 month transition period following such date, the Group, on the one hand, and we and our subsidiaries, on the other hand, are to continue to provide each other with any and all administrative and other services (unless otherwise specifically agreed in writing) which have been, consistent with past practices, provided to each other. The provider of such services is to be reimbursed by the user of such services for all costs, fees and expenses incurred and such costs, fees and expenses will not exceed the rates for such services established between us for 2004, subject only to reasonable increases to account for inflation. In addition, any new services to be provided will bear a cost to be agreed between us and ING Groep. Following the Trigger Date, we are to enter into one or more agreements with ING Groep on commercially reasonable terms to govern the provision of such services during the transition period.

Other Contractual Provisions

Indemnification

We and ING Groep will be required to indemnify each other and our respective subsidiaries (including the officers, directors, employees and agents of each) against specified losses suffered by the other as a result of a breach by the indemnifying party of the Co-operation Agreement. In addition, we are to indemnify ING Groep against losses suffered by the Group (including the officers, directors, employees and agents of each) as a result of any misrepresentation or omission contained in any public filing made by any member of the Group, but only with respect to information, if any, provided by us or any of our subsidiaries in writing to any member of the Group on or after the date of the Co-operation Agreement and relating to information, facts or circumstances arising on or after the date of the Co-operation Agreement expressly for use in such filing and which is, or would be required to be, included in any public filing by us or any of our subsidiaries.

Termination

On the date that ING Groep first ceases to beneficially own at least one-half of the outstanding Common Shares, the right of ING Groep to approve any of our annual consolidated business plans and any amendments to, or any material departure from, such business plans, will terminate. On the date that ING Groep first ceases to beneficially own at least one-third of the outstanding Common Shares, the Approval Right, the Maintenance Right and the consultation rights with respect to the preparation of our consolidated business plan and the appointment of our Chief Executive Officer will terminate. The Co-operation Agreement itself will terminate on the date on which ING Groep first ceases to beneficially own at least 10% of the outstanding Common Shares, provided that certain specified provisions concerning indemnification, access to historical records, dispute resolution and confidentiality are to survive in accordance with their terms.

Obligations Subject to Applicable Law

The Co-operation Agreement provides that nothing therein will require us or any of our subsidiaries to take or omit to take any action that would cause us or any of our subsidiaries to be in breach of any laws or regulations applicable to us or any of our subsidiaries.

Non-Competition Agreement

Concurrently with the execution and delivery of the Co-operation Agreement and for similar good and valuable consideration, ING Canada entered into a Non-Competition Agreement to prohibit competition between the Company and ING Groep with respect to the operation, directly or indirectly, of a property and casualty insurance business in certain geographic areas during the Restricted Period (as defined below). Pursuant to the terms of the Non-Competition Agreement, ING Groep will not, directly or indirectly, compete with us or our subsidiaries in Canada and any other jurisdiction in which we carry on a Business and in which ING Groep has agreed not to compete with us (the "ING Canada Territory") in the direct or indirect operation of a property and casualty insurance business and any ancillary business, including manufacturing and distribution (the "Business") during the period commencing on the date of the Non-Competition Agreement and terminating two years after the date that ING Groep first ceases to beneficially own at least one-third of the outstanding Common Shares (such period being referred to as the "Restricted Period"). In addition to the foregoing, ING Groep will not, during the

Restricted Period, directly or indirectly solicit our clients to provide them with competing products, nor will it solicit certain of our senior employees or members of our distribution channel.

We will agree that we will not during the Restricted Period, directly or indirectly, compete with ING Groep with respect to the Business carried on by ING Groep, directly or indirectly, in those jurisdictions (other than the ING Canada Territory) in which such Business is carried on by ING Groep from time to time.

Except in certain specific circumstances, during the Restricted Period neither ING Groep nor any of its affiliates (other than us and our subsidiaries) will be permitted to acquire, directly or indirectly, any business that carries on a Business in the ING Canada Territory (such Business referred to herein as a "Competing Business"). ING Groep will only be permitted to make such an acquisition in the context of a larger acquisition and only if (i) the Competing Business comprises less than 15% of the total assets and revenues, respectively, of the aggregate assets and revenues, respectively, of the business to be acquired by ING Groep, and (ii) we are given a right of first refusal to acquire the Competing Business, on the terms and conditions set out in the Non-Competition Agreement. If we do not exercise our right or we are unable to come to terms on such acquisition, then ING Groep will be permitted, in certain circumstances, to acquire the Competing Business, provided that ING Groep will be required to divest the Competing Business within two years and will not at any time be permitted to use the ING brand in connection with such Competing Business. In addition, until the Competing Business is divested from ING Groep, the rights to which ING Groep, as beneficial owner of the Special Share, would otherwise be entitled under the Special Share will not apply and ING Groep will be required to cause its nominees on our board to resign. Further, ING Groep will be required to take all appropriate steps to ensure that none of its nominees on our board serve on the board of, or participate in, the Competing Business. ING Groep will also be prohibited from using any information about us, other than information that we publicly disclose, in connection with the ownership and operation of the Competing Business.

Registration Rights Agreement

Concurrently with the execution and delivery of the Co-operation Agreement and for similar good and valuable consideration, ING Canada and ING Groep entered into a Registration Rights Agreement, which will provide ING Groep with the right to require us to qualify by prospectus Common Shares beneficially owned by ING Groep for distribution to the public in Canada.

During such time as we are a reporting issuer in Canada and until such time that ING Groep first ceases to beneficially own at least one-third of the outstanding Common Shares, ING Groep will be entitled to participate in any future prospectus offering of Common Shares that we initiate, provided that the Common Shares that ING Groep desires to sell in any such offering are not to exceed 15% of the total number of Common Shares (including Common Shares issuable upon exercise of any over-allotment option) that are subject to the offering. ING Groep will not be entitled to exercise its rights under the Registration Rights Agreement in respect of any offering in which it exercises its Maintenance Right under the Co-operation Agreement.

In addition to the foregoing, during such time that ING Groep is unable to sell all or any of its Common Shares without such sale being considered a "control distribution", requiring that we, absent an exemption from such requirement, file a prospectus and obtain a receipt therefor, ING Groep may demand once each calendar year, commencing 180 days after the closing of the Offering, that we file a prospectus and obtain a receipt therefore provided such demand relates to all of the Common Shares that it beneficially owns or, alternatively, such demand will result in a minimum offering size of $100.0 million. We will be entitled to defer any such demand in certain circumstances for a limited period.

In any completed offering in which ING Groep participates, the parties will bear their expenses in proportion to the number of Common Shares sold by each in the offering, provided that if a party initiates an offering that is not completed, other than as a result of an act or omission by the other party, the initiating party must bear all expenses of or incidental to matters in connection with the distribution.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc., at its offices in Vancouver, Calgary, Winnipeg, Toronto, Montreal and Halifax.

MATERIAL CONTRACTS

Other than the Co-operation Agreement, the Trade-Mark Licence Agreement, the Non-Competition Agreement and the Registration Rights Agreement referred to under "Relationship with ING Groep" above, particulars of which can be found elsewhere in this Annual Information Form under the designated headings, we have not entered into any material contracts during the most recently completed financial year and none are still material and in effect since January 1, 2002, other than contracts entered into in the ordinary course of business.

INTERESTS OF EXPERTS

Ernst & Young LLP ("E&Y LLP") is the Auditor of the Company. The Company's consolidated financial statements as at December 31, 2005 and December 31, 2006 have been filed under National Instrument 51-102 in reliance on the report from E&Y LLP, independent chartered accountants, given on their authority as experts in auditing and accounting.

E&Y LLP is independent in accordance with the Rules of Professional Conduct established by the Canadian Institute of Chartered Accountants.

ADDITIONAL INFORMATION

Additional information on ING Canada may be obtained from our website at www.ingcanada.com and from the SEDAR website at www.sedar.com.

The Management Proxy Circular dated March 30, 2007 enclosed with the Notice of the Annual Meeting of Shareholders dated March 30, 2007 for the meeting scheduled for May 16, 2007 contains additional information including the remuneration and indebtedness of directors and executive officers as well as information regarding the principal holder of ING Canada shares.

Financial information is provided in the Company's comparative financial statements and management's discussion and analysis for the fiscal year ended December 31, 2006, both of which are contained in the 2006 Annual Report. All of these documents are accessible through SEDAR.

To obtain a copy of the aforementioned documents as well as this Annual Information Form, at no cost, please contact the Secretary's Office of the Company at 700 University Avenue, Suite 1500-A (Legal), Toronto, Ontario, M5G 0A1, or by telephone at 1-877-341-1464, ext. 45149 or by fax at (416) 941-5322, or at 1611, Crémazie Boulevard East, 10th Floor, Montréal, Québec, H2M 2R9, or by telephone at (514) 985-7111, ext. 8367 or by fax at (514) 842-6958; you may also contact the Investor Relations Department of the Company at 700 University

Avenue, Suite 1500, Toronto, Ontario, M5G 0A1, by telephone toll-free within North America at 1-866-778-0774 ((416) 941-5181 outside North America), or by fax at (416) 941-0006.

SCHEDULE A

Mandate of the Audit and Risk Review Committee

ING Canada Inc. and its P&C Insurance Companies

I. Purpose

The Audit and Risk Review Committee (the "Committee") is responsible for overseeing the reporting process and, in this regard, reviews, evaluates and approves such processes; it is also responsible for evaluating the integrity of the Financial Statements and in this regard make sure that appropriate internal controls and risk management programs exist at ING Canada Inc. and its subsidiaries (the "Company"), as well as their implementation.

II. Composition

The Committee is composed of a minimum of three members of the Board of Directors as designated by the Board. Each member of the Committee, including the Chair, is independent, subject to applicable legislation and rules. Each Committee member is, or will become within a reasonable period, financially literate.

III. Process and Operations

The Committee meets at least four (4) times per year and otherwise as needed. The external auditor is entitled to receive notice of, attend and be heard at each meeting of the Committee. After each meeting, the Committee reports to the Board of Directors on matters reviewed by the Committee. The Committee may call a meeting of the Board of Directors to consider any matter of concern to the Committee.

IV. Mandate

1. Responsibility for Financial Statements, Filings, Returns and Disclosures

The Committee reviews the following financial information of the Company:

- reports of the internal auditor
- reports of the external auditor
- reports of the chief actuary
- returns of the P&C companies as specified by the Superintendent of Financial Institutions and other authorities
- investments and transactions and any other situations or events that could adversely affect the well-being of the Company
- reports of actual or threatened litigation
- reports of improprieties or suspected improprieties with respect to accounting and other matters that may affect financial reporting
- any other report that by law or practice, or under specific circumstance must be submitted to the Committee.

In particular, the Committee reviews the Company's annual and quarterly financial statements and related management discussion and analysis. The Committee meets with the internal and the external auditor and the chief actuary to discuss the financial statements and returns, and the Committee approves or recommends such statements and returns to the Board of Directors for its approval.

With regards to the Committee's oversight function over financial disclosure, the Committee reviews the Company's annual and interim earnings press releases before the Company publicly discloses this information. In addition, the Committee reviews and approves the policies and procedures in place for the review of financial disclosures prior to their public release, including certification process and certification by the CEO and the CFO as required by applicable legislation.

In executing its responsibility, the Committee also oversees the Company's compliance with legal and regulatory requirements related to financial reporting and disclosure.

2. Responsibility for Internal Controls

The Committee oversees the quality and integrity of the Company's internal controls and procedures. The Committee requires management to design, implement and maintain internal controls and procedures appropriate to the Company and to make periodic reports to the Committee on the status of such controls and procedures. The Committee meets with the chief internal auditor, or the employee acting in this capacity, and with management to discuss the effectiveness of the internal control procedures established for the Company. The Committee receives management's reports on such controls and procedures, and it reviews, evaluates and approves such procedures.

The Committee also establishes procedures for the receipt, retention and treatment of complaints received by the Company regarding internal accounting controls or auditing matters and for the confidential, anonymous submission by employees of the Company for concerns regarding accounting or auditing matters.

3. Risk Management

The Committee oversees the Company's risk management policy and procedures. The Committee reviews the risk management program and practices, including a review of the Company's trends and key risks positions and exposures. The Committee receives the Key Risks List and reports on Risk Management on a periodic basis. The Committee evaluates the Company's compliance with key operational risk policies and limits.

V. Relationship with External Auditor and other Experts

In order to facilitate the Committee's oversight function over the Company's financial reporting and disclosure, internal controls and risk management programs and procedures, the Committee has direct access to the chief internal auditor, the external auditor, the chief actuary, the risk management officers and other experts and may have private meetings with any of them.

The Committee recommends to the Board of Directors the appointment of the external auditor responsible for preparing and issuing an auditor's report or performing other audit, review or attest services for the Company. The Committee approves the independent audit fees and pre-approves non-audit related services and fees; the Committee may also delegate this function to a member of the Committee. The Committee ensures the qualifications, performance and independence of the external auditor.

The external auditor reports directly to the Committee. The Committee oversees the work of the external auditor, receives its recommendations, and approves them or submits them to the Board of Directors for approval as the case may be.

The Committee has the authority to retain outside counsel or other experts to assist it in performing its functions, and it has the authority to set and have the Company pay compensation for any advisors it retains.

Approved by the Boards of Directors of ING Canada Inc. and its subsidiaries on November 7, 2006.

SCHEDULE B

Glossary of Selected Terms

Agent	An intermediary appointed by an insurer to procure applications for insurance, receiving a commission from the insurer for policies written.
Allocated loss adjustment	The expenses of settling claims that are charged to a particular file, including expenses (ALAE) legal and other fees. The salary of the insurer's claims adjuster is not included in "allocated loss adjustment expenses". ALAE are also referred to as allocated claim expenses.
Assume	To accept from the primary insurer or reinsurer all or a portion of the liability underwritten by such primary insurer or reinsurer.
Assumed reinsurance	The acceptance of a portion of the liability underwritten by a primary insurer.
Average pre-tax yield	This yield is calculated using the investment income of the P&C companies for the period excluding realized gains and losses divided by the average invested assets of the P&C companies calculated monthly including cash equivalents but excluding cash balances.
Book value per share	Represents the shareholders' equity at the end of the year divided by the number of outstanding common shares at the same date.
Broker	A person or firm who negotiates contracts of insurance or reinsurance, receiving a commission for placement and other services rendered, between (1) a policy holder and a primary insurer, on behalf of the insured party, (2) a primary insurer and reinsurer, on behalf of the primary insurer, or (3) a reinsurer and a retrocessionaire, on behalf of the reinsurer.
Capacity	Maximum amount of insurance or reinsurance available to cover risks for a company or for an entire market. An insurer's capacity generally depends on its share capital and reserves, and on its premium income.
Case reserves	The liability established to reflect the estimated cost of reported but unpaid claims and claims expenses that the insurer will ultimately be required to pay.
Casualty insurance	Insurance which is primarily concerned with the losses caused by injuries to third persons (in other words, persons other than the policyholder) and the legal liability imposed on the insured resulting therefrom.
Cede; ceding company	When a party reinsures its liability with another, it "cedes" business and is referred to as the "ceding company".
Claim	The amount demanded under a policy of insurance or reinsurance arising from the loss relating to an insured event. A claim is also referred to as a loss.

Claim expenses	The expenses of settling claims, including allocated loss adjustment expenses and unallocated loss adjustment expenses. Claim expenses are also referred to as loss adjustment expenses (LAE).
Claim reserves	The total of case reserves and IBNR.
Claims incurred	The total claim reserves and claim expenses at the end of an accounting period plus all claims paid during that period, minus the total claim reserves at the beginning of the period. Claims incurred are also referred to as losses incurred.
Claims ratio	Claims and claims expenses incurred, net of reinsurance, during a defined period and expressed as a percentage of net premiums earned for the same period.
Combined ratio	The sum of the claims ratio and the expense ratio. A combined ratio below 100% indicates a profitable underwriting result. A combined ratio over 100% indicates an unprofitable result.
Commissions ratio	Commissions incurred in operating the business during a defined period and expressed as a percentage of net earned premiums for the same period.
Direct premiums written	The total premiums from the primary insured in respect of insurance underwritten by an insurer during a specified period.
Earned premiums	Amount of premium (calculated on a risk exposure or time apportion basis) corresponding to the expired portion of risk or time for which the reinsured policy(ies) was/were in effect.
Expense ratio	Underwriting expenses including commissions, premium taxes and all general and administrative expenses, incurred in operating the business during a defined period and expressed as a percentage of net premiums earned for the same period. Components of the expense ratio (commissions, premium taxes and general expenses) are individual ratios expressed as a percentage of net premiums earned.
Facility Association	A mandatory pooling arrangement among all industry participants that provides automobile insurance coverage to individuals or businesses that are otherwise unable to purchase that coverage from private insurers.
General expenses ratio	General and administrative expenses incurred in operating a business during a defined period and expressed as a percentage of net earned premiums for the same period.
General liability insurance	Insurance which is primarily concerned with losses caused by negligent acts and/or omissions of the insured in the conduct of its business resulting in bodily injury and/or property damage to third parties, injury resulting from the use of a product manufactured or distributed by a business, or injury occurring in the general operation of a business.
Gross premiums written	Total premiums for insurance written, including assumed reinsurance, during a given period.

Incurred but not reported (IBNR)	A combination of reserves for estimated losses that have been incurred but (IBNR) reserve not yet reported and a reserve for future developments on losses which have been reported.
Inland marine	A broad type of insurance generally covering moveable property and consisting of articles that may be transported from one place to another, as well as bridges, tunnels and other instrumentalities of transportation. It includes goods in transit (generally other than transoceanic) and may include policies for movable objects such as personal effects, personal property, jewellery, furs, fine arts and others.
Loss	Event that triggers insurance cover. An event or series of events arising from a particular cause which gives rise to an insured or reinsured loss. Depending on the wording of the reinsurance agreement, such "event" may also include continuous exposure to conditions giving rise to losses, which may be generated under certain forms of Casualty insurance coverage. For coverage purposes, particularly under Catastrophe Excess agreements, the definition of occurrence may be restricted or expanded to include claims within a certain period of time (e.g., 72 hours) as one occurrence.
Loss adjustment expenses	The expenses of settling claims, including allocated loss adjustment expenses (LAE) and unallocated loss adjustment expenses. LAE are also referred to as claim expenses.
Loss ratio	See claims ratio.
Minimum Capital Test (MCT)	A financial ratio calculated by the Office of the Superintendent of Financial Institutions to assist in monitoring the financial condition of property and casualty insurance companies.
Net premiums earned	The portion of premiums written that is recognized for accounting purposes as revenue during a period, i.e., the portion of premiums written allocable to the expired portion of policies after the assumption and cession of reinsurance.
Net premiums written	Gross premiums written for a given period less premiums ceded to reinsurers and retrocessionaires during such period.
Net underwriting income	The difference between net premiums earned and the sum of net claims incurred, commissions, premium taxes and general expenses; a key profitability measure.
Premium tax	A tax paid by insurance companies to provincial governments calculated as a percentage of gross premiums written.
Premium taxes ratio	Premium taxes incurred in operating the business during a defined period and expressed as a percentage of net earned premiums for the same period.
Property insurance	Insurance that provides coverage to a person with an insurable interest in tangible property for that person's property loss, damage or loss of use.
Rates	Amounts charged per unit of insurance.

Redundancy (deficiency)	Claims reserves are re-evaluated at different points in time. An increase from the initial estimate indicates a deficiency and a decrease indicates a redundancy.
Reinsurance	An arrangement in which an insurance company, the reinsurer, agrees to indemnify another insurance or reinsurance company, the ceding company, against all or a portion of the insurance or reinsurance risks underwritten by the ceding company under one or more policies.
Retention	The amount or portion of risk that an insurer retains for its own account.
Return on Equity (ROE)	Represents our net income for the twelve months ended on the date indicated divided by the average shareholders' equity over the same twelve-month period. Net income and shareholders' equity are determined in accordance with GAAP. We compare our ROE against that of the industry, when available, as reported by the Insurance Bureau of Canada.
Salvage	The amount of money an insurer recovers through the sale of property transferred to the insurer as a result of a loss payment.
Subrogation	A principle of law incorporated in insurance policies, which enables an insurance company, after paying a loss to its insured, to claim the right to recover the amount of the loss from another who is legally liable for it.
Unallocated loss adjustment	The expenses of settling claims that are not directly related to any particular expenses (ULAE) claim, including salaries and other overhead costs of the insurer's claims department. ULAE are also referred to as unallocated claim expenses.
Underwriter	An individual who examines, accepts or rejects risks and classifies accepted risks in order to charge an appropriate premium for each accepted risk. The underwriter is expected to select business that will produce an average risk of loss no greater than that anticipated for the class of business.
Underwriting	The insurer's or reinsurer's process of reviewing applications submitted for insurance coverage, deciding whether to accept all or part of the coverage requested and determining the applicable premiums; also refers to the acceptance of such coverage.
Underwriting capacity	The maximum exposure that an insurance company can underwrite. The limit is generally determined by the company's retained earnings and investment capital. Reinsurance serves to increase a company's underwriting capacity by reducing its exposure from particular risks.
Underwriting profit	The difference between net premiums earned and the sum of net claims incurred, commissions, premium taxes and all general and administrative expenses.
Unearned premium reserves	The net premiums written of an insurer relating to that portion of the term of (UPR) its insurance policies which fall within subsequent periods and which is deferred to such subsequent periods.
Written insured risks	The number of vehicles in automobile insurance, the number of premises in personal property insurance and the number of policies in commercial insurance (excluding commercial auto insurance).

ING

ING

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS OF ING CANADA INC.

Date: Wednesday, May 16, 2007

Time: 2:00 p.m. (Eastern Time)

Place: Centre des arts Juliette-Lassonde
1705 Saint-Antoine Street
Saint-Hyacinthe, Quebec
Canada J2S 9E2

Business of the Meeting:

1. Receive the consolidated financial statements for the year ended December 31, 2006 and the auditor's report on those statements;
2. Elect Directors;
3. Appoint the auditor; and
4. Transact such other business as may properly be brought before the Meeting.

Holders of Common Shares as at 5:00 p.m. Eastern Time on March 26, 2007 are entitled to receive the Notice of Annual Meeting of Shareholders and will be entitled to vote at the Meeting. On that date, 133,732,000 Common Shares were issued and outstanding. Each holder of Common Shares is entitled to cast one vote per share held.

By order of the Board of Directors,

Françoise Guénette
Senior Vice-President, Corporate &
Legal Services, and Secretary

March 30, 2007

Holders of Common Shares of ING Canada Inc. who are unable to attend the Meeting are invited to complete, date and sign the enclosed form of proxy, and return it by mail in the postage-paid envelope provided, or fax it to Computershare Investor Services Inc. at 1-866-249-7775. In order to be valid, the form of proxy must reach Computershare Investor Services Inc., by mail or by fax at its Toronto office, no later than 5:00 p.m. (Eastern Time) on May 14, 2007, or if the Meeting is adjourned, 24 hours (excluding Saturdays, Sundays and holidays) before any adjournment thereof.

For any questions regarding the Management Proxy Circular, the form of proxy or the exercise of voting rights, please call Computershare Investor Services Inc. at 1-800-564-6253 or the Office of the Corporate Secretary of ING Canada Inc. at 1-877-341-1464, Ext. 45149 or 514-985-7111, Ext. 8367.

ING

FORM OF PROXY
COMMON SHARES
ANNUAL MEETING – MAY 16, 2007

THIS PROXY IS SOLICITED BY AND ON BEHALF OF THE MANAGEMENT OF ING CANADA INC. ("ING Canada"). The undersigned shareholder of ING Canada hereby appoints **Yves Brouillette**, Chairman of the Board, or failing him, **Claude Dussault**, President and Chief Executive Officer, or instead of the foregoing the undersigned wishes to appoint ______________________________, as proxyholder to attend, vote and act for and on behalf of the undersigned in respect of all matters that may come before the **ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 16, 2007 AT 2:00 P.M.** (Eastern Time) at the Centre des arts Juliette-Lassonde, 1705 Sainte-Antoine Street, Saint-Hyacinthe, Quebec (the "Meeting"), and at any adjournment or adjournments thereof, with the power of substitution and with all the powers which the undersigned could exercise with respect to said shares if personally present at the Meeting. This proxy confers authority to vote in the proxyholder's discretion unless otherwise specified and to vote in the proxyholder's discretion with respect to amendments to matters identified in the accompanying Notice of Annual Meeting of Shareholders.

1. Election of Directors

Listed below are the names of the seven (7) persons who are proposed as nominees for election as independent directors of ING Canada by all holders of the Common Shares. In addition, ING Groep N.V. ("ING Groep"), as the holder of the Special Share under the terms of the Co-Operation Agreement between ING Canada and ING Groep, and owner of approximately 70% of the Common Shares, is entitled to nominate and elect 5 of the 12 directors of ING Canada. Further details are available in the Management Proxy Circular accompanying this Form of Proxy.

	For	Withhold		For	Withhold
01 Paul Cantor	☐	☐	05 Robert Normand	☐	☐
02 Marcel Côté	☐	☐	06 Louise Roy	☐	☐
03 Ivan E.H. Duvar	☐	☐	07 Carol Stephenson	☐	☐
04 Eileen Mercier	☐	☐			

2. Appointment of Auditor

☐ Vote **FOR** the appointment of the auditor

☐ **WITHHOLD** from voting the appointment of the auditor

Authorized Signature - THIS SECTION MUST BE COMPLETED FOR YOUR INSTRUCTIONS TO BE EXECUTED.

DATED this __________ day of ______________________________, 2007.

SIGNATURE OF SHAREHOLDER

PLEASE COMPLETE, DATE, SIGN AND RETURN THE FORM OF PROXY TO COMPUTERSHARE INVESTOR SERVICES INC. BY MAIL IN THE POSTAGE-PAID ENVELOPE PROVIDED OR BY TOLL-FREE FAX AT 1-866-249-7775 NO LATER THAN 5:00 P.M. (EASTERN TIME) ON MAY 14, 2007.

SEE NOTES TO PROXY OVERLEAF

Form 52-109F1 - Certification of Annual Filings

I, Claude Dussault, President and Chief Executive Officer of ING Canada Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ING Canada Inc. (the issuer) for the period ending December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

    (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 2, 2007

/s/ Claude Dussault

Claude Dussault
President and Chief Executive Officer

Form 52-109F1 - Certification of Annual Filings

I, Mark A. Tullis, Chief Financial Officer of ING Canada Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ING Canada Inc. (the issuer) for the period ending December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

    (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 2, 2007

/s/ Mark A. Tullis

Mark A. Tullis
Chief Financial Officer

FEE RULE

FORM 13-502F1

CLASS 1 REPORTING ISSUERS -- PARTICIPATION FEE

Reporting Issuer Name: ING Canada Inc.

Fiscal year end date used to calculate capitalization: December 31, 2006

<u>Market value of listed or quoted securities:</u>

Total number of securities of a class or series outstanding as at the issuer's most recent fiscal year end	(i) 133,732,000	
Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule)	(ii) $56.23	
Market value of class or series	(i) X (ii) =	(A) $7,519,750,000
(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year)		(B)

<u>Market value of other securities:</u>

(See paragraph 2.11(b) of the Rule) (Provide details of how value was determined)		(C)
(Repeat for each class or series of securities)		(D)

Capitalization

(Add market value of all classes and series of securities)	(A) + (B) + (C) + (D) =	$7,519,750,300

Participation Fee $38,300

(From Appendix A of the Rule, select the participation fee beside the capitalization calculated above)

New reporting issuer's reduced participation fee, if applicable
(See section 2.6 of the Rule)

$$\frac{\text{Participation fee} \times \text{Number of entire months remaining in the issuer's fiscal year}}{12} = ________$$

Late Fee, if applicable
(As determined under section 2.5 of the Rule) ________

FORM 51-102F3
MATERIAL CHANGE REPORT

1. Name and Address of Company

ING Canada Inc. (the "Company)
700 University Avenue
Suite 1500
Toronto, Ontario
M5G 0A1

2. Date of Material Change

March 27 and March 28, 2007

3. News Release

ING Canada Inc. issued two press releases on March 27, 2007 and March 28, 2007 through the facilities of CNW Group.

4. Summary of Material Change

On March 27, 2007, the Company announced the results of its substantial issuer bid to purchase for cancellation up to $500 million of its common shares. On March 28, 2007, the Company announced that all conditions of its substantial issuer bid had been satisfied and that it had taken up $500 million worth of its common shares at a price of $54.00 per share. Following adjustments made to avoid the purchase of fractional shares, the Company purchased for cancellation an aggregate of 9,259,239 common shares representing approximately 6.9% of the common shares outstanding. Following completion of the issuer bid, ING Canada has 124,472,761 common shares issued and outstanding.

5. Full Description of Material Change

5.1 *Full Description of Material Change*

Please refer to the press releases dated March 27, 2007 and March 28, 2007, attached to this report as Schedule "A" and Schedule "B", respectively, and which are incorporated by reference in this report and are available on SEDAR at www.sedar.com.

5.2 *Disclosure for Restructuring Transactions*

Not applicable.

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

No information has been omitted on the basis that it is confidential information.

8. Executive Officer

For further information regarding this Material Change Report, contact Françoise Guénette, Senior Vice-President, Corporate and Legal Services, and Secretary at: (416) 341-1464, ext. 45140.

9. Date of Report

April 4, 2007.

SCHEDULE "A"

ING

NEWS RELEASE

Toronto, ON - March 27, 2007

ING Canada announces the results of its substantial issuer bid

ING Canada (TSX:IIC) announced today the results of its substantial issuer bid to purchase for cancellation up to C$500 million of its common shares, which expired at 5:00 p.m. (Toronto time) today.

More than C$500 million worth of common shares were tendered to the bid. Since the auction process was oversubscribed, the Company has determined that, in accordance with the terms of the bid, it expects to take up approximately 9.3 million shares at a purchase price of C$54.00 per share. These shares represent 6.9% of the common shares currently outstanding. After giving effect to the planned repurchase, the number of common shares outstanding will amount to approximately 124.5 million.

Under the terms of the bid, shareholders had the opportunity to tender shares, through a Dutch auction process, at a price of their choice between $51.00 and $59.00. Alternatively, they could make a proportionate tender that would allow them to maintain their proportionate share ownership. ING Groep, the principal shareholder of ING Canada, participated in the issuer bid by making a proportionate tender and is expected to maintain its equity participation at 70%.

About ING Canada

ING Canada is the largest provider of property and casualty insurance in the country offering automobile, property and liability insurance to individuals and businesses through its insurance subsidiaries.

Media enquiries:
Gilles Gratton – Director, Corporate Communications
416-217-7206
Email: gilles.gratton@ingcanada.com

Investor enquiries:
Brian Lynch – Director, Investor Relations
416-941-5181
Email: brian.lynch@ingcanada.com

SCHEDULE "B"

ING

NEWS RELEASE

Toronto, ON - March 28, 2007

ING Canada announces take-up of shares under its substantial issuer bid

ING Canada (TSX:IIC) announced today that all conditions of its substantial issuer bid to repurchase up to $500 million of its common shares have been satisfied and that it has taken up C$500 million worth of common shares at a price of C$54.00 per share. The shares taken up represent approximately 6.9% of the common shares currently outstanding.

Shareholders had the opportunity under the terms of the bid to tender shares until 5:00 p.m. ET on March 27, through a Dutch auction process, at a price of their choice between $51.00 and $59.00. Alternatively, they could make a proportionate tender that would allow them to maintain their proportionate share ownership.

The auction process was oversubscribed. As a result, shareholders who made an auction tender at a price at or below $54.00 will have 79.240588% of their shares purchased by ING Canada. However, under the terms of the bid, odd lots submitted at those prices will be purchased in their totality.

The ownership of the shares not purchased by ING Canada will not be affected by the transaction and will continue to be reflected in the CDSX book entry system.

Payment and settlement will be effected by CDS in accordance with its settlement procedures commencing on or about March 30, 2007.

ING Groep, the principal shareholder of ING Canada, participated in the issuer bid by making a proportionate tender. As a result, it will maintain its equity participation at 70%.

About ING Canada

ING Canada is the largest provider of property and casualty insurance in the country offering automobile, property and liability insurance to individuals and businesses through its insurance subsidiaries.

Media enquiries:
Gilles Gratton – Director, Corporate Communications
416-217-7206
Email: gilles.gratton@ingcanada.com

Investor enquiries:
Brian Lynch – Director, Investor Relations
416-941-5181
Email: brian.lynch@ingcanada.com

3465842.2

ING

NEWS RELEASE

Toronto, ON - March 27, 2007

ING Canada announces the results of its substantial issuer bid

ING Canada (TSX:IIC) announced today the results of its substantial issuer bid to purchase for cancellation up to C$500 million of its common shares, which expired at 5:00 p.m. (Toronto time) today.

More than C$500 million worth of common shares were tendered to the bid. Since the auction process was oversubscribed, the Company has determined that, in accordance with the terms of the bid, it expects to take up approximately 9.3 million shares at a purchase price of C$54.00 per share. These shares represent 6.9% of the common shares currently outstanding. After giving effect to the planned repurchase, the number of common shares outstanding will amount to approximately 124.5 million.

Under the terms of the bid, shareholders had the opportunity to tender shares, through a Dutch auction process, at a price of their choice between $51.00 and $59.00. Alternatively, they could make a proportionate tender that would allow them to maintain their proportionate share ownership. ING Groep, the principal shareholder of ING Canada, participated in the issuer bid by making a proportionate tender and is expected to maintain its equity participation at 70%.

About ING Canada

ING Canada is the largest provider of property and casualty insurance in the country offering automobile, property and liability insurance to individuals and businesses through its insurance subsidiaries.

Media enquiries:
Gilles Gratton – Director, Corporate Communications
416-217-7206
Email: gilles.gratton@ingcanada.com

Investor enquiries:
Brian Lynch – Director, Investor Relations
416-941-5181
Email: brian.lynch@ingcanada.com

ING

NEWS RELEASE

Toronto, ON - March 28, 2007

ING Canada announces take-up of shares under its substantial issuer bid

ING Canada (TSX:IIC) announced today that all conditions of its substantial issuer bid to repurchase up to $500 million of its common shares have been satisfied and that it has taken up C$500 million worth of common shares at a price of C$54.00 per share. The shares taken up represent approximately 6.9% of the common shares currently outstanding.

Shareholders had the opportunity under the terms of the bid to tender shares until 5:00 p.m. ET on March 27, through a Dutch auction process, at a price of their choice between $51.00 and $59.00. Alternatively, they could make a proportionate tender that would allow them to maintain their proportionate share ownership.

The auction process was oversubscribed. As a result, shareholders who made an auction tender at a price at or below $54.00 will have 79.240588% of their shares purchased by ING Canada. However, under the terms of the bid, odd lots submitted at those prices will be purchased in their totality.

The ownership of the shares not purchased by ING Canada will not be affected by the transaction and will continue to be reflected in the CDSX book entry system.

Payment and settlement will be effected by CDS in accordance with its settlement procedures commencing on or about March 30, 2007.

ING Groep, the principal shareholder of ING Canada, participated in the issuer bid by making a proportionate tender. As a result, it will maintain its equity participation at 70%.

About ING Canada

ING Canada is the largest provider of property and casualty insurance in the country offering automobile, property and liability insurance to individuals and businesses through its insurance subsidiaries.

Media enquiries:
Gilles Gratton – Director, Corporate Communications
416-217-7206
Email: gilles.gratton@ingcanada.com

Investor enquiries:
Brian Lynch – Director, Investor Relations
416-941-5181
Email: brian.lynch@ingcanada.com

Management's Responsibility for Financial Reporting

Management is responsible for the preparation and presentation of the consolidated financial statements of ING Canada Inc. and its subsidiaries, collectively known as "the Company". This responsibility includes selecting appropriate accounting policies and making estimates and informed judgments based on the anticipated impact of current transactions, events and trends, consistent with Canadian generally accepted accounting principles.

In meeting its responsibility for the reliability of consolidated financial statements, the Company maintains and relies on a comprehensive system of internal control comprising organizational procedural controls and internal accounting controls. The Company's system of internal control includes the communication of policies and of the Company's Code of Conduct, comprehensive business planning, proper segregation of duties, delegation of authority for transactions and personal accountability, selection and training of personnel, safeguarding of assets and maintenance of records. The Company's internal auditors review and evaluate the system of internal control.

The Company's Board of Directors, acting through the Audit and Risk Review Committee, which is composed entirely of Directors, who are neither officers nor employees of the Company, oversees management's responsibility for the design and operation of effective financial reporting and internal control systems, the preparation and presentation of financial information and the management of risk areas.

The Audit and Risk Review Committee conducts such review and inquiry of management and the internal and external auditors as it deems necessary to establish that the Company employs an appropriate system of internal control, adheres to legislative and regulatory requirements and applies the Company's Code of Conduct. The internal and external auditors, as well as the Actuary, have full and unrestricted access to the Audit and Risk Review Committee, with and without the presence of management.

Pursuant to the Insurance Companies Act of Canada or to the Insurance Act ("Québec") ("the Acts"), the Actuary, who is a member of management, is appointed by the Board of Directors. The Actuary is responsible for discharging the various actuarial responsibilities required by the Acts and conducts a valuation of policy liabilities, in accordance with Canadian generally accepted actuarial standards, reporting his results to management and the Audit and Risk Review Committee.

The Office of the Superintendent of Financial Institutions Canada for the federally regulated property and casualty ("P&C") subsidiaries and l'Autorité des marchés financiers for the Québec regulated P&C subsidiary make such examinations and inquiries into the affairs of the P&C subsidiaries as deemed necessary.

The Company's external auditors, Ernst & Young LLP, Chartered Accountants, are appointed by the shareholders to conduct an independent audit of the consolidated financial statements of the Company and meet separately with both management and the Audit and Risk Review Committee to discuss the results of their audit, financial reporting and related matters. The auditors' report to shareholders appears on page 47.

February 13, 2007

Claude Dussault	*Mark A. Tullis*
President and Chief Executive Officer	Chief Financial Officer

Auditors' Report

To: the Shareholders of ING Canada Inc.

We have audited the consolidated balance sheets of ING Canada Inc. (the "Company") as at December 31, 2006 and 2005 and the consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Ernst & Young LLP

Toronto, Canada
February 13, 2007

Ernst & Young LLP
Chartered Accountants

Consolidated Balance Sheets

(in thousands of dollars)	As at December 31 2006	2005
Assets		
Cash and cash equivalents (note 3)	$ **125,954**	$ 341,138
Investments (note 4)	**7,241,938**	6,720,965
Accrued investment income	**51,068**	50,100
Premium and other receivables	**1,643,933**	1,518,511
Due from affiliated companies (note 8)	**4,252**	230
Reinsurers' share of unpaid claims and loss adjustment expenses (notes 6 and 7)	**270,369**	330,519
Reinsurers' share of unearned premiums (notes 6 and 7)	**17,683**	17,279
Deferred acquisition costs	**393,137**	381,992
Income taxes receivable	**54,134**	55,684
Other assets (note 11)	**203,176**	182,119
Long-term investments (note 13)	**44,401**	41,587
Future income tax asset (note 9)	**112,187**	141,101
Intangible assets (note 10)	**66,294**	36,948
Goodwill (note 10)	**148,743**	108,362
	$ **10,377,269**	$ 9,926,535
Liabilities		
Payables and other liabilities	$ **840,410**	$ 815,674
Due to affiliated companies (note 8)	**–**	2,968
Income taxes payable	**23,984**	67,705
Unpaid claims and loss adjustment expenses (note 6)	**3,823,539**	3,821,609
Unearned premiums (note 6)	**2,264,118**	2,194,837
Unearned reinsurance commissions	**4,463**	4,129
Debt outstanding (note 14)	**–**	127,000
	6,956,514	7,033,922
Shareholders' equity		
Share capital (note 15)	**1,183,846**	1,183,846
Contributed surplus	**93,534**	89,713
Retained earnings	**2,143,375**	1,619,054
	3,420,755	2,892,613
	$ **10,377,269**	$ 9,926,535

See accompanying notes to consolidated financial statements

On behalf of the Board:

Claude Dussault
Director

Ivan Duvar
Director

Consolidated Statements of Income

(in thousands of dollars except for per share amounts)		2006		2005
	For the years ended December 31			
Direct premiums written	$	**3,990,419**	$	3,904,901
Net premiums written	$	**3,895,493**	$	3,754,937
Revenue				
Net premiums earned	$	**3,826,614**	$	3,840,176
Investment income (note 13)		**351,186**		338,493
Net realized investment and other gains		**193,532**		223,471
Commissions and advisory fees		**35,044**		43,928
		4,406,376		4,446,068
Expenses				
Claims and loss adjustment expenses		**2,261,169**		2,161,755
Commissions (note 8)		**612,331**		646,344
Premium taxes		**132,335**		133,704
General expenses		**443,225**		405,349
		3,449,060		3,347,152
Interest		**5,309**		7,963
Income before income taxes		**952,007**		1,090,953
Income taxes (note 9)		**293,954**		309,170
Net income	$	**658,053**	$	781,783
Earnings per share, basic and diluted	$	**4.92**	$	5.85
Basic and diluted average number of common shares (in thousands)		**133,732**		133,546

See accompanying notes to consolidated financial statements

Consolidated Statements of Changes in Shareholders' Equity

(in thousands of dollars)		2006		2005
	For the years ended December 31			
Share capital				
Balance, beginning of year	$	**1,183,846**	$	1,052,290
Common shares issued (note 15)		**–**		136,032
Share issuance costs, net of income taxes		**–**		(4,476)
Balance, end of year		**1,183,846**		1,183,846
Contributed surplus				
Balance, beginning of year		**89,713**		83,336
Stock-based compensation (note 15)		**3,821**		6,377
Balance, end of year		**93,534**		89,713
Retained earnings				
Balance, beginning of year		**1,619,054**		923,983
Net income		**658,053**		781,783
Dividends paid		**(133,732)**		(86,926)
Other		**–**		214
Balance, end of year		**2,143,375**		1,619,054
Total shareholders' equity	$	**3,420,755**	$	2,892,613

See accompanying notes to consolidated financial statements

Consolidated Statements of Cash Flows

(in thousands of dollars)	For the years ended December 31 2006	2005
Operating activities		
Net income	$ **658,053**	$ 781,783
Adjustments to determine cash provided by operating activities:		
Unearned premiums and unpaid claims and loss adjustment expenses, net	**130,957**	(129,910)
Net realized investment and other gains	**(193,532)**	(223,471)
Deferred acquisition costs, net	**(10,811)**	(669)
Future income taxes	**19,869**	9,572
Amortization	**8,577**	38,249
Decrease in loan provision	**(457)**	(5,660)
Other	**1,455**	4,659
Changes in other operating assets and liabilities	**(183,173)**	162,893
Cash provided by operating activities (note 16)	**430,938**	637,446
Investing activities		
Proceeds from sale of investments	**16,581,242**	12,509,278
Purchase of investments	**(16,891,010)**	(12,740,836)
Purchase of brokerages and books of business, net (note 17)	**(65,152)**	(14,646)
Proceeds from sale and leaseback of properties	**29,977**	–
Purchase of property and equipment and other	**(40,447)**	(45,651)
Cash used in investing activities	**(385,390)**	(291,855)
Financing activities		
Dividends paid	**(133,732)**	(86,926)
Proceeds from common shares issuance	**–**	136,032
Debt repayment (note 14)	**(127,000)**	(129,230)
Share issuance costs	**–**	(6,802)
Cash used in financing activities	**(260,732)**	(86,926)
Net (decrease) increase in cash and cash equivalents	**(215,184)**	258,665
Cash and cash equivalents, beginning of year	**341,138**	82,473
Cash and cash equivalents, end of year	$ **125,954**	$ 341,138

See accompanying notes to consolidated financial statements

Notes to Consolidated Financial Statements

(in thousands of dollars)

1. Status of the Company

ING Canada Inc. (the "Company") was incorporated under the *Canada Business Corporations Act*. The Company has investments in wholly-owned subsidiaries which operate principally in the Canadian property and casualty ("P&C") insurance market. The Company's significant subsidiaries are ING Insurance Company of Canada, Belair Insurance Company Inc., The Nordic Insurance Company of Canada (as amalgamated with Allianz Insurance Company of Canada on April 1, 2006), ING Novex Insurance Company of Canada, Trafalgar Insurance Company of Canada, Equisure Financial Network Inc., Canada Brokerlink Inc. and Grey Power Insurance Inc.

ING Groep N.V. ("ING Groep") both as the owner of 70% of the Company's outstanding common shares and the Special Share (note 15) and as a party to the Co-Operation Agreement (the "Agreement") has substantial influence over the ongoing business and operation of the Company. The Agreement provides, among other things, that for so long as ING Groep holds not less than one-third of the Company's outstanding common shares, the Company may not carry out certain corporate acts, including entering into business combinations with unaffiliated third parties or making acquisitions or dispositions above certain monetary thresholds or changing the dividend policy without the prior written approval of ING Groep.

2. Summary of significant accounting policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The preparation of consolidated financial statements in accordance with Canadian GAAP requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities at the dates of the consolidated financial statements, the reported amounts of revenue and expenses for the years presented, as well as the disclosure of contingent assets and liabilities. These estimates are subject to uncertainty. Significant estimates include the determination of impairment losses (notes 10 and 16), policy liabilities (note 6), income taxes (note 9), employee future benefits (note 12), stock-based compensation (note 15), the allocation of the purchase price (note 17) and contingencies (note 19). Changes in estimates are recorded in the accounting period in which these changes are determined.

Further, the accounting policies used to prepare the financial statements of the Company's regulated insurance subsidiaries must also comply with the accounting requirements of their respective regulators. The significant accounting policies used in preparing these consolidated financial statements, including those specified by the insurance regulators, are, in all material respects, in accordance with Canadian GAAP and are summarized below. These policies have been consistently applied.

(a) Significant accounting changes

Stock-based compensation

In 2005, as a result of the adoption of a long-term incentive plan for certain employees and a deferred share unit plan for independent directors (note 15), the Company adopted the recommendations of the Canadian Institute of Chartered Accountants' ("CICA") Handbook Section 3870, *"Stock-Based Compensation and Other Stock-Based*

Payments", which requires that stock-based compensation awards to non-employees, direct awards of stock, awards that call for settlement in cash or other assets or stock appreciation right awards to employees be recognized on a fair value basis as an expense. Under this policy, the fair value of the earned or awarded amounts is estimated on the grant date and such amount is recorded as a compensation expense over the related vesting period, or the period between the grant date to the date the employee becomes eligible to retire if shorter, with a corresponding increase to contributed surplus for those awards granted to employees and to liabilities for directors.

Rate regulation

In 2005, the Company implemented the disclosure and presentation requirements contained in the CICA's Accounting Guideline 19 *"Disclosures by Entities Subject to Rate Regulation"*. The objective of this guideline is to ensure that users of the financial statements of entities providing services or products for which customer rates are established, or subject to approval, by a regulator or a governing body empowered by statute or contract to set rates, are better informed about the existence, nature and effects of all forms of rate regulation. The guideline requires companies to disclose general information useful to an understanding of the nature and economic effects of rate regulation (note 18) and, if applicable, specific information when rate regulation has affected the accounting for a transaction or event.

Cash and cash equivalents

In 2005, the Company changed its definition of cash equivalents in order to align itself with prevailing disclosure practices. The Company now defines cash equivalents as highly liquid investments that are readily convertible into a known amount of cash, are subject to an insignificant risk of changes in value and have a maturity date of three months or less from the date of acquisition. Previously, cash equivalents were defined in reference to a maturity date of three months or less from the consolidated balance sheet dates. The change had no impact on the Company's consolidated statements of income but resulted in a reclassification of $274,740 between cash equivalents and investments in the 2005 opening balances. Cash equivalents are carried at amortized cost, which approximates fair value.

(b) Basis of consolidation

The Company consolidates the financial statements of all subsidiary companies and eliminates on consolidation all significant inter-company balances and transactions. The equity method is used to account for investments over which the Company exerts significant influence. Gains and losses on sales of these investments are included in income when recognized, while expected losses on "other-than-temporary" impairments are recognized immediately.

(c) Investments and investment income

Short-term notes with a maturity of more than three months from the date of acquisition are carried at amortized cost which approximates fair value and are amortized on an effective yield basis.

Fixed income securities are recorded at amortized cost, providing for the amortization of premiums and discounts in the consolidated statements of income on an effective yield basis. Shares and trust units are recorded at cost. Loans are presented net of an allowance for loan losses.

The book value of an investment is written down and the write down is reflected in the consolidated statements of income when there is evidence of an "other-than-temporary" decline in the value of an investment. To assess impairments, management reviews available current information for investments with fair values below their book values to ascertain whether the book values are expected to be recovered. For investments in equity and fixed income securities, management evaluates whether the decline in fair value of these securities is other than temporary. For mortgage loans and other loans, management assesses expected future cash flows and, where necessary, the net realizable amounts of assets provided as collateral.

Interest income is recognized as earned and dividends are recognized on the ex-dividend date. Gains and losses on disposition are recorded in the consolidated statements of income when investments are sold and are calculated based on average cost.

(d) Derivative financial instruments

Derivative financial instruments are used for risk management ("non-trading") purposes and for trading purposes. Currency swaps and forwards, and certain total return swaps are held for non-trading purposes to mitigate foreign exchange and market risks. Interest rate futures, options and swaps and certain total return swaps are held for trading purposes.

The Company applies hedge accounting, for certain new hedging instruments, when requirements of the CICA Handbook Accounting Guideline AcG–13 "Hedging Relationship" are met.

For derivative financial instruments held for non-trading purposes where hedge accounting is applied, the accounting policy is as follows:

(i) The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking its hedge transactions. The Company also formally assesses, both at inception and on an ongoing basis, whether the derivative financial instruments that are used in hedging transactions are effective in offsetting changes in fair values of hedged items.

(ii) Hedge accounting is discontinued prospectively when the derivative financial instrument no longer qualifies as an effective hedge or the derivative is terminated or sold. The fair value of the derivative financial instrument is then accounted for and the related gain or loss is deferred to be included in the consolidated statements of income during the periods in which the hedged item affects earnings. Should the hedged item cease to exist, the gains or losses deferred until then are immediately charged to income.

(iii) Currency swaps used to manage exchange risk related to certain investments in U.S. dollars are accounted for using hedge accounting. These derivative financial instruments are recognized at cost and foreign exchange gains and losses related to the hedged items are not recognized until they are settled.

For derivative financial instruments held for non-trading purposes where hedge accounting is not applied and for derivative financial instruments held for trading purposes, the instruments are recognized at their fair value, with changes in the fair value reflected in the consolidated statements of income during the period in which they arise.

The fair value of derivative financial instruments is based on the quoted market value at the consolidated balance sheet closing dates. In the absence of this information for a given instrument, different valuation models recognized by financial markets are used to estimate such fair value.

(e) Revenue recognition

Premiums written are deferred as unearned premiums and recognized as revenue, net of reinsurance, on a pro rata basis over the terms of the underlying policies, usually twelve months and no longer than twenty-four months. Commissions and advisory fees are recorded on an accrued basis.

(f) Foreign currency translation

Assets, liabilities, revenue and expenses arising from a foreign currency transaction are translated into Canadian dollars using the exchange rate prevailing at the date of the transaction. Monetary items denominated in a foreign currency are adjusted to reflect the exchange rate at December 31 and the foreign currency adjustments are reflected in the consolidated statements of income. Realized gains and losses on foreign currency transactions are recognized in the consolidated statements of income at the transaction date.

(g) Policy liabilities

Policy liabilities consist of unearned premiums and unpaid claims and loss adjustment expenses. The appointed actuary, using appropriate actuarial techniques, evaluates the adequacy of policy liabilities.

Unpaid claims and loss adjustment expenses are first determined on a case-by-case basis as claims are reported and then reassessed as additional information becomes known. Included in unpaid claims and loss adjustment expenses is a provision to account for the future development of these claims, including claims incurred but not reported, as well as a provision for adverse deviations, as required by accepted actuarial practice in Canada. Unpaid claims and loss adjustment expenses are discounted to take into account the time value of money.

In estimating unpaid claims and loss adjustment expenses, standard actuarial techniques are used. These techniques are based on historical loss development factors and payment patterns. They require the use of assumptions such as loss and payment development factors, future rates of claims frequency and severity, inflation, reinsurance recoveries, expenses, changes in the legal environment, changes in the regulatory environment and other matters, taking into consideration the circumstances of the Company and the nature of the insurance policies.

Unearned premiums are calculated on a pro rata basis, from the unexpired portion of the premiums written. The unearned premiums estimate is validated through standard actuarial techniques to ensure that these premiums are sufficient to cover the estimated future costs of servicing these policies and related claims.

(h) Deferred acquisition costs

Deferred acquisition costs comprise commissions, premium taxes and expenses directly related to the acquisition of premiums. They are deferred to the extent that they are recoverable from unearned premiums, after considering the related anticipated claims, expenses and investment income in respect of these premiums. They are amortized on the same basis as the premiums are recognized in the consolidated statements of income.

(i) Reinsurance

The Company presents third party reinsurance balances in the consolidated balance sheets on a gross basis to indicate the extent of credit risk related to third party reinsurance and its obligations to policyholders and on a net basis in the consolidated statements of income. The estimates for the reinsurers' share of unpaid claims and loss adjustment expenses are presented as an asset and are determined on a basis consistent with the related unpaid claims and loss adjustment expenses.

(j) Property and equipment

Property and equipment are carried at cost less accumulated amortization. Amortization rates are established to depreciate the cost of the assets over their estimated useful lives. Amortization methods and rates are shown below.

	Method	Rate or term
Buildings	Declining balance	3% – 8%
Computer equipment	Straight-line	30 – 36 months
Furniture and equipment	Declining balance and straight-line	20% 60 months
Leasehold improvements	Straight-line	Terms of related leases

(k) Employee future benefits

For defined benefit pension and other retirement plans, the accrued benefit obligations, net of the fair value of plan assets and unamortized items, are accrued. The unamortized items are the past service costs, the transitional asset/obligation, the transitional valuation allowance and the net actuarial gains or losses. To match costs and services, these items are amortized on a straight-line basis over the expected average remaining service lifetime ("EARSL") of active members expected to receive benefits under the plans. Changes in the valuation allowance are not deferred.

For each plan, the Company has adopted the following policies:

(i) The actuarial determination of the accrued obligations for pensions and other retirement benefits uses the projected benefit method based on services provided by employees and management's best estimate assumptions.

(ii) For the purpose of calculating the expected return on plan assets, plan assets are valued at fair value.

(iii) Only gains or losses in excess of 10% of the greater of the accrued benefit obligations or the fair value of plan assets are amortized over the EARSL.

(iv) Past service costs arising from plan amendments are amortized on a straight-line basis over the EARSL.

(v) The Company amortizes the transitional asset/obligation arising from the adoption on January 1, 2000 of the CICA Handbook Section 3461 using the prospective application method on a straight-line basis over the EARSL as of January 1, 2000.

(vi) When the restructuring of a benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement.

(l) Income taxes

The Company provides for income taxes using the liability method of tax allocation. Under this method, the income tax expense is calculated based on income tax laws and rates substantively enacted as at the consolidated balance sheet dates. The income tax expense is comprised of two components: current income taxes and future income taxes. Current income taxes are amounts expected to be payable or recoverable as a result of operations in the current year. Future income taxes arise from changes during the year in cumulative temporary differences between the accounting book values of assets and liabilities and their respective tax bases. A future income tax asset is recognized to the extent that future realization of the tax benefit is more likely than not.

(m) Goodwill and intangible assets

The excess of the purchase price over the fair value of the underlying net tangible assets is initially allocated to intangible assets, as appropriate, and the residual to goodwill. An intangible asset is recognized apart from goodwill when it results from contractual or other legal rights or when it is capable of being separated or divided from the acquired enterprise and sold, transferred, licensed, rented, or exchanged. Finite life intangible assets are amortized to the consolidated statements of income over their useful lives whereas infinite life intangible assets and goodwill are not subject to amortization. Goodwill is tested annually for impairment of value on a reporting unit basis. Judgment is required to identify reporting units with similar economic characteristics and to select a valuation model. Accordingly, the Company assesses the book value of its net assets on this basis. Impairment, if any, identified through this assessment is charged to the consolidated statements of income as a result of a reduction in the book value of the goodwill.

(n) Earnings per share

Earnings per share are computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if the holders of securities or contracts entitling them to obtain common shares in exchange for their securities or contracts exercised their right to obtain common shares.

(o) Future accounting changes

i) Financial instruments, comprehensive income and hedges

Effective January 1, 2007, the Company will apply, on a retrospective basis without restatement, the new provisions of the CICA handbook on accounting for financial instruments, including sections 3855 *"Financial Instruments – Recognition and Measurement"*, 3865 *"Hedges"* and 1530 *"Comprehensive income"*.

The new provisions will affect the accounting for financial instruments and hedges and will introduce a new consolidated statement of comprehensive income and a new component of accumulated other comprehensive income within shareholders' equity. The comprehensive income will be composed of the net income and the unrealized gains and losses on available for sale securities, net of income taxes.

The standards require that all the financial assets and liabilities be classified as available for sale, held for trading, held to maturity or loans and receivables.

- For assets classified as available for sale, the unrealized changes in market value will be reflected in other comprehensive income until the financial asset is disposed of, or has become impaired. Unrealized net gains related to assets designated as available for sale as at January 1, 2007, will be accounted for as an adjustment in accumulated other comprehensive income.

- To reduce consolidated income statements volatility, the Company intends to classify a portion of its investments that is supporting net claims liabilities, as held for trading, under which the unrealized gains and losses are recognized in income. Other financial assets and liabilities, including all derivatives and embedded derivatives, will also be classified as held for trading according to the new standards. Unrealized net gains related to assets and liabilities designated as held for trading as at January 1, 2007, will be accounted for as an adjustment to retained earnings. For the Company's insurance subsidiaries, the Superintendent of Financial Institutions, Canada ("OSFI") has imposed certain restrictions, as per OSFI guideline D-10, on the classification of assets and liabilities as held for trading. The classification as held for trading for the insurance subsidiaries' assets and liabilities will meet OSFI requirements.
- Most of the financial assets will be classified as available for sale or held for trading. These financial assets were previously recorded at cost. Consequently, the net claims liabilities will be discounted using a market rate instead of a book rate. An amount of net claims liabilities as at January 1, 2007, will be accounted for as an adjustment to retained earnings following the change in discounting rate.
- Certain investments will be classified as loans and receivables or as held to maturity. The Company does not expect that these classifications will have any significant impact on the consolidated financial statements since the assets will continue to be carried at amortized cost.

The Company is determining the tax consequences, if any, and the impact on the consolidated financial statements once these changes are adopted.

ii) Accounting changes

Effective January 1, 2007, the Company will apply the revised provisions of the CICA handbook section 1506 *"Accounting changes"*. Accordingly, voluntary changes in accounting policies will be made only if they result in reliable and more relevant information.

iii) Variability in variable interest entities

Effective January 1, 2007, the Company will apply the Emerging Issues Committee ("EIC") Abstract. No. 163, *"Determining the Variability to be Considered in Applying AcG-15"*. This EIC provides additional clarification on how to analyze and consolidate variable interest entities. The impact is not expected to be significant on the Company's consolidated financial statements.

3. Cash and cash equivalents

At December 31, 2006, a portion of cash and cash equivalents was cash equivalents for an amount of $145,419 (2005 – $492,207). Cash and cash equivalents are presented net of bank overdrafts in the consolidated balance sheets.

4. Investments

The Company has an investment policy and applies the prudent person approach to investment management. Management monitors compliance with that policy. The majority of the investment portfolio is invested in well-established, active and liquid markets. For most investments, fair value is determined by reference to quoted market prices. In cases where an active market does not exist, fair value is estimated by reference to recent transactions or current market prices for similar investments.

Tables 4.1 and 4.2 summarize the Company's investments. Fixed income securities and preferred shares are classified by investment grade and type of issuer.

Table 4.1	2006			
	Book value	**Fair value**	**Gross unrealized gains**	**Gross unrealized losses**
Short-term notes	$ 713,475	$ 713,475	$ –	$ –
Fixed income securities [a]				
Investment grade [b]				
Government and government-guaranteed	1,953,220	1,964,995	15,837	4,062
Corporate	993,104	1,004,933	13,812	1,983
Asset-backed	309,054	309,190	990	854
Below investment grade [b]	3,390	2,517	–	873
Total fixed income securities	3,258,768	3,281,635	30,639	7,772
Mortgage loans	57,218	58,956	1,738	–
Preferred shares [c]				
Investment grade	1,427,654	1,483,127	64,671	9,198
Below investment grade	32,454	34,005	2,996	1,445
Total preferred shares	1,460,108	1,517,132	67,667	10,643
Common shares [d]	1,580,740	1,700,438	170,629	50,931
Other investments [e]	171,629	171,629	–	–
	$ 7,241,938	$ 7,443,265	$ 270,673	$ 69,346

Table 4.2	2005			
	Book value	Fair value	Gross unrealized gains	Gross unrealized losses
Short-term notes	$ 440,435	$ 440,435	$ –	$ –
Fixed income securities [a]				
Investment grade [b]				
Government and government-guaranteed	2,043,548	2,091,519	52,545	4,574
Corporate	1,147,059	1,173,535	29,565	3,089
Asset-backed	326,174	327,780	2,910	1,304
Below investment grade [b]	3,983	2,950	–	1,033
Total fixed income securities	3,520,764	3,595,784	85,020	10,000
Mortgage loans	70,347	73,108	2,761	–
Preferred shares [c]				
Investment grade	1,245,117	1,304,977	65,306	5,446
Below investment grade	12,149	14,905	2,796	40
Total preferred shares	1,257,266	1,319,882	68,102	5,486
Common shares [d]	1,266,550	1,430,440	183,641	19,751
Other investments [e]	165,603	165,603	–	–
	$ 6,720,965	$ 7,025,252	$ 339,524	$ 35,237

[a] Fixed income securities include private placements. The book value of the private placements was $92,194 at December 31, 2006 (2005 – $31,618) and their fair value was $92,818 at December 31, 2006 (2005 - $30,081).

[b] The Company uses Dominion Bond Rating Services ("DBRS") and Standard & Poor's ("S&P") to rate fixed income securities. Fixed income securities with a rating equal to or above BBB- are classified as investment grade and other rated fixed income securities are classified as below investment grade.

(c) The Company uses DBRS and S&P to rate preferred shares. Preferred shares with a rating equal to or above P3 low are classified as investment grade and other rated preferred shares are classified as below investment grade.

(d) The common shares category includes common shares as well as mutual fund and income trust units.

(e) Other investments include loans and strategic investments.

The Company has investments in certain common shares and income trust units pursuant to a market neutral strategy. The objective of this strategy, which consists of having both long and short equity positions, is to maximize the value added from active portfolio management. Long and short positions are accounted for at cost. Long positions are included in investments. Short positions are presented as other liabilities.

Table 4.3 summarizes the Company's long and short positions pursuant to the market neutral strategy.

Table 4.3	**2006**		2005	
	Book value	**Fair value**	Book value	Fair value
Long positions	$ **55,254**	$ **62,332**	$ 30,401	$ 34,180
Short positions	**57,093**	**62,289**	30,233	34,220

The Company provides collateral for securities borrowed and delivered pursuant to the sale of short securities. At December 31, 2006, the book value of the collateral was $60,878 (2005 – $32,041).

Tables 4.4 and 4.5 have been prepared on the basis of the scheduled maturities of the underlying instruments.

Table 4.4			**2006**		
	One year or less	**One year to five years**	**Over five years**	**No specific maturity**	**Total**
Short-term notes	$ **713,475**	$ **–**	$ **–**	$ **–**	$ **713,475**
Fixed income securities	**371,943**	**1,485,490**	**1,401,335**	**–**	**3,258,768**
Mortgage loans	**–**	**53,208**	**4,010**	**–**	**57,218**
Preferred shares	**15,841**	**164,576**	**262,199**	**1,017,492**	**1,460,108**
Common shares	**–**	**–**	**–**	**1,580,740**	**1,580,740**
Other investments	**17,858**	**80,453**	**42,290**	**31,028**	**171,629**
	$ **1,119,117**	$ **1,783,727**	$ **1,709,834**	$ **2,629,260**	$ **7,241,938**

Table 4.5			2005		
	One year or less	One year to five years	Over five years	No specific maturity	Total
Short-term notes	$ 440,435	$ –	$ –	$ –	$ 440,435
Fixed income securities	164,476	1,161,040	2,195,248	–	3,520,764
Mortgage loans	2,673	63,465	4,209	–	70,347
Preferred shares	11,672	136,032	265,068	844,494	1,257,266
Common shares	–	–	–	1,266,550	1,266,550
Other investments	17,147	76,508	49,343	22,605	165,603
	$ 636,403	$ 1,437,045	$ 2,513,868	$ 2,133,649	$ 6,720,965

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the Company to incur a financial loss. Credit risk mostly arises from investments in fixed income securities and preferred shares.

The Company's investment policy requires that, at the time of the investment, fixed income securities have a minimum credit rating of BBB and preferred shares have a minimum credit rating of P3. Management monitors subsequent credit rating changes on a regular basis. Investments in any entity or group of related entities are limited to 5% of the Company's assets.

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet cash flow commitments associated with financial instruments. To manage its cash flow requirements, the Company maintains a portion of its invested assets in liquid securities.

Interest rate risk

Interest rate risk is the risk that a movement in interest rates will have an adverse effect on the financial condition of the Company, which happens when interest rates increase on the market.

The weighted average interest rate based on book values as at December 31, 2006 was 4.62% (2005 – 4.87%) for fixed income securities, 7.41% (2005 – 7.28%) for mortgage loans and 5.19% (2005 – 5.08%) for preferred shares with a maturity date.

Securities lending

The Company participates in a securities lending program managed by the Company's custodian, a major Canadian financial institution, whereby the Company lends securities it owns to other financial institutions to allow them to meet delivery commitments. Government securities with an estimated fair value of 105% of the fair value of the securities loaned are received as collateral from the Canadian financial institution.

5. Derivative financial instruments

Table 5.1 summarizes the fair value of the derivative financial instruments used by the Company. Positive fair values are recorded as other assets (note 11) and negative fair values are recorded as other liabilities.

Table 5.1	2006			2005		
	Positive fair value	**Negative fair value**	**Net**	Positive fair value	Negative fair value	Net
Held for non-trading purposes						
Where hedge accounting is applied						
Currency swaps	$ –	$ 824	$ (824)	$ –	$ –	$ –
Where hedge accounting is not applied						
Foreign exchange contracts						
Currency forwards purchased	11	–	11	–	18	(18)
Currency forwards sold	–	33	(33)	86	–	86
Currency swaps	1,057	–	1,057	3,003	–	3,003
Total return swaps	–	2,964	(2,964)	–	–	–
Held for trading purposes						
Interest rate contracts						
Options purchased	284	–	284	–	–	–
Options written	–	69	(69)	–	–	–
Swaps	116	456	(340)	–	–	–
Total return swaps	117	–	117	–	–	–
	$ 1,585	$ 4,346	$(2,761)	$ 3,089	$ 18	$ 3,071

Tables 5.2 and 5.3 summarize the notional amounts of the derivative financial instruments used by the Company by term of maturity.

Table 5.2	2006			
	One year or less	One year to five years	Over five years	Total
Held for non-trading purposes				
Where hedge accounting is applied				
Currency swaps	$ –	$ –	$ 51,391	$ 51,391
Where hedge accounting is not applied				
Foreign exchange contracts				
Currency forwards purchased	8,837	–	–	8,837
Currency forwards sold	25,348	–	–	25,348
Currency swaps	–	1,289	3,771	5,060
Total return swaps	422,936	–	–	422,936
Held for trading purposes				
Interest rate contracts				
Options purchased	442,280	–	–	442,280
Options written	360,081	–	–	360,081
Swaps	58,295	159,500	–	217,795
Futures bought	43,517	–	–	43,517
Futures sold	219,087	–	–	219,087
Total return swaps	23,318	60,044	–	83,362
	$ 1,603,699	$ 220,833	$ 55,162	$ 1,879,694

Table 5.3	2005			
	One year or less	One year to five years	Over five years	Total
Held for non-trading purposes				
Where hedge accounting is applied				
Currency swaps	$ –	$ –	$ –	$ –
Where hedge accounting is not applied				
Foreign exchange contracts				
Currency forwards purchased	5,922	–	–	5,922
Currency forwards sold	28,605	–	–	28,605
Currency swaps	4,320	1,718	8,504	14,542
Total return swaps	–	–	–	–
Held for trading purposes				
Interest rate contracts				
Options purchased	–	–	–	–
Options written	–	–	–	–
Swaps	–	–	–	–
Futures bought	–	–	–	–
Futures sold	–	–	–	–
Total return swaps	–	–	–	–
	$ 38,847	$ 1,718	$ 8,504	$ 49,069

Foreign exchange rate risk

Foreign exchange rate risk is the risk that the value of a foreign-denominated financial instrument will fluctuate as a result of changes in foreign exchange rates. The Company mitigates foreign exchange rate risk by buying or selling successive monthly foreign exchange forward contracts. Foreign exchange forward contracts are commitments to buy or sell foreign currencies for delivery at a specified date in the future at a fixed rate. Forwards are transacted in over-the-counter markets.

Cash flow risk

Cash flow risk is the risk that future cash flows associated with a monetary financial instrument will fluctuate in amount. The Company mitigates cash flow risk by entering into foreign exchange swaps, whereby foreign-denominated principal and fixed interest receipts are sold in exchange for Canadian dollars. These swaps are transacted in over-the-counter markets.

Credit risk

The credit risk for derivative financial instruments is limited to their positive fair value, which is substantially lower than their notional amount. The Company mitigates credit risk by diversifying exposure to any single counterparty.

Market risk

Market risk is the risk of losses arising from movements in market prices. The Company mitigates market risk by entering into total return swaps, whereby the return of a basket of securities is sold in exchange for interest receipts. These total return swaps are transacted in over-the-counter markets.

6. Policy liabilities

Policy liabilities are established to reflect the estimate of the full amount of all liabilities associated with the insurance policies at the consolidated balance sheet dates, including claims incurred but not reported. The ultimate cost of these liabilities will vary from the best estimate made for a variety of reasons, including additional information with respect to the facts and circumstances of the claims incurred. Table 6.1 presents the unpaid claims and loss adjustment expenses.

Table 6.1	2006		2005	
	Direct [a]	**Ceded [b]**	Direct [a]	Ceded [b]
Unpaid claims and loss adjustment expenses				
Auto: liability	**$ 1,638,439**	**$ 29,579**	$ 1,754,126	$ 42,401
Auto: personal accident	**703,729**	**21,334**	717,743	29,557
Auto: other	**107,669**	**208**	86,594	1,124
Property	**582,583**	**87,710**	504,521	136,948
Liability	**786,325**	**130,344**	754,257	119,636
Other	**4,794**	**1,194**	4,368	853
	$ 3,823,539	**$ 270,369**	$ 3,821,609	$ 330,519

[a] Direct unpaid claims and loss adjustment expenses is shown as unpaid claims and loss adjustment expenses in the consolidated balance sheets.

[b] Ceded unpaid claims are referred to as reinsurers' share of unpaid claims and loss adjustment expenses in the consolidated balance sheets.

Unpaid claims and loss adjustment expenses were reduced, on a net basis, by $341,981 at December 31, 2006 (2005 – $336,760) to take into account the time value of money using a rate of 4.64% (2005 – 4.63%) on underlying claims settlement patterns. The provision for adverse deviations increased unpaid claims and loss adjustment expenses, on a net basis, by $426,286 at December 31, 2006 (2005 – $407,933).

Table 6.2 presents the unearned premiums.

Table 6.2	2006		2005	
	Direct [c]	**Ceded [d]**	Direct [c]	Ceded [d]
Unearned premiums				
Auto: liability	**$ 597,583**	**$ 713**	$ 572,700	$ 647
Auto: personal accident	**194,266**	**59**	186,665	60
Auto: other	**538,738**	**35**	520,354	7
Property	**757,825**	**3,631**	730,386	3.680
Liability	**152,861**	**3,024**	158,876	3,238
Other	**22,845**	**10,221**	25,856	9.647
	$ 2,264,118	**$ 17,683**	$ 2.194,837	$ 17.279

[c] Direct unearned premiums is shown as unearned premiums in the consolidated balance sheets.

[d] Ceded unearned premiums are referred to as reinsurers' share of unearned premiums in the consolidated balance sheets.

There was no premium deficiency at the consolidated balance sheet dates. The Company estimates that the fair value of unpaid claims and loss adjustment expenses, as well as the fair value of unearned premiums, approximate their book values.

Interest rate sensitivity

Since the time value of money is considered when determining the unpaid claims and loss adjustment expenses estimate, an increase or decrease in the discount rate would result in a decrease or increase in unpaid claims and loss adjustment expenses, respectively. Consequently, a 1% change in the discount rate would have an impact of $77,750 on the fair value of unpaid claims and loss adjustment expenses at December 31, 2006 (2005 – $67,535).

Structured settlements

The Company enters into annuity agreements with various Canadian life insurance companies to provide for fixed and recurring payments to claimants. Under such arrangements, the Company's liability to its claimants is substantially transferred, although the Company remains exposed to credit risk to the extent to which the life insurers fail to fulfil their obligations. This risk is managed by acquiring annuities from highly rated Canadian life insurance companies. At December 31, 2006, none of the life insurers from which the Company had purchased annuities was in default and no provision for credit risk was required. A measure of the credit risk exposure is the unrecorded original purchase price of $323.909 (2005 – $290,966) for the annuities.

7. Reinsurance

In the ordinary course of business, the Company reinsures certain risks with other reinsurers to limit its maximum loss in the event of catastrophes or other major losses. For single risk events, net retention for property and liability in 2006 was generally $5,000 (2005 – $2,500) and $7,000 (2005 – $2,500), respectively; in a number of cases, like special classes of business or types of risks, the retention would be lower through specific treaties or the use of facultative reinsurance. In 2006, for multi-risk events or catastrophes, retention is $25,000 with a reinsurance coverage limit of $1,250,000. The Company retains overall 10% of the exposure between $25,000 and $600,000. For 2005, retention was $17,500 with a coverage limit of $1,200,000 and an average of 10% retention of the exposure between $25,000 and $600,000.

Reinsurance contracts do not relieve the Company from its obligations towards policyholders. Failure of reinsurers to honour their obligations could result in losses to the Company. Thus, the Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk to minimize its exposure to significant losses from reinsurers' insolvencies. Substantially, all reinsurers are required to have a minimum credit rating of A- at inception of the treaty. Rating agencies used are A.M. Best and S&P. The Company also requires that most of its treaties have a security review clause allowing the Company to replace a reinsurer during the treaty period should the reinsurer's credit rating fall below the level acceptable to the Company. Management concluded that the Company was not exposed to significant loss from reinsurers for potentially uncollectible reinsurance as at the consolidated balance sheet dates.

Furthermore, the Company is the assigned beneficiary of collateral consisting of cash, trust accounts and letters of credit totaling $79,163 at December 31, 2006 (2005 – $98,376) as guarantee from unlicensed reinsurers. These amounts include $54,103 (2005 – $74,252) from an affiliated reinsurer. This collateral is held in support of policy liabilities of $58,768 at December 31, 2006 (2005 – $83,289) and could be used should these reinsurers be unable to meet their obligations.

Table 7.1 presents the impact of reinsurance on the consolidated statements of income.

Table 7.1	**2006**		2005	
	To affiliates	**Ceded Total**	To affiliates	Ceded Total
Premiums earned	**$ 17,654**	**$ 94,521**	$ 48,707	$ 210,962
Claims and loss adjustment expenses	**7,384**	**15,037**	80,641	264,926
Commissions expense	**–**	**13,492**	–	24,169
Loss (income) before income taxes	**$ 10,270**	**$ 65,992**	$ (31,934)	$ (78,133)

8. Related party transactions

The Company enters into related party transactions with the controlling shareholder, ING Groep, and with entities that are subject to common control or are the managed parties of a common managing party ("common management"). These transactions consist of reinsurance, management and advisory expenses, financing charges, as well as advisory fees income. These transactions are carried out in the normal course of operations. Accordingly, they are measured at the amount of consideration paid or received, as established and agreed to by the related parties and are settled on a regular basis.

The impact of reinsurance ceded to entities that are subject to common control or management on the consolidated statements of income is shown in table 7.1 above.

Table 8.1 summarizes the other types of transactions with entities that are subject to common control or management for the years ended December 31, 2006 and 2005.

Table 8.1		2006		2005
Advisory fees income	$	**629**	$	5,992
Management and advisory expenses		**16,557**		17,885
Interest expense		**5,309**		7,963

Table 8.2 summarizes the Company's balances with entities that are subject to common control or management.

Table 8.2		2006		2005
Reinsurance receivable	$	**4,252**	$	230
Interest and other payables		**–**		2,968

The Company enters into transactions with investees presented as long-term investments. Significant balances and transactions with these investees consist of loans, which are classified as investments, of $62,985 as at December 31, 2006 (2005 – $63,386) and commissions expense of $31,594 for the year ended December 31, 2006 (2005 – $27,860).

9. Income taxes

Table 9.1 presents the income tax expense.

Table 9.1		2006		2005
Current	$	**274,085**	$	300,883
Future		**19,869**		8,287
Income tax expense	$	**293,954**	$	309,170

Table 9.2 explains the difference, expressed in percentage terms, between the income tax expense and the amount that would have been computed if the federal and provincial statutory tax rates had been applied to income before income taxes.

Table 9.2	2006	2005
	%	%
Income tax expense calculated at statutory tax rates	**34.5**	34.5
Increase (decrease) in income tax rates resulting from:		
Non-taxable dividend income	**(4.3)**	(3.6)
Non-deductible expenses	**0.3**	0.4
Non-taxable portion of capital gains	**(0.2)**	(1.1)
Impact of tax rate changes	**0.6**	(0.2)
Other	**–**	(1.7)
Effective income tax rate	**30.9**	28.3

The consolidated statements of income contain items that are non-taxable or non-deductible for income tax purposes, which cause the income tax expense to differ from what it would have been if based on statutory tax rates.

The most significant components of the future income tax balances are the following:

Table 9.3		2006		2005
Future income tax asset				
Difference between accounting loss reserves and tax loss reserves	$	58,593	$	61,043
Difference between the market value and book value of investments		68,082		71,641
Losses available for carryforward		5,502		7,520
Property and equipment		8,164		13,988
Deferred expenses for tax purposes		60,352		70,047
Total future income tax asset	$	200,693	$	224,239
Future income tax liability				
Deferred gains and losses on specified debt obligations		57,159		63,745
Pension and other retirement benefits		16,438		11,291
Other		14,909		8,102
Total future income tax liability		88,506		83,138
Net future income tax asset	$	112,187	$	141,101

In 2005, the Company fully recognized a tax recovery on losses realized from the sale of investments in ING mutual fund units.

The Company recognized a future tax asset for all of its unused non-capital losses as at December 31, 2006 and 2005.

At December 31, 2006, the Company had allowable capital losses of $33,018 (2005 – $33,510), which had not been recognized when computing the future tax asset. These losses, which have no expiry date, can be used to reduce future taxable capital gains.

10. Goodwill and intangible assets

Table 10.1 shows the change in goodwill during the year.

Table 10.1		2006		2005
Goodwill arising from former long-term investments now consolidated (note 13)	$	–	$	5,471
Goodwill purchased (note 17)		41,122		12,023
Goodwill disposed (note 17)		741		248
Increase in goodwill during the year	$	40,381	$	17,246

Table 10.2 shows the components of intangible assets.

Table 10.2		2006		2005
Cost	$	76,493	$	41,107
Accumulated amortization		(10,199)		(4,159)
Book value	$	66,294	$	36,948

The Company performs an annual impairment testing of goodwill. No impairment was identified in either 2006 or 2005. Impairments are non-cash in nature and they do not affect the Company's liquidity or ability to discharge its liabilities.

The intangible assets represent customer relationships and the rights to offer renewals. They are amortized on a straight-line basis over ten years.

11. Other assets

Table 11.1 summarizes the major components of other assets.

Table 11.1		2006		2005
Property and equipment (table 11.2)	$	**94,268**	$	92,847
Prepaid pension asset (note 12)		**92,966**		80,801
Prepaids		**11,321**		3,352
Other		**4,621**		5,119
	$	**203,176**	$	182,119

Table 11.2 shows the major categories of the Company's property and equipment.

Table 11.2	2006			2005		
	Cost	**Accumulated amortization**	**Book value**	Cost	Accumulated amortization	Book value
Land	**$ 316**	**$ –**	**$ 316**	$ 4,940	$ –	$ 4,940
Buildings	**699**	**(352)**	**347**	37,183	(13,357)	23,826
Computer equipment	**109,257**	**(57,941)**	**51,316**	86,417	(51,493)	34,924
Furniture and equipment	**50,524**	**(27,854)**	**22,670**	43,380	(24,647)	18,733
Leasehold improvements	**28,258**	**(8,639)**	**19,619**	18,228	(7,804)	10,424
	$189,054	**$(94,786)**	**$94,268**	$190,148	$(97,301)	$92,847

12. Employee future benefits

The Company has several defined benefit pension plans, as well as a number of defined contribution pension plans resulting from the acquisition of Allianz. For the defined benefit plans, the measurement date is December 31 and the latest actuarial valuations were performed as of December 31, 2005. The next actuarial valuations will be performed as of December 31, 2008.

The Company has several other retirement plans offering life insurance and health benefits to retirees, which are closed to active employees.

Table 12.1 presents the changes in the benefit obligation and the fair values of plan assets and reconciles the plans' funded status with the net prepaid asset (accrued liability).

Table 12.1		2006	2005	2006	2005
		Pension plans		Other plans	
Change in benefit obligation					
Benefit obligation at beginning of year	$	**(435,674)** $	(352,523) $	**(15,967)** $	(22,408)
Current service cost		**(20,856)**	(16,060)	**–**	–
Interest cost on benefit obligation		**(22,655)**	(21,993)	**(761)**	(814)
Past service cost		**–**	(273)	**–**	6,370
Employee contributions		**(4,785)**	(4,290)	**–**	–
Actuarial losses		**(49,836)**	(54,750)	**(94)**	(1,798)
Benefits paid		**18,667**	16,190	**973**	708
Transfer		**–**	(1,975)	**–**	1,975
Benefit obligation at end of year	$	**(515,139)** $	(435,674) $	**(15,849)** $	(15,967)
Change in fair value of plan assets					
Fair value of plan assets at beginning of year	$	**496,058** $	440,496 $	**–** $	–
Actual return on plan assets		**63,941**	60,604	**–**	–
Employer contributions		**11,794**	6,858	**973**	708
Employee contributions		**4,785**	4,290	**–**	–
Benefits paid		**(18,667)**	(16,190)	**(973)**	(708)
Fair value of plan assets at end of year	$	**557,911** $	496,058 $	**–** $	–
Funded status					
Excess (deficit) of fair value of plan assets over benefit obligation at end of year	$	**42,772** $	60,384 $	**(15,849)** $	(15,967)
Unrecognized transitional (asset) obligation		**(52,632)**	(63,157)	**901**	1,009
Unrecognized past service costs		**1,732**	1,983	**(5,520)**	(5,945)
Unrecognized net actuarial losses		**83,387**	63,807	**4,130**	4,303
Valuation allowance		**(1,568)**	(1,879)	**–**	–
Net prepaid asset (accrued liability) at end of year	$	**73,691** $	61,138 $	**(16,338)** $	(16,600)
Presented as					
Other assets (note 11)	$	**92,966** $	80,801 $	**–** $	–
Other liabilities		**(19,275)**	(19,663)	**(16,338)**	(16,600)
Net prepaid asset (accrued liability) at end of year	$	**73,691** $	61,138 $	**(16,338)** $	(16,600)

Included in the benefit obligation and fair value of plan assets are the following amounts in respect of plans that are not fully funded.

Table 12.2		2006	2005	2006	2005
		Pension plans		Other plans	
Benefit obligation	$	**(189,875)** $	(149,855) $	**(15,849)** $	(15,967)
Fair value of plan assets		**138,900**	107,406	**–**	–
Deficit	$	**(50,975)** $	(42,449) $	**(15,849)** $	(15,967)

At December 31, 2006, 40.6% (2005 – 53%) of the defined benefit pension plans' assets were held in equity securities, 57.9% (2005 – 45%) in fixed income securities and 1.5% (2005 – 2%) in other investments.

Table 12.3 provides details of the components of the accrued benefit expense (income) before adjustments to recognize the long-term nature of employee future benefit costs, as well as reconciliation with the accrued benefit expense (income).

Table 12.3		2006	2005	2006	2005
		Pension plans		Other plans	
Accrued benefit (income) expense					
Current service cost	$	20,856 $	16,060 $	– $	–
Interest cost on benefit obligation		22,655	21,993	761	814
Past service costs		–	273	–	(6.370)
Actual return on plan assets		(63,941)	(60,604)	–	–
Net actuarial losses		49,836	54,750	94	1,798
Accrued benefit (income) expense before adjustments to recognize the long-term nature of employee future benefit costs	$	29,406 $	32,472 $	855 $	(3.758)
Excess of actual return over expected return on plan assets for the year		28,016	28,846	–	–
Amortization of past service cost		251	251	(425)	(425)
Amortization of transitional (asset) obligation		(10,525)	(10,525)	108	108
Amortization of net actuarial losses		2,240	824	267	161
Past service costs arising during the year		–	(273)	–	6.370
Net actuarial losses arising during the year (table 12.4)		(49,836)	(54.750)	(94)	(1.798)
Amortization of valuation allowance		(279)	(279)	–	–
Change in valuation allowance		(32)	200	–	–
Accrued benefit (income) expense	$	(759) $	(3.234) $	711 $	658

Table 12.4 lists the components of the net actuarial losses arising from pension and other plans.

Table 12.4		2006		2005	
		Pension plans	**Other plans**	Pension plans	Other plans
Actuarial gains (losses) arising from the:					
Decrease in the discount rate used to measure the benefit obligation	$	– $	– $	(64,735) $	(1.460)
Experience		(30,236)	–	–	–
Decrease in the rate of compensation increase used to measure the benefit obligation		–	–	9,985	–
Increase in the health care cost trend rate used to measure the benefit obligation		–	(94)	–	(338)
Change in mortality table		(8,600)	–	–	–
Change in withdrawal/retirement		(11,000)	–	–	–
	$	(49,836) $	(94) $	(54,750) $	(1.798)

The cost recognized for the defined contribution plans, as well as the employer contributions, were $1,600 in 2006 (2005 – $2,202).

Table 12.5 summarizes the key weighted average assumptions used for the measurement of the benefit obligations and benefit expense (income).

Table 12.5	**2006**	2005	**2006**	2005
	Defined benefit plans		Other plans	
To determine benefit obligations at end of year				
Discount rate	**5.0%**	5.0%	**5.0%**	5.0%
Rate of increase in future compensation	**3.5%**	3.5%	**n/a**	n/a
To determine benefit expense (income) for the year				
Discount rate	**5.0%**	6.0%	**5.0%**	6.0%
Rate of increase in future compensation	**3.5%**	4.0%	**n/a**	n/a
Expected long-term rate of return on plan assets	**7.25%**	7.25%	**n/a**	n/a

The weighted average of the assumed health care cost trend rate for 2007 used to measure the expected cost of benefits covered by the plans is 9%, declining by 1% per year for each of the next four years.

Table 12.6 shows the impact of a 1% increase and decrease in the health care cost trend rate on the other plans' benefit obligation and on the service and interest cost.

Table 12.6	**2006**		2005	
	1% increase	**1% decrease**	1% increase	1% decrease
Increase (decrease) in benefit obligation	**$ 1,411**	**$ (1,628)**	$ 1,391	$ (1,606)
Increase (decrease) in the service and interest cost	**66**	**(78)**	71	(82)

13. Long-term investments

The Company has investments in companies in which it has significant influence. These investments are referred to as long-term investments and are recorded using the equity method. Under this method, the Company records its share in the net income of long-term investments, computed by the consolidation method. Net income from long-term investments is included in investment income in the consolidated statements of income.

Table 13.1	**2006**				
	Opening balance	**Increase (decrease)**	**Income**	**Dividends**	**Closing balance**
P&C insurance brokerages	**$ 41,587**	**$ 357**	**$ 8,831**	**$ (6,374)**	**$ 44,401**

Table 13.2	2005				
	Opening balance	Increase (decrease)[a]	Income	Dividends	Closing balance
P&C insurance brokerages	$ 48.108	$ (8.239)	$ 8.428	$ (6,710)	$ 41,587

[a] In 2005, the Company acquired a controlling interest in several P&C insurance brokerages in which it previously had significant influence. As a result of these acquisitions, the investments in P&C insurance brokerages, which were previously classified as long-term investments, are now consolidated.

14. Debt outstanding

The Company has an uncommitted revolving credit facility in the amount of $50,000, which may be drawn as primary loans at the prime rate or as bankers' acceptances at the bankers' acceptance rate. In 2005, the Company had an outstanding loan of $127,000 with ING Verzekeringen, N.V., which was bearing interest at a rate of 6.27%. This loan was repaid fully in 2006.

15. Share capital

Table 15.1 summarizes the Company's share capital.

Table 15.1	2006				2005		
Classes of shares	**Authorized (shares)**	**Issued and outstanding (shares)**	**Amount**	Authorized (shares)	Issued and outstanding (shares)	Amount
Common	**Unlimited**	**133,732,000**	**$ 1,183,846**	Unlimited	133,732,000	$ 1,183,846
Class A [(a)]	**Unlimited**	**–**	**–**	Unlimited	–	–
Special [(b)]	**One**	**1**	**–**	One	1	–
			$ 1,183,846			$ 1,183,846

[(a)] Issued and outstanding Class A shares would rank both with regards to dividends and return on capital in priority to the common shares.

[(b)] The Special Share is convertible into one common share. The beneficial owner of the Special Share is entitled to nominate and elect a certain number of directors to the Board and request the Board to appoint the Chief Executive Officer, as determined by the number of common shares that the holder of the Special Share beneficially owns.

In January 2005, pursuant to the underwriters' agreement in relation to the initial public offering, the underwriters exercised the over-allotment option granted to them. The option called for the purchase of up to 5,232,000 additional common shares at the offering price within thirty days from the date of the IPO and was exercised in full in January 2005, generating net proceeds of $129,230 and increasing share capital by $131,556 after tax.

Stock-based compensation

A long-term incentive plan (LTIP) was implemented for certain employees commencing in 2005. Under this plan, these employees are awarded performance units as a portion of their compensation. Each award vests and pays out at the end of a three-year performance cycle. The actual award varies based on a performance target by comparing the Company's three-year average return on equity relative to that of the Canadian property and casualty insurance industry. The actual award may only be in common shares restricted for transfer. Accordingly, this type of compensation is recognized as an expense with a corresponding increase to contributed surplus. The Company re-estimates the number of performance units that are expected to vest at each reporting period. As at December 31, 2006, the estimate is 181,574 units for the 2006-2008 performance cycle with a per unit fair value at grant date of 36 dollars and 79 cents and 363,700 units for the 2005-2007 performance cycle with a per unit fair value at grant date of 26 dollars and 30 cents. At the time of the payout, the Company intends to purchase common shares in the market in an amount equal to the number of vested units.

Since July 1, 2006, employees who are not eligible for the LTIP are entitled to make contributions in accordance with a voluntary employee share purchase plan (ESPP). Under the ESPP, eligible employees can contribute up to 10% of their base earnings through payroll deduction. As an incentive for participation in the plan, the Company will contribute an amount corresponding to 50% of the employee contribution. The common shares are bought on the market by an independent broker each month and are held by a custodian on behalf of the employees. The common shares bought with the Company's contributions vest upon continued employment for a period of twelve months. During the year, 68,405 common shares were purchased by the independent broker on behalf of the employees under the ESPP. From those shares, 22,892 are unvested on December 31, 2006.

Members of the Company's Board of Directors who are not officers or employees of the Company or its affiliates receive part of their annual retainer in the form of deferred share units ("DSU") and may elect to receive the balance of their retainer in the form of DSU or cash. A DSU represents an amount owed by the Company to the directors and has the same value as one share of the Company at the date of the grant. These DSU may not be paid out until such time that the director leaves the Board. Payment may be in cash or common shares of the Company, at the option of the directors. Accordingly, director compensation is recognized both as an expense and a liability.

The amount charged to compensation expense for these plans was $4,146 for the year ended December 31, 2006, (2005 – $6,447). The expense for the LTIP and DSU is based on the fair value of the awards at the dates of the grants and represents management's estimate of the payout by reference to the achievement of an expected performance target. The Company's contributions under the ESPP are accrued when payable and are expensed over the vesting period of the unvested common shares.

16. Supplemental cash flow information

Table 16.1 presents supplemental cash flow information.

Table 16.1	2006	2005
Income taxes paid	**$ 316,369**	$ 385,956
Interest paid on debt outstanding	**7,963**	7,963
Amortization of:		
Property and equipment	**19,556**	18,121
Intangible assets	**6,039**	3,854
Net premiums on fixed income securities	**(17,018)**	16,274
Investment impairment	**20,437**	10,470
Increase (decrease) in cash and cash equivalents due to changes in other operating assets and liabilities:		
Premium and other receivables	**(129,040)**	100,513
Income taxes	**(42,284)**	(86,160)
Other assets	**(19,607)**	3,514
Payables and other liabilities	**7,758**	145,026

17. Acquisitions and divestitures

Acquisitions of businesses are accounted for using the purchase method. This involves allocating the purchase price paid for a business to the assets acquired, including identifiable intangible assets and the liabilities assumed, based on their fair values at the date of acquisition. Any excess is then recorded as goodwill.

On April 1, 2006 and October 31, 2006, respectively, the Company acquired 100% of the outstanding shares of Grey Power Insurance Brokers Inc. (GPIB) and West & Associates Insurance Group Ltd. (West). These enterprises operate in the corporate and distribution segment.

The Company's subsidiaries by way of share or asset purchases, acquired or increased the ownership and disposed of certain other businesses.

The results of the acquired companies since their respective acquisition date are included in the Company's consolidated statements of income.

The allocation of the purchase price was established as follows:

Table 17.1		GPIB		West		Other		Total 2006		2005
Goodwill	$	**20,288**	$	**8,378**	$	**11,715**	$	**40,381**	$	11,775
Intangible assets		**18,320**		**3,981**		**13,073**		**35,374**		3,858
Future income taxes		**(6,007)**		**(1,279)**		**(1,759)**		**(9,045)**		(1,285)
Net tangible assets (liabilities)		**85**		**(923)**		**(720)**		**(1,558)**		298
Net cash consideration paid	$	**32,686**	$	**10,157**	$	**22,309**	$	**65,152**	$	14,646

The goodwill acquired is non deductible for tax purposes.

In 2006, the Company paid $14,884 (2005 – $13,962) of accrued integration cost primarily related to discontinuance of information systems, redundant lease space and involuntary employee terminations. Furthermore, the provision for redundant lease space was increased by $5,100 (2005 – nil) with a corresponding charge in the current income.

18. Disclosures on rate regulation

The Company's insurance subsidiaries are licensed under insurance legislation in each of the provinces and territories in which they conduct business. Automobile insurance is a compulsory product and is subject to different regulations across the provinces and territories in Canada, including those with respect to rate setting. Rate setting mechanisms vary across the provinces and territories in Canada, but they generally fall under three categories: "use and file", "file and use" and "file and approve". Under "use and file", rates are filed following use. Under "file and use", insurers file their rates with the relevant authorities and wait for a prescribed period of time and then implement the proposed rates. Under "file and approve", insurers must wait for specific approval of filed rates before they may be used.

Table 18.1 lists the provincial authorities which regulate automobile insurance rates. Automobile direct written premiums in these provinces totaled $2,253,362 in 2006 (2005 – $2,166,541) and represented approximately 98.3% (2005 – 98.2%) of direct automobile premiums written.

Table 18.1

Province	Rate filing	Regulatory authority
Alberta	File and approve or file and use	Alberta Automobile Insurance Rate Board
Ontario	File and approve	Financial Services Commission of Ontario
Québec	Use and file	L'Autorité des marchés financiers
Nova Scotia	File and approve	Nova Scotia Insurance Review Board
New Brunswick	File and approve	New Brunswick Insurance Board
Prince Edward Island	File and approve	Island Regulatory Appeals Commission
Newfoundland	File and approve	Board of Commissioners of Public Utilities

Relevant regulatory authorities may, in some circumstances, require retroactive rate adjustments, which could result in a regulatory asset or liability. At December 31, 2006 and 2005, the Company had no significant regulatory asset or liability.

19. Contingencies

In the normal course of operations, various claims and legal proceedings are instituted against the Company. Legal proceedings are often subject to numerous uncertainties and it is not possible to predict the outcome of individual cases. In management's opinion, the Company has made adequate provision for, or has adequate insurance to cover all claims and legal proceedings. Consequently, any settlements reached should not have a material adverse effect on the Company's consolidated future operating results and financial position.

20. Commitments and guarantees

Table 20.1 presents future minimum payments under long-term leases for premises and equipment.

Table 20.1

Year		Amount
2007	$	63,232
2008		50,550
2009		37,817
2010		29,561
2011		26,191
Thereafter		100,696
	$	308,047

In the normal course of operations, the Company provides indemnification agreements to directors and officers, to the extent permitted by law, against certain claims made against them as a result of their services to the Company. The Company has insurance coverage for these agreements.

21. Segmented information

The Company's core business activity is P&C insurance. P&C insurance segment includes two lines of business: personal lines and commercial lines. Classes in personal lines include automobile and property. Classes in commercial lines encompass primarily property, liability and automobile. The investment income consists of managing the investment portfolio for the Company's P&C insurance subsidiaries. Investment income is shown net of investment expenses. Corporate and distribution segment includes the results of the Company's broker operations and long-term investments, non P&C investment income, intercompany eliminations consisting primarily of commissions and general expenses with the Company's P&C operations, as well as non-recurring items, such as acquisitions, whose effects are not allocated to any other segment.

Table 21.1	2006	2005
Revenue		
Net premiums earned		
Personal insurance	$ 2,696,709	$ 2,680,698
Commercial insurance	1,129,905	1,159,478
Investment income	314,111	323,255
Total P&C insurance	4,140,725	4,163,431
Realized investment and other gains	193,532	223,471
Corporate and distribution	72,119	59,166
Total revenue	$ 4,406,376	$ 4,446,068
Income before income taxes		
Underwriting income		
Personal insurance	242,155	382,120
Commercial insurance	161,678	155,592
Investment income	294,806	300,732
Total P&C insurance	698,639	838,444
Net realized investment and other gains	193,532	223,471
Corporate and distribution	59,836	29,038
Total income before income taxes	952,007	1,090,953
	As at December 31	
Assets	2006	2005
P&C insurance [(a)]	9,265,754	9,066,267
Corporate and distribution [(b)]	1,111,515	860,268
Total assets	$ 10,377,269	$ 9,926,535
Increase of goodwill	2006	2005
P&C insurance	$ –	$ –
Corporate and distribution	40,381	17,246
Total increase in goodwill	$ 40,381	$ 17,246

[(a)] Includes goodwill of $74,411 at December 31, 2006 and 2005.

[(b)] Includes goodwill of $74,332 at December 31, 2006 (2005 – $33,951).

22. Fair value disclosure

The fair value of investments and short securities, derivative financial instruments, policy liabilities and debt outstanding are disclosed in notes 4, 5, 6 and 14, respectively. The fair value of other financial assets and liabilities approximates their book value due to their short-term nature.

23. Comparative figures

Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.

24. Subsequent event

On February 13, 2007, the Board of Directors approved a plan to repurchase for cancellation up to $500,000 of the Company's common shares. The repurchase will be through a substantial issuer bid, by way of a modified Dutch auction. ING Groep, the Company's majority shareholder, has informed the Company of its intent to submit common shares sufficient to maintain its holding at 70%.

Management's Discussion and Analysis



Charles Brindamour
Chief Operating Officer

March 2, 2007

The following Management's discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and accompanying notes at the end of this document.

The Company uses both generally accepted accounting principles (GAAP) and certain non-GAAP measures to assess performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are unlikely to be comparable to any similar measures presented by other companies. ING Canada analyzes performance based on underwriting ratios such as combined, expense and claims ratios. These terms are defined in section 1.4 of this document and in the Annual Information Form.

This document contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from these forward-looking statements as a result of various factors, including those discussed below or in our Annual Information Form. Please read the cautionary note in section 6.2 of this document. Certain totals, subtotals and percentages may not agree due to rounding. Additional information about ING Canada, including the Annual Information Form, may be found online on SEDAR at www.sedar.com.

Table of Contents

Overview

Return on equity for the year was 20.8% and the book value per share increased 18.3% to $25.58 from $21.63

Net income for the year ended December 31, 2006 was $658.1 million, down 15.8% from the exceptional performance of 2005. The drop in net income was driven by lower underwriting income and lower realized investment gains. Return on equity for the year was 20.8% and the book value per share increased 18.3% to $25.58 from $21.63 a year ago. Direct premiums written gained momentum in the second half of the year, resulting in 2.7% growth year over year after excluding pools and AGR (defined in Section 2.1).

- The 2.7% increase in direct premiums written was driven by a 3.3% increase in the number of written insured risks. Personal lines, both auto and property, finished the year strongly with direct premiums written growing 5.8% versus 2005 after excluding pools.

Personal lines, both auto and property, finished the year strongly with direct premiums written growing 5.8% versus 2005 after excluding pools

- Underwriting results were driven by a combined ratio of 89.4% for the year, 3.4 points higher than in 2005, due primarily to lower favourable prior year claims development. Also impacting underwriting results were lower losses from catastrophes in 2006, in both commercial and personal lines. Current accident year results were lower due partly to the impact of lower automobile rates on earned premiums and higher general expenses.
- Pre-tax realized investment and other gains totalled $193.5 million, down from $223.5 million in 2005 due primarily to lower net gains on bonds caused by lower turnover levels and market conditions during much of the year.

The following table presents the major changes in income before income taxes.

Table 1
(in millions of dollars)

2005 Income before income taxes		**1,090.9**
Favourable prior year claims development	**(107.7)**	
Current accident year:		
Catastrophes	**20.5**	
Facility Association	**(4.5)**	
Other	**(42.2)**	
Net underwriting income		**(133.9)**
Net realized investment and other gains		**(30.0)**
Other		**25.0**
2006 Income before income taxes		**952.0**

Recent Developments

The Company announced its intention to repurchase up to $500 million of its common shares

- On February 15, 2007, the Company announced its intention to repurchase for cancellation up to $500 million of its common shares through a substantial issuer bid, by way of a modified Dutch auction (the Offer). ING Groep, N.V. (ING Groep), ING Canada's majority shareholder, has informed ING Canada of its intent to submit common shares sufficient to maintain its holding at 70%. Under a modified Dutch auction, shareholders who choose to accept the bid will have an opportunity to tender their shares at a price they select within a price range established by the Company. This range has been set at a share price not less than $51.00 and not more than $59.00. Alternatively, shareholders may submit a proportionate tender enabling them to maintain their current proportionate share ownership following completion of the auction. The purchase price payable by ING Canada for shares purchased will be the lowest price within the range that will allow it to purchase shares up to the auction limit determined in accordance with the terms of the bid. A circular containing the full details of the issuer bid and procedures for tendering shares has been filed with the appropriate Canadian securities regulators on SEDAR at www.sedar.com.
- On February 15, 2007, the Company also announced an increase in its quarterly dividend of 2.0 cents to 27.0 cents per share on its outstanding common shares.
- On February 16, 2007, the Autorité des marchés financiers ("AMF"), the regulatory and oversight body for Québec's financial sector, announced that Equisure Financial Network Inc. ("Equisure"), a subsidiary of the Company, has complied with all commitments undertaken by the Company under an agreement reached in December 2005. The AMF and Equisure have further agreed on the improvements that need to be made to the corporate structures of the property and casualty (P&C) brokerages covered by the agreement; these structures meet the AMF's requirement and comply with current legislation.

Section 1 – Corporate Information

1.1 Who is ING Canada?

ING Canada is the country's leading provider of property and casualty insurance. We offer automobile, property and liability insurance to individuals and businesses through a number of insurance subsidiaries. Consumers may purchase our products through a national network of independent brokers, affiliated brokers and directly, over the Internet or through call centres. ING Canada's common shares are listed on the Toronto Stock Exchange (TSX: IIC).

ING Canada's main subsidiaries include ING Insurance Company of Canada, Belair Insurance Company Inc., The Nordic Insurance Company of Canada, ING Novex Insurance Company of Canada, Trafalgar Insurance Company of Canada (hereinafter P&C companies or subsidiaries), ING Investment Management, Inc., Equisure Financial Network Inc., Canada Brokerlink Inc. and Grey Power Insurance Brokers Inc.

1.2 Goals and Strategies

Our strategy continues to be to leverage our scale and core competencies in underwriting, pricing and claims and to provide our distributors and policyholders with a superior service and product proposition, leading to sustainable industry outperformance in organic growth and return on equity. Acquisitions enabling us to increase our market share in existing product lines within existing geographies are an important aspect of our strategy. Asset management will continue as a core competency focused on achieving superior after-tax returns.

Long-term goals	To create a sustainable, superior performance gap, as measured by return on equity, relative to the Canadian property and casualty industry of not less than 500 basis points (5%).	To exceed the annual organic growth rate in direct premiums written of the Canadian property and casualty industry by at least 300 basis points (3%) over the long term.
Key strategies	Leverage our size and scale: **Pricing and underwriting** • Enhance sophisticated pricing strategies based on a large proprietary experience database • Focus on economic value drivers and proprietary tools to exploit market inefficiencies • Maintain a disciplined risk selection process • Provide improved data access and training to underwriting staff **Expense management** • Implement world class supply chain management and increase the use of technology in claims management • Improve efficiencies through common processes throughout the Company • Maintain strong in-house claims expertise to deliver efficiency and cost savings • Increase use of preferred provider networks	Strengthen our market position through organic growth: **Strengthen our relationship with brokers** • Make it easier to do business with us • Assist brokers in growing their business through marketing, training and acquisitions support **Offer increased value to customers** • Introduce new, innovative products that improve our value proposition **Expand multi-channel distribution network** • Independent brokers • Affiliated Distribution Network • Direct sales in Ontario and Québec

Achievement of our strategy is not feasible without the active participation of our employees. To be successful, it is essential to have a winning performance culture that promotes our shared vision. In this respect, ING Canada's strategy includes the attraction, retention and development of employees who are able to rise to the challenge and demonstrate an ability and desire to offer our customers a unique and exceptional experience. The Company's past and future success is dependent on their dedication and contributions throughout the years.

1.3 Industry Outlook

Several key factors will affect the P&C insurance industry over the coming 12 months.

Underwriting results should exceed historical returns

- **Industry growth and underwriting income:** We expect the industry's top-line growth rate to be below historical levels, and underwriting results should exceed historical returns.
- **Claims costs in automobile insurance:** The existing automobile insurance systems have been effective at containing and stabilizing claims costs. Furthermore, automobile claims frequency remains low and we believe frequency will either increase or continued low frequency will lead to premium reductions. Sustainability of the cost containment measures, as well as potential rate reductions, will continue to be key performance drivers.
- **Commercial insurance competition:** Commercial insurance continues to be competitive; prices are softening but continue to yield returns above historical levels. We remain disciplined in pricing and underwriting and committed to superior service to our brokers and commercial customers.

- **Non-residential construction cost:** Non-residential construction cost increases are putting pressure on commercial insurance underwriting margins. We continue to work with our brokers to ensure our commercial customers retain sufficient coverage.

ING Canada, with its scale advantage, underwriting discipline and pricing sophistication, is well positioned to capitalize on the above conditions and continue to outperform the industry's return on equity for the foreseeable future. Our distinct product and service proposition delivered through a multi-channel distribution network will be a key driver in fuelling organic growth.

1.4 Key Performance Indicators

The financial numbers used to determine the indicators below are determined in accordance with GAAP but the ratios are considered non-GAAP measures. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are unlikely to be comparable to any similar measures presented by other companies. Technical terms are defined below and in the Annual Information Form.

Growth **Direct premiums written:** The total premiums from the primary insured in respect of insurance underwritten by an insurer during a specified period. **Written insured risks:** The number of vehicles in automobile insurance, the number of premises in personal property insurance and the number of policies in commercial insurance (excluding commercial auto insurance).	*Profitability* **Net underwriting income:** The difference between net premiums earned and the sum of net claims incurred, commissions, premium taxes and general expenses; a key profitability measure. **Average pre-tax yield:** This yield is calculated using the investment income of the P&C companies for the period excluding realized gains and losses divided by the average invested assets of the P&C companies calculated monthly including cash equivalents but excluding cash balances.
Performance and execution **Claims ratio:** Claims and loss adjustment expenses incurred, net of reinsurance, during a defined period and expressed as a percentage of net premiums earned for the same period. **Expense ratio:** Underwriting expenses including commissions, premium taxes and all general and administrative expenses, incurred in operating the business during a defined period and expressed as a percentage of net premiums earned for the same period. Components of the expense ratio (commissions, premium taxes and general expenses) are individual ratios expressed as a percentage of net premiums earned. **Combined ratio:** The sum of the claims ratio and the expense ratio. A combined ratio below 100% indicates a profitable underwriting result. A combined ratio over 100% indicates an unprofitable result.	*Capital management* **Return on equity (ROE):** Represents our net income for the 12 months ended on the date indicated divided by the average shareholders' equity over the same 12 month period. Net income and shareholders' equity are determined in accordance with GAAP. We compare our ROE against that of the industry, when available, as reported by the Office of the Superintendent of Financial Institutions. **Book value per share:** Represents shareholders' equity at the end of the year divided by the number of outstanding common shares at the same date.

Section 2 – 2006 Performance Review

2.1 Results from Operations

Written insured risks *(thousands)*


+ 3.3%
4,417.9
4,565.1
05
06

The number of written insured risks grew, driven by solid growth in the second half of the year

Table 2 (in millions of dollars, except as otherwise noted)	Year ending December 31 2006	2005	Increase (decrease)
Written insured risks (thousands)	**4,565.1**	4,417.9	3.3 %
Direct premiums written	**3,990.4**	3,904.9	2.2 %
Underwriting:			
Net premiums earned	**3,826.6**	3,840.2	(0.4)%
Net incurred losses and general expenses	**3,422.8**	3,302.5	3.6 %
Net underwriting income	**403.8**	537.7	(24.9)%
Combined ratio	**89.4%**	86.0%	3.4 pts
Investment income	**294.8**	300.7	(2.0)%
Net realized investment and other gains	**193.5**	223.5	(13.4)%
Corporate and distribution	**59.9**	29.0	106.6 %
Income before income taxes	**952.0**	1,090.9	(12.7)%
Income taxes	**293.9**	309.1	(4.9)%
Effective income tax rate	**30.9%**	28.3%	2.6 pts
Net income	**658.1**	781.8	(15.8)%
EPS – basic and diluted (dollars)	**4.92**	5.85	(15.9)%
Return on equity	**20.8%**	31.6%	(10.8)pts
Book value per share (dollars)	**25.58**	21.63	18.3 %

The number of **written insured risks** grew 3.3% during the year, driven by solid growth in the second half of the year. Personal lines, particularly auto insurance, drove this growth while the number of commercial lines risks was slightly down year over year.

Direct premiums written after excluding pools, increased 2.2% compared to 2005, and 2.7% if we also exclude premiums related to the AGR business, which initially formed part of the Allianz acquisition and was re-transferred to the vendor effective September 30, 2005. Written premium rate reductions averaged 2.4% for the year.

Net premiums earned lagged the growth in direct premiums written as the recent growth in written premiums has not yet fully impacted net premiums earned. Net premium rate reductions averaged 2.9% for the year.

Net Incurred Losses and General Expenses

Table 3 (in millions of dollars, except as otherwise noted)	Year ending December 31 2006	2005	Increase (decrease)
Net incurred losses:			
Favourable prior year claims development	**(169.9)**	(277.6)	(38.8)%
Catastrophes	**59.2**	79.7	(25.7)%
Current year claims	**2,371.9**	2,359.6	0.5 %
Total	**2,261.2**	2,161.7	4.6 %
Commissions, net	**674.5**	674.2	–
Premium taxes, net	**132.3**	133.7	(1.0)%
General expenses, net	**354.8**	332.9	6.6 %
Total	**3,422.8**	3,302.5	3.6 %
Combined ratio	**89.4%**	86.0%	3.4pts

Net Incurred Losses

Prior year claims development for the year remained favourable by $169.9 million (4.9% of opening reserves) compared to $277.6 million (7.9% of opening reserves) in 2005. The 2006 favourable development came mainly from automobile in the amount of $167.8 million (including $19.8 million from pools) which is $90.6 million less favourable than the prior year. The remaining favourable development came from commercial other in the amount of $25.9 million, which is $11.9 million less favourable than 2005. Conversely, we experienced $23.8 million of unfavourable development in personal property, compared to $18.6 million in 2005.

Table 4 *Losses from catastrophes* (in millions of dollars)	Year ending December 31 **2006**	 2005	Increase (decrease)
Personal line of business	**49.5**	131.8	(82.3)
Commercial line of business	**9.7**	40.9	(31.2)
Total direct claims	**59.2**	172.7	(113.5)
Ceded, net of reinstatement premium	**–**	(93.0)	93.0
Total	**59.2**	79.7	(20.5)

Losses from catastrophes were $20.5 million lower in 2006 as compared to 2005

Catastrophes are defined as individual events resulting in net claims incurred which are expected to be $5 million or more. In 2006, catastrophes consisted mainly of personal property damage due to ice and wind storms which hit most of the country. There were no reinsurance claims made for catastrophes incurred in 2006 as all losses were within our retention limits. In 2005, the Company incurred several storm-related catastrophe claims that were ceded to reinsurers and a large commercial loss was incurred in Québec which resulted in a substantial reinsurance claim. Notwithstanding, losses from catastrophes were $20.5 million lower in 2006 as compared to 2005.

Current year claims for the year were reasonably stable compared to 2005. Although weather conditions were generally mild in our main markets, there were several ice and wind storms which did not qualify as catastrophes but still caused significant damage.

General Expenses

Commissions and **premium taxes** were stable.

General expenses increased during the year due to higher marketing expenses and lower fees from the service carrier operated on behalf of the Facility Association.

Industry pools consist of the so-called residual market as well as risk-sharing pools (RSP) in Alberta, Ontario, Québec and New Brunswick. These pools are managed by the Facility Association except the Québec RSP. Transfers in and out of these pools on balance had no significant impact on underwriting income for the current accident year.

Investment Income

Table 5 (in millions of dollars, except as otherwise noted)	Year ending December 31 **2006**	 2005	Increase (decrease)
Interest income	**170.4**	203.6	(16.3)%
Dividend income	**147.0**	117.0	25.6%
Investment expenses and other	**(22.6)**	(19.9)	13.6%
Total	**294.8**	300.7	(2.0)%

The main source of **interest income** is bonds. While there was no significant change in the yield year over year. a portion of the portfolio was sold and reinvested in equities. As a result, interest income on bonds decreased for the year. Also, the Company received a non-recurring interest payment in 2005 of $14.5 million.

Dividend income increased in 2006 consistent with the higher level of equity investments.

Average pre-tax yield on invested assets was 4.9% for 2006 and 4.8% in 2005.

Net Realized Investment and Other Gains

Table 6 (in millions of dollars, except as otherwise noted)	Year ending December 31 2006	 2005	Increase (decrease)
Realized gains on the sale of:			
Fixed income securities	**23.8**	87.9	(72.9)%
Equities	**193.4**	137.2	41.0 %
Impairments	**(20.4)**	(10.5)	94.3 %
Losses on derivatives	**(14.5)**	–	n/a
Realized gains on the sale of other assets	**11.2**	8.9	25.8 %
Total before income taxes	**193.5**	223.5	(13.4)%
After income taxes	**127.5**	169.4	(25.0)%
Unrealized gains at end of period	**201.3**	304.2	n/a
Change in unrealized gains in the year	**(102.9)**	62.0	n/a

During the year, total net realized investment and other gains decreased due to the following developments:

- Net gains on bonds were lower due to lower turnover levels and market conditions during much of the year.
- Gains on the sale of common shares were higher because of favourable market conditions and an increased amount of equity investments.
- Impairments increased as the Company wrote down a higher number of investments in 2006 due to market performance.
- Derivative financial instruments are marked to market for accounting purposes whereas investments are generally carried at cost, including the investments that are related to some derivatives ("related investments"). For the year, the related investments generated gains of $4.2 million and unrealized gains increased by $11.3 million, whereas the derivatives associated with these investments had losses of $16.3 million included in the $14.5 million loss on derivatives shown in the table above.
- Other assets sold in the year include various properties which generated most of the gain in 2006. In 2005. the Company transferred and sold its mutual fund business for a gain of $2.5 million in a non-recurring transaction.

Interest Expense

The Company fully repaid its debt in 2006

Interest expense substantially decreased in 2006 as the Company fully repaid its debt during Q3 06.

Income Taxes

The tax rate was higher in 2006 than in 2005 primarily because of the impact of future tax rate changes, and a 2005 tax recovery from losses not previously recorded.

Net Income and Earnings per Share

These items are down primarily due to lower underwriting income, which is mostly attributable to lower favourable prior year claims development.

Return on Equity

Return on equity was 20.8% in 2006 compared to 31.6% in 2005 due to a combination of lower earnings and an increasing equity base.

2.2 Performance by Operating Groups

The Company's core business activity is P&C insurance underwriting which is further divided in two lines of business: personal and commercial lines. Investment income is generated on the investment portfolio held by the Company's P&C subsidiaries and has been reviewed earlier. Net realized investment and other gains have also been reviewed earlier. Finally, the corporate and distribution group includes the results of the Company's distribution operations, investment income at the holding company as well as other items not allocated to any other group.

Underwriting – Personal Insurance Direct premiums written


+ 5.7%
2,656.9
2,807.5
05
06

Underwriting – Personal Insurance

Table 7 (in millions of dollars, except as otherwise noted)	Year ending December 31 2006	2005	Increase (decrease)
Written insured risks (thousands):			
Automobile	**2,440.1**	2,335.9	4.5 %
Property	**1,637.5**	1,591.5	2.9 %
Total	**4,077.6**	3,927.4	3.8 %
Direct premiums written:			
Automobile	**1,966.0**	1,877.0	4.7 %
Property	**841.5**	779.9	7.9 %
Total	**2,807.5**	2,656.9	5.7 %
Net premiums earned:			
Automobile	**1,911.2**	1,946.9	(1.8)%
Property	**785.4**	733.8	7.0 %
Total	**2,696.6**	2,680.7	0.6 %
Net underwriting income (loss):			
Automobile	**242.5**	411.5	(41.1)%
Property	**(0.3)**	(29.4)	(99.0)%
Total	**242.2**	382.1	(36.6)%
Ratios			
Claims ratio	**62.5%**	57.8%	4.7pts
Commissions ratio	**16.3%**	16.2%	0.1pt
Premium taxes ratio	**3.4%**	3.4%	–
General expense ratio	**8.9%**	8.3%	0.6pt
Combined ratio	**91.1%**	85.7%	5.3pts

Direct premiums written in both automobile and personal property showed solid growth for the year, driven by increases in the number of written insured risks and the average amount insured. Rates on average increased slightly in personal property while they decreased in automobile. Pools had no significant impact on annual growth rates.

The net underwriting loss in personal property was substantially eliminated through an increase in insured amounts and other corrective measures

Net premiums earned in total were unchanged from 2005, despite overall growth in written premiums. In automobile, this is due to lower rates as well as assumed premiums from pools which were well below those of 2005, while in personal property the difference is due to lower reinsurance premiums.

The **net underwriting loss** in personal property was substantially eliminated through an increase in insured amounts and other corrective measures. Lower loss frequency and higher net premiums earned resulted in diminished losses. In personal auto, net underwriting income was down from 2005 due to lower favourable prior year claims development and the effect of rate decreases.

Underwriting – Commercial Insurance

Underwriting – Commercial Insurance Combined ratio


86.6%
85.7%
05
06

Table 8 (in millions of dollars, except as otherwise noted)	Year ending December 31 **2006**	 2005	Increase (decrease)
Written insured risks (thousands):			
Automobile	**253.6**	254.1	(0.2)%
Other	**233.9**	236.5	(1.1)%
Total	**487.5**	490.6	(0.6)%
Direct premiums written:			
Automobile	**327.5**	330.4	(0.9)%
Other	**855.5**	917.6	(6.7)%
Total	**1,183.0**	1,248.0	(5.2)%
Net premiums earned:			
Automobile	**326.8**	334.4	(2.3)%
Other	**803.1**	825.1	(2.7)%
Total	**1,129.9**	1,159.5	(2.6)%
Net underwriting income:			
Automobile	**43.0**	43.6	(1.4)%
Other	**118.7**	112.0	6.0 %
Total	**161.7**	155.6	3.9 %
Ratios			
Claims ratio	**51.0%**	52.7%	(1.7)pts
Commissions ratio	**20.9%**	20.8%	0.1 pt
Premium taxes ratio	**3.6%**	3.6%	–
General expense ratio	**10.2%**	9.5%	0.7 pt
Combined ratio	**85.7%**	86.6%	(0.9)pt

For commercial lines, **written insured risks** were slightly down from 2005 because of a very competitive market.

Direct premiums written after adjusting for AGR business declined by 3.7% in both lines of business and 4.7% in commercial other. A shift to smaller accounts has negatively impacted average premium amounts, more so in commercial other.

Net premiums earned showed declines consistent with those of written premiums in non-auto but increased in auto.

The combined ratio in commercial lines improved slightly because of lower overall net incurred losses

Net underwriting income was stable in commercial auto, while in commercial non-auto, net underwriting income increased due to lower net incurred losses.

Overall, the **combined ratio** in commercial lines improved slightly because of lower overall net incurred losses in the year.

Corporate and Distribution

Our corporate and distribution group primarily includes the results of our brokerage operations (Canada Brokerlink, Grey Power and Equisure) and other expenses.

Table 9 (in millions of dollars, except as otherwise noted)	Year ending December 31 **2006**	 2005	Increase (decrease)
Investment income	**28.3**	6.8	316.2 %
Distribution income	**100.0**	74.3	34.6 %
Advisory fees and other income	**7.5**	11.0	(31.8)%
Total revenues	**135.8**	92.1	47.4 %
Distribution expenses	**71.1**	54.7	30.0 %
Interest on debt	**5.3**	8.0	(33.8)%
Other	**(0.5)**	0.4	n/a
Income before income taxes	**59.9**	29.0	106.6 %

Investment income increased primarily from higher interest income on larger cash balances in the holding company. Advisory fees are lower as the Company sold its mutual fund business in 2005. Distribution income and expenses have increased along with growth in the distribution network.

2.3 Summary of Quarterly Results

Table 10 (in millions of dollars, except as otherwise noted)	 Q4	 Q3	 2006 Q2	 Q1	 Q4	 Q3	 2005 Q2	 Q1
Written insured risks (thousands)	**1,051.1**	**1,242.9**	**1,356.1**	**914.9**	1,012.7	1,195.2	1,312.1	897.9
Direct premiums written	**963.6**	**1,038.1**	**1,176.2**	**812.5**	905.0	1,006.5	1,171.4	821.9
Total revenue	**1,095.8**	**1,080.2**	**1,096.7**	**1,133.8**	1,111.6	1,123.3	1,112.3	1,098.8
Underwriting income	**62.3**	**95.9**	**165.6**	**79.9**	126.3	116.7	179.8	114.9
Net income	**109.4**	**156.8**	**205.9**	**185.9**	196.9	202.8	223.6	158.5
Combined ratio (%)	**93.6**	**89.9**	**82.7**	**91.5**	86.9	87.7	81.2	88.1
EPS – basic/ diluted (dollars)	**0.82**	**1.17**	**1.54**	**1.39**	1.47	1.52	1.67	1.19
Favourable prior year claims development	**(24.3)**	**(69.1)**	**(39.5)**	**(37.0)**	(49.0)	(93.6)	(66.6)	(68.4)

In general, the Company's underwriting revenues are stable quarter to quarter but net incurred losses tend to be higher in the first and last quarters of the year, consistent with Canadian weather conditions. Consequently, underwriting income will normally be higher in Q2 and Q3 and lower in the other quarters.

Table 11 *Seasonal Indicator*	 **2006**	 2005	 2004	 2003	Four-year average
Q1	**1.02**	1.02	1.10	1.06	1.05
Q2	**0.93**	0.94	0.92	0.95	0.93
Q3	**1.01**	1.02	0.98	0.96	0.99
Q4	**1.05**	1.01	1.01	1.04	1.03

The seasonal indicator is a non-GAAP measure which represents the ratio of the quarterly combined ratio to the annual combined ratio.

2.4 Selected Annual Information

Table 12 (in millions of dollars, except as otherwise noted)	Year ending December 31 2006	2005	2004
Total revenue	**4,406.4**	4,446.1	3,780.9
Net underwriting income	**403.8**	537.7	470.0
Net income	**658.1**	781.8	624.2
EPS – basic (dollars)	**4.92**	5.85	6.51
diluted (dollars)	**4.92**	5.85	6.49
Annual dividends per common share (dollars)	**1.00**	0.65	–
Investments	**7,241.9**	6,721.0	6,285.1
Total assets	**10,377.3**	9,926.5	9,663.1
Debt outstanding	–	127.0	256.2
Total shareholders' equity	**3,420.8**	2,892.6	2,059.6

Variances between 2006 and 2005 are analyzed in detail in this document. Variances between 2005 and 2004 were driven by: (1) strong underwriting income, particularly in personal automobile, despite the impact of increased catastrophe claims, most notably in personal property, (2) actual claims experience less than previously reserved for, creating redundant reserves to the benefit of earnings and (3) robust investment results.

2.5 Fourth Quarter 2006 Overview

Net income for the fourth quarter of 2006 was $109.4 million, down 44.4% from Q4 05's exceptional performance. The drop in net income was driven by lower underwriting income, lower realized investment gains and higher income taxes. Direct premiums written totalled $963.6 million in the quarter, an increase of 4.6% over Q4 05 after excluding industry pools.

- The 4.6% increase in direct premiums was driven by a 3.8% increase in the number of written insured risks. Personal lines experienced very strong direct premiums written growth of 9.2% for Q4 06 over Q4 05, excluding pools, with good growth in both automobile and property lines.
- Underwriting results were driven by a combined ratio of 93.6% for the quarter, 6.7 points higher than the same quarter of 2005. Catastrophe losses of $26.4 million compare to no catastrophes in Q4 05. Personal property experienced higher non-catastrophe severity, particularly in Ontario. Lower favourable prior year claims development from automobile pools resulted in lower underwriting results for personal auto. Despite an average rate reduction of 4.6%, the current year loss ratio for personal auto improved slightly, driven by a slight improvement in frequency. Commercial lines performed well in a softening market with an improved combined ratio of 92.8%, 2.6 points below the previous year.
- Pre-tax realized investment and other gains totalled $15.3 million in the quarter, down from $67.2 million in Q4 05 due mostly to lower trading volumes. Unrealized gains on investments increased $65.7 million in the quarter to $201.3 million.
- The Q4 06 tax expense includes a number of adjustments that had the effect of increasing the effective tax rate by 3.0%, or $5.1 million; Q4 06 to Q4 05 comparisons are also affected by $8.4 million of adjustments that improved results in Q4 05.

A complete analysis of the fourth quarter results is available in the press release issued on February 15, 2007 in the section Review of Q4 Performance.

Section 3 – Financial Condition

3.1 Balance Sheet Analysis

Table 13 (in millions of dollars)	Book values As at December 31 2006	2005	Comments on change
Cash and cash equivalents	**125.9**	341.1	Cash was invested in securities with terms exceeding 90 days to improve returns
Investments	**7,241.9**	6,720.9	See below
Premiums and other receivables	**1,643.9**	1,518.5	Premiums written are either billed to brokers or billed to policyholders directly. The increase was due to volume increases during Q4 06
Reinsurers' share of claims liabilities and unearned premiums	**288.1**	347.8	Lower amount of claims ceded to reinsurers in 2006
Deferred acquisition costs	**393.1**	382.0	Increased revenues in Q4 06
Income taxes receivable	**54.1**	55.7	No significant changes
Other assets	**302.9**	274.2	The increase was mostly related to pension plan related assets
Future income tax asset	**112.2**	141.1	Lower future tax rates have reduced the value of tax assets
Intangible assets and goodwill	**215.2**	145.2	Acquisitions of brokers during 2006 generated an increase in goodwill and intangible assets
Total assets	**10,377.3**	9,926.5	
Payables and other liabilities	**840.4**	815.7	Generally due to timing and increased volume in Q4 06
Unpaid claims and loss adjustment expenses	**3,823.6**	3,821.6	See below
Unearned premiums	**2,264.1**	2,194.8	Due to increased volume in Q4 06
Other liabilities	**28.4**	74.8	
Debt outstanding	**–**	127.0	Debt was fully repaid during Q3 06
Total liabilities	**6,956.5**	7,033.9	
Shareholders' equity	**3,420.8**	2,892.6	The increase was due primarily to net earnings less dividends paid
Total liabilities and shareholders' equity	**10,377.3**	9,926.5	

Cash and Investments


3.1%
11.4%
21.5%
19.8%
44.2%
% of Book Value
Cash, cash equivalents, short-term notes over 90 days
Fixed income securities
Preferred Shares
Common shares
Miscellaneous

Cash and Investments

Table 14 (in millions of dollars, except as otherwise noted)	As at December 31, 2006 Book value (BV)	% of BV	Fair value (FV)	As at December 31, 2005 BV	% of BV	FV
Cash and cash equivalents	**125.9**	**1.7%**	**125.9**	341.1	4.8%	341.1
Short-term notes over 90 days	**713.5**	**9.7%**	**713.5**	440.4	6.2%	440.4
Fixed income securities	**3,258.8**	**44.2%**	**3,281.6**	3,520.8	49.9%	3,595.8
Commercial mortgages	**57.2**	**0.8%**	**59.0**	70.4	1.0%	73.1
Preferred shares	**1,460.1**	**19.8%**	**1,517.1**	1,257.3	17.8%	1,319.9
Common shares	**1,580.7**	**21.5%**	**1,700.4**	1,266.5	17.9%	1,430.4
Other investments:						
Loans to brokers	**156.9**	**2.1%**	**156.9**	151.4	2.2%	151.4
Equity investments	**14.7**	**0.2%**	**14.7**	14.2	0.2%	14.2
Total investments and cash	**7,367.8**	**100.0%**	**7,569.1**	7,062.1	100.0%	7,366.3
Unrealized gains (FV - BV)			**201.3**			304.2

The increase in total investments and cash resulted from cash provided by operating activities of $431 million less dividend payments. debt repayment and acquisitions of brokerages and equipment.

The Company transferred approximately $200 million from its fixed income portfolio to common and preferred share portfolios in accordance with changes in investment policy

During the year, the Company transferred approximately $200 million from its fixed income portfolio to common and preferred share portfolios in accordance with changes in investment policy. Increases in loans to brokers and equity investments are related to expansion of the Company's distribution network.

We have an investment policy that seeks to provide an attractive risk-return profile over the medium to long term. In developing our investment policy, we take into account the current and expected condition of capital markets, the historic return profiles of various asset classes and the variability of those returns over time. the availability of assets, diversification needs and benefits. regulatory capital required to support the various asset types, security ratings and other material variables likely to affect the overall performance of our investment portfolio. The overall risk profile of our investment portfolio is designed to balance the investment return needs of our liabilities while optimizing the investment opportunities available in the marketplace. Management monitors and enforces compliance with our investment policy. The majority of our investment portfolio is invested in well established, active and liquid markets. Fair value for most investments is determined by reference to quoted market prices. In cases where an active market does not exist. fair value is estimated by reference to recent transactions or current market prices for similar investments.

Our investment portfolio is managed on a total return basis

Our investment portfolio is managed on a total return basis. As such. realized gains and losses are important and recurring components of the return on investments and of income but the timing of their realization is unpredictable. Our portfolio construction methodology takes into account the availability and liquidity of potential investments. We also set constraints by economic sector and by investment strategy to provide diversification across industries. We believe this diversification of exposure across a range of business sectors provides positive investment benefits. At the same time, economic difficulties concentrated in a specific business sector are dampened.

Specific focus is placed on the management of the portfolio to optimize after-tax total return

The following table sets forth our exposure to the ten largest industrial sectors for our combined fixed income securities and preferred and common share portfolios as at December 31, 2006 and 2005. Specific focus is placed on the management of the portfolio to optimize after-tax total return.

Table 15

(in millions of dollars, except as otherwise noted)	**As at December 31, 2006**			As at December 31, 2005		
	BV	**% of BV**	**FV**	BV	% of BV	FV
Banks	**1,563.9**	**21.6%**	**1,643.1**	827.8	12.3%	895.2
Diversified financial services	**765.2**	**10.6%**	**789.3**	701.2	10.4%	734.3
Insurance	**458.7**	**6.3%**	**492.1**	361.2	5.4%	392.3
Utilities	**428.9**	**5.9%**	**454.5**	449.7	6.7%	482.1
Oil and gas	**345.8**	**4.8%**	**331.7**	274.1	4.1%	300.4
Telecommunication services	**313.1**	**4.3%**	**313.8**	286.9	4.3%	284.7
Special purpose	**231.8**	**3.2%**	**232.6**	252.3	3.8%	257.8
Real estate	**225.3**	**3.1%**	**244.3**	248.8	3.7%	274.2
Media	**136.2**	**1.9%**	**141.4**	121.6	1.8%	121.3
Metals and mining	**95.2**	**1.3%**	**94.1**	70.1	1.0%	79.2
Total top ten sectors	**4,564.1**	63.0%	4,736.9	3,593.7	53.5%	3,821.4
Government	**1,999.6**	27.6%	**2,011.3**	2,043.5	30.4%	2,091.5
Other	**678.2**	9.4%	**695.0**	1,083.8	16.1%	1,112.3
Total investment assets	7,241.9	100.0%	7,443.2	6,721.0	100.0%	7,025.2

The Company uses derivative financial instruments for hedging purposes and to modify the risk profile of the investment portfolio as long as the resulting exposures are within investment policy guidelines.

Beginning in 2006, we expanded our investment options to include investment grade international bonds

Beginning in 2006, we expanded our investment options to include investment grade international bonds and the use of derivatives to support the management of the duration of our fixed income portfolio. The duration of the bond portfolio moved from 6.3 years at December 31, 2005 to 4.5 years at December 31, 2006. This reduction more closely aligns our investment duration with the duration of our liabilities.

As at December 31, 2006, the weighted average rating of our fixed income portfolio was AA and the weighted average rating of our preferred share portfolio was P2 (ratings are by Standard & Poor's (S&P) or Dominion Bond Rating Services). Approximately $35.8 million of securities with a rating below investment grade were included in the fixed income and preferred share portfolios at December 31, 2006, compared to $16.1 million as at December 31, 2005.

Fixed Income Securities


0.1%
5.7%
24.6%
55.6%
14.0%
% of Book Value
AAA
AA
A
BBB
B

The following table sets forth our fixed income portfolio by credit quality as at December 31, 2006 and 2005.

Table 16

(in millions of dollars, except as otherwise noted)	As at December 31, 2006			As at December 31, 2005		
	BV	**% of BV**	**FV**	BV	% of BV	FV
Fixed income securities						
AAA	**1,812.9**	**55.6%**	**1,815.7**	1,588.6	45.1%	1,595.2
AA	**457.0**	**14.0%**	**466.1**	788.7	22.4%	820.0
A	**801.0**	**24.6%**	**811.2**	988.7	28.1%	1,027.4
BBB	**184.5**	**5.7%**	**186.1**	150.8	4.3%	150.3
B	**3.4**	**0.1%**	**2.5**	4.0	0.1%	2.9
Total	**3,258.8**	**100.0%**	**3,281.6**	3,520.8	100.0%	3,595.8

Exposure to preferred shares contributes positively to the overall after-tax return of the investment portfolio. Our continuing profitability allows for material exposure to preferred shares in our investment portfolio and enables us to realize the benefit of receiving preferred share dividends on a tax-free basis. The following table sets forth our preferred share portfolio by credit quality as at December 31, 2006 and 2005.

Exposure to preferred shares contributes positively to the overall after-tax return of the investment portfolio

Table 17

(in millions of dollars except as otherwise noted)	As at December 31, 2006			As at December 31, 2005		
	BV	**% of BV**	**FV**	BV	% of BV	FV
Preferred shares						
P1	**719.4**	**49.3%**	**749.5**	574.8	45.7%	604.7
P2	**566.0**	**38.8%**	**584.5**	508.6	40.5%	528.2
P3	**142.2**	**9.7%**	**149.2**	161.8	12.9%	172.1
P4	**21.4**	**1.4%**	**19.9**	0.4	–	0.4
P5	**11.1**	**0.8%**	**14.0**	11.7	0.9%	14.5
Total	**1,460.1**	**100.0%**	**1,517.1**	1,257.3	100.0%	1,319.9

Common equity exposure focuses primarily on high-dividend equities. We seek enhanced returns by identifying and investing in shares likely to pay increased dividends or special dividends. We undertake extensive analysis of investment opportunities to identify special dividend candidates. Similar evaluations are conducted to assess investments most likely to increase dividends. We also manage the equity portfolios to achieve additional dividend payments. Through active management, we seek incremental dividend income versus a static portfolio.

The results of our common equity strategies generally depend on overall equity market trends. Accordingly, many factors outside of our control affect the aggregate increases or decreases in the equity portfolios. We seek to select investments that will provide incremental value in excess of our benchmarks. Unforeseen events affecting specific companies, industries or sectors can have significant detrimental impact on the return profile of the equity investments.

Unpaid Claims and Loss Adjustment Expenses

Claims liabilities, which are measured using accepted actuarial practice, take into account the time value of money and provisions for adverse deviation. Changes in these estimates will affect the valuation of the claims liabilities. Discount rates were consistent with those used at year-end 2005 (2006: 4.64%; 2005: 4.63%). The provisions for adverse deviation were also set on a consistent basis with those used at year-end 2005. The claims liabilities used in the table below are taken from the financial statements, are discounted and include a provision for adverse deviation. The cumulative payments are not discounted and do not include a provision for adverse deviation. The net effect of the discount rates and the provisions for adverse deviation is that booked claims liabilities are slightly higher than undiscounted best estimates (by approximately 2.4% at year-end 2006 and 2.0% at year-end 2005). We have taken the positive claims development for both the current and prior accident years into account in arriving at our best estimate of claims liabilities.

The following table shows the development of the claims liabilities for the 10 most recent accident years, with subsequent development during the periods. The original reserve estimates are re-evaluated quarterly for redundancy or deficiency. This re-evaluation is based on actual payments in full or partial settlement of claims as well as on current estimates of claims liabilities for claims still open or claims still unreported.

Table 18 (in millions of dollars, except as otherwise noted)	Total	Accident Year 2005	2004	2003	2002	2001	2000	1999	1998	1997	1996 & –
Original reserve		1,118.8	1,117.7	973.2	838.6	729.0	655.5	587.0	548.1	557.2	1,121.2
Development during Q4 06	(24.3)	(10.0)	(2.9)	(3.2)	(6.0)	(4.3)	1.5	0.1	1.0	(0.8)	0.1
As a % of original reserve		(0.9)%	(0.3)%	(0.3)%	(0.7)%	(0.6)%	0.2%	0.0%	0.2%	(0.1)%	0.0%
Development during 2006	(169.9)	(57.9)	(50.5)	(19.6)	(14.4)	(13.5)	(2.8)	(3.6)	(1.5)	(4.6)	(1.5)
As a % of original reserve		(5.2)%	(4.5)%	(2.0)%	(1.7)%	(1.9)%	(0.4)%	(0.6)%	(0.3)%	(0.8)%	(0.1)%
Cumulative development	(546.9)	(57.9)	(191.1)	(174.6)	(18.3)	49.0	36.4	39.6	(8.4)	(128.4)	(93.2)
As a % of original reserve		(5.2)%	(17.1)%	(17.9)%	(2.2)%	6.7%	5.6%	6.7%	(1.5)%	(23.0)%	(8.3)%

In general, the Company has experienced favourable claims development for most accident years. In the years in which unfavourable claims development occurred, the overall P&C insurance industry had poor claims development due to unexpected changes in automobile claim patterns, particularly in Ontario.

Reinsurance

ING Canada's goals related to ceded reinsurance are:

1. capital protection;
2. reduction in the volatility of results;
3. increase in underwriting capacity;
4. access to expertise of reinsurers.

At December 31, 2006, 13.2% (2005: 17.7%) of the reinsured claims liabilities were ceded to ING Re, an affiliate. We also have reinsurance treaties with a number of unaffiliated reinsurers of which substantially all meet our financial strength rating requirements. The reinsurers chosen to participate in our program have a minimum rating of A- from A.M. Best. The Standard & Poor's rating and the financial analysis performed by our specialized reinsurance brokers are also considered. The treaties have a security review clause allowing ING Canada to change a reinsurer during the term of the agreement if its rating falls below the minimum required. Diversification of reinsurers is analyzed and implemented to avoid too much concentration in a specific reinsurance group.

The placement of ceded reinsurance is done almost exclusively on an excess of loss basis (per event or per risk) as per practice, actuarial norms and regulatory guidelines. Under such programs, we consider that in order for a contract to reduce exposure to risk, it must be structured to ensure that the reinsurer assumes significant insurance risk related to the underlying reinsured policies and it is reasonably possible that the reinsurer may realize a significant loss from the reinsurance. A measure of transfer of risk is the variability of the potential negative impact of the reinsured losses on the reinsurer's underwriting results. Further, our reinsurance treaties call for timely reimbursement of ceded losses.

In 2006, for multi-risk events or catastrophes, our retention was $25 million plus an average of 10% retention of the exposure between $25 million and $600 million with a reinsurance coverage limit of $1.25 billion

In 2006, for multi-risk events or catastrophes, our retention was $25 million plus an average of 10% retention of the exposure between $25 million and $600 million with a reinsurance coverage limit of $1.25 billion. The retention of all our treaties (including co-insurance and reinstatement premiums) is chosen such that a single loss or event could not significantly impact our annual loss ratio.

Although we attempt to limit the likelihood of a very large loss to a single reinsurer by spreading coverage across many reinsurers, a single catastrophic event could generate a large loss for them. An earthquake, for example, which reached our $1.25 billion reinsurance limit would result in a collective loss net of reinstatement premiums of $1.1 billion to our reinsurers.

Following industry practice, our reinsurance recoverables with licensed Canadian reinsurers (December 31, 2006: $229.3 million; December 31, 2005: $264.5 million) are generally unsecured because Canadian regulations require these reinsurers to maintain minimum asset and capital balances in Canada to meet their Canadian obligations, and claims liabilities take priority over the reinsurer's subordinated creditors. Reinsurance recoverables with non-licensed reinsurers are secured with cash, letters of credit and/or assets held in trust accounts.

Share Capital

As of March 2, 2007, there were 133.7 million common shares and one Special Share issued and outstanding. The Special Share is convertible into one common share. ING Groep holds 70% of the issued and outstanding common shares and the Special Share.

Under the Company's long-term incentive plan, certain employees were awarded performance units (one performance unit equals one common share) as part of their compensation. The number of performance units that will eventually vest at the end of the three-year performance cycle depends on the Company's three-year average return on equity compared with that of the Canadian P&C insurance industry. At the time of payout, the Company intends to purchase shares in the market in an amount equal to the number of vested shares. The Company re-estimates the number of performance units that are expected to vest at each reporting period. The estimated total number of performance units was 545,274 units as at December 31, 2006.

3.2 Liquidity and Capital Resources

Liquidity Management

The purpose of liquidity management is to ensure there is sufficient cash to meet all of our financial commitments and obligations as they fall due. We believe we have the flexibility to obtain. from internal sources, the funds needed to fulfill our cash requirements during the current financial year and to satisfy regulatory capital requirements.

The liquidity requirements of our P&C insurance subsidiaries have historically been met primarily by funds generated from operations, asset maturities and income and other returns received on investments. Cash provided from these sources is used primarily for claims and loss adjustment expense payments and operating expenses. Catastrophe claims, the timing and amount of which are inherently unpredictable, may create increased liquidity requirements. Additional sources of cash flow include the sale of invested assets and financing activities. As long as we continue to grow and remain profitable, cash flows should continue to be available for investment. We believe that our future liquidity needs will be met from all of the above sources.

Net cash flows are generally invested in marketable securities. We closely monitor the duration of these investments, and investment purchases and sales may be executed with the objective of having adequate funds available to satisfy our maturing liabilities if needed. As our investment strategy focuses on asset and liability durations, and not specific cash flows, asset sales may be required to satisfy obligations and/or rebalance asset portfolios.

Cash Flows and Liquidities

Table 19 (in millions of dollars, except as otherwise noted)	Year ending December 31 **2006**	 2005	Increase (decrease)
Inflows (Outflows)			
Cash provided by operating activities	**430.9**	637.4	(32.4)%
Investing activities:			
Business acquisitions	**(65.2)**	(14.6)	346.6 %
Purchases of equipment	**(40.4)**	(45.7)	(11.6)%
Investments	**(279.8)**	(231.6)	20.8 %
Financing activities:			
Dividends paid	**(133.7)**	(86.9)	53.9 %
Debt repayment	**(127.0)**	(129.2)	(1.7)%
Capital issuance	–	129.2	n/a
Cash at the beginning of the year	**341.1**	82.5	n/a
Cash at the end of the year	**125.9**	341.1	(63.1)%

The Company has the ability to generate significant cash flows from its operations based on its high level of profitability and low capital expenditure requirements. Cash provided by operating activities was lower in 2006 as a result of lower net income. Business acquisitions consumed more cash as the Company expanded its distribution network through the acquisition of brokerages and books of business. The increased cash outflow related to other investments reflects the increase in invested assets between 2005 and 2006. Dividends paid in 2006 were higher than in 2005 resulting in a higher cash outflow in 2006. In 2007, cash flows will be impacted by the repurchase of shares described earlier and the increased dividend rate.

Capital Management

The Company has ample capital to support business growth with our insurance subsidiaries having capital of $695.5 million in excess of the minimum supervisory target

The Company has ample capital to support business growth with our insurance subsidiaries having capital of $695.5 million in excess of the minimum supervisory target of 150%, as calculated under the Minimum Capital Test (MCT) at December 31, 2006 (2005: $718.0 million). Because we manage our companies as a group, we report our combined capital position although we also ensure that each insurance company meets all regulatory requirements including the MCT. Our insurance companies are parties to a participation agreement which combines the underwriting results of all the companies with the outcome that each company has a proportion of underwriting results and the claims ratio and expense ratio are the same for each company.

The following table presents the minimum capital test of our insurance subsidiaries with a total for all companies.

Table 20

MCT – P&C Companies

(in millions of dollars except as otherwise noted)		ING Insurance	Nordic Insurance	ING Novex Ins	Belair Insurance	Allianz Insurance	Trafalgar Insurance	Total
At December 31, 2006								
Total capital available	[a]	1,073.7	966.8	49.3	282.0	–	61.7	2,433.5
Total capital required	[b]	554.5	466.8	14.4	104.8	–	18.2	1,158.7
Excess capital	[a] – [b]	519.2	500.0	34.9	177.2	–	43.5	1,274.8
MCT %	[a] / [b]	193.6%	207.1%	341.2%	269.0%	–	338.8%	210.0%
Excess at 150%		242.0	266.7	27.6	124.8	–	34.4	695.5
At December 31, 2005								
Total capital available	[a]	1,028.7	654.9	43.0	233.4	342.1	51.9	2,354.0
Total capital required	[b]	546.6	248.2	14.2	82.6	181.6	17.4	1,090.6
Excess capital	[a] – [b]	482.1	406.7	28.7	150.8	160.5	34.5	1,263.3
MCT %	[a] / [b]	188.2%	263.9%	302.2%	282.6%	188.4%	298.5%	215.8%
Excess at 150%		208.8	282.6	21.6	109.5	69.7	25.8	718.0
At December 31, 2004								
Total capital available	[a]	1,054.5	449.1	33.1	168.1	267.5	33.7	2,006.1
Total capital required	[b]	595.6	215.3	14.4	74.7	144.9	17.7	1,062.7
Excess capital	[a] – [b]	458.9	233.8	18.7	93.4	122.6	16.0	943.4
MCT %	[a] / [b]	177.1%	208.6%	230.1%	224.9%	184.6%	190.2%	188.8%
Excess at 150%		161.1	126.1	11.5	56.0	50.2	7.1	412.1

The total amount of dividends available for payment from our subsidiaries during 2007 is $272.7 million plus any 2007 earnings. This amount is calculated based on dividend restrictions under applicable insurance laws but is subject to MCT limitations.

The Company increased its quarterly dividend by 2 cents

In 2006, the Board of Directors of the Company declared quarterly cash dividends of 25.0 cents per common share for a total annual amount of $133.7 million. These dividends were paid on March 31, June 30, September 29, and December 29, 2006. On February 13, 2007, the Board of Directors increased the Company's quarterly dividend by 2.0 cents to 27.0 cents, an 8.0% increase. A quarterly cash dividend of 27.0 cents per common share has been declared payable on March 30, 2007 to shareholders of record on March 15, 2007.

As previously mentioned, the Company announced its intention to repurchase for cancellation up to $500 million of its common shares through a substantial issuer bid. The Company plans to use existing liquid assets to pay for the shares, without affecting its ability to meet other cash requirements. ING Canada is offering to purchase shares because we believe that the purchase of shares represents an appropriate use of available cash on hand. The Offer represents an opportunity for us to return up to $500 million of capital to shareholders who elect to tender, while at the same time increasing the proportionate share ownership of shareholders who elect not to tender. Readers should read the issue bid circular for more details on the reasons supporting the Company's decision.

On September 20, 2005, ING Canada filed a short-form base shelf prospectus and received final receipt from Canadian securities regulators the following day. This filing allows the Company to offer a total of up to $1 billion in any combination of debt, preferred or common shares securities over a 25-month period.

Financing

The nature, size and timing of any financings will depend on ING Canada's assessment of its credit requirements and general market conditions. If any securities covered by the base shelf prospectus are offered for sale, a prospectus supplement containing specific information about the terms of these securities will be provided.

S&P affirmed the financial strength and long term counterparty credit rating of A+ for our P&C subsidiaries in 2006, while A.M. Best similarly affirmed our financial strength rating of A+.

Dominion Bond Rating Service assigned an A (low) rating to the long term senior unsecured debt of the Company in 2006.

We have an uncommitted revolving credit facility of $50 million with The Royal Bank of Canada, which was undrawn at December 31, 2006.

3.3 Contractual Obligations

Table 21		Payments due by period			
(in millions of dollars)	**Total**	**Less than 1 year**	**1-3 years**	**4-5 years**	**After 5 years**
Operating leases	308.0	63.2	88.4	55.7	100.7
Other long-term obligations	100.4	32.8	30.7	16.9	20.0
Total contractual obligations	408.4	96.0	119.1	72.6	120.7

3.4 Off Balance Sheet Arrangements

The Company does not have any significant off balance sheet arrangements not otherwise reported.

Section 4 – Accounting and Disclosure Matters

4.1 Disclosure Controls and Procedures

ING Canada is committed to providing timely, accurate and balanced disclosure of all material information about the Company and to providing fair and equal access to such information. The Company's management is responsible for establishing and maintaining the Company's disclosure controls and procedures to ensure that information used internally and disclosed externally is complete and reliable. Due to the inherent limitations in all control systems, an evaluation of controls can provide only reasonable, not absolute assurance, that all control issues and instances of fraud or error, if any, within the Company have been detected. The Company continues to evolve and enhance its system of controls and procedures.

Management at the direction and under the supervision of the Chief Executive Officer and the Chief Financial Officer of the Company have evaluated the effectiveness of the Company's disclosure controls and procedures. The evaluation was conducted in accordance with the requirements of Multilateral Instrument 52-109 of the Canadian Securities Administrators. This evaluation confirmed, subject to the inherent limitations noted above, the effectiveness of the design and operation of disclosure controls and procedures as at December 31, 2006. The Company's management can therefore provide reasonable assurance that material information relating to the Company and its subsidiaries is reported to it on a timely basis so that it may provide investors with complete and reliable information.

4.2 Internal Control over Financial Reporting

Management has designed and is responsible for maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

No changes were made or occurred in the Company's internal control over financial reporting during the year ended December 31, 2006, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

4.3 Critical Accounting Estimates and Assumptions

Our significant accounting policies are disclosed in Note 2 to our audited consolidated financial statements. The preparation of our financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the amounts reported in our financial statements. These estimates and assumptions principally relate to the establishment of reserves for policy liabilities, impairment of investment securities, goodwill, income taxes and pensions and other post-employment benefits. As more information becomes known, these estimates and assumptions could change and impact future results. The above noted estimates and assumptions regarding reserves for policy liabilities will impact our underwriting results; goodwill will impact our underwriting and corporate and distribution groups; impairment of securities will impact our net realized investment and other gains. The most significant estimates and assumptions we make in preparing our financial statements are described below. There were no significant changes made to our assumptions over the past two years.

Policy Liabilities

Policy liabilities consist of provisions for claims liabilities and premium liabilities, net of reinsurance. The provision for policy liabilities is discounted to take into account the time value of money. It also includes a provision for adverse deviation, as required by Canadian accepted actuarial practice. The appointed actuary of our P&C insurance subsidiaries, using appropriate actuarial techniques, evaluates the adequacy of our policy liabilities.

Claims liabilities are maintained to cover our estimated ultimate amount to settle i) insured losses with respect to reported and unreported claims incurred as of the end of each accounting period and ii) claims expenses. The provision for claims liabilities is first determined on a case-by-case basis as claims are reported and then reassessed as additional information becomes known. The provision also considers future possible development of claims. Such reserves do not represent an exact calculation of liability, but instead represent estimates developed using projection techniques in accordance with Canadian accepted actuarial practice. The estimates used are related to 1) expectations of the ultimate cost of settlement and administration of claims based on our assessment of facts and circumstances then known, 2) our review of historical settlement patterns, 3) estimates of trends in claims severity and frequency and 4) legal theories of liability and other factors.

Variables in the reserve estimation process can be affected by both internal and external events, such as changes in claims handling procedures, economic inflation, legal trends and legislative changes. Many of these items are not directly quantifiable, particularly on a prospective basis. Additionally, there may be significant reporting lags between the occurrence of the insured event and the time it is actually reported to the insurer. Reserve estimates are refined in a systematic ongoing process as historical loss experience develops and additional claims are reported and settled. Because the establishment of reserves is an inherently uncertain process involving estimates, current provisions may not be sufficient. Adjustments to reserves, both positive and negative, are reflected in the statement of income of the period in which such estimates are updated.

Premium liabilities are considered adequate when the unearned premiums reserve (after deducting any deferred acquisition cost asset) is at least equal to the present value, at the balance sheet date, of cash flows of the claims, expenses and taxes to be incurred after that date on account of the policies in force at that date or at an earlier date. Deferred acquisition costs comprise commissions, premium taxes and expenses directly related to the acquisition of premiums. They are deferred to the extent that they are recoverable from unearned premiums, after considering the related anticipated claims, expenses and investment income in respect of these premiums. Deferred acquisition costs are amortized on the same basis as the premiums are recognized in income.

A premium deficiency would be recognized immediately by a charge to the statement of income as a reduction of deferred acquisition costs to the extent that the unearned premiums reserve, plus anticipated investment income, is not adequate to recover all deferred acquisition costs and related claims and expenses. If the premium deficiency was greater than unamortized deferred acquisition costs, a liability would be accrued for the excess deficiency.

Reinsurance recoverables include amounts for expected recoveries related to claims liabilities as well as the portion of the reinsurance premium which has not yet been earned. The cost of reinsurance is accounted for over the terms of the underlying reinsured policies using assumptions consistent with those used to account for the policies. Amounts recoverable from reinsurers are estimated in a manner consistent with claims and loss adjustment expense reserves and are reported in our audited consolidated balance sheet. The ceding of insurance does not discharge our primary liability to our insureds. An estimated allowance for doubtful accounts is recorded on the basis of periodic evaluations of balances due from reinsurers, reinsurer solvency, management's experience and current economic conditions.

Impairment of Invested Assets

We obtain values for actively traded securities from external pricing services. For private placements, commercial mortgages and a small number of infrequently traded securities, quotes from brokers are obtained or values are estimated using internally developed pricing models. These models are based on common valuation techniques and require us to make assumptions regarding credit quality, liquidity and other factors that affect estimated values.

Impairment of investment securities results in a charge to earnings when a market decline in the value of an investment to below cost is other-than-temporary. Our methodology to identify potential impairments requires professional judgment and places particular emphasis on those securities with unrealized losses of 25% or greater of the book value where that unrealized loss has been outstanding for more than six months. Members of our investment and accounting departments meet quarterly to assess impairments and report quarterly to the Investment Committee on important investments that are included on a "watch list". Management assesses which of these securities are other-than-temporarily impaired. Assessment factors include, but are not limited to, the financial condition and rating of the issuer of the security, any collateral held and the length of time the market value of the security has been below cost. Any impairment is recognized when the assessment concludes that there is objective evidence of impairment. Each quarter, any security with an unrealized loss that is determined to have been other-than-temporarily impaired is written down to its expected recoverable amount, with the amount of the write-down reflected in our statement of income for that quarter. Previously impaired securities continue to be monitored quarterly, with additional write-downs taken quarterly, if necessary. In 2006, we recorded $20.4 million of impairments to recognize other-than-temporary declines in value.

There are inherent risks and uncertainties involved in making these judgments. Changes in circumstances and critical assumptions such as a weak economy, a pronounced economic downturn or unforeseen events which affect one or more companies or industry sectors could result in additional write-downs in future periods for impairments that are deemed to be other-than-temporary.

Goodwill

Under GAAP, goodwill is not amortized but is tested annually for impairment of value on a reporting unit basis. Management's judgment is required to identify reporting units with similar economic characteristics and to select an appropriate valuation model. In the P&C insurance industry and the P&C insurance brokerage industry, it is common for companies to be acquired at a multiple of revenue or book value, adjusted for net assets other than intangibles. A range of values used to evaluate the multiple is developed using discounted cash flow valuation techniques. When the fair value of the reporting unit exceeds its carrying value, goodwill is considered not to be impaired. When the carrying value of the reporting unit exceeds its fair value, the fair value of the goodwill is compared with its carrying value to determine the amount of impairment, if any. When the carrying value of goodwill exceeds the fair value of the goodwill, an impairment loss is recognized in the consolidated statements of income in an amount equal to the excess.

Income Taxes

Management exercises judgment in estimating the provision for income taxes. The Company is subject to income tax laws in various jurisdictions where it operates. Various tax laws are potentially subject to different interpretations by the taxpayer and the relevant tax authority. The provision for income taxes represents management's interpretation of the relevant tax laws and its estimate of current and future tax implications of the transactions and events during the period. A future income tax asset or liability is determined for each timing difference based on the future tax rates that are expected to be in effect and management's assumptions regarding the expected timing of the reversal of such temporary differences.

Pensions and Other Post-Employment Benefits

We sponsor a number of defined benefits and defined contribution plans providing pension and other benefits to eligible employees after retirement. The pension plans provide benefits based on years of service, contributions and average earnings at retirement. Due to the long-term nature of these plans, the calculation of benefit expenses and obligations depends on various assumptions such as discount rates, expected rates of return on assets, projected salary increases, retirement age, mortality and termination rates. All assumptions are determined by management and are reviewed annually by the actuaries. Actual experience that differs from the actuarial assumptions will affect the amounts of benefit obligation and expense. The weighted average assumptions used and the sensitivity of key assumptions are presented in Note 12 to our consolidated financial statements.

4.4 Impact of New Accounting Standards

Initial Adoption

The Company expanded the usage of derivatives in 2006 and consequently it now applies hedge accounting for certain new hedging instruments as described in Note 2 to the consolidated financial statements.

Financial Instruments, Comprehensive Income and Hedges

Effective January 1, 2007, we will apply the new provisions of the CICA handbook on accounting for financial instruments, including sections 3855 *"Financial Instruments – Recognition and Measurement"*, 3865 *"Hedges"* and 1530 *"Comprehensive income"*.

The new provisions will affect our accounting for financial instruments and hedges and will introduce a new statement of comprehensive income and a new component of accumulated other comprehensive income within shareholders' equity. The comprehensive income will be composed of net income and the unrealized gains and losses on available for sale securities, net of income taxes.

The standards require that all our financial assets and liabilities be classified as trading, available for sale, held to maturity, or loans and receivables.

- For assets classified as available for sale, the unrealized changes in market value will be reflected in other comprehensive income until the financial asset is disposed of, or becomes impaired. A portion of unrealized net gains as at January 1, 2007 will be accounted for as an opening adjustment to accumulated other comprehensive income.

- We will classify a portion of our investments that is supporting net claims liabilities, as held for trading. under which the unrealized gains and losses are recognized in income. Such classification will reduce income statement volatility related to the changes in fair value of claims liabilities as described below. Other financial assets and liabilities, including all derivatives and embedded derivatives. will also be classified as held for trading according to the new standards. Unrealized net gains related to investments designated as held for trading as at January 1. 2007 will be accounted for as an adjustment to retained earnings.
- The net claims liabilities will be discounted using a market rate instead of a book rate and an adjustement to the amount of net claims liabilities as at January 1, 2007 will be recorded to retained earnings following the change.
- Certain instruments will be classified as loans and receivables or as held to maturity. We do not expect that these classifications will have any significant impact since these investments will continue to be carried at amortized cost.
- For our insurance subsidiaries, the Office of the Superintendent of Financial Institutions has imposed certain restrictions under guideline D-10, on the classification of assets as held for trading and we will meet these requirements.

Accounting Changes

Effective January 1, 2007, we will apply the revised provisions of the CICA handbook section 1506 "*Accounting changes*". Accordingly, voluntary changes in accounting policies will be made only if they result in reliable and more relevant information.

Variability in Variable Interest Entities

Effective January 1, 2007. we will apply the Emerging Issues Committee (EIC) Abstract No. 163, "*Determining the Variability to be Considered in Applying AcG15*". This EIC provides additional clarification on how to analyze and consolidate variable interest entities. The impact is not expected to be significant on our consolidated financial statements.

Harmonization of Canadian GAAP to International Financial Reporting Standards

In 2005, the Accounting Standards Board finalized its strategic plan for financial reporting in Canada whereby Canadian GAAP will converge with International Financial Reporting Standards over a five-year period. After this transitional period, Canadian GAAP will cease to exist as a separate, distinct basis of financial reporting. The Company will continue to monitor the changes resulting from this transition.

Section 5 – Risk Management

5.1 Risk Management Principles and Responsibilities

Effective risk management rests on identifying, understanding and communicating all risks the Company is exposed to in the course of its operations. In order to make sound decisions, both strategically and operationally, management must have continual, direct access to the most timely and accurate information possible. Either directly or through its committees, the Board of Directors ensures that Company management has put appropriate risk management programs in place. The Board, directly and in particular through the Audit and Risk Review Committee ("Audit Commitee"), oversees such risk management programs, procedures and controls and in this regard, receives periodic reports from among others, the Risk Management Department, the Chief Actuary, the internal auditors and the independent auditors. A summary of the risks the Company is exposed to and the process for managing them is outlined below.

Product Design and Pricing Risk

Product design and pricing risk is the risk that the established price is or becomes insufficient to ensure an adequate return for shareholders as compared to the Company's profitability objectives. This risk may be due to an inadequate assessment of market needs, a poor estimate of the future experience of several factors, as well as the introduction of new products that could adversely impact the future behaviour of policyholders. The risk is primarily managed by regularly analyzing the pricing adequacy of company products as compared to recent experience. The pricing assumptions are revised as needed and/or the various options offered by the reinsurance market are utilized.

Underwriting Risk

Underwriting risk is the risk of financial loss resulting from the selection of risks to be insured and management of contract clauses. Unfavourable results in these areas can lead to deviations from the estimates based on the actuarial assumptions. The Company has adopted policies which specify the Company's retention limits. Once the retention limits have been reached, the Company turns to reinsurance to cover the excess risk.

Insolvency Risk

Insolvency risk is the risk that the Company will not be able to meet the demands of future claims as they arise. The regulatory authorities closely monitor the solvency of insurance companies by requiring them to comply with strict solvency standards based on the risk assumed by each company with respect to asset composition, liability composition, and the matching between these two components. The Company is required to submit regular reports to the regulatory authorities regarding its solvency, and publish its solvency ratio every quarter. The minimum solvency ratio targeted by the Company is 175%, which is much higher than the regulatory authorities' requirement. To measure the degree to which the Company is able to meet regulatory solvency requirements, the appointed actuary must present an annual report to the Audit Committee and management on the Company's current and future solvency.

Reinsurance Risk

Even though the Company relies on reinsurance to manage the underwriting risk, reinsurance does not release the Company from its primary commitments to its policyholders. Therefore, the Company is exposed to the credit risk associated with the amounts ceded to reinsurers. The Company assesses the financial soundness of the reinsurers before signing any reinsurance treaties and monitors their situation on a regular basis.

Interest Rate and Equity Market Fluctuations

Movements in short-term and long-term interest rates, as well as fluctuations in the value of equity securities, affect the level and timing of recognition of gains and losses on securities we hold, and cause changes in realized and unrealized gains and losses. Generally, our investment income will be reduced during sustained periods of lower interest rates and will likely result in unrealized gains in the value of fixed income securities we continue to hold, as well as realized gains to the extent the relevant securities are sold. During periods of rising interest rates, the market value of our existing fixed income securities will generally decrease and our realized gains on fixed income securities will likely be reduced or result in realized losses.

General economic conditions, political conditions and many other factors can also adversely affect the stock markets and, consequently, the value of the equity securities we own.

Credit Risk

Credit risk is the possibility that counterparties may not be able to meet payment obligations when they become due. A counterparty is any person or entity from which cash or other forms of consideration are expected to extinguish a liability or obligation to us. Our credit risk exposure is concentrated primarily in our fixed income and preferred share investment portfolios and, to a lesser extent, in our reinsurance recoverables.

Our risk management strategy and investment policy is to invest in debt instruments of high credit quality issuers and to limit the amount of credit exposure with respect to any one issuer by imposing fixed income portfolio limits on individual corporate issuers based upon credit quality.

Foreign Exchange Risk

Foreign exchange risk is the possibility that changes in exchange rates produce an unintended effect on earnings and equity when measured in domestic currency. This risk is largest when assets backing liabilities are payable in one currency and are invested in financial instruments of another currency. Although we are exposed to some foreign exchange risk arising from investment in some U.S. dollar denominated assets, our general policy is to minimize foreign currency exposure. We mitigate foreign exchange rate risk by buying or selling successive monthly foreign exchange forward contracts.

Derivatives

We use certain derivatives to mitigate certain of the above mentioned risks and we use other derivatives for trading purposes. Our use of derivatives exposes us to a number of risks, including replacement cost (credit) risk and interest rate and equity market fluctuations. The replacement cost risk for any derivative transaction is generated by the potential for the counterparty to default on its contractual obligations when one or more transactions have a positive market value to us. Therefore, replacement cost risk related to derivatives is represented by the positive fair value of the instruments and is normally a small fraction of the contract's notional amount. Trading derivatives exposes us to additional interest rate and equity market fluctuations. We manage replacement cost risk and interest rate and equity market fluctuation related to derivatives in accordance with our risk management policies specified above.

5.2 Operational Risk Management

We believe that managing operational risks related to our business activities significantly reduces losses resulting from failed processes, procedures or controls, inadequate systems, human errors, fraud or external events such as natural disasters. To manage this risk, we follow a specific framework that is composed of four major steps: identification, measurement, monitoring and mitigation. The scope of operational risk management covers the security of people, assets and information as well as the continuity of our operations and recovery of our technology during a crisis.

For early detection and clear insight of our key operational risks, we periodically perform Risk & Control Self-Assessments of our critical functions

For early detection and clear insight of our key operational risks, we periodically perform Risk & Control Self-Assessments of our critical functions with the collaboration of management. We also monitor and measure our risks on an ongoing basis through key risk indicators which enable management to proactively initiate effective actions. ING Canada has also developed clear incident reporting channels within the organization to systematically report, manage and monitor operational incidents leading to financial losses or reputation damage. Ongoing training and exercises provided to all employees also contribute to increase the operational risk awareness culture within the organization and minimize the occurrence of incidents.

In order to maintain the integrity and continuity of our operations in the event of a crisis, ING Canada has developed personalized alert and mobilization procedures as well as communication protocols. For example, emergency action plans, business continuity plans, business recovery plans, major health crisis plans, building evacuation plans and crisis communication plans have all been defined and are tested on an ongoing basis.

The implementation of the overall operational risk management program relies on management. In addition, the Operational Risk Management department assists in monitoring the operational risk processes and ensuring that appropriate actions are taken when necessary. The Operational Risk Management department reports to the Risk Management Committee which is composed of executive members appointed by the Board of Directors. It is the Committee that has the oversight responsibility for operational risk management and governance within the organization. Finally, to ensure transparency, the Committee provides regular updates of its operations to the Senior Management Committee, the Audit Committee and the Board of Directors.

5.3 Corporate Governance and Compliance

ING Canada believes that good corporate governance and compliance with all legal and regulatory requirements are essential for maintaining investor confidence

ING Canada believes that good corporate governance and compliance with all legal and regulatory requirements are essential for maintaining investor confidence. Legal and regulatory compliance risk arises from non-compliance with the laws, regulations or guidelines applicable to the Company as well as the risk of loss resulting from non-fulfilment of a contract. ING Canada is subject to strict regulatory requirements and detailed monitoring of its operations in all provinces or territories where it conducts business, either directly or through its subsidiaries. ING Canada's corporate governance and compliance program is built on the following foundations:

a) ING Canada's Board of Directors and its Committees are structured in accordance with sound corporate governance standards. Directors are presented with significant information in all areas of the Company's operations to enable them to effectively supervise the Company's management, business objectives and risks.

b) Disclosure controls and processes have been put into place so that relevant information is obtained and communicated to senior management and directors of the Board to ensure that the Company meets its disclosure obligations and to protect the confidentiality of information. A decision making process is also in place to facilitate timely and accurate public disclosure.

c) Effective corporate governance is dependent on strong corporate compliance structures and processes. To this end, ING Canada has established an enterprise-wide Compliance Policy and framework including procedures and policies necessary to ensure adherence to laws, regulations and related obligations. Compliance activities include identification, mitigation and monitoring of compliance/reputation risks, as well as communication, education, and activities to promote a culture of compliance and ethical business conduct.

d) The Board of Directors and the Audit Committee of ING Canada, as well as that of its subsidiaries, periodically receives reports on all lawsuits, whether they be in the normal course of business, where the contesting of certain claims appears normal, or outside the normal course of business. To manage this risk, the Company has specialized resources in its Legal Department as well as experts outside the Company, and provisions are taken when deemed necessary.

While senior management has ultimate responsibility for compliance, compliance is a responsibility that each individual employee shares. This responsibility is clearly set out in ING Canada's Business Principles and Code of Conduct.

5.4 Industry Standards

ING Canada is committed to maintaining its reputation as a corporation with integrity and ethical business conduct that extends to how we treat our customers. In this regard, ING Canada is currently working with the Insurance Bureau of Canada (IBC) in reviewing the principles set out in IBC's Standards of Sound Marketplace Practice (Standards), which includes concepts such as information disclosure, timely and fair settlement of claims, adequate systems of complaint handling, and knowledgeable intermediaries.

ING Canada has subscribed to the underlying principles of the Standards for many years and already has practices in place to ensure appropriate levels of consumer service. Operational and compliance teams are reviewing the Standards to see what gaps, if any, exist and how ING Canada can enhance its practices. This self-regulation effort is in addition to the Code of Consumer Rights and Responsibilities already adopted by ING Canada.

An additional best practices initiative is the CCIR/CISRO's (our regulators) three principle-based recommendations designed to promote customer confidence in the insurance industry (i.e. priority of client's interest, disclosure of conflicts or potential conflicts of interest, and product suitability). ING Canada is working with the insurance industry to determine best practices.

Section 6 – Other Matters

6.1 Related Party Transactions

We have ongoing transactions with related parties, consisting mostly of:

(1) management and advisory services;
(2) ING Groep and affiliated companies;
(3) reinsurance by an affiliated company; and
(4) financing.

These transactions are carried out in the normal course of operations and are measured at the amount of consideration paid or received as established and agreed by the related parties. We believe that such exchange amounts approximate fair value.

In addition, we have related party transactions with investees accounted for as long-term investments. These transactions consist primarily of loans and commission expenses.

Notes 1 and 8 to the accompanying consolidated financial statements provide additional information on related party transactions.

6.2 Cautionary Note Regarding Forward-Looking Statements

Certain statements in this report about our current and future plans, expectations and intentions, results, levels of activity, performance, goals or achievements or any other future events or developments are forward-looking statements. The words "may", "will", "would", "should", "could", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "likely" or "potential" or the negative or other variations of these words or other similar words or phrases identify such forward-looking statements.

Forward-looking statements are based on estimates and assumptions made by us based on our experience and view of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances. Many factors could cause our actual results, performance or achievements or future events or developments to differ materially from the forward-looking statements. These factors include, without limitation, the following: our ability to implement our strategy or operate our business as we expect; our ability to accurately assess the risks associated with the insurance policies that we write; unfavourable capital market developments or other factors which could affect our investments; the cyclical nature of the P&C insurance industry; our ability to accurately predict future claims frequency; government regulations; litigation and regulatory actions; periodic negative publicity regarding the insurance industry; intense competition; our reliance on brokers and third parties to sell our products; our ability to successfully pursue our acquisition strategy; the significant influence of ING Groep; our participation in the Facility Association (a mandatory pooling arrangement among all industry participants); terrorist attacks and ensuing events; the occurrence of catastrophic events; our ability to maintain our financial strength ratings; our ability to alleviate risk through reinsurance; our ability to successfully manage credit risk; our reliance on information technology and telecommunications systems; our dependence on key employees; general economic, financial and political conditions; our dependence on the results of operations of our subsidiaries; the limited trading history of our common shares; the accuracy of analyst earnings estimates or the consensus figure based upon such estimates; the volatility of the stock market and other factors affecting our share price; and future sales of a substantial number of our common shares. These factors should be considered carefully, and readers should not place undue reliance on our forward-looking statements. We have no intention and accept no responsibility to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as required by law.

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